CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on April 7, 2025.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marex Group plc

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

England and Wales	6200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 2076 556000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marex Capital Markets Inc.

140 East 45th Street, 10th Floor

New York, New York 10017

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Ian D. Schuman Jennifer M. Gascoyne Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Thomas N. O’Neill III Dinesh D. Banani Herbert Smith Freehills LLP Exchange House Primrose Street London EC2A 2EG United Kingdom +44 (0)20 7374 8000	Christian O. Nagler, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the Selling Shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion) Dated     , 2025

     Shares

Marex Group plc

Ordinary Shares

The selling shareholders identified in this prospectus (the “Selling Shareholders”) are offering      of our ordinary shares, which have a nominal value of $0.001551 per ordinary share. We are not selling any ordinary shares under this prospectus, and we will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

Our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MRX.” On April  , 2025, the last reported per share sale price was $    .

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 38.

We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (the “SEC”) rules and are eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a ‘Foreign Private Issuer.’”

Price $     per ordinary share

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses, to the Selling Shareholders
Per ordinary share	$	$	$
Total	$	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The Selling Shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional      ordinary shares at the public offering price, less underwriting discounts and commissions.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment on     , 2025.

Prospectus dated     , 2025

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Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. The Selling Shareholders and the underwriters are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we, the Selling Shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

i

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ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Marex,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Marex Group plc, together with its consolidated subsidiaries as a consolidated entity.

MARKET AND INDUSTRY DATA

Within or incorporated by reference in this prospectus, we reference information and statistics regarding the industries in which we operate. We are responsible for these statements included or incorporated by reference in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data, including information from Bloomberg, the Bank for International Settlements (“BIS”) and the Futures Industry Association (“FIA”).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to certain trademarks used or incorporated by reference in this prospectus that are important to our business, certain of which are registered under applicable intellectual property laws.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing or incorporated by reference in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos and trade names.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”). The financial information included or incorporated by reference in this prospectus has been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS Accounting Standards to U.S. GAAP.

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Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the audit report thereon, are incorporated by reference in, and form part of, this prospectus. Our audited consolidated financial statements have been restated to correct certain errors as explained in note 36 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the SEC on March 21, 2025 (the “Form 20-F”), which is incorporated by reference into this prospectus.

We present our consolidated financial statements in U.S. dollars. All references in this prospectus to “dollar,” “USD” or “$” mean U.S. dollars, all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and all references to “Euro” or “€” mean the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.

Certain monetary amounts, percentages, and other figures included or incorporated by reference in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In February 2022, we acquired Arfinco S.A. In August 2022, we signed a Share & Asset Purchase Agreement to acquire certain businesses of ED&F Man Capital Markets (“ED&F Man Capital Markets”), which involved a staggered completion, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and United Arab Emirates businesses in December 2022 and the Hong Kong business in February 2023. In February 2023, we completed the acquisition of the brokerage business of OTCex, which involved the acquisition of HPC SA (subsequently renamed Marex SA), and in July 2023, we acquired Global Metals Network Limited (“GMN”). In July 2023, we completed the integration of Marex North America, LLC (“MNA”) and Marex Capital Markets Inc. (“MCMI”), which historically was the U.S. business of ED&F Man Capital Markets. In August 2023, we acquired Eagle Energy Brokers, LLC (“Eagle Energy Brokers”) and its wholly owned subsidiary, Eagle Commodities Brokers Limited (“Eagle Commodities”), and in December 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which includes Cowen International Limited (subsequently renamed Marex Prime Services Limited). In January 2024, we acquired Pinnacle Fuel LLC. In October 2024, we entered into a partnership with Key Carbon Limited (“Key Carbon”), pursuant to which we acquired a minority stake in Key Carbon and provided financing for carbon offset projects within Africa; we also acquired the business of Dropet, a Spanish biofuels company. In March 2025, we acquired Aarna Capital Limited (“ACL”), its affiliate, ACL Holdings Limited (“ACHL”), and, indirectly, ACHL’s subsidiary, ACL Capital (IFSC) Private Limited (collectively, the “Aarna Group”). Also in March 2025, we acquired Darton Group Limited (“Darton”), together with Darton’s subsidiaries, and in April 2025, we acquired Edgemere Terminals Limited, an LME warehouse operating business. The acquisitions undertaken during 2024 and 2025, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions.

Unless otherwise indicated, all information contained or incorporated by reference in this prospectus reflects an effective 1.88 to one reverse split of our ordinary shares. Resolutions to effect the share capital reorganization were approved by the board of directors and shareholders in connection with our initial public offering (“IPO”) of ordinary shares and became effective on April 25, 2024. Our audited consolidated financial statements as of and for the year ended December 31, 2024 in our Form 20-F incorporated by reference in this prospectus reflect the impact of the effective 1.88 to one reverse split of our ordinary shares. For more information on the effect of such reverse split with

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respect to our earnings per share for the three years ended December 31, 2024, 2023 and 2022, please refer to note 33 of our audited consolidated financial statements in our Form 20-F incorporated by reference in this prospectus.

Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, the Sharpe ratio or any other financial information presented in accordance with IFRS Accounting Standards and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)

We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares (as defined in “Management–Equity Incentive Plans–Growth Shares”), (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance and hence it is our segments performance measure presented under IFRS Accounting Standards. Adjusted Profit Before Tax is also presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Profit Before Tax is a non-IFRS measure. The most directly comparable IFRS Accounting Standards measure is profit after tax.

We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)

We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

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Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)

We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, net of tax, which is the coupons on the Additional Tier 1 (“AT1”) issuance and accounted for as dividends adjusted for the tax benefit of the coupons. For the purposes of this measure, tax effects are calculated using the effective tax rate. Common equity is a non-IFRS measure and we define Common Equity as the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax. The most directly comparable IFRS measure to Common Equity is total equity.

Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)

We define Adjusted Return on Equity as Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as the equity belonging to the holders of the Group’s share capital. As a listed entity the Group intends to externally disclose its results on a quarterly basis, consequently Management changed the calculation approach of annual average common equity to be based on a five point average, rather than just the average of the opening and closing period. Management believes a five point average is more representative of the Group’s financial position over time and therefore enhances transparency and comparability. For the year ended December 31, 2024, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year and December 31 of the current year.

We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS measure for Adjusted Return on Equity is return on equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, average equity is calculated as the average balance of total equity as at December 31 of the prior year and December 31 of the current year. We have changed the calculation approach of annual total equity to be based on a five point average, rather than just the average of the opening and closing period.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.

Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We

v

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believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS metric is diluted earnings per share.

Adjusted Sharpe ratio

We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Profit Before Tax. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS Accounting Standards, and the use of the terms Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio may vary from others in our industry. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by us to Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by other companies.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share have limitations as analytical tools, and you should not consider

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them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	they do not reflect certain non-recurring expenses, such as costs associated with our IPO;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS Accounting Standards. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

Accordingly, prospective investors should not place undue reliance on Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share or the Adjusted Sharpe ratio. For additional information regarding our non-IFRS measures, and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS Accounting Standards measure, see “Summary Consolidated Financial and Other Data—Non-IFRS Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Key Performance Indicators

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are presented in the sections entitled “Summary Consolidated Financial and Other Data— Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” We define certain terms used in this prospectus as follows:

•	“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.

•	“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.

•	“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.

•	“Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted Profit After Tax Attributable to Common Equity divided by the average FTE for the same period.

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•	“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.

•

“Average balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

•	“Contracts cleared” means the total number of contracts cleared in a given period.

•	“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the Investment Firms Prudential Regime (“IFPR”).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the accompanying notes thereto, included in our Form 20-F incorporated by reference herein, before deciding to invest in our ordinary shares.

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our assets and products. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $1,594.7 million and $1,244.6 million of revenue for the years ended December 31, 2024 and 2023, respectively, and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 60 exchanges, including as a Category 1 member of the London Metal Exchange (“LME”) and a top 5 participant by volume on each of the Chicago Mercantile Exchange (“CME”) and the Intercontinental Exchange (“ICE”). During the years ended December 31, 2024 and 2023, we cleared approximately 1,116 million and 856 million contracts, respectively. We have a diverse client base of 5,031 active clients and 4,182 active clients as of December 31, 2024 and 2023, respectively. We define “active clients” as clients who have generated more than $5,000 in revenue for us in a given period. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the Asia-Pacific (“APAC”) region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also

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offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency—and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services and RJ O’Brien) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). In 2024, we were one of the 10 largest Futures Commission Merchants (“FCMs”) in the United States by average segregated funds, according to publicly available data from the FIA. There is declining competitive intensity in this segment, as the number of FCMs has declined by approximately 53% from December 2002 to December 2024, based on exchange information. There is also concentration among the largest providers, with the top 10 FCMs holding approximately 75% of margin balances as of December 2024, according to data from the FIA. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an over-the-counter (“OTC”) basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average value-at-risk (“VaR”) and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

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•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of time zones. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity and funding for our business. Our Financial Products business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, information technology (“IT”), risk, compliance, legal, human resources and executive management to support our operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted loss before tax from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

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A summary of our four core businesses is set forth in the table below as of December 31, 2024.

[1]

Revenue values do not sum to 100% due to the exclusion of Corporate segment revenue. Adjusted Profit Before Tax is a non-IFRS measure. Please see “Presentation of Financial and Other Information—Non-IFRS Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for further information on the definitions of our non-IFRS measures and a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

[2]

Represents average daily VaR, across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment. Please see note 31 to our audited consolidated financial statements for the year ended December 31, 2024 in our Form 20-F incorporated by reference into this prospectus for further information about how we calculate VaR.

Our well-invested and industry leading technology and support infrastructure underpin our growth and provide centralized back-office functions for our four core businesses. For the year ended December 31, 2024, our average FTE headcount in control and support functions was 1,084, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our control and support functions and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a compound annual growth rate (“CAGR”) of 28% from 2014 to 2024 and Adjusted Profit Before Tax by a 35% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. Our strong cash flow profile also supports capital returns and opportunistic acquisition activity. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness.

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From 2021 to 2024, we grew our number of active clients from approximately 2,190 to 5,031 and average balances from $4.7 billion to $13.5 billion. Our revenue also grew at a CAGR of 43% during the same periods. For the years ended December 31, 2024, 2023 and 2022, we generated revenue of $1,594.7 million, $1,244.6 million and $711.1 million, respectively. For the same periods, we generated profit after tax of $218.0 million, $141.3 million and $98.2 million, respectively, and Adjusted Profit Before Tax of $321.1 million, $230.0 million and $121.7 million, respectively, with a profit margin of 14%, 11% and 14%, respectively, and an Adjusted Profit Before Tax Margin of 20%, 18% and 17%, respectively. For the years ended December 31, 2024, 2023 and 2022, we achieved a return on equity of 25%, 19% and 17%, respectively. See “Presentation of Financial and Other Information – Non-IFRS Financial Measures” for the calculation method of return on equity.

Our principal executive offices are in New York and London, and we operate across Europe, the Americas, the Middle East and APAC with more than 40 offices worldwide and over 2,000 employees as of December 31, 2024.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which further expanded and diversified our product offering in financial securities and our U.S. client base.

On April 24, 2024, our registration statement on Form F-1 related to our IPO was declared effective by the SEC, and on April 25, 2024, our ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX.”

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 28% from 2014 to 2024 and Adjusted Profit Before Tax by a 35% CAGR over the same period.

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Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients, including execution, hedging and connectivity to global exchanges, across what we believe is a comprehensive range of asset and product classes. We have continued to grow market share across Clearing, Energy and Securities when looking at Marex volumes growth versus market growth, according to FIA. We were also the fastest growing FCM by client assets in the US in 2024, according to CFTC data.

[1]

All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX); Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX; Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, BOT, CME, Eurex, Euronext, ICE, SGX.

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A comparison of our service offerings and those of our key competitors is set forth in the table below.

[1]

Represents management’s view of core competitors by our core businesses. A check mark is indicative of the core competitors that we believe have a presence within the given core business and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a core business was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various core businesses.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Market Size and Growth

We estimate the serviceable addressable market by revenue for our services to be approximately $75 billion per annum. We calculated our total addressable market by using publicly available data for each of our four core businesses, where available. Based on our calculations as described below, we believe we had an approximately 2% share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our product offering and geographic footprint, while adding new clients and doing more business with our existing clients.

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Below is a summary of our calculations for our estimated market share for each of our four core businesses as of December 31, 2024.

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial Securities: Total market size derived from a combination of publicly available revenue reported by our key competitors and publicly available market volumes in financial execution, with our market share calculated by dividing either our volumes or our revenue from each business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making: We divide our revenue generated by this segment’s market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions: Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

The markets that we service are large, well-established and growing. Our analysis suggests that together, the commodities and financial derivative market volume has grown at a 6% CAGR between 2009 and 2024. Although the growth rate in any given year can be impacted by external events, which can impact volatility or the risk appetite of market participants and cause market conditions to evolve, we anticipate that market volumes in these core markets will continue to increase gradually. The consistent volume growth has resulted from demographic trends and globalization, with the demand for energy, commodities and financials steadily increasing. In addition, increased demand for exchange-traded derivative products after the financial crisis presents a tailwind for the addressable markets across asset classes.

*	Source: Bloomberg, BIS, FIA Data
[1]

The serviceable addressable market is calculated as of December 31, 2023 based on management estimates. The methodology compares Marex’s volumes to total market volumes in each segment to derive market share. Market share is

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then grossed up by Marex revenue to derive total addressable market. Please see “Business—Our Market Opportunity—Market Size and Growth” for further information on the market environment in which we operate.
[2]

Includes management estimates based on publicly available data for peers. Peer data may not be directly comparable. Please see “Business—Our Market Opportunity—Market Size and Growth” for further information on the market environment in which we operate.

Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to invest and compete, while commercial and investment banks have been focusing increasingly on their largest clients and de-emphasizing infrastructure-heavy business lines. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations and increased compliance and reporting obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe the breadth of our product offering, the investments we have made in our platform, our prudent capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global transition towards net-zero for greenhouse gas emissions requires a shift in capital flows and investment away from high-carbon industries and activities into the low-carbon future over time. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support this transition. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U. compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $22.7 million for the year ended December 31, 2021 to $66.1 million for the year ended December 31, 2024.

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Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain,

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including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 5,000 active clients as of December 31, 2024, across Europe, the United States, the Middle East and APAC, including blue-chip commodities consumers and producers and large global financial institutions. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to our clients that have a need to trade to manage their business risk, regardless of market conditions.

Our financial performance and diversity across core businesses, asset classes and geographies for the year ended December 31, 2024 is set forth below.

[1]

Excludes our Corporate segment. Adjusted Profit Before Tax is a non-IFRS measure. Please see “Presentation of Financial and Other Information—Non-IFRS Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for further information on the definitions of such non-IFRS measures and a reconciliation of each our non-IFRS measure to its most directly comparable IFRS measure.

[2]	Represents revenue by underlying asset class in each transaction.
[3]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 5 of our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Our diversity by business segment, asset class and geography reinforces our competitive advantage and underpins the resilience in our financial performance, as demonstrated through ten consecutive years of profit after tax and Adjusted Profit Before Tax growth from 2014 to 2024 through a variety of market environments. In addition, the volatility of our results has declined, as evidenced by the increase in Sharpe ratio from 2.0 in 2023 to 4.7 in 2024, and the increase in the Adjusted Sharpe ratio from 4.3 in 2023 to 5.2 in 2024.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure: Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth.

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At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence:  We have an extensive global footprint across 18 countries. As of December 31, 2024, we operated across a variety of asset classes, through more than 40 offices across Europe, the Middle East, and Africa (“EMEA”), the Americas and APAC. We connect to 60 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in 2024 we became the first non-bank FCM clearing member to offer clearing of interest rate swaps through the LCH SwapClear service.

•

Experience of M&A integration: We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base: Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability.

To assess our front-office productivity, we track revenue per front-office FTE, which reached $1.3 million in 2024, up from $0.9 million in 2021. Similarly, we have increased productivity in regard to our control and support employees within our Corporate segment, with 1.03 million contracts cleared per control and support FTE in 2024, up from 443,000 in 2021.

Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust risk management infrastructure and a large team of seasoned risk professionals.

For example, our Market Making business is client driven, and we do not take directional views on markets and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 86% positive days, 98% positive weeks and 100% positive months in the year ended December 31, 2024 and 88% positive days, 100% positive weeks and 100% positive months in the year ended December 31, 2023. Our average VaR was approximately $3.2 million for the year ended December 31, 2024.

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2024 Market Making Profitability

	Positive Days	Positive Weeks	Positive Months
FY 2024	86%	98%	100%
FY 2023	88%	100%	100%

Number of days by trading profitability
(# of days)
25
20
15
10
5
0
2024 VaR[1]: $3.2m
2023 VaR[1]: $2.5m
<(1.0)
(1.0)-(0.9)
(0.9)-(0.8)
(0.8)-(0.7)
(0.7)-(0.6)
(0.6)-(0.5)
(0.5)-(0.4)
(0.4)-(0.3)
(0.3)-(0.2)
(0.2)-(0.1)
(0.1)-(0.0)
(0.0)-0.1
0.1-0.2
0.2-0.3
0.3-0.4
0.4-0.5
0.5-0.6
0.6-0.7
0.7-0.8
0.8-0.9
0.9-1.0
1.0-1.1
1.1-1.2
1.2-1.3
1.3-1.4
1.4-1.5
1.5-1.6
1.6-1.7
1.7-1.8
1.8-1.9
1.9-2.0
>2.0

[1]

Represents average daily VaR, across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment. Please see note 31 to our audited consolidated financial statements for the year ended December 31, 2024 in our Form 20-F incorporated by reference into this prospectus for further information about how we calculate VaR.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.9 million, $1.1 million, $1.0 million and $4.5 million recognized in the years ended December 31, 2021 to 2024, respectively, with realized credit losses representing 0.2%, 0.2%, 0.1% and 0.3% of revenue for each of the years ended December 31, 2021 to 2024, respectively. In the years ended December 31, 2021 to 2024, we utilized 60%, 59%, 53% and 46%, respectively, of our total credit lines based on a combination of initial margin and variation margin utilization.

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We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with total capital ratios of 234% and 229% for the years ended December 31, 2024 and 2023, respectively. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period. Our funding sources grew from $1.2 billion as of December 31, 2021 to $3.8 billion as of December 31, 2024, and our liquidity headroom grew from $475 million to $1,060.0 million over the same period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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*	Some of the funding shown above is denominated in other currencies that have been converted to USD. Dotted boxes indicate undrawn revolving credit facilities.
[1]	Regulatory capital represents tangible equity and other instruments that qualify as regulatory capital.
[2]	Minimum capital requirement determined by the Own Funds Threshold Requirement (“OFTR”) based on our latest Internal Capital Adequacy and Risk Assessment (“ICARA”) process.
[3]	Our total capital resources as a percentage of Own Funds Requirement
[4]

Liquidity headroom is calculated as the maximum cumulative outflow based on three scenarios that we consider (systemic, idiosyncratic and combined) together with assumptions based on various factors, such as variation margin requirements, initial margin call requirements and our ability to draw on our revolving credit facility to give a total headroom over and above triggers and limits approved by our board of directors for each factor.

[5]	AT1 is a perpetual note, with the first call option in 2027 but a maturity beyond 2029.

Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our organic growth has been supported by:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas;

•	cross-selling additional services to existing clients; and

•	growth in client balances and rising interest rates.

Our revenue grew at a CAGR of 43% from 2021 to 2024. Our revenue grew from $541.5 million for the year ended December 31, 2021 to $711.1 million for the year ended December 31, 2022, and of this growth, 68%, or $115.1 million, was attributable to organic growth and 32%, or $54.5 million, was attributable to acquisition-related growth. Our revenue then grew from $711.1 million for the year ended December 31, 2022 to $1,244.6 million for the year ended December 31, 2023, of which 32%, or $170.0 million, was attributable to organic growth and 68%, or $363.0 million, was attributable to acquisition-related growth. Our revenue grew from $1,244.6 million for the year ended December 31, 2023 to $1,5947 million for the year ended December 31, 2024, and of this growth, 89%, or $254.0 million, was attributable to organic growth and 27%, or $96.1 million, was attributable to acquisition-related growth.

Our profit after tax grew at a CAGR of 57% from 2021 to 2024. Our profit after tax grew from $56.5 million for the year ended December 31, 2021 to $98.2 million for the year ended December 31,

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2022, and of this growth, 85%, or $35.8 million, was attributable to organic growth and 14%, or $5.9 million, was attributable to acquisition-related growth. Our profit after tax then grew from $98.2 million for the year ended December 31, 2022 to $141.3 million for the year ended December 31, 2023, of which 20%, or $8.4 million, was attributable to organic growth and 81%, or $34.7 million, was attributable to acquisition-related growth. Our profit after tax grew from $141.3 million for the year ended December 31, 2023 to $218.0 million for the year ended December 31, 2024, and of this growth, 11%, or $8.7 million, was attributable to organic growth and 89%, or $67.9 million, was attributable to acquisition-related growth.

Our Adjusted Profit Before Tax grew at a CAGR of 59% from 2021 to 2024. Our Adjusted Profit Before Tax grew from $79.6 million for the year ended December 31, 2021 to $121.7 million for the year ended December 31, 2022, and of this growth, 83%, or $34.9 million, was attributable to organic growth and 17%, or $7.3 million, was attributable to acquisition-related growth. Our Adjusted Profit Before Tax then grew from $121.7 million for the year ended December 31, 2022 to $230.0 million for the year ended December 31, 2023, of which 55%, or $59.1 million, was attributable to organic growth and 45%, or $49.2 million, was attributable to acquisition-related growth. Our Adjusted Profit Before Tax grew from $230.0 million for the year ended December 31, 2023 to $321.1 million for the year ended December 31, 2024, and of this growth, 86%, or $78.7 million, was attributable to organic growth and 14%, or $12.4 million, was attributable to acquisition-related growth. Please see “Management’s Discussion and Analysis of Financial Information – Non-IFRS Measures – Organic Growth” for further information regarding how we define and calculate revenue organic growth, profit after tax organic growth and Adjusted Profit Before Tax organic growth and for a reconciliation of our Adjusted Profit Before Tax attributable to organic growth to the nearest IFRS Accounting Standards measure.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 26 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 28% from 2014 to 2024 and Adjusted

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Profit Before Tax by a 35% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality services to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our control and support function to accommodate increases in our front-office staff and global client base.

A summary of our historical growth is set forth below.

[1]

Adjusted Profit Before Tax is a non-IFRS measure. For additional information regarding our non-IFRS measures, and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS Accounting Standards measure, see “Summary Consolidated Financial and Other Data—Non-IFRS Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

[2]	2014 represents total number of clients at the end of the year. 2019 and 2024 represents active clients (those that generate more than $5,000 in revenue) for that year.
[3]	Employees includes both permanent employees and contractors as of the end of a given period.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We grew our number of active clients from approximately 2,190 in 2021 to 4,182 and 5,031 as of December 31, 2024 and 2023, respectively. We have also grown average balances from $4.7 billion for the year ended December 31, 2021 to $13.5 billion for the year ended December 31, 2024. A key element of our growth strategy is to leverage our full service offering to deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. For the year ended December 31, 2023, 51% of our

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clients used more than one of our products, and in the same year, these clients generated, on average, 3.5 times more revenue than those who only used one product. Additionally, from 2021 to 2024, the number of clients generating more than $1 million in revenue has grown from 73 to 269, which represents 54% growth per annum over the period. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2024 and 2023, as we continue to grow our client base and increase revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

[1]	Active clients include clients that have generated more than $5,000 in revenue for us in a given period.

The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us. We define “larger clients” as clients who are in our top 100 clients based on revenue.

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Extend Geographic Coverage of Our Offering

As of December 31, 2024, we had more than 40 offices across EMEA, the Americas and APAC and provided connectivity to 60 exchanges globally. Expanding our global footprint is a core part of our strategy to diversify our business and grow our client base.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our acquisition of ED&F Man Capital Markets, which significantly increased our clearing capabilities in the United States and increased our client assets. More recently, following our acquisition of Cowen’s legacy prime services and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

We have identified significant opportunities for growth in the securities and commodities markets in the United States, including continuing to develop our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets and the potential to issue structured products in the United States. In commodities, we see opportunities to increase our presence in power and recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil, gas and power products in our Clearing and Agency and Execution businesses.

The Middle East region offers a significant opportunity for us to expand our growing client base, particularly to a large number of clients active in the energy and commodity markets. Following the acquisition of ED&F Man Capital Markets, we gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region. As of the date of this prospectus, we have around 60 people in the region offering our four core services to clients across energy, metals and financial markets. The acquisition of the Aarna Group also gives us a presence in the Abu Dhabi Global Market (the “ADGM”) and expands our Clearing capabilities in the Middle East region.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to grow our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

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[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 5 of our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

[2]	Represents the average number of our FTEs over the period, including permanent employees and contractors.

Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments. The foreign exchange (“FX”) markets offer a significant growth opportunity. We are building out our FX hedging capabilities by hiring experienced market professionals in our Agency and Execution business. We launched Neon FX, leveraging our Neon client platform to streamline liquidity on key currency pairs for spot and forward contracts. We also announced the acquisition of Hamilton Court Group, expanding our FX operations in Europe. Also, we

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now offer prime services and outsourced trading capabilities for clients across Europe, the US, Asia and Middle East.

We believe there is a substantial opportunity to capitalize on environmental trends. We currently offer: emissions and biofuels and biogas products in all of our core businesses; renewable power in our Clearing, Market Making and Agency and Execution segments; and recycled metals in our Market Making segment. In addition to the environment-related products we currently offer, we believe there is a significant opportunity to develop bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from environmental products increased to $66.1 million for the year ended December 31, 2024 from $46.7 million for the year ended December 31, 2023. In July 2023, we acquired GMN, a recycled metals market maker based in Hong Kong. In October 2024, we entered into a partnership with Key Carbon Limited, pursuant to which we acquired a minority stake in Key Carbon and provided financing for carbon offset projects within Africa; we also acquired the business of Dropet, a Spanish biofuels company. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as our coverage of financial securities, such as equities and fixed income, in Agency and Execution. Furthermore, our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financial securities, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. In the years ended December 31, 2024 and 2023, financial securities contributed revenue of $442.8 million and $345.4 million respectively, up from $100.2 million in the year ended December 31, 2022. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have also been an important driver and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to the U.S. and APAC markets and added over 1,000 new clients. As a result, our client balances (including segregated and non-segregated client balances) increased by 83% to $14.6 billion as of December 31, 2022 from $8.0 billion as of June 30, 2022, and the acquisition added to our capabilities within the financial securities markets. Through the acquisition of Aarna Group, we expect to expand our operations in the Middle East with access to new geographies (notably in the ADGM and India) and complementing our existing Clearing and Agency and Execution business segments.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

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Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

Based on our historical success in integrating acquisitions, we believe that we have become an acquiror of choice, which, combined with large market participants retrenching from the space, has led to a supportive market for smaller bolt-on M&A.

While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage. Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period.

Going forward, we will continue to look for bolt-on acquisitions (which have historically been funded through retained earnings, while allowing us to maintain an attractive dividend policy for our shareholders) at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business. The acquired operations have been incorporated into the MCMI business in the United States, and we have retained them within the acquired Cowen entity, Cowen International Limited (which is now called Marex Prime Services Limited), in the United Kingdom. The acquisition of Cowen’s legacy prime services and outsourced trading business is highly complementary to our existing capabilities in the financial markets, has further expanded our asset manager client base and supports our continued expansion into the United States. We also expect to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

In August 2022, Marex and Marex Financial agreed to acquire the global businesses of ED&F Man Capital Markets for $233.6 million, which was a negative premium. Through the acquisition of ED&F Man Capital Markets, we expanded our client offering in the Clearing business, added to our metal franchise and enhanced our growing businesses in fixed income and equities. This acquisition added over 400 employees and over 1,000 new clients to our platform, as well as increased our capabilities in financial securities markets, including broker-dealer operations. As ED&F Man Capital Markets is now fully integrated, we no longer track it as a separate entity. The last period of separate financials is as of and for the year ended December 31, 2023. The acquired business generated $284.0 million in revenue for the year ended December 31, 2023 compared with $274.8 million in the twelve months prior to acquisition (as prepared under U.S. generally accepted accounting principles prior to consolidation into our group).

The acquisition also extended our geographic footprint in Dubai and APAC and helped to further solidify our franchise in the United States.

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In the course of the acquisition, we identified several operational and financial synergies between our existing U.S. clearing and execution broker, MNA, and MCMI, the U.S. business of ED&F Man Capital Markets. These synergies led us to integrate the two businesses through the sale of MNA’s assets, clients and employees to MCMI. This integration was effective as of July 15, 2023. Following the integration, on January 3, 2024, MNA was sold to a third-party purchaser. To date, we have recognized annualized cost synergies of approximately $15 million from this acquisition, which is based on the comparison of annualized costs of our Corporate segment for the first eight months of the year ended December 31, 2023 compared to the first eight months of the year ended December 31, 2022 (before the acquisition).

The acquisition involved staggered completions, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and Dubai businesses in December 2022 and the Hong Kong business in February 2023.

In February 2023, we completed the acquisition of the brokerage business of OTCex for a premium of $16 million. This involved the acquisition of HPC SA (since renamed Marex SA), a French financial services company specializing in brokerage services in equity, derivatives and interest rate markets, as well as its subsidiaries and branches in France, the United Kingdom, Portugal, Italy and the United Arab Emirates. This acquisition included other subsidiaries of OTCex, including OTCex LLC based in New York, HPC OTCex Asia Pte. Ltd. based in Singapore, HPC Tel Aviv Ltd based in Tel Aviv and OTCex Hong Kong Limited (since renamed Marex Financial Services Hong Kong Limited) based in Hong Kong. Completion of the transaction occurred after we received regulatory approvals from local regulatory authorities in four jurisdictions: France, the United Kingdom, the United States and Hong Kong.

Our acquisition of the brokerage business of OTCex business strengthened our capabilities in equities, structured products, fixed income and commodities and further established our presence in Europe. The acquired business generated $156.0 million in revenue for the year ended December 31, 2024, compared with $107.0 million in the twelve months prior to acquisition.

Recent Developments

Dividend Payment

On March 31, 2025, we paid a dividend of $0.14 per share to our shareholders.

Recent Acquisitions

On April 1, 2025, we acquired Edgemere Terminals Limited, an LME-registered warehousing and logistics company.

On March 29, 2025, we completed the acquisition of Aarna Capital Limited (“ACL”), its affiliate ACL Holdings Limited (“ACHL”) and, indirectly, ACHL’s subsidiary, ACL Capital (IFSC) Private Limited.

On March 25, 2025, we acquired Darton Group Limited, together with Darton’s subsidiaries Darton Commodities Ltd, Darton Commodities USA LLC, Darton Commodities B.V., Darton Ltd and Headley Properties Limited. On October 9, 2024, we entered into a share purchase agreement to acquire Hamilton Court Group. Completion remains subject to our receipt of regulatory approvals from the regulator in the U.K. and Italy, which is expected in the second quarter of 2025.

Preliminary Results for the Three Months Ended March 31, 2025

We have not yet completed our closing procedures for the three months ended March 31, 2025. Presented below are certain estimated preliminary unaudited financial results for the three months ended March 31, 2025:

	Three months ended March 31, 2025		Three months ended March 31, 2024
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Revenue	$449.3	$464.3	$365.8
Profit before tax	94.4	102.1	58.9
Tax	24.5	26.5	15.3
Profit after tax	69.9	75.6	43.6
Profit after tax margin	16%	16%	12%
Adjusted Profit Before Tax	92.3	97.3	67.7
Adjusted Profit Before Tax Margin	21%	21%	19%
Basic Earnings per Share	$0.94	$1.02	$0.60
Diluted Earnings per Share	0.88	0.96	0.56
Adjusted Basic Earnings per Share	0.94	0.99	0.74
Adjusted Diluted Earnings per Share	0.88	0.93	0.69

We believe we continue to maintain strong and prudent capital and liquidity positions.

The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this prospectus. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalized until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS Accounting Standards.

These preliminary results for the three months ended March 31, 2025 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our consolidated financial statements and the notes thereto included in our Form 20-F incorporated by reference into this prospectus.

The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed or performed any procedure with respect to this preliminary financial information, and Deloitte LLP does not express an opinion or any form of assurance on such information.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are non-IFRS financial measures. See “Presentation of Financial and Other Information–Non-IFRS Financial Measures” for additional information regarding Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.

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The following table sets forth a reconciliation of (1) estimated profit after tax to estimated Adjusted Profit Before Tax and (2) estimated profit margin (which is estimated profit after tax divided by estimated revenue) to Adjusted Profit Before Tax Margin, in each case for the three months ended March 31, 2025:

	Three months ended March 31, 2025		Three months ended March 31, 2024
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Profit after tax	$69.9	$75.6	$43.6
Tax	24.5	26.5	15.3
Goodwill impairment charges(1)	—	—	—
Bargain purchase gains(2)	(3.4)	(6.1)	—
Acquisition costs(3)	—	—	0.2
Amortization of acquired brands and customer lists(4)	1.3	1.3	0.8
Activities in relation to shareholders(5)	—	—	2.4
Employer tax on the vesting of Growth Shares(6)	—	—	—
Owner fees(7)	—	—	1.7
IPO preparation costs(8)	—	—	3.7
Fair value of the cash settlement option on the Growth Shares(9)	—	—	—
Equity issuance(10)	—	—	—
Adjusted Profit Before Tax	$92.3	$97.3	$67.7

Tax and the tax effect on Adjusting Items	(22.8)	(24.1)	(15.5)
Profit attributable to AT1 note holders	(3.3)	(3.3)	(3.3)
Adjusted Profit after Tax Attributable to Common Equity	66.2	69.9	48.9
Profit Margin	16%	16%	12%
Adjusted Profit Before Tax Margin	21%	21%	19%

Basic Earnings per Share(11)	$0.94	$1.02	$0.60

Diluted Earnings per Share(12)	0.88	0.96	0.56

Adjusted Basic Earnings per Share(11)	0.94	0.99	0.74

Adjusted Diluted Earnings per Share(12)	$0.88	$0.93	$0.69

(1)	Goodwill impairment charges in 2023 relates to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. CGU (“VPF”) largely due to declining projected revenue.
(2)	A bargain purchase gain was recognized as a result of the ED&F Man Capital Markets division acquisition.
(3)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(4)	Amortization of acquired brands and customer lists represents the amortization charge for the period of acquired brands and customers lists.
(5)	Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
(6)	Employer tax on vesting of the Growth Shares represents our tax charge arising from the vesting of the Growth Shares.

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(7)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.

(8)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
(9)

Fair value of the cash settlement option on the Growth Shares represents the fair value liability of the Growth Shares at $2.3 million. Subsequent to our IPO when the holders of the Growth Shares elected to settle the awards in ordinary shares, the liability was derecognized.

(10)	Equity issuance represents costs relating to the public offerings of ordinary shares by certain selling shareholders.
(11)

The weighted average numbers of shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 70,541,771 and 65,683,374, respectively. Weighted average number of shares have been restated as applicable for our reverse share split. Please see “Presentation of Financial and Other Information” for more information.

(12)

The weighted average numbers of diluted shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 74,942,291 and 70,383,309, respectively. Weighted average number of shares have been restated as applicable for our reverse share split. Please see “Presentation of Financial and Other Information” for more information.

Corporate Information

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc.

A description of the material terms of our amended and restated articles of association and ordinary shares are described in the section entitled “Description of Share Capital and Articles of Association.”

Our principal executive offices are located at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom and 140 East 45th Street, 10th Floor, New York, New York 10017. The phone number for the London office is +44 2076 556000. The phone number for the New York office is (212) 618-2800. Our website address is www.marex.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Marex Capital Markets Inc.

Our ordinary shares are listed on Nasdaq under the symbol “MRX.”

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of

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this prospectus in deciding whether to invest in our ordinary shares. Among these important risks are the following:

Risks Relating to the Macroeconomic Environment

•	Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing commissions, spreads and revenue;

•

Russia’s military action in Ukraine has caused significant market volatility, affected global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy. The risks to our business from the war in Ukraine may increase if the war is prolonged or escalates and could result in a period of market uncertainty with low trading volumes and market illiquidity; and

•	Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

Risks Relating to Our Business

•

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations;

•

We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage;

•

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations;

•

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us; and

•

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading cryptocurrency derivatives. We may also be impacted by developing regulation of cryptocurrencies and related activities.

Risks Relating to Our Financial Position

•

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations; and

•	We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

Risks Relating to Regulation

•

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and

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•

We and our businesses are subject to regulation and supervision by the Financial Conduct Authority (“FCA”) in the United Kingdom, the U.S. Commodity Futures Trading Commission (the “CFTC”), the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”) and the National Futures Association (the “NFA”) in the United States, the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”) and French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de resolution) (the “ACPR”) in France, Australian Securities & Investments Commission (“ASIC”) in Australia, the Dubai Securities and Commodities Authority (“SCA”) in the UAE and the Dubai Financial Services Authority (“DFSA”) in the DIFC, Hong Kong Securities and Futures Commission (“SFC”) in Hong Kong, Monetary Authority of Singapore (“MAS”) in Singapore, the Alberta Securities Commission in Canada, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) in Germany, the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CMNV”) in Spain, the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) (“CMVM”) in Portugal, the Central Bank of Ireland (“CBI”) in Ireland, the Italian Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“Consob”) in Italy, the Financial Services Regulatory Authority (“FSRA”) in the ADGM and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

Risks Relating to This Offering and Ownership of Our Ordinary Shares

•

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations; and

•

We are a foreign private issuer, and, as a result, we are subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Implications of Being a “Foreign Private Issuer”

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a

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majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, then a majority of our executive officers or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States or our business must be administered principally outside the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Ordinary Shares—We are a foreign private issuer, and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

In addition, as a foreign private issuer we intend to rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance standards. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Ordinary Shares—As we are a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain Nasdaq corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements” and “Management—Foreign Private Issuer Status.”

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THE OFFERING

Ordinary shares offered by the Selling Shareholders	ordinary shares.

Ordinary shares to be outstanding after this offering	ordinary shares.

Option to purchase additional ordinary shares	The Selling Shareholders have granted the underwriters an option to purchase up to additional ordinary shares at the public offering price less underwriting discounts and commissions, within 30 days of the date of this prospectus.

Use of proceeds	The Selling Shareholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of ordinary shares in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Dividend policy	We expect to pay dividends on a quarterly basis. See “Dividend Policy” for additional information.

Nasdaq trading symbol	MRX.

The number of our ordinary shares outstanding is based on 71,231,706 ordinary shares outstanding as of March 31, 2025 and excludes:

•	5,000,000 ordinary shares issuable upon the conversion of our AT1 Securities as described in “Description of Indebtedness;”

•

7,585,743 ordinary shares reserved for future issuance under our Global Omnibus Plan as of March 31, 2025 (as well as any shares that become issuable pursuant to provisions in the Global Omnibus Plan that automatically increase the share reserve under the Global Omnibus Plan), as described in “Management—Equity Incentive Plans—Global Omnibus Plan;”

•	1,537,046 ordinary shares held by our EBT that are unallocated as of March 31, 2025;

•

4,532,007 ordinary shares issuable in the aggregate as conditional awards granted under our Global Omnibus Plan as of March 31, 2025 (as described in “Management—Equity Incentive Plans—New Awards”); and

•

1,416,362 ordinary shares reserved for issuance under our Employee Share Purchase Plan (the “ESPP”) as of March 31, 2025 (as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP) as described in “Management—Equity Incentive Plans—Employee Share Purchase Plan.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

•	no purchase of ordinary shares in this offering by directors, officers or existing shareholders.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The summary historical consolidated financial information presented as of December 31, 2024 and for the years ended December 31, 2024, 2023 and 2022 has been derived from our audited consolidated financial statements included in our Form 20-F incorporated by reference herein. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and the audited consolidated financial statements and notes thereto included in our Form 20-F incorporated by reference herein. The following tables present summary consolidated financial and other data as of the dates and for the periods indicated.

	Year Ended December 31,
	2024	2023	2022
	(millions, except per share data)
Consolidated Income Statement:
Commission and fee income	$1,618.1	$1,342.4	$651.0
Commission and fee expense	(762.0)	(637.5)	(299.2)
Net commission income	856.1	704.9	351.8
Net trading income	492.4	411.4	325.3
Interest income	765.2	591.8	194.4
Inerest expense	(538.1)	(470.2)	(165.0)

Net interest income	227.1	121.6	29.4
Net physical commodities income	19.1	6.7	4.6

Revenue	1,594.7	1,244.6	711.1
Expenses:
Compensation and benefits	(971.1)	(770.3)	(438.6)
Depreciation and amortization	(29.5)	(27.1)	(13.8)
Other expenses	(306.3)	(237.4)	(147.8)
Impairment of goodwill	—	(10.7)	(53.9)
Recovery/(provision) for credit losses	1.7	(7.1)	(9.5)
Bargain purchase gain on acquisitions	—	0.3	71.6
Other income	6.3	3.4	2.8
Share of results in associates and joint ventures	—	0.8	(0.3)

Profit before tax	295.8	196.5	121.6
Tax	(77.8)	(55.2)	(23.4)

Profit after tax	$218.0	$141.3	$98.2

Attributable to:
Ordinary shareholders of the Company	204.7	128.0	91.6
Other equity holders(1)	13.3	13.3	6.6
Basic earnings per share($ per share)(2)	2.96	1.94	1.39
Diluted earnings per share($ per share)(2)	2.72	1.82	1.36
Weighted average number of ordinary shares for basic earnings per share	69.2	66.0	66.0
Weighted average number of ordinary shares adjusted for the effect of dilution	75.3	70.3	67.6

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(1)	Other equity holders relate to holders of AT1 securities.
(2)

Earnings per share has been restated due to the reverse share split. Refer to note 33 to our audited consolidated financial statements for the year ended December 31, 2024 in our Form 20-F incorporated by reference into this prospectus for further information.

	Year Ended December 31,
	2024	2023	2022
Cash Flow Statements:
Net cash from operating activities	$1,163.5	$735.0	$225.6
Net cash used in investing activities	(35.3)	(97.6)	(46.3)
Net cash used in financing activities	(37.2)	(72.8)	26.5

As of December 31, 2024
(millions)
Consolidated Statement of Financial Position:
Total current assets	$23,828.5
Total assets	24,312.5
Total current liabilities	21,779.2
Total liabilities	23,335.6
Total equity	$976.9

	Year Ended December 31,
	2024	2023	2022
	(millions, except percentage and ratio)
Non-IFRS Measures:
Adjusted Profit Before Tax(1)	$321.1	$230.0	$121.7
Adjusted Profit Before Tax Margin(1)	20%	18%	17%
Adjusted Profit After Tax Attributable to Common Equity(2)	231.0	162.6	92.7
Adjusted Return on Equity(3)	30%	26%	17%
Adjusted Basic Earnings per Share(4)	3.34	2.46	1.40
Adjusted Diluted Earnings per Share(5)	3.07	2.31	1.37
Adjusted Sharpe Ratio(6)	5.2	4.3	4.1

(1)

We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares (as defined in “Management—Equity Incentive Plans—Growth Shares”), (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as previously defined) divided by revenue.

(2)

We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the Adjusting Items outlined in footnote (1) above, and further adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital.

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(3)

We define Adjusted Return on Equity as Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. For the year ended December 31, 2024, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year and December 31 of the current year.

(4)

Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and 66,051,966, respectively.

(5)

Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821, respectively.

(6)

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. This non-IFRS financial measure is presented for supplemental informational purposes only and should not be considered a substitute for the Sharpe ratio or any other financial information presented in accordance with IFRS Accounting Standards and may be different from similarly titled non-IFRS measures used by other companies. See “Presentation of Financial and Other Information” for a description of the Adjusted Sharpe ratio.

These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin or any other financial information presented in accordance with IFRS Accounting Standards and may be different from similarly titled non-IFRS measures used by other companies. See “Presentation of Financial and Other Information” for a description of Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and Adjusted Sharpe Ratio.

The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit After Tax Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is basic earnings per share, (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is diluted earnings per share, and (5) Adjusted Return on Equity from the most directly comparable IFRS Accounting Standards measure, which is return on equity (which is calculated as profit after tax for the year divided by average equity for the year), in each case, for the periods presented below.

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	Year Ended December 31,
	2024	2023	2022
Profit After Tax	$218.0	$141.3	$98.2
Tax	77.8	55.2	23.4
Goodwill impairment charge(1)	—	10.7	53.9
Bargain purchase gains(2)	—	(0.3)	(71.6)
Acquisition costs(3)	—	1.8	11.5
Amortization of acquired brands and customer lists(4)	5.5	2.1	1.7
Activities relating to shareholders(5)	2.4	3.1	0.5
Employer tax on vesting of the Growth Shares(6)	2.2	—	—
Owner fees(7)	2.4	6.0	3.4
IPO preparation costs(8)	8.6	10.1	0.7
Fair value of the cash settlement option on the Growth Shares(9)	2.3	—	—
Public offering of ordinary shares(10)	1.9	—	—

Adjusted Profit Before Tax	$321.1	$230.0	$121.7
Tax and the tax effect on the Adjusting Items(11)	(76.8)	(54.1)	(23.9)
Profit Attributable to AT1 note holders(12)	(13.3)	(13.3)	(5.1)
Adjusted Profit After Tax Attributable to Common Equity	231.0	162.6	92.7

Profit After Tax Margin	14%	11%	14%
Adjusted Profit Before Tax Margin(13)	20%	18%	17%

Basic Earnings per Share(14)	$2.96	$1.94	$1.39
Diluted Earnings per Share(15)	$2.72	$1.82	$1.36
Adjusted Basic Earnings per Share(14)	$3.34	$2.46	$1.40
Adjusted Diluted Earnings per Share(15)	$3.07	$2.31	$1.37
Total equity	976.9	775.9	677.7
Return on Equity(16)	25%	19%	17%
Common Equity(17)	775.6	629.2	523.9

Adjusted Return on Equity (%)(16)	30%	26%	17%

(1)	Goodwill impairment charges relate to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. and OTC Energy CGU, largely due to declining projected revenues.
(2)	A bargain purchase gain was recognized as a result of the ED&F Man Capital Markets acquisition.
(3)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(4)	This represents the amortization charge for the period of acquired brands and customers lists.
(5)	Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
(6)	Employer tax on vesting of the Growth Shares represents the Group’s tax charge arising from the vesting of the Growth Shares.
(7)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.

(8)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
(9)

Fair value of the cash settlement option on the Growth Shares represents the fair value liability of the Growth Shares at $2.3 million. Subsequent to the IPO when the holders of the Growth Shares elected to settle the awards in ordinary shares, the liability was derecognized.

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(10)	Costs relating to the public offerings of ordinary shares by certain selling shareholders.
(11)

Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from profit after tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.

(12)	Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
(13)	Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
(14)	The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and 66,051,966, respectively.
(15)	The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821, respectively.
(16)

Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the year ended December 31, 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year and December 31 of the current year. As outline above Management changed its calculation approach for Common Equity during 2024.

(17)

Return on Equity is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, average equity is calculated as the average balance of total equity as at December 31 of the prior year and December 31 of the current year. As per above, we have changed the calculation approach of annual total equity to be based on a five point average, rather than just the average of the opening and closing period.

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS Accounting Standards ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(millions, except ratios)
Average monthly profit after tax	$18.2	$11.8	$8.2
Standard deviation on monthly profit after tax(a)	3.9	5.9	3.0
Sharpe ratio	4.7	2.0	2.8
Average monthly Adjusted Profit Before Tax	$26.8	$19.2	$10.1
Standard deviation on monthly Adjusted Profit Before Tax(a)	5.2	4.5	2.5
Adjusted Sharpe ratio	5.2	4.3	4.1

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit after tax and the mean profit after tax, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Profit Before Tax basis).

A reconciliation of Adjusted Profit Before Tax to profit after tax is included above.

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The following table summarizes our revenue and Adjusted Profit Before Tax by operating segment for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(millions)
Revenue:
Clearing	$466.3	$373.6	$200.0
Agency and Execution	695.2	541.5	230.7
Market Making	207.8	153.9	172.6
Hedging and Investment Solutions	161.5	128.1	100.0
Corporate	63.9	47.5	7.8

Total Revenue	$1,594.7	$1,244.6	$711.1

Adjusted Profit Before Tax
Clearing	$247.3	$185.0	$77.5
Agency and Execution	107.9	71.9	23.4
Market Making	65.6	33.3	66.5
Hedging and Investment Solutions	42.0	33.8	27.8
Corporate	(141.7)	(94.0)	(73.5)

Total Adjusted Profit Before Tax	321.1	230.0	121.7

Other Data

We use the following key performance indicators (“KPIs”) to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented. Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. The following table summarizes our key performance indicators for the periods presented.

	Year Ended December 31,
	2024	2023	2022
FTE(1)	2,425	2,167	1,641
Average FTE(2)	2,334	1,914	1,241
Revenue per front-office FTE(3) ($m)	1.3	1.2	1.0
Adjusted Profit After Tax Attributable to Common Equity per FTE ($’000)(4)	99	84	75
Active clients(5)	5,031	4,182	2,753
Average balances(6) ($b)	13.5	12.9	9.1
Contracts cleared(7) (m)	1,116	856	248
Total Capital Ratio(8) (%)	234	229	266

(1)	“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
(2)	“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
(3)	“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.
(4)	“Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted Profit After Tax Attributable to Common Equity divided by the average FTE for the same period.

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(5)	“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.
(6)

“Average balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

(7)	“Contracts cleared” means the total number of contracts cleared in a given period.
(8)	“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Relating to the Macroeconomic Environment

Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing our commissions, spreads and revenue.

We generate revenue primarily from the commissions we earn and the spreads we make from facilitating and executing client orders. These revenue sources depend substantially on client trading volumes and pricing levels, which, in turn, depend on many factors, many of which are beyond our control. These factors include:

•	volatility and pricing levels in commodities, currency, securities and other markets;

•	client confidence and risk appetite levels;

•

general economic and geopolitical conditions and developments, such as Russia’s military action in Ukraine and the on-going conflicts in the Middle East as well as changing relationships between countries globally such as the United States, Russia and China;

•

overall levels of global trade and the implementation of any barriers to trading, including, without limitation, tariffs, including as a result of the implementation of tariffs under the Trump administration and retaliatory tariffs by the targeted countries, and disruption to trade routes;

•	changes in demand for specific commodities, including, for example, reductions in demand for coal, fuel oil and other energy commodities and increases in demand for renewable energy;

•	climate and weather patterns, which impact supply markets and chains for certain commodities, including, without limitation, agricultural commodities and metals;

•

legislative and regulatory changes, including, but not limited to, trade policies and unexpected sanctions, which may cause significant uncertainty, affect market structures and reduce client activity, because of, or pending the outcome of, such changes;

•

changes in market dynamics or structure due to rapid change in the method of broking in one or more products in which our clients trade, including, for example, a transition from telephone or voice trading to screen or electronic trading;

•	actions of competitors, including pricing competition for overlapping products and markets and their entry into additional products or markets; and

•	changes in inflation, foreign exchange, interest rates and monetary and fiscal policies.

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Low volatility and declines in pricing levels generally decrease client trading activity and reduce our revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity. Decreases in trading volumes or pricing levels may significantly reduce our commissions and the spreads we make facilitating and executing client orders and adversely affect our business, financial condition, results of operations and prospects.

Geopolitical events, terrorism and wars can cause significant market volatility, affect global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy.

Our business and the markets in which we operate (in particular, commodities, such as energy, grain and metals) may experience significant volatility as the result of geopolitical events, terrorism and wars, such as Russia’s large-scale invasion of Ukraine in February 2022 or the on-going conflicts in the Middle East. Market volatility can and has in the past materially impacted the price of commodities that our clients trade and activity in the markets in which we operate.

The unprecedented economic and other sanctions against Russia implemented by the North Atlantic Treaty Organization and individual countries in response to the invasion have restricted and may further restrict or prevent us from entering into new transactions with affected entities and impact the settlement of existing transactions. Many Western companies have also closed their Russian businesses and/or announced their unwillingness to retain interests in Russian assets or to continue dealings with Russian or related counterparties, even where such action is not mandated by current sanction regimes. The scope and scale of such economic sanctions and voluntary actions remain subject to rapid and unpredictable change, including because of the volatile conditions in Ukraine, and may severely affect global macroeconomic conditions, European economies and the stability and willingness of our counterparties to trade. Existing concerns about market volatility, disruptions to supply chains, high inflation rates and the risk of regional or global recessions or “stagflation,” a recession or reduced rates of economic growth coupled with high inflation rates, have been exacerbated by Russia’s invasion of Ukraine.

It continues to be unclear how long the war between Russia and Ukraine may last or how severe its impacts may become. If the conflict is prolonged, escalates or expands (including if additional countries become involved), if additional economic sanctions or other measures are imposed or if disruptions to supply chains worsen, regional and/or global macroeconomic conditions and financial markets could be impacted more severely. Other geopolitical events could have a material adverse effect on our business, financial condition, results of operations and prospects, as such events often may cause market volatility and uncertainty. Longer periods of significant market volatility could adversely affect the perceived stability of commodities and lead to declines in commodity pricing levels, which may significantly reduce our commissions and may adversely affect our business, financial condition, results of operations and prospects.

Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

We maintain large cash and financial instrument balances on behalf of our clients with exchanges, central clearing counterparties (“Clearing Houses”), brokers and banks. We also maintain our own cash balances. We earn interest on these balances and do not pay interest on all client balances. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Short-term interest rates are particularly sensitive to factors beyond our control. A decline in interest rates or a decline in our cash and financial instrument balances may adversely affect our business, financial condition, results of operations and prospects.

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Our results of operations and financial condition could be adversely affected by changes in exchange rates between the U.S. dollar and other currencies, principally the Pound Sterling and the Euro.

We report our financial results in U.S. dollars. However, a significant proportion of our costs are incurred, and a portion of our trading activity is conducted, in currencies other than the U.S. dollar. As a result, our results of operations and financial condition are significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and the Euro. As our levels of commissions earned are tied to the volume and pricing levels of products traded, any depreciation in the Euro against the U.S. dollar would lead to a decrease in the level of our reported commissions from trading activity in products priced in Euro. Further, due to our extensive operations in the United Kingdom (including having significant back office and other support staff and lease obligations for office space), any depreciation in the Pound Sterling against the U.S. dollar would decrease the expenses in our income statement and could adversely affect our business, financial condition, results of operations and prospects.

The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.

As a result of the United Kingdom’s formal withdrawal from the European Union in January 2020 (“Brexit”), the ability of U.K. and European Economic Area (“EEA”) companies to provide cross-border services has been restricted, particularly in the financial services sector. The passporting regime under Directive 2014/65/EU on markets in financial instruments (“MiFID II”) and other European regulations, which enables firms to provide services to countries across the EEA, no longer encompasses the United Kingdom. Furthermore, the end of EEA passporting for U.K. firms means that such firms are largely restricted to providing services to clients that are domiciled in the EEA on a “reverse solicitation” basis (where a firm has not solicited or marketed such activities or services in the particular jurisdiction), unless they are appropriately authorized. The requirement to service clients in the EEA on a “reverse solicitation” basis is restrictive and limits the ways in which our U.K. entities can interact with clients and potential clients, which may make it harder to do business in the EEA. In the future, if the ability to provide services on a “reverse solicitation” basis was to change, EEA regulators may require us to obtain additional licenses in their respective jurisdictions to service clients. We may stop or limit servicing clients pending approval of the relevant license or choose not to continue to service clients in the jurisdictions in question. In either case, our financial performance would be adversely affected.

There is currently no EEA equivalence for U.K. trading venues. As a result, EEA clients trading on a U.K. exchange are required to treat such trades as over-the-counter (“OTC”) derivatives transactions rather than as exchange-traded derivatives transactions. This has and may result in additional regulatory reporting obligations. EEA clients may also not want to trade financial instruments listed on U.K. exchanges. Furthermore, U.K. investment firms have lost certain rights with respect to access to, or providing their clients with a connection to, certain infrastructural assets that are necessary for the provision of certain services. An example is the provision of direct electronic access to trading venues authorized in the EEA. This may make our business less attractive to EEA clients, which could have an adverse impact on our business, financial conduct and results of operations.

The change in the United Kingdom’s relationship with the European Union due to Brexit has and may have several further consequences, including adversely affecting economic growth in the United Kingdom and the European Union and reducing overall levels of trading activity between the United Kingdom and the European Union.

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Future regulatory or legal divergence between the European Union and the United Kingdom may result in increased compliance costs, impact our business activities and result in EEA clients moving away from U.K.-based services. Our failure to successfully manage these risks, which are largely outside of our control, could adversely affect our business, financial condition, results of operations and prospects.

Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.

Our business has been affected in the past, and could be significantly affected in the future, by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.

For example, the COVID-19 pandemic caused an increase in client defaults, as well as a reduction in our trading volumes in metals following the physical closure of the LME in March 2020. Severe weather and climate-change related phenomenon have also previously impacted our business in agricultural markets such as cocoa, coffee and grains, and may in some cases significantly reduce the production and size of those markets. Insurance cover for these types of risks may not be sufficient to cover the full extent of any loss or damage suffered. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance cover in the future.

Significant reductions in economic activity levels or declines in commodity pricing levels because of these factors would reduce trading volumes and our revenue. Our inability to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Business

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations.

We extend margin financing to clients of our Clearing and Hedging and Investment Solutions businesses and to certain clients of the Capital Markets division of our Agency and Execution business. Clients of any of these businesses may default on margin calls or settlement payments. Where a client enters into an exchange-traded derivatives transaction that is cleared by us, we will post margin with a clearing house to cover the clearing house’s margin requirements in connection with the client’s open positions on the relevant exchange. We will then issue margin calls to the client for the payment of the margin due to us, and the client may default on such margin calls. In OTC derivatives transactions and other non-cleared transactions, we act as principal to the transaction and are therefore responsible for determining the amount of margin due to us. We may experience losses if adequate margin cannot be collected from the relevant client through the life of the trade or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction. In relation to certain types of transactions that involve leveraging or for which the relevant market is more volatile (for example, leveraged exchange-traded funds (“ETF”) transactions, which are offered through the Capital Markets division of our Agency and Execution business), such losses could be greater due to the value of the financing that is typically provided.

We also enter into agreements with certain clients and their financial institutions under which the relevant financial institution agrees to fund the client’s margin calls up to a pre-agreed limit. We may suffer losses to the extent that the financial institution defaults on its obligation to pay such amounts. We are also exposed to counterparty credit risk in respect of client cash deposits held with financial institutions, which may default due to insolvency, operational failure or for other reasons.

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In our Agency and Execution business within the Energy division and other service offerings within our Capital Markets division, we arrange trades between two clients and issue an invoice for commissions earned on the completed transaction. Although we are not a counterparty to such transactions, we are exposed to the risk that these clients may fail to pay our commissions. We are also exposed to intraday risks as the agent facilitating such transactions.

Our credit risk management procedures are designed to help mitigate our credit risk but cannot eliminate the prospect of defaults, particularly those that may arise from events or circumstances that are difficult to detect or foresee. Market volatility may result in some of our clients facing liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients. Historically, we have seen client defaults increase during periods of substantial market volatility. For example, market turmoil connected to the Russian invasion of Ukraine resulted in a number of late client payments due to increasing pressure on the global banking system. Similarly, following the surge of nickel prices of 270% on the LME over three trading days in early March 2022, we saw an increase in late margin payments to us by clients. In certain circumstances, we may enter into alternative arrangements, such as security arrangements or repayment plans, with clients as collateral for the debt owed to us.

These risks may also be exacerbated if our exposure is concentrated in a particular geography or type of client. For example, where we have a substantial number of clients in a particular country, region or industry, a sovereign debt or other crisis affecting such country or a natural disaster impacting such region or industry or any negative effects in such region or industry may negatively impact such clients. Given the increasing impacts of climate change, severe weather events, such as droughts, hurricanes and fires, may also lead to defaults across various agricultural producers in affected regions. For example, during market turmoil connected to unusual weather patterns experienced across the central and southern American regions, and the subsequent impact on coffee production and onward supply chains, a number of our clients in Brazil defaulted on margin call payments in late 2024. If we experience a significant number of client defaults, particularly if we experience them contemporaneously, our business, financial condition, results of operations and prospects may be adversely affected.

We are subject to a variety of regulatory, reputational and financial risks as a result of our global operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage.

The success of our business depends on the sufficiency of our risk management program, including policies, training and other controls on anti-money laundering (“AML”), sanctions, counter-terrorist financing, anti-bribery, anti-corruption, financial risk, fraud and data security. The design and implementation of the policies, training, procedures and practices we use to identify, monitor, control and reduce risk have not always been effective, and we cannot guarantee that they will always be effective in the future. The risks we face in this respect include:

•

Regulatory Compliance: We are subject to regulatory requirements imposed by the U.K. Financial Conduct Authority (“FCA”), the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”), the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de resolution) (the “ACPR”), the U.S. Commodity Futures Trading Commission (the “CFTC”), the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”), the National Futures Association (the “NFA”), the UAE Securities and Commodities Authority (“SCA”), the Dubai Financial Services Authority (“DFSA”), the Australian Securities & Investments Commission (“ASIC”), the Alberta Securities Commission, the Hong Kong Securities and Futures Commission (“SFC”), the Monetary Authority of Singapore (“MAS”), the Central Bank of Ireland (“CBI”), the Italian Companies and Exchange Commission

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(Commissione Nazionale per le Società e la Borsa) (“Consob”), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) (“CMVM”), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CMNV”), the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), the Financial Services Regulatory Authority (“FSRA”) in the ADGM and other regulatory bodies in the jurisdictions in which we trade. We have in the past failed to comply with regulatory requirements and been subject to regulatory inquiries or enforcement actions for regulatory non-compliance, and we may so fail to comply and be subject to such inquiries and actions in the future. Regulatory enforcement could result in materially adverse consequences such monetary penalties or partial or full censures on our ability to conduct regulated activities.

•

Anti-Corruption Compliance: We are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.

•

Anti-Money Laundering Compliance: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States and the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws have in the past and could in the future subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm. The E.U. has agreed and adopted a comprehensive package of measures to reform the primary AML and CTF legislation across the E.U. 27 Member States (the package together is known as “MLD 6”). While MLD 6 will increase harmonization in respect of certain AML and CTF obligations across the E.U., other aspects of compliance with remain subject to differences as between the implementation in each Member State, such that together, MLD 6 will likely result in material changes to the day-to-day AML and CTF operating procedures of various of our entities, bringing with it increased costs and regulatory enforcement risks associated with designing and implementing compliance with an updated regulatory regime.

•

Sanctions and Export Controls Compliance: We are subject to trade restrictions, including economic sanctions and export controls, administered by the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), His Majesty’s Treasury, the European Union and other relevant authorities, and such restrictions may prohibit or restrict transactions in certain countries and with certain designated persons. Non-compliance with sanctions restrictions, or failure of related systems and controls to identify and prevent impermissible or unauthorized activity or transactions by persons subject to sanctions or other trade restrictions, could result in civil or criminal liability, including censures and financial penalties.

•

Market Abuse and Manipulation: Third-party traders or our personnel may manipulate market prices by creating fictitious orders or mislead the market. We may fail to detect any such actions to manipulate prices or mislead the market.

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•

Fraudulent Transactions: We may suffer losses if our risk management policies, procedures and practices fail to prevent unauthorized activity or acts intended to defraud, misappropriate property or circumvent the law (for example, a third party impersonating a creditworthy client to trade on credit or deceptive third-party transactions made in violation of relevant anti-money laundering or sanctions standards).

•

Incorrect Settlements: We may make or be subject to unauthorized transfers of funds. Our risk management policies, procedures and practices may fail to prevent the use of incorrect or fraudulent settlement instructions (for example, a phishing attack causing us to misdirect client funds to a third party).

•

Inadequate Risk and Position Limits: We may fail to correctly apply risk controls to a client’s or an internal house account or open positions. If a client takes larger positions than are appropriate and defaults, for example, we may suffer significant losses.

•

Change Management Risk: We may fail to implement key change initiatives with minimal disruption to business-as-usual activities. We may also fail to mitigate the risks to which we could be exposed because of such changes (for example, delay in embedding processes and controls in connection with expansions of our business).

•	Personnel Error: Our employees or agents may commit errors or fail to carry out their assigned roles properly (for example, “fat finger” incidents that lead to trades being executed incorrectly).

•

Personnel Misconduct: Our employees or agents may engage in misconduct, including embezzlement of client funds, hiding unauthorized trading activities from us, using company funds towards client entertainment in an inappropriate or excessive manner or in breach of clients’ own compliance requirements, improper or unauthorized activities on behalf of clients, improper use of confidential information, the improper use of marketing materials or the inappropriate use of authority or influence by current or former personnel.

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Exchange and Clearing House Fines: As a member of multiple exchanges and clearing houses, we are subject to the rules and regulations of such exchange and clearing houses. We have in the past been subject to immaterial fines from exchanges or clearing houses as a result of our or our clients’ failure to comply with the exchange or clearing house rules, and we or our clients may fail to comply with such rules in the future. Exchange and clearing house fines could result in financial loss and reputational damage.

There is also a risk that our systems and infrastructure to support our risk management policies, procedures and practices may be insufficient, disrupted or compromised.

Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, and investigations themselves can be costly and disruptive to the business. Enforcement powers include the ability of the FCA or other regulators to require us to appoint a skilled person and the ability of the FCA or other regulators to appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business. Any such actions could also result in significant damage to our reputation, material financial losses, potential litigation and private claims for damages, or otherwise adversely affect our business, financial condition, results of operations and prospects.

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If we or our third-party providers fail to protect our IT Systems or Confidential Information, this could, among other things, limit our ability to conduct our operations and lead to legal liability, material financial penalties or damage to our reputation, which could materially affect our business, results of operations and financial condition.

We depend on the capacity and reliability of the computer, communications and other information technology systems (collectively, “IT Systems”) that are critical to our operations, whether owned and operated internally or by third parties. We rely upon third party providers for the majority of our IT Systems. We also rely on the integrity of the data held within and used by such IT Systems. These IT Systems include broking platforms to transact business and middle-office and back-office systems to record, monitor and settle transactions and allow for the storage and transmission of Personal Information (as defined below in “—Any actual or perceived failure to comply with laws, regulations and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage.”) regarding our clients, employees, business partners and other third parties, as well as proprietary and confidential business information or other critical data (collectively, “Confidential Information”). As such, we may be an attractive target for data security attacks.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, and the performance of these IT Systems could deteriorate or fail. For example, our data center providers have also been subject to denial-of- service (“DoS”) attacks, and we have been the target of phishing attempts that have sought to mimic our websites to lure clients into transferring money to fraudulent accounts. We have not experienced a DoS attack impacting our ability to provide services since 2020 as we implemented several DoS protection measures for our external-facing systems.

There has been an increasing number of cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. There is also a heightened threat of cyberattacks on our third-party suppliers and service providers. For example, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems, but, to our knowledge, no Personal Information was lost or exfiltrated. As a result, we had to adopt manual processes for several days, which resulted in a significant increase in workload for our operations team and increased operational risk due to potential human error in the processing or reporting of trades. ION implemented a number of measures designed to prevent future cyberattacks, including multi-factor authentication programs and CrowdStrike.

The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore, our cybersecurity measures have not in the past and may not in the future detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, deepfakes or other similar technology, security breaches or other attacks. Such cyberattacks may misappropriate Confidential Information held by or on behalf of us, jeopardize the security of Confidential Information stored in and transmitted by our IT Systems or cause disruption to our operations, or otherwise cause our business to suffer financial losses or damages. Further, there can be no assurances that we will be able to prevent or control any losses due to deepfakes or other malicious uses of artificial intelligence, which may develop in the future. In addition, we may need to expend significant resources to protect against data security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance, and any failure to prevent or mitigate security incidents could result in significant liability and a material loss of revenue resulting from the

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adverse impact on our reputation and brand, a diminished ability to retain or attract new clients and a disruption to our business.

Future incidents could also occur as a result of a loss of power, human error, a sudden spike in transaction volumes, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring or other factors or events. Such incidents could cause many issues, including, but not limited to:

•	significant disruptions in service to our clients;

•	slower response times;

•	delays in trade execution;

•	failed settlement of trades; and

•	incomplete or inaccurate accounting, recording, processing or reporting of trades.

If the IT Systems or facilities upon which we rely fail, or if we experience security incidents impacting our Confidential Information, we may experience significant financial losses, litigation or arbitration claims filed by or on behalf of our clients, regulatory enforcement or other actions. The above risks are exacerbated as a result of us being a financial services provider that holds client funds and by the nature of our business, which involves recording, storing, manipulating and disseminating significant amounts of data.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents; this is the case in, for example, the United States. We are also subject to the SEC’s new cybersecurity reporting obligations and laws in the European Union and United Kingdom which may require businesses to provide notice to individuals whose Personal Information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify clients or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any such breach, disruption or failure could also have a negative effect on our reputation and may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us.

We offer bespoke, off-exchange hedging solutions in the form of customized OTC derivatives hedging through the Hedging Solutions division of our Hedging and Investment Solutions business, particularly in commodity products, to clients who cannot fulfil their specific hedging requirements with exchange-traded derivatives. After entering into a customized contract for a client, we may be unable to find a standardized contract that matches relevant parameters. As a result, we may be unable to

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fully hedge our exposure under the customized contract. There may also be mismatches or delays in the timing of cash flows due from or to counterparties in the OTC derivatives transactions or related hedging, trading, collateral or other transactions. We may not have adequate cash available to fund our current obligations, or our counterparty may fail to retain adequate cash to meet its obligations to us. In either case, we may suffer losses.

Generally, OTC derivatives transactions may only be modified or terminated by mutual consent of the parties to the transaction (other than in certain limited default and other specified situations, such as market disruption events) and subject to agreement on individually negotiated terms. Accordingly, it may not be possible to modify, terminate or offset obligations or exposure to the risks associated with a transaction prior to its scheduled termination date.

Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation of cryptocurrencies and related activities.

We offer a limited number of structured notes and OTC derivatives linked to cryptocurrencies through our Hedging and Investment Solutions business. In addition, through our Clearing business, we offer a number of exchange-traded derivatives linked to cryptocurrencies, and we offer clients the ability to trade shares in Exchange Traded Funds (“ETFs”) linked to the performance of cryptocurrencies such as Bitcoin and Ethereum. We may also trade on our own account certain cryptocurrencies and financial products that are linked to cryptocurrencies primarily to hedge our exposure to our obligations under such offerings, but also on a limited scale in order to generate a favorable funding spread.

The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. As a result, the prices of cryptocurrencies are highly volatile. Such prices have been in recent periods, and are likely to continue to be, subject to significant fluctuations. While we do not consider our exposure to cryptocurrency to be material to our business, if the value of the cryptocurrencies to which we and our clients are exposed declines, we could incur financial losses.

We may experience financial loss and reputational damage from our involvement in regulatory or legal proceedings related to cryptocurrency. For example, MCMI was previously involved in legal proceedings with BlockFi Inc. et al. (collectively, “BlockFi”) regarding assets that were held in an MCMI client account by Emergent Fidelity Technologies LTD (“Emergent”), which is an affiliate of former cryptocurrency exchange FTX Trading Ltd. (“FTX”). BlockFi alleged that the assets were the subject of a pledge agreement entered into between BlockFi and Emergent, and in November 2022 commenced proceedings against Emergent (in which MCMI, as custodian of the assets, was included) to enforce the terms of the pledge agreement. MCMI subsequently received a Warrant of Seizure from the U.S. Department of Justice (“DOJ”) in respect of the assets and complied with the same, transferring the assets to the DOJ in January 2023. The case against MCMI was closed in September 2024 following the settlement of BlockFi’s claims in the FTX bankruptcy and the subsequent transfer of those claims against Marex to FTX. BlockFi’s claim did not allege any wrongdoing or wrongful misconduct by MCMI; it only alleged that MCMI had been the custodian of the assets that are the subject of BlockFi’s purported claims.

MCMI has also been subjected to various requests from regulatory bodies and governmental authorities, including the DOJ, arising from the FTX bankruptcy in connection with the accounts of Alameda Research LLC (“Alameda”), also an affiliate of FTX, and Emergent held with MCMI. While we

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do not believe these regulatory or legal proceedings will have a material impact on our business, particularly given that our financial loss in these proceedings is limited to the immaterial legal fees we have incurred, any such proceedings in the future could harm our reputation, business and financial condition.

The regulatory approach to cryptocurrencies and related activities is an area that is under constant review by financial services regulators in various jurisdictions. As such, we are subject to the continued risk of legislative and regulatory change in this area, which may affect our ability to offer the limited number of structured notes and OTC derivatives that we currently do through our Hedging and Investment Solutions business and the exchange-traded derivatives and ETFs that we currently do through our Clearing business. While we do not believe these legislative or regulatory changes will have a material impact on our business, particularly given the limited nature and size of our cryptocurrency activities, changes in rules might restrict these aspects of our business or may require us to obtain new permissions to continue with our activities.

We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees, agents or other third parties and, subsequently, we are subject to risks relating to potential securities law and regulatory liability.

We are exposed to potential losses due to fraud or misconduct, or breaches of the terms agreed between us, by our clients, counterparties, employees, agents and third parties and, subsequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the FCA, the SEC, the CFTC, state securities regulators and foreign regulatory agencies. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.

Certain of our businesses may be exposed to a higher risk of financial crime or fraud due to the regulated environment in which we operate, the type of relationships we maintain with our clients, the products and services offered and our significant reliance on technology as part of our trading platforms.

There is a heightened risk of fraud when trading in physical commodities due to the nature of the industry’s operations and its reliance on physical documentation in connection with the transport and storage of such commodities. There have been several well-publicized incidents of commodity trading frauds in recent years, including two instances in 2023 in which it was discovered that the cargoes acquired did not contain the metal products they purported to hold. As we and, more importantly, our clients are involved in this market, we are exposed to certain risks through our trading activities and could suffer financial loss in the event that commodities acquired by us or our clients are discovered to be different to those we and they believed we were purchasing.

Our employees and agents may engage in unauthorized trading activity, attempt to defraud us or violate our policies or legal or regulatory standards. There are also risks that our employees may improperly use or disclose confidential information and material non-public information provided by our clients that could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions, and we could suffer serious harm to our reputation, financial position, the trading price of our securities, current client relationships and ability to attract future clients. These risks may increase as the result of recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. The use of off-channel electronic messaging applications by our employees to transmit confidential or sensitive data could subject us to investigations, regulatory fines and severely impact our reputation. For example, regulators, such as the staff of the SEC’s Division of

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Enforcement and Ofgem, the U.K. energy market regulator, have, as part of a widely publicized industry sweep, conducted investigations of several financial institutions’ records preservation requirements relating to business communications sent over off-channel electronic messaging platforms, some of which have resulted in substantial monetary penalties. Any such activities may be difficult to prevent or detect, and our internal policies and procedures may be inadequate or ineffective. As a result, we may suffer losses that we may not be able to recover, as well as being subject to regulatory enforcement proceedings and penalties, such as fines. There have also been several highly publicized cases involving fraud or other misconduct by employees and agents of financial services firms in recent years, and various investigations have been conducted by the FCA in the United Kingdom, the CFTC, the SEC and FINRA in the United States and other regulators around the world. In addition, although we have established policies and procedures designed to train, prevent and detect misconduct, errors and fraud, we may not be able to completely detect, prevent or deter such conduct and may be at risk of suffering losses.

Our reputation may also be damaged by any involvement, or the involvement of any of our employees, former employees or agents, in any regulatory investigation and by any allegations or findings by relevant regulators or courts, even where the associated fine or penalty is not material.

Further, we outsource certain aspects of our business to third-party service providers in accordance with applicable rules and regulations. If the capabilities of these service providers fail or if other issues impact these third-party services, our business, financial condition, results of operations and prospects could be adversely impacted, and we may become subject to regulatory fines or legal action as a result of such events.

Any such misconduct, errors, failures or fraudulent activity or any impact thereof, may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks related to the transactions that we enter into between buyers and sellers of physical commodities.

In connection with certain parts of our business, we enter into a limited number of transactions as principal to buy and sell physical commodities (including metals and petrochemical products). We are exposed to potential losses if the buyer alleges that the physical commodities received do not match the specifications that we have agreed with them, and we are unable to recover the value of the buyer’s claim from our seller.

In addition, the industry for certain physical products is subject to national and international environmental and health and safety laws and regulations as well as product safety and product stewardship regimes, including in relation to the handling, testing, storage and transport of such products. We may incur significant costs due to violations of or liabilities under such laws, including liabilities related to contamination at third-party facilities, where these involve fines, penalties, clean-up costs or third-party claims. These laws, regulations and regimes may also be subject to ongoing review by governments and other competent authorities, and as a result, often change. While we do not believe that any such changes would have a material impact on our business, particularly given the limited nature and size of our activities, any such changes could result in additional costs in future due to the need to comply with any new requirements or having to vary the terms of existing licenses held by us or obtain new licenses or otherwise restrict our ability to perform in this business.

Any of these factors, or the defense of our contractual rights, could adversely affect our business, financial condition, results of operation or prospects.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

We are subject to risks relating to litigation and may suffer losses and incur costs as a result.

From time to time, we are and may become involved in legal proceedings, government and agency investigations and employment or any other employee related disputes, tort, product liability or safety claims and other litigation, including legal proceedings involving our clients and suppliers. We may take legal action to enforce our contractual, intellectual property and other rights where we believe those rights have been violated and that legal action is an appropriate remedy. We may also initiate claims against or enter into disputes with our clients, particularly in the context of client defaults and in connection with our brokerage activities, and may incur significant costs in defending any such claims or in making payments to resolve any such disputes.

If a client defaults, we may be unable to recover the funds owed to us by such client due to their insolvency or for other reasons. Because we operate internationally, we may also be subject to client disagreements on the application of contracts that are governed by English law or U.S. state law (as the standard position under our client agreements). Clients outside the United Kingdom or the United States may claim that English or U.S. state law governed contracts are inapplicable in their respective countries, and any subsequent application of local law may be less favorable to us in our claim against the client.

A third party may also initiate legal action against us or one of our acquired companies in relation to such company’s activities prior to their acquisition by us, which we then must defend or settle. For example, in 2023, MCMI was involved in legal proceedings initiated by BlockFi entities regarding disputed assets formerly held by MCMI’s client, Alameda, an affiliate of former cryptocurrency exchange FTX, and Emergent, an affiliate of Alameda. As a result of such proceedings, we incurred costs, faced reputational damage and our defense of such proceedings required our management’s attention and time. While these proceedings did not have a material impact on our business, any legal proceedings in the future could harm our reputation, business and financial condition.

We may also be subject to claims of economic or reputational significance, whether by a third party or an employee (current or former) or agent. Such claims could involve, among other things:

•	acts inconsistent with employment law or health and safety laws;

•	contractual agreements;

•	infringements of intellectual property rights; or

•	personal injury, diversity or discrimination claims.

We are subject to the risk of litigation and claims that may be without merit. At present and from time to time, we, our past and present officers, directors and employees are and may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and may be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless.

We cannot predict with certainty the outcomes of these legal proceedings. The outcome of some of these legal proceedings could require us to take, or refrain from taking, actions that could negatively affect our business or could require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. There can also be no assurance that we are adequately insured to protect against all claims and potential liabilities.

The defense of our contractual rights may be protracted, involve the expenditure of significant financial and managerial resources and may ultimately not be successful, which could result in a

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

negative perception of us and cause the market price of our securities to decline, any of which may adversely affect our business, financial condition, results of operations and prospects.

If we lose access to exchanges in the jurisdictions where we operate, our ability to undertake some or all of our execution and clearing services would be affected.

We have membership to 60 exchanges (including the LME, Chicago Metal Exchange (“CME”), Dubai Gold & Commodities Exchange (“DGCX”), Singapore Exchange (“SGX”), European New Exchange Technology (“Euronext”), Intercontinental Exchange (“ICE”), Futures and the Eurex Exchange) and maintain an ongoing dialogue with regulatory personnel of each such exchange. Our memberships with regulated exchanges allow us to generate revenue through commissions earned on executing and clearing trades. In order to maintain these memberships, we are required to comply with the rules of the relevant exchanges. We have in the past been, and may in the future be, subject to inquiries or actions by exchanges for non-compliance with applicable rules. If we fail to comply with such rules or default on our membership obligations (for example, by failing to pay required margin), we may be exposed to potential action from such exchanges including warnings, monetary penalties, suspension or cancellation of membership. If we lose some or all of our memberships, or if any of the relevant exchanges cease their operations, we would lose access to these revenue streams.

If any exchange implements structural changes, such as adverse fee structures or higher margin requirements, our business could be negatively impacted. If the exchanges relax membership requirements, our clients may decide to become members, and the demand for our services may decline as a result. We are, through our subsidiary, Marex Financial, a Category 1 member and Ring Dealer on the LME, which historically has had only a small number of members. If the LME were to revoke Marex Financial’s membership, adopt an adverse fee structure or extend membership opportunities to a wider group, or if the LME were to cease operating, Marex Financial’s financial performance would be adversely impacted, which would, in turn, adversely affect our business, financial condition, results of operations and prospects.

We require access to clearing and settlement services and other market infrastructure arrangements, and without access to such arrangements, our ability to undertake some or all of our activities would be adversely affected.

We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, post-Brexit or other regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities.

If exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls. For example, due to significant volatility in nickel trading, Marex Financial and its clients were required to meet intraday exchange and margin calls on short or immediate notice in March 2022. In some cases, such nickel transactions were canceled, which caused those clients to suffer material financial losses and liquidity issues, which resulted in delayed payments by certain clients of our margin calls.

As a member of various Clearing Houses, we must make default fund contributions to the Clearing Houses. If another member defaults on their payment obligations to the Clearing Houses, we may lose a percentage of the default fund contributions that we have been required to make as a member of the Clearing Houses. We may suffer financial losses if clients default on their payment obligations to the Clearing Houses or if exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, which may adversely affect our business, financial condition, results of operations and prospects.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

We rely on insurance coverage and subcontractor integrity to mitigate risks associated with metal storage, and any deficiencies in these areas could adversely affect our operations and financial condition. Through our subsidiary, Edgemere, we operate an LME-registered warehouse and offer storage and logistics services to metal owners. The LME imposes certain obligations on warehouse operators, including the requirement to maintain insurance for any loss of the metal as a result of unexplained circumstances or Edgemere’s (or Edgemere’s subcontractors’) negligence, error or fraud. To manage this risk, Edgemere requires that each owner maintains minimum levels of insurance in respect of the metal they store at Edgemere’s warehouse. In the event metal stored in the warehouse is damaged or stolen, and the insurance coverage obtained by the owner(s) of such metal is insufficient to cover the metal’s value, the nature of the claim or is refused by the insurance provider, Edgemere may be exposed to claims, fines or penalties from the owner and/or the LME. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the metal owner, which may be difficult or not possible.

Further, Edgemere engages subcontractors and third-party providers in respect of certain parts of its business. Although Edgemere enters into contractual terms with such subcontractors and third-parties to govern the terms of their engagement, it has been established that the LME ultimately views the warehouse operator as solely liable for any damage or loss to the metals it stores. Any misconduct, dishonesty or fraudulent activity by such subcontractors and third-parties could therefore expose Edgemere to claims, fines or penalties from the metal owner and/or the LME and, further, could adversely impact Edgemere’s reputation.

Any of the above factors could adversely affect our business, financial condition (even where the associated fine is not material), results of operations and prospects, and we may incur legal costs and loss of management time in the course of defending Edgemere’s position.

Our success depends on the continued contributions of our key personnel, including our brokers, and our ability to recruit, train, motivate and retain them.

•	Our success depends on the expertise and continued services of certain key personnel, including:

•	personnel involved in the management and development of our business;

•	front-office staff directly generating revenue, such as brokers; and

•	back-office staff involved in management of our control and support functions.

Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate and preserve flexibility is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.

We compete with other brokers and banks for front-office staff. This competition is intense and may further intensify in the future. Our competitors have in the past and may try again in the future to poach large numbers of brokers who have key counterparty relationships and relevant market knowledge and play an important role in our acquisition and retention of business from clients. Salary and bonus levels for front-office staff are generally based on activity levels generated by the individual broker’s team and are sensitive to market compensation levels paid by competitors. Such competition, particularly for brokers, may significantly increase our front-office staff costs. If we lose front-office staff to competitors, we may experience losses of capability, client relationships and expertise.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

When hiring front-office staff, we will generally agree salary and bonus levels based on an employee’s representations of their activity levels, which may include certain performance-based targets. If an employee is unable to achieve these performance-based targets, we may become subject to a dispute over the payments of the compensation linked to such targets. This may result in front-office staff resigning, and we may experience losses in client relationships and employee knowledge, capability and expertise. Further, as a result of any such disputes, we may also become involved in litigation with such employees. For example, in 2024, we were involved in two disputes with former employees in the United States over compensation payments that the employees claimed were due to them in connection with their employment, and in the course of defending our position incurred legal costs and a loss of management time. In addition, where we hire teams of front-office staff from our competitors, there is a risk that we may become involved in litigation with these competitors, which may incur legal costs and require management time.

If we fail to attract and retain highly skilled brokers and other employees, lack the flexibility to make appropriate employment-related decisions due to labor groups or otherwise, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The markets in which we operate are highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

We have numerous current and potential competitors, both in the United Kingdom and internationally, including other brokers and banks. Some of our current and potential competitors may have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:

•	develop services similar to ours or new services that our clients prefer;

•	provide access to trading in products or a range of products that we do not offer;

•	provide better execution services and lower transaction costs;

•	provide new services more quickly and efficiently;

•	offer better, faster and more reliable technology;

•	take greater advantage of new or existing acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their services;

•	migrate products more quickly or effectively to electronic platforms, which could move trading activity from us;

•	better leverage their relationships with their clients, including new classes of client; and/or

•	offer better contractual terms to their clients, including lower commission rates.

Our competitors may develop new electronic trade execution or market information products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome. Any shift away from voice trading to electronic trading, for example, may expose us to substantial losses, as we may be left with contractual obligations to maintain staff and brokers suited to and trained for voice trading rather than electronic trading.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

New or existing competitors could gain access to markets or services where we currently enjoy a competitive advantage. These could include banks and other financial institutions with which we have competed historically, should they choose to re-enter the commodity industry. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages.

Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If we are required to reduce our commissions to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.

To remain competitive, we must continue to invest in the development of our business to respond to changing trends and remain competitive with our research, technology and data offerings. If we fail to do so successfully, we may be adversely impacted.

To remain competitive in the dynamic markets in which we operate, we must invest in the development of our business to respond to changes in client demands. We may need to be responsive to changing trends, particularly regarding energy products. We will also need to be competitive in the development of our research, technology and data offerings. The artificial intelligence tools we rely on, such as the Neon trading platform, can quickly become eclipsed by newer technological offerings such as novel electronic trade execution or market information products.

Our business development activity may include:

•	hiring brokers;

•	opening offices in new countries;

•	expanding existing offices and infrastructure;

•	providing broking and other services in new product markets (such as renewables);

•	serving different types of clients;

•	developing and/or acquiring new technology; and

•	undertaking activities through different business models.

Such activity may be achieved by investing in existing businesses and may result in changes to our risk profile. Failure to expand the business effectively, to manage changes in our risk profile appropriately or to realize the benefits of investments in some markets may adversely affect our business or prevent us from achieving the anticipated benefits.

Further, any consolidation among our clients may also cause us to depend on a smaller number of clients, which could result in additional pricing pressure and/or require us to implement changes in order to service these clients. If our business depends on maintaining good relationships with a small number of clients, any adverse change in those relationships could adversely affect our business, financial condition, results of operations and prospects.

Climate change and a transition to a lower carbon economy may disrupt supply chains and lead to decreases in consumer demand and the size of the market for certain of our energy products.

Climate change could cause severe weather events, including significant rainfall, flooding, increased frequency or intensity of wildfires, prolonged drought, rising sea levels and rising heat index,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

any of which could disrupt our and our clients’ supply chains and otherwise adversely affect the businesses of our clients and, in turn, their ability to meet their financial obligations to us. For example, extreme weather caused by climate change has in the past and could impact the growing seasons, water availability and crop productivity of the agriculture industry and, as a result, adversely affect the financial condition and prospects of our agriculture clients.

Laws, regulations, policies, social attitudes, client preferences, market responses and technological developments and innovations relating to climate change and the transition to a lower carbon economy could also adversely affect our business, financial condition, results of operations and prospects. See “—Environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.”

If regulatory incentives alter fuel or power choices, there may be a decrease in the size of the markets for certain energy products where we historically had significant market shares (such as fuel oil). We may fail to capture market share as interest increases in new energy products or adequately price future assumptions for these new commodities. Depending on the nature and speed of any such changes, we may be unable to successfully compete in or transition away from oil and gas to renewable commodity markets or from, for example, crude oil and residual fuel to middle distillates or higher distillates, such as liquid natural gas. Failure to make such a transition may result in decreased revenue, which could adversely affect our business, financial condition, results of operations and prospects.

We will need to replace, upgrade and expand our computer and communications systems in response to technological or market developments, and the failure to do so could adversely affect the performance and reliability of such systems and networks, and as a result, our ability to conduct business.

Any failure to adequately maintain and develop our computer and communications systems and networks could adversely affect the performance and reliability of such systems and networks, which in turn could harm our business.

The markets in which we compete are characterized by rapidly changing technology, evolving client demand and uses of our products and services and the emergence of new industry standards and practices. Changes in any of these factors could render our existing technology and systems obsolete or undermine the attractiveness of new products and services that we develop. Our future success will depend in part on our ability to anticipate and adapt to technological advances, evolving client demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems and client offerings accordingly.

Any further upgrades or expansions in technology and the use of such technology may require significant expenditures. Updates to our systems may result in program errors, which could negatively impact our business and our clients. We may fail to update and expand our systems adequately, and any upgrade or expansion attempts may not be successful or accepted by the marketplace or our clients. If we fail to update and expand our systems and technology adequately, or to adapt our systems and technology to meet evolving client demands (particularly in more conservative markets such as the United States) or emerging industry standards, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. If our business continuity plans do not operate effectively, or if our work-from-home capabilities fail, our business may be adversely affected. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Acquisitions may expose us to regulatory or legal proceedings, which could adversely impact our reputation and result in financial losses.

When acquiring a business, we may enter into an agreement with the seller to acquire either the entire share capital of the target company or all or certain assets of the target company. If we identify a specific matter during the due diligence process that could expose us to litigation or other material risks, we may structure the transaction so that instead of acquiring the target company from the seller, we acquire substantially all the assets of such company but exclude specific liabilities from the transaction. In such case, the company and the excluded liabilities would remain with the seller.

Despite these arrangements, we may nevertheless become involved in legal proceedings after an acquisition is completed. For example, a third party may initiate a claim against us, instead of the seller, in connection with liabilities that were specifically excluded from the scope of the acquisition, which may cause us to suffer reputational damage. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the seller, which may be difficult to obtain.

In addition, we may become involved in regulatory proceedings in connection with pre-acquisition events. For example, in 2023 and 2024, MCMI was subject to various requests from regulatory bodies and governmental authorities in connection with the FTX bankruptcy and the accounts held with MCMI by FTX’s affiliates, Alameda and Emergent.

Even where we are not directly involved in regulatory or legal proceedings, our reputation and/or the reputation of our acquired companies may be adversely affected by pre-acquisition events. For example, in June 2023, the FCA in the United Kingdom fined ED&F Man Capital Markets Limited (now called MCML Limited), the U.K. subsidiary of ED&F Man Holdings Limited that we did not acquire, £17.2 million for failing to ensure that certain dividend arbitrage trading activities that its clients carried out between February 2012 and March 2015 were legitimate. Liability for these activities remained with the ED&F group, as we had identified these as a risk during our due diligence process and intentionally structured our acquisition of ED&F Man Capital Markets in the United Kingdom as an asset sale to exclude any such losses or liabilities. However, our association with ED&F Man Capital Markets Limited and the press coverage of the fine caused us to contact certain press agencies to correct certain facts from the way they were initially reported. We have also been incorrectly served with legal proceedings in connection with the same activities.

Regulatory or legal proceedings arising from an acquisition could also divert our management team and resources away from core business activities and the execution of our business strategy. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

Since 2019, we have made numerous acquisitions of varying sizes in the United Kingdom, United States, Asia-Pacific region and Europe, including CSC Commodities UK Limited, the business and

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

assets of the Rosenthal Collins Group LLC, X-Change Financial Access LLC (“XFA”), the UK business of and certain US entities from ED&F Man Capital Markets, the brokerage business of and select entities from the OTCex/HPC group and Cowen’s legacy prime services and outsourced trading business. A significant portion of our historical growth has been achieved through strategic acquisitions. We believe acquisitions will continue to form a central pillar of our growth strategy going forward.

Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•	the availability of suitable acquisition opportunities;

•	obtaining any required financing on suitable terms;

•	the level of competition from other companies, which may have greater financial resources;

•	our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and

•	our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.

Acquisitions may divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.

Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed.

Other challenges may arise during the integration process. We may fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions. Since a significant portion of our historical growth, including our recent growth, has been achieved through acquisitions, any failure to successfully manage these risks may adversely affect our business, financial condition, results of operations and prospects.

Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

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including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.

The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.

The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could harm our business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. These policies and procedures rely on a combination of technology and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures.

To the extent that we elect to adjust our policies and procedures for the management of risk to allow for an increase in risk tolerance, we will be exposed to the risk of greater losses. For example, we currently use two methods for measuring VaR across our businesses, as part of the business that we acquired from ED&F Man Capital Markets used a different VaR model. Because we do not use one consistent measure of VaR, there is a risk that we might be exposed to unidentified or unanticipated risks, such as the risk that the aggregate impact of a market event may be incorrectly assessed and/or that a concentration risk to an underlying product may be inaccurately measured. As a result, we recognize the limitations by augmenting our VaR metrics under different methodologies and measures of risk, and we apply a wide range of stress testing, both on individual portfolios and on our consolidated positions. We continue to develop our VaR framework and risk sensitivities to help us ensure a more consistent method of risk management for all desks.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Even if our risk management policies and procedures are effective in mitigating known risks, new unanticipated risks may arise, and we may not be protected against significant financial loss stemming from these unanticipated risks. These new risks may emerge if, among other reasons, regulators adopt new interpretations of existing laws, new laws are adopted or third parties initiate litigation against us based on new, novel or unanticipated legal theories. Our policies and procedures may not prevent us from experiencing a material adverse effect on our financial condition and results of operations and cash flows.

Risks Relating to Our Financial Position

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. In the application of our accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

These judgments, estimates and assumptions are based on historical experience and other factors that are considered relevant. Judgments, estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the accounting period in which an estimate is revised. Actual results may differ from these estimates, and revisions to estimates can result in significant changes to the carrying value of assets and liabilities.

Because of the uncertainty surrounding management’s judgments and related estimates, we may make changes in accounting judgments or estimates that have a significant effect on the reported value of our assets and liabilities and our reported results of operations and financial position.

We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

We require substantial financial liquidity to facilitate our operations. Our business involves the establishment and carrying of substantial open positions for our clients on exchanges and in the OTC derivatives markets. We must post and maintain margin or credit support for these positions. Significant adverse price movements can occur that require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our clients.

We may depend on our debt financing arrangements to fund margin calls and other operating activities. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. We also rely on our structured notes program, under which we and our subsidiary, Marex Financial, issue warrants, certificates or notes, including auto callable, fixed, stability and credit-linked notes with varied terms (the “Structured Notes Program”), as an important source of liquidity. As of December 31, 2024, we had $2,667.4 million debt securities outstanding under the Structured Notes Program, some of which may be automatically redeemed if certain underlying conditions outside of our control are met. If a large amount of these debt securities are automatically redeemed within a short period of time, this could negatively impact our liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity

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and Capital Resources—Debt Programs.” If our Hedging and Investment Solutions business is unable to sell structured notes to investors, either because of a credit downgrade or for any other reason, this may limit our future growth, and we may need to raise additional funds externally, either in the form of debt or equity.

Changes to our credit ratings may impact our access to liquidity and future growth potential.

In addition to our Structured Notes Program, we have an EMTN Program, a Public Offer Program, a Tier 2 Program and a Senior Notes Program and have issued AT1 Securities (each as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources—Debt Programs). A downgrade of our or Marex Financial’s credit rating could have a material adverse effect on our ability to issue and sell the securities under the Structured Notes Program, EMTN Program, Public Offer Program, the Tier 2 Program or the Senior Notes Program or to issue additional AT1 Securities, as, in either case, the securities would be less attractive to potential investors. Our clients’ confidence in our business may also be affected by any credit rating downgrade.

If we experience a credit rating downgrade, we may be unable to renew the revolving credit facility we have with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch (the “Marex Revolving Credit Facility”), the revolving credit facility MCMI has with BMO Harris Bank N.A. (now BMO Bank N.A.) and a syndicate of lenders (the “MCMI Revolving Credit Facility”) or the uncommitted securities financing facility with BMO Harris Bank N.A. (now BMO Bank N.A.) (the “MCMI Credit Facility” and, together with the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, the “Credit Facilities”) at the end of each of the respective terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” In such event, it may not be possible to replace our Credit Facilities with another instrument on commercially favorable terms or at all. If any of our Credit Facilities are unavailable, we may need to raise additional funds externally, either in the form of debt or equity.

Failure to maintain sufficient liquidity because of a credit downgrade may limit our future growth potential. Moreover, because we enter into certain OTC derivative transactions as principal and issue structured notes to investors, a lower credit rating would make our Hedging and Investment Solutions business less attractive to current and prospective clients. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Investor claims, litigation or regulatory scrutiny may limit our ability to use the Structured Notes Program, the Public Offer Program, the EMTN Program and the Senior Notes Program as sources of liquidity or result in losses or reputational damage.

The Structured Notes Program, the Public Offer Program, the EMTN Program and the Senior Notes Program are important sources of liquidity for our business. The value and quoted price of the structured notes issued under the Structured Notes Program and the Public Offer Program and notes issued under the EMTN Program and the Senior Notes Program at any time will reflect many factors and cannot be predicted. The following factors, among others, many of which are beyond our control, may influence the market value of the notes:

•	interest rates and yield rates in credit markets;

•	the time remaining until the notes mature;

•	our creditworthiness, whether actual or perceived, including any actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures; and

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•	in the case of the structured notes:

•	the volatility of the levels of the underlying assets;

•	whether the notes are linked to a single underlying asset or a basket of underlying assets;

•	the level, price, value or other measure of the underlying asset(s) to which the notes are linked; and

•

economic, financial, regulatory, geographic, judicial, political and other developments that affect the level, value or price of the underlying asset(s), and any actual or anticipated changes in those factors.

Changes in the above factors may adversely affect the value of the notes, including the price an investor may receive for the notes in a secondary market transaction. A decrease in the price an investor may receive for the notes may expose us to investor lawsuits and claims regarding potential mis-selling or accusations of misrepresentations regarding the notes. Such claims, and the associated reputational damage, may impact our ability to market, and investor demand for, the Structured Notes Program, the Public Offer Program, the EMTN Program and the Senior Notes Program. Our failure to market the Structured Notes Program, the Public Offer Program, the EMTN Program or the Senior Notes Program, or a lack of investor demand for the notes issued under any of these programs, may decrease our net liquidity reserves. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

We use third-party distributors to distribute structured notes to investors. If the distributors breach their contractual obligations to us to appropriately distribute the structured notes to the target market that we have identified, or misrepresent the financial performance of the notes, we may be subject to mis- selling claims from investors in the structured notes. A distributor may otherwise breach its contractual obligations to us, including, for example, by failing to fulfill investor orders that are communicated to us and for which we have already entered into hedging transactions.

Any of the above factors may impair our development and use of the Structured Notes Program, the Public Offer Program, the EMTN Program or the Senior Notes Program and adversely affect our business, financial condition, results of operations and prospects.

A significant decrease in investor demand for the AT1 Securities could adversely impact our ability to issue further AT1 Securities to satisfy our capital requirements.

In recent years, there has been uncertainty as to the regulatory treatment of contingent convertible securities, like our AT1 Securities, in times of financial turmoil. For example, as part of the sale of Credit Suisse Group AG (“Credit Suisse”) to UBS Group AG (“UBS”) announced in March 2023, the Swiss Financial Market Supervisory Authority issued a decree ordering the write-down of outstanding Credit Suisse Additional Tier 1 instruments (the “AT1 Instruments”), comprising an aggregate nominal value of approximately CHF 16 billion ($17.3 billion). The write-down, which was implemented pursuant to the contractual terms of the AT1 Instruments, was enforced notwithstanding the ability of the holders of Credit Suisse ordinary shares to receive consideration in connection with the sale to UBS.

In times of financial stress, there is no guarantee that Common Equity will remain the first to absorb losses in case of resolution or insolvency, including under governing laws other than Swiss law, and that only after their full use would Additional Tier 1 instruments be converted into equity or written down. If our AT1 Securities are converted into ordinary shares, the number of our ordinary shares issued and outstanding would increase, and our existing shareholders would experience dilution. Further write-downs of Additional Tier 1 instruments in response to unexpected circumstances could

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adversely impact investor demand for Additional Tier 1 instruments going forward, including demand for our issuance of the AT1 Securities. If investor demand for the AT1 Securities declines, we may need to rely on other instruments to satisfy our capital requirements, and failure to meet our capital requirements could lead to materially adverse regulatory enforcement proceedings or a downgrade in our credit ratings from S&P and Fitch. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The agreements governing our Credit Facilities and other debt contain financial covenants that impose restrictions on our business.

The agreements governing our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program, Senior Notes Program and other debt impose significant operating and financial restrictions and limit our ability and that of our restricted subsidiaries to incur and guarantee additional indebtedness or make other distributions in respect of, or repurchase or redeem, capital stock and prepay, redeem or repurchase certain debt, among other restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our failure to comply with these restrictive covenants, as well as others contained in any future debt instruments we may enter into from time to time, could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations and require us to repay these borrowings before their maturity. Our inability to generate sufficient cash flow to satisfy our debt obligations, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness may increase, including as a result of the offering of Senior Notes, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our floating rate notes and prevent us from meeting our debt obligations.

We regularly review opportunities to diversify and expand our capital structure, and on October 30, 2024, following the launch of our Senior Notes Program, we completed an offering and received net proceeds of $596.7 million. As of December 31, 2024, we had $3,604.5 million of outstanding debt securities, and any future Senior Notes or other notes offered will increase our outstanding indebtedness. The terms of such Senior Notes are set out in a prospectus supplement to the Senior Notes Registration Statement. Our indebtedness, including any increased indebtedness could have adverse consequences, including:

•	exposing us to the risk of increased interest rates to the extent any of our borrowings are at variable rates of interest;

•	increasing our cost of borrowing;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payments on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;

•	restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;

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•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.

Risks Relating to Regulation

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services, either generally or to certain categories of clients, or obliged to change the scope or nature of our operations.

We operate in a highly regulated environment. Our business includes multiple entities that are regulated by financial services regulators in different jurisdictions, including but not limited to:

•	the FCA in the United Kingdom;

•	the AMF and the ACPR in France;

•	the ASIC in Australia;

•	the Alberta Securities Commission in Canada;

•	the Central Bank of Ireland;

•	the Consob in Italy;

•	the CMVM in Portugal;

•	the CMNV in Spain;

•	BaFIN in Germany;

•	the SCA in the UAE

•	the DFSA in the DIFC;

•	the FSRA in the ADGM;

•	the SFC in Hong Kong;

•	the Monetary Authority of Singapore; and

•	the CFTC, the SEC, FINRA, and the NFA in the United States.

Our failure to comply with applicable regulatory requirements, including with respect to anti-financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.

As we grow and diversify our business by expanding into new jurisdictions, services and products, we will be required to operate within new regulatory frameworks. Such new frameworks can

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be complex, and even where we have consulted local specialists, there is a risk that we may fail to understand or fully implement certain regulatory requirements. In addition, in connection with the acquisitions that we enter into, we may be required by regulators in applicable jurisdictions to take steps to bring the target business in line with regulatory requirements. Where we fail to do so, we may be exposed to regulatory inquiries, enforcement or other action as well as reputational damage.

Equally, the regulatory landscape is constantly evolving in the markets in which we operate (including where we are not currently regulated), with rules and guidance changing frequently, typically increasing our regulatory and compliance obligations and ongoing responsibilities to the markets and our clients. Failure to keep up to date on these developments and implement them correctly and in a timely way may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Regulatory compliance requires a significant commitment of resources. Our ability to comply with applicable law and regulation largely depends on our establishment and maintenance of compliance, risk, control and reporting systems, as well as our ability to attract and retain qualified compliance, risk and other control function personnel. These requirements may require us to make future changes to our management and support, control and oversight structure that could significantly increase our costs. We make numerous reports to regulators about relevant trading activities, both on our own behalf and on behalf of certain of our clients. If we fail to make such reports, or make any errors or discrepancies in such reporting, we could be subject to enforcement or other regulatory actions.

This could similarly expose us to litigation, regulatory inquiries, enforcement or other action, as well as reputational damage. Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, including the ability to require the appointment of a skilled person, appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business.

We have failed in the past, and may fail in the future, to comply with certain regulatory requirements and have been subject to fines and other orders by U.S. and other regulators and self-regulatory organizations (“SROs”) (including, but not limited to, the CFTC, the CME and Nasdaq Global Select Markets (“Nasdaq”)) in connection with certain of our activities. We have also, from time to time, been subject to immaterial fines by U.S. and global regulators and SROs in connection with routine exchange supervisory oversight. Our failure to address these or any future supervisory action, investigations or enforcement actions could adversely affect our reputation, result in losses of clients and employees, reduce our ability to compete effectively, result in financial losses or result in potential litigation, regulatory actions or penalties (including the imposition of limits on, or withdrawals of, regulatory authorizations). Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Companies in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news, congressional, regulatory and news media attention to U.S. equities market structure and the regulatory and enforcement environment more generally, has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. The relationships between broker-dealers and market making firms, short selling and “high frequency” and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue.

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We and our businesses are subject to regulation by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

Certain Marex entities are subject to significant governmental regulation in the United States and are required to comply with requirements imposed by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) amended the Commodity Exchange Act, as amended (“CEA”) to provide for federal regulation of the OTC derivatives market and entities, such as us, that may participate in those markets. The CFTC is responsible for enforcing the CEA and has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. Designated by the CFTC as a registered futures association, the NFA is the industry-wide, SRO for the U.S. derivatives industry. The NFA has the authority to implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members. To that end, the Marex entities subject to regulation by the CFTC, the NFA or other SROs must comply with the requirements set out by the CEA, NFA or other applicable law including, as applicable, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for customer funds, maintenance of record keeping measures and, in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes. The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA is an SRO authorized by the SEC to oversee and regulate member firms and their registered representatives. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Regulators including but not limited to the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations continue to review and refine their rulemakings through additional interpretive guidance, staff no-action relief and supplemental rulemakings. As a result, any new regulations, or modifications to or interpretations of existing regulations, could significantly increase the cost of derivatives and securities transactions, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks encountered, reduce our ability to close out or restructure our existing derivatives contracts, reduce our ability to facilitate securities transactions and increase our exposure to counterparties. If we are limited in our use of derivatives in the future as a result of amendments to regulations promulgated under the Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect the ability to plan for and fund capital expenditures.

Our current regulatory authorizations could be withdrawn or limited, or we may be unable to obtain the necessary authorizations to expand our business into new jurisdictions.

The loss of, or the imposition of material limitations or conditions on, any of our authorizations, permissions or licenses to carry on regulated business could materially impact our operating model.

The loss of any FCA, CFTC, NFA, SEC, FINRA or other authorizations, permissions, licenses or registrations would limit our operations in the United Kingdom, the United States and other relevant

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jurisdictions. Because the United Kingdom and the United States contributed a significant proportion of our operating profit for the years ended December 31, 2024, 2023 and 2022, limitations on our operations in either of those jurisdictions would have a material adverse effect on our business. We also operate an Organized Trading Facility (“OTF”) as defined in Directive 2014/65/EU on markets in financial instruments (“MiFID II”) (including as implemented and on-shored (as relevant) in the United Kingdom and as amended from time to time) in three entities: Marex Spectron Europe Limited in Ireland, Marex SA in France and HPC Investment Services Limited in the United Kingdom. The loss of permission to operate these OTFs could impact clients of our Agency and Execution business who require their trades to be executed on an OTF. This could cause certain of our clients to move their business to a competing OTF operator.

If we fail to comply with applicable law and regulation, we may lose our existing authorizations, permissions, licenses or registrations, and we may be unable to obtain such new approvals in those jurisdictions or elsewhere as needed to continue to provide our business. Other factors, such as a transfer of oversight to a new regulator or a change in regulatory or government policy, could also affect these matters. Our failure to maintain or obtain regulatory authorizations, permissions, licenses or registrations in new jurisdictions could prevent us from maintaining or expanding our business.

Any of these risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in law and regulation could have direct and indirect adverse impacts on our business, activities, clients, market dynamics and structure.

We are subject to the continued risk of legislative and regulatory change, which may further affect our business. We operate in highly regulated environments and are regulated by financial regulators in a number of different jurisdictions, including but not limited to the FCA in the United Kingdom and the CFTC, the NFA and the SEC in the United States. Financial regulators may propose or adopt new rules, or new interpretations of existing rules, and certain market participants, SROs, government officials and regulators have requested that governmental and regulatory authorities, including U.S. Congress, the SEC and the CFTC, propose and adopt additional laws and rules. These include rules relating to payment for order flow, which the FCA and the European Securities and Markets Authority have both highlighted as raising issues relating to conflicts of interest, off-exchange trading, additional registration requirements, restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for “excessive” order placements and/or cancellations, further transaction taxes, tick sizes, changes to maker/taker rebates programs and other market structure proposals.

The impact of regulatory change can be direct, for example, by impacting the way in which trading in one or more products is undertaken (which might, for example, reduce our role as an intermediary in those markets), or through the introduction of new requirements relating to how we operate as an intermediary and that we are unable to respond to in a satisfactory way. Changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or increase our costs and expenses. In particular, changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or may require us to obtain new permissions to continue our activities.

The impact of regulatory change can also be indirect. For example, regulatory changes could affect our clients and their willingness or ability to trade. Regulatory changes could increase our clients’ costs, which could, in turn, reduce our transaction volumes. These or similar changes might also create new types of competition between us and other providers of similar services and products, or put us at a disadvantage relative to our competitors operating in different regulatory environments.

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We may incur significant costs to enable us to comply with new regulations, such as costs associated with establishing the necessary systems and procedures and training personnel. Even if we are successful in adapting our services, the initial and ongoing compliance costs may significantly increase our costs and expenses.

We may also incur significant costs in connection with responding to regulators’ enquiries and supervision or because of changes needed to reflect developing best practice or regulators’ expectations relating to the financial markets, such as by enhancing our risk management controls. Continued divergence between the U.K. and E.U. regulatory regimes as a result of Brexit could also further increase our overall compliance burden. Even if we successfully adapt our services, the initial and ongoing compliance costs may require additional investment in management and support resources and significantly increase our cost base. See “—The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.”

Our failure to adapt or deliver services that are compliant with new regulation could significantly adversely affect our business and our competitive position, which would in turn reduce our revenue and profitability. Future regulatory reform may require us to make more fundamental changes in our business model, which could materially impact our business, financial condition and results of operations. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

We may be required to comply with new regulation when we expand into new markets, launch new businesses or expand existing businesses or when we acquire other companies and businesses.

We may develop our activities, acquire new businesses or undertake other changes to our business that affect the composition of our client base or the geographic markets in which we operate.

This could bring us within the scope of new rules, regulations and registration requirements in various jurisdictions, which could increase our regulatory burden and require us to incur additional costs to develop systems and procedures to ensure compliance. It could also increase the risk of infringement of rules and regulations, which may have serious adverse impacts for our business. In the United States, for example, significant organic growth of our U.S. OTC derivatives business, combined with growth generated through future U.S. acquisitions, such as that of ED&F Man Capital Markets, in the future, could trigger certain quantitative thresholds that might require the relevant Marex entity to register as a swap dealer or major swap participant.

Future acquisitions could also cause us to become subject to additional regulations in new or existing markets. We may need to invest in additional resources to meet these requirements, such as additional risk management and compliance resources. In certain cases, we may be unfamiliar with these additional regulatory requirements, which could increase the cost of compliance and the risk of infringement. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

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The amount of capital that we are required to hold or the liquidity requirements applicable to our business may increase in the future, which could limit our operational flexibility and our ability to pay dividends. Our failure to maintain excesses over the minimum levels of capital and liquidity required could also subject us to action by regulators or force us to change the scope of our operations.

Changes in our regulatory environment or our business, or the imposition of new or increased regulatory requirements, could result in increased capital or liquidity requirements at the level of the holding company of Marex or individual regulated subsidiaries, or both. For example, the provisions of the Prudential sourcebook for MiFID Investment Firms (the “MIFIDPRU Sourcebook” in the FCA’s handbook of rules and guidance (the “FCA Handbook”)) and provisions of any legislation, rules and/or guidance that implement or complement the provisions of the MIFIDPRU Sourcebook (the “IFPR Rules”) apply to our business, as do the provisions of the SEC’s Net Capital Rule 15c3-1 under the Exchange Act. The IFPR Rules have caused us to incur implementation and additional compliance costs. We assess the impact of the IFPR Rules on our business and operations on at least an annual basis as part of our Internal Capital Adequacy and Risk Assessment. However, the full impact of the IFPR Rules on our business is not yet certain and may require changes to our capital structure or operations.

Our regulatory capital and liquidity assessments are subject to regular supervisory review by the FCA, CFTC, NFA, SEC, FINRA and other regulatory and self-regulatory bodies. The FCA generally imposes a scalar and other add-ons, and these are subject to change and may increase in the future. Our own assessment of these requirements is also subject to change from time to time and may increase in the future. Increases in individual or consolidated capital or liquidity requirements may restrict the ability of an entity to distribute its earnings within our group or require additional capital to be injected into our business or an individual entity. This may restrict our ability to pay interest, principal and dividends, or require us to raise additional capital or increase our indebtedness. As a result, these regulations may limit our flexibility regarding our capital structure.

Changes to our capital requirements, or our ability to meet them, including changes in insolvency law in any material jurisdiction, could limit or prevent us from treating client exposures on a net basis under the IFPR Rules. This could require us to hold additional capital. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

We are subject to taxes in the various jurisdictions in which we operate, and as a result, we are exposed to changes in taxation rules and regulations (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where we currently operate or plan to operate, such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development (“OECD”), including the imposition of a minimum global effective tax rate for multinational businesses (“Pillar II”). These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

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Any changes in taxation rates and regimes, such as for the implementation of a Global Minimum Tax of 15% on the profits of affected multinationals in each jurisdiction in which they operate as part of the OECD’s Pillar II rules, may require an increased proportion of our profit to be paid in taxation or may cause our activities to become less profitable or unprofitable through the imposition of higher transaction taxes or indirect taxes on us or our clients. If we are subject to challenge from tax authorities on these or other matters, we may have to make significant tax payments in the future. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

The United States Administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the U.S. Administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.

We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement such measures prior to or immediately following the acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process.

Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to transfer price risks in connection with our operating activities.

We take advantage of our international network and centralize our strategic functions. In particular, we transfer and provide goods and services among our corporate group and have adopted an OECD compliant corporate tax transfer pricing model for the billing of intercompany services. There is a risk that tax authorities in individual countries will assess the relevant transfer prices differently from our tax transfer pricing model and address retroactive tax claims against our subsidiaries. While we consider that our transfer pricing model is fully compliant with all relevant legislation, there can be no assurance that our transfer prices will be accepted by all the relevant authorities. In the event of a material dispute of this nature, we will seek to resolve this through mutual agreement procedures. If they fail to be accepted, this could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant regulatory reporting requirements relating to transactions executed with us. Failure to comply with regulatory reporting rules could expose us to the risk of enforcement action by regulators.

We are subject to various regulatory reporting requirements including best execution, trade and transaction reporting requirements under MiFID II and trade reporting requirements under Regulation

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(EU) No 648/2012 on OTC derivatives, central counterparties and trade repositories (“EMIR”) (in each case, as implemented in the United Kingdom and as amended from time to time). These reporting requirements require us to make public or report to regulators or trade repositories certain information relating to transactions carried on with us or that we have executed. Although we maintain policies and procedures intended to ensure compliance with these requirements, compliance with regulatory reporting requirements has been an area of focus by regulators, with the FCA taking enforcement action against a number of companies in this area. Failure to comply with these rules exposes us to the risk of potential enforcement action by regulators and could adversely affect our business, financial condition, results of operations and prospects.

We are subject to significant regulatory requirements when we hold client money. Failure to comply with the client money rules could expose us to the risk of litigation or enforcement action by regulators.

Our subsidiaries Marex Financial and Marex Spectron Asia Pte. Ltd. hold client money in connection with their respective clearing businesses, an area of general regulatory focus. In the United Kingdom and the United States, this is a particular regulatory issue, and several other regulated firms have been the subject of enforcement action, including substantial fines, for failure to comply with the client money rules. We may be subject to similar enforcement action in the future if we fail to comply with relevant client money requirements.

The nature and complexity of the rules relating to the handling of client money means that compliance failings have occurred in the past and may occur in the future, inadvertently or in situations in which clients do not suffer, or are not materially at risk of suffering, a loss. Any material failure to comply with relevant rules exposes us to various risks, including potential action by regulators and clients, financial loss and adverse impacts on our reputation and relationships with clients.

Marex Financial and Marex Spectron Asia Pte. Ltd. also hold client money in segregated client accounts with banks and Clearing Houses in accordance with their jurisdictions’ respective client money rules, which could expose us to the risk of failings by those entities and could cause us to experience a material loss if we are responsible for losses to clients or Marex Financial or Marex Spectron Asia Pte. Ltd. has not abided by its obligations. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Sustainability and environmental, social and governance factors are key focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing and diverging body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.

There has been complex scrutiny and evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, employees and other stakeholders, on environmental, social and governance (“ESG”) practices, commitments, performance and disclosures. New ESG-related laws and regulations on disclosure requirements, governance and risk management, benchmarks and the prudential framework have been introduced or enacted in jurisdictions where we operate. Adoption of proposed laws and regulations, or significant expansion of enacted laws and regulations in the future, could introduce new requirements or otherwise materially impact our business and operations.

For example, on March 6, 2024, the SEC finalized rules on climate-related disclosures, including with regards to greenhouse gas emissions (“GHG”) and certain climate-related financial statement metrics. We are continuing to assess the scope and impact of these rules, given the subsequent legal challenges against the rules and the expectation that the new U.S. Federal Administration will not

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enforce the rules. These rules are the subject of court challenge, and in the event the current U.S. Federal Administration chooses to enforce such rules, we could incur various costs. Such reporting requirements, or any similar requirements, may be complex, and we may incur substantial compliance costs. Further, in October 2023, the State of California adopted new climate-related laws, two of which are being challenged in the federal courts, that will require in-scope entities to disclose their GHG emissions, provide a climate-related financial risk report, as well as, for entities that market, sell, purchase or use voluntary carbon offsets and/or make certain claims regarding the reduction of GHG emissions within California or otherwise operate within California, publish information about the offsets and/or reduction claims annually on their website. Similar GHG emissions disclosure laws have been proposed in Colorado, New York, New Jersey and Illinois. We continue to assess the scope and impact of the adopted and proposed U.S. federal and state rules, as well as their subsequent legal and political challenges. Such reporting requirements, and any similar or future requirements, may be complex, and we may incur substantial compliance costs, which could have a negative impact on our business and results of operations.

The European Union’s Corporate Sustainability Reporting Directive (“CSRD”), the International Sustainability Standards Board (“ISSB”) and the sustainability and climate disclosure standards, the California climate-related laws and the final SEC climate-related rules, to the extent the two California laws and the SEC rules survive legal challenges, will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading. In addition, in June 2023, the ISSB, an entity founded by the IFRS Foundation, finalized its first two IFRS Sustainability Disclosure Standards covering sustainability-related financial information and climate-related disclosures. Various countries have indicated their intent to incorporate, account for or otherwise adopt these ISSB standards as law, including the United Kingdom, Canada, Hong Kong, Singapore, Nigeria, Japan, New Zealand and Australia. In January 2023, the CSRD took effect. This directive, as implemented by E.U. Member State legislation, will result in various sustainability disclosures being provided by various entities, including us and our clients, on a phased basis. On July 25, 2024, the Corporate Sustainability Due Diligence Directive (“CSDDD”) entered into force. The new rules aim to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. However, on November 8, 2024, the European Commission indicated that the CSRD, the CSDDD, and a related E.U. Taxonomy Regulation will be consolidated into an “omnibus simplification package.” On February 26, 2025, the European Commission published its first omnibus package. This first omnibus package regarding sustainability contains a set of legislative proposals designed to reduce administrative burdens by amending a range of existing E.U. sustainability frameworks, including proposals to amend the CSRD, CSDDD and the E.U. Taxonomy. The omnibus proposals include:

•

a proposed directive to postpone (or “stop-the-clock”) in relation to: (i) the CSRD reporting requirements for certain companies; and (ii) the transposition deadline and initial application of CSDDD (the “Stop the Clock Directive”);

•	a more detailed proposal containing amendments to the CSRD and CSDDD (the “Detailed Directive”); and

•	proposals to amend the Taxonomy Disclosures Delegated Act and the Taxonomy Climate and Environmental Delegated Acts.

The European Commission also intends to revise and simplify the European Sustainability Reporting Standards (so called “level 2” changes). The legislative “level 1” changes (i.e. the Stop the Clock Directive and Detailed Directive), proposed as part of the omnibus, will now undergo the ordinary legislative process in the E.U. Parliament and Council. Both institutions can suggest amendments, which would result in potential trialogue negotiations with the E.U. Commission. Once an agreement is reached, the final texts need to be adopted by both the E.U. Parliament and Council.

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Following adoption, the amendments are published in the Official Journal of the European Union. For the amendments to Directives, such as CSRD and CSDDD, Member States will also need to transpose the amendments into their national laws to become effective. If adopted, the omnibus amendments will reshape the E.U. sustainability landscape by targeting only the largest companies and alleviating smaller companies from compliance burdens. Implementation will not be immediate, as the level 1 legislative process typically lasts several months and further details regarding level 2 changes will require additional legal instruments.

As a result, there remains significant uncertainty as to the potential impact of the CSRD, CSDDD and E.U. Taxonomy on us and our clients. The E.U. sustainability frameworks, the ISSB’s sustainability and climate disclosure standards, the California climate-related laws and the final SEC climate-related rules, to the extent the two California laws and the SEC rules survive legal challenges, will also each require or otherwise result in significant new disclosures from various in-scope entities. We expect this will impact us both directly and indirectly and result in increased costs and, further, could potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading.

We may also be impacted by a series of other ongoing legislative initiatives at the E.U. and U.K. level. In the UK, we may be impacted by the continued expansion of the Task Force on Climate-Related Disclosures (“TCFD”) regime, the UK Green Taxonomy proposals and the UK’s Sustainability Disclosure Requirements (“UK SDR”). In the first half of 2025, HM Treasury is expected to consult on the UK SRS that could come into effect as early as 2026. The UK SDR regime outlines four sustainability product labels that can be applied to investment vehicles manufactured by UK managers of retail funds, along with product- and entity-level disclosures. The regime is accompanied by an anti-greenwashing rule, which is applicable to all regulated firms. The phased implementation will continue throughout 2025, including the potential extension to portfolio managers and overseas funds (subject to consultation). Meanwhile, in the EU, the European Commission continues to consider potential reforms to the Sustainable Finance Disclosure Regulation (“SFDR”). New ESG requirements could also materially affect the business and financial condition of our clients and the way they conduct their business, which could indirectly affect us.

A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform could lead to a risk of fragmentation in group-level priorities as a result of the different pace of sustainability transition across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with the sustainability transition could impact our competitiveness in the market and damage our reputation, resulting in a material impact on our business. In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business and could result in penalties, fines and/or other sanctions being levied against us as well as lawsuits or other proceedings.

Sustainability-related practices differ by region, industry and issue and are evolving accordingly. Our sustainability-related practices or assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions in which we do business may result in additional compliance costs, disclosure obligations or other implications or restrictions on our business and/or operations.

Our business, in particular, the type of products we trade, and our client base could exacerbate the effect of new ESG rules. Legislative and regulatory reform could also cause us to change our business or operations, limit opportunities for further expansion, affect our competitive position, cause us to incur significant compliance and risk management costs and lead to a decline in the demand for our services. If our ESG-related data, processes and reporting are incomplete or inaccurate, it could

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lead to private, regulatory or administrative challenges or proceedings, including with respect to our disclosure controls and procedures, as well as adverse publicity, any of which could damage our reputation and business.

Further, we purchase carbon offsets to help balance our carbon and energy footprints and have incorporated carbon offsets into our renewable product offering. If the cost of carbon offsets were to materially increase or we were required to purchase a significant number of additional offsets, our cost to obtain these offsets could increase materially, which could impact our ability to meet our environmental sustainability objectives or our financial performance. Additionally, we could experience in the future claims or complaints related to our purchase of such offsets or the verification of the carbon offset programs from which we purchase, as they relate to our statements regarding carbon neutrality and net-zero goals.

Additionally, organizations that provide information to investors and financial institutions on ESG performance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. In addition, many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices, including our compliance with certain disclosure standards and frameworks, as well as omission of our stock into ESG-oriented investment funds, may lead to negative investor sentiment toward us and the diversion of investment to other companies, which could have a negative impact on our stock price and our access to and cost of capital.

We have communicated, and may in the future communicate, certain additional ESG-or climate-related initiatives and goals to our stakeholders. These initiatives and goals could be difficult and expensive to quantify and implement. In addition, such initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be beyond our control. We may be criticized for the scope or nature of such initiatives or goals, for any revisions to such initiatives or goals, for failing, or being perceived to have failed, to achieve such initiatives or goals, or for establishing ESG-related initiatives and goals at all. Further, the disclosure standards or frameworks we choose to align with, or are or will be required to align with, may differ in certain aspects evolve over time, which may result in a lack of consistent or meaningful comparative data from period to period and/or significant revisions to our goals or reported progress in achieving such goals and aspirations.

Our competitors could have more robust ESG goals and commitments or be more successful at implementing and/or disclosing their ESG matters, goals and commitments, which could cause us to lose clients and adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments or may not be required to comply with as stringent ESG requirements as we are, which could cause our operating costs to be relatively higher. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

If we become a regulated benchmark administrator, we would be exposed to additional requirements and regulatory risk.

The E.U. Benchmarks Regulation and the on-shored U.K. Benchmarks Regulation impose onerous requirements on administrators of in-scope benchmarks. We do not currently administer benchmarks; however, changes to our business, particularly in relation to the Financial Products division of our Hedging and Investment Solutions division, could cause us to become a benchmark administrator.

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If we are required to become a benchmark administrator to carry on our business, we may need to incur significant time and costs to comply with the additional requirements. If we inadvertently act as a benchmark administrator without appropriate authorization, we would be exposed to the risk of regulatory action. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects. Further, proposals for significant legislative changes to the scope of the E.U. Benchmarks Regulation are currently being considered, and a review of the U.K. Benchmarks Regulation is also due to take place in the coming years. The impact of any such resulting changes to the E.U. and U.K. regimes on our business remains unknown.

Implementation of and/or changes to the Basel framework, which may affect regulatory capital requirements and liquidity, may impact the treatment of our securities.

The Basel Committee on Banking Supervision (“BCBS”) has approved a series of significant changes to the Basel framework for prudential regulation (such changes being referred to by the BCBS as Basel III, and referred to, colloquially, as Basel III in respect of reforms finalized prior to December 7, 2017 and Basel IV in respect of reforms finalized on or following that date). The Basel III/IV reforms, which include revisions to the credit risk framework in general, may result in increased regulatory capital and/or other prudential requirements in respect of certain positions held. The BCBS continues to work on new policy initiatives. National implementation of the Basel III/IV reforms may vary those reforms and/or their timing. Investors in our securities are responsible for analyzing their own regulatory position and prudential regulation treatment applicable to our securities and should consult their own advisers in this respect.

Any actual or perceived failure to comply with laws, regulations and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage.

As part of our operations, we receive, store, handle, transmit, use and otherwise process confidential information, sensitive information and information that relates to individuals and/or constitutes “personal data”, “personal information”, “personally identifiable information” and/or other such terms under applicable data privacy laws (“Personal Information”). We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data, including Personal Information, on our behalf. We and our vendors are subject to a variety of data processing, protection and privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of Personal Information, and those that are specific to certain industries, sectors, contexts, or locations and which may include those as enacted, implemented and amended in the United States, the European Union (and its member states), the United Kingdom and other applicable jurisdictions (regardless of where we have establishments) (“Privacy Requirements”). These Privacy Requirements, and their application and interpretation are constantly evolving and developing and may require us to incur significant costs, implement new processes or change our handling of Personal Information and business operations. Our failure to maintain the confidentiality of information or comply with the Privacy Requirements could impact our ability to trade effectively and could result in significant financial losses, litigation by our clients or other counterparties and regulatory sanctions as well as adverse reputational effects.

For example, we are subject to the E.U. General Data Protection Regulation (EU) 2016/679 (the “E.U. GDPR”) and to the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018 (collectively, the “U.K. GDPR”, and the E.U. GDPR and U.K. GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of Personal Information, including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures,

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training and audits as well as obligations in relation to international transfers of Personal Information and allowing such individuals to exercise certain prescribed rights.

In relation to cross-border transfers of Personal Information, case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate Personal Information transfer mechanism) alone may not necessarily be sufficient in all circumstances on its own and transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international Personal Information transfers to continue. In particular, we expect the European Commission approval of the current E.U. – U.S. Data Privacy Framework for data transfers to certified entities in the U.S. to be challenged and that international transfers of personal data from the E.U. and U.K. to the U.S. and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of Personal Information continue to develop, we could suffer additional costs, complaints and/or regulatory investigations, sanctions and/or fines, we may have to stop using certain tools and vendors and make other operational changes, we may have to or elect to implement revised international Personal Information transfer mechanisms for intragroup, client and vendor arrangements within required time frames, and/or such developments could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K. GDPR, we could be fined under each regime independently in respect of the same breach. Penalties for breaches (in the worst case) are up to the greater of €20 million / £17.5 million (as applicable) or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

We are also subject to current and evolving E.U. and U.K. laws in relation to the use of cookies and other tracking technologies and e-marketing practices. In the E.U. and U.K., informed consent is required for the placement of certain cookies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and other tracking technologies. If the trend of increasing enforcement by regulators including in relation to the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, continues, this could lead to additional costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. member state and U.K. laws in relation to cookies and other tracking technologies as well as e-marketing, there can be no assurances that we will be successful in our efforts to comply with such laws and violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In the United States, there are numerous federal, state and local regulations on privacy, data protection and cybersecurity that govern the processing of Personal Information and other information. The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. For example, we are considered a “financial institution” under the federal Gramm-Leach Bliley Act (the “GLBA”). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services,

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including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal information. Any failure to comply with the GLBA could result in substantial financial penalties.

In addition, many states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) went into effect in 2020 and imposes obligations on certain businesses that process Personal Information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals with expanded rights to access, delete, and correct their Personal Information, and opt-out of certain sales or disclosures of Personal Information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA prompted a wave of similar legislative developments in other states in the United States, creating a patchwork of overlapping, but not identical, state laws. Many other states have enacted comprehensive state privacy laws, or are currently reviewing or proposing the need for greater regulation related to the collection, disclosure, use and other processing of Personal Information and there remains increased interest at the federal level as well.

We cannot predict how future Privacy Requirements, or future interpretations of current Privacy Requirements will affect our business or our clients, and the cost of compliance. Changes in these Privacy Requirements across different jurisdictions could impact our ability to deploy our services in multiple locations. Any failure or perceived failure to comply with Privacy Requirements could expose us to legal proceedings, material monetary damages, fines and penalties and could result in reputational damage, loss of clients, or higher operating costs, which may materially adversely affect our business, financial condition, results of operations and prospects.

Our inability to maintain, protect and enforce our intellectual property rights could harm our competitive position and our business.

Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.

We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot be sure that our existing trademarks will be maintained or new applications will be approved. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some foreign countries in which we operate. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot be sure that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

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While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret and through contractual protections. In order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited to those available in connection with trade secret misappropriation and breach of contract actions.

Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants, and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.

Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe upon or otherwise violate our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.

If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our operations could be adversely affected.

We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim, and could distract management and other personnel from other business. Any successful claim of infringement, misappropriation, or other violation of intellectual property against us could require us to pay substantial monetary damages or seek licenses of intellectual property from third parties or prevent us from using certain intellectual property, including trademarks, which could result in us having to rebrand our services. Any licensing or royalty agreements, if required, may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this prospectus, as well as the following:

•	actual or anticipated fluctuations in our revenue, financial condition and results of operations;

•	variance in our financial performance from the expectations of securities analysts;

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•	announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	our involvement in litigation or regulatory actions;

•	sales of our ordinary shares by us or our shareholders;

•	commodity market activity or pricing levels;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•

publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and

•	general macroeconomic conditions and interest rate levels.

As a result, volatility in the market price of our ordinary shares (including periods of market illiquidity) may prevent investors from being able to sell their ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, the Selling Shareholders, our executive officers and directors have agreed with the underwriters, subject to certain exceptions, including as it relates to any shares pledged to a third party in arm’s length transactions, from time to time, so long as the pledgee shall agree to be bound to lock-up arrangements in substantially the same form as the pledgor, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date     days after the date of this prospectus, except with the prior written consent of       .

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Certain of our shareholders are subject to other additional lock-up periods. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ordinary shares of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.

Our largest shareholders have significant influence over us.

Our largest shareholders, Amphitryon Limited and MASP Investor LP hold, as of March 31, 2025, 20.17% and 14.16%, respectively, of our outstanding ordinary shares. As a result, our largest shareholders exercise significant influence over certain corporate matters, including director nomination rights and a consent right held by Amphitryon Limited, JRJ Investor 1 LP and MASP Investor LP pursuant to the terms of our Shareholders’ Agreement. See “Related Party Transactions” for more information.

Additionally, this concentration of share ownership may also adversely affect the trading price of our ordinary shares, to the extent investors perceive disadvantages in owning ordinary shares in a company with significant shareholders.

Our ability to pay dividends in the future depends, among other things, on our financial performance and capital requirements.

There can be no guarantee that our performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate. If our sales, profit and cash flow significantly underperform market expectations, then our capacity to pay a dividend will suffer. Any decision to declare and pay dividends will be made at the discretion of our board of directors (our “Board”) and will depend on, among other things, applicable law, regulation, restrictions on the payment of dividends in our financing arrangements, our financial position, our distributable reserves, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors that our Board of directors deems significant from time to time.

We are a foreign private issuer, and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information.

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In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain Nasdaq corporate governance rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain Nasdaq corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this foreign private issuer exemption with respect to the following: (i) the quorum requirements applicable to the meetings of shareholders, (ii) shareholder approval requirements for issuances of securities in connection with stock option or purchase plans that are established or materially amended or other equity compensation arrangement that is made or materially amended, (iii) the shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer, (iv) the requirement to have a remuneration committee composed entirely of independent directors who satisfy the additional independence requirements specific to remuneration committee membership and (v) the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s

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most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Prior to the completion of our IPO, we were a private company. As a private company, we were not required to have designed or maintained an effective control environment such as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), in connection with the audit of our financial statements for the years ended December 31, 2024, 2023 and 2022, we have self-identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses for the fiscal years ended December 31, 2024, 2023 and 2022 relate to: (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

To address the material weaknesses identified above, we have developed a remediation plan in 2024 and are continuing to implement these remediation efforts. The remediation plan includes the following activities: (i) the strengthening of our financial reporting and accounting teams, including through hiring additional experienced technical personnel, and an on-going assessment of how these teams’ capabilities can be further enhanced as needs are identified; (ii) the engagement of external experts to support the design of our risk assessment processes and control framework in line with the Committee of Sponsoring Organizations of the Treadway Commission (otherwise known as “COSO”) framework, including a continued evaluation of the design and operational effectiveness of internal controls; (iii) the implementation of tools to support the allocation and tracking of completion and review over balance sheet account reconciliations, establishment of a system-enforced segregation of duties

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for posting and approval of manual journals and improved controls over access administration (particularly over key internal systems); and (iv) engagement with external experts to enhance documentation around control processes and the establishment of effective communication channels to monitor and report information on such control processes (which was commenced during the third quarter of 2024).

The activities that we are taking as part of our remediation plan are subject to on-going review by our executive management team and oversight by our Audit and Compliance Committee. However, we cannot assure you that these measures will improve or remediate the material weaknesses described above. Although we have made progress towards their remediation, we have not yet fully completed our remediation plan and these remediation efforts will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ending December 31, 2025 or any subsequent periods thereafter.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our securities may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

We are subject to Section 404, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. In connection with and immediately prior to the consummation of our IPO, our shareholders approved an ordinary resolution to

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authorize our Board to allot equity securities up to an aggregate nominal value of $37,337.19, representing approximately one-third of our issued share capital immediately following completion of our IPO. Our shareholders approved this authority to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being July 15, 2025. This authorization will need to be renewed, or a new authorization approved, by our shareholders prior to or upon its expiration.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In connection with and immediately prior to the consummation of our IPO, our shareholders approved a special resolution to disapply preemptive rights for the allotment of equity securities up to an aggregate nominal value of $11,201.16, representing approximately 10% of our issued share capital immediately following completion of our IPO. Our shareholders approved this disapplication to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being July 15, 2025. This disapplication will need to be renewed, or a new disapplication of preemptive rights approved, by our shareholders prior to or upon its expiration.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

United States Holders of our ordinary shares may suffer adverse consequences if we are treated as a passive foreign investment company.

We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets that do or could generate passive income are categorized as passive assets. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for dealers as specifically defined under the PFIC rules.

Adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements, could apply to a United States Holder (as defined in the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

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If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries are expected to be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

Our amended and restated articles of association contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.

Our amended and restated articles of association (“Articles of Association”) provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of the Company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the Southern District of New York will be the exclusive jurisdiction for resolving any shareholder

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complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our Articles of Association provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our Articles of Association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction. If a court were to find either choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the U.K. Companies Act 2006 (the “Companies Act”) and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

•

Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•

Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy (or, if a corporation, by duly authorized representative)) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy (or, if a corporation, by duly authorized representative))), including amendments to our Articles of Association. This may make it more difficult for us to complete corporate actions deemed advisable by our Board. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•	In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer

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would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;

•

Under English law and our Articles of Association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

•

Under our Articles of Association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

General Risk Factors

If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also

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makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. For example, we filed a registration statement on Form F-1 with the SEC to offer, on a continuous basis, up to $700 million in aggregate principal amount, or the equivalent thereof in any other currency, of Senior Notes. On October 30, 2024, we completed an offering under such registration statement and received net proceeds of $596.7 million. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur, including through the issuance of Senior Notes, would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

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These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	subdued commodity market activity or pricing levels;

•

the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices;

•	changes in interest rate levels;

•	the risk of our clients and their related financial institutions defaulting on their obligations to us;

•	regulatory, reputational and financial risks as a result of our international operations;

•	software or systems failure, loss or disruption of data or data security failures;

•	an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions;

•	market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency;

•	the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products;

•	the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations;

•	lack of sufficient financial liquidity;

•

if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;

•	significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and

•

if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent the occurrence of material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this

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prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, or to our Form 20-F incorporated by reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit Selling Shareholders included in the section entitled “Principal and Selling Shareholders” to resell ordinary shares. The Selling Shareholders will receive all of the net proceeds from the sale of ordinary shares in this offering. We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders or if the underwriters exercise their option to purchase additional ordinary shares.

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DIVIDEND POLICY

We paid dividends of $63.8 million and $45.0 million in the years ended December 31, 2024 and 2023, respectively. We did not pay dividends in the year ended December 31, 2022. On March 31, 2025, we paid a dividend of $0.14 per share to our shareholders.

We expect to pay dividends on a quarterly basis. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

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CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our cash and cash equivalents, capitalization and indebtedness as of December 31, 2024.

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders in this offering. Investors should read this table in conjunction with our consolidated financial statements included in our Form 20-F incorporated by reference into this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of December 31, 2024
(in millions)
Cash and cash equivalents	$2,556.6

Total debt securities, including current portion
Structured Notes Program	2,181.5
Public Offer Program	485.9
Tier 2 Program	7.2
EMTN Program	333.4
Senior Notes	596.5
Shareholders’ equity:
Issued capital:
Share capital	0.1
Share premium(1)	202.6
Retained earnings	722.4
Additional Tier 1 capital	97.6
Own shares	(23.2)
Other reserves	(22.6)
Total shareholders’ equity	976.9

Total capitalization	4,581.4

(1)	Does not reflect the payment of a dividend of $0.14 per share to our shareholders on March 31, 2025.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in our Form 20-F incorporated by reference into this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our assets and products. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments —Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services and RJ O’Brien) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). In 2024, we were one of the 10 largest FCMs in the United States by average segregated funds, according to publicly available data from the FIA. There is declining competitive intensity in this segment, as the number of FCMs has declined by approximately 53% from December 2002 to December 2024, based on exchange information. There is also concentration among the largest providers, with the top 10 FCMs holding approximately 75% of margin balances as of December 2024, according to data from the FIA. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our

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broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average value-at-risk (“VaR”) and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of time zones. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity and funding for our business. Our financial products business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support our operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted loss before tax from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

From 2021 to 2024, we grew our number of active clients from approximately 2,190 to 5,031 and average balances from $4.7 billion to $13.5 billion. Our revenue also grew at a CAGR of 43% during the same periods. For the years ended December 31, 2024, 2023 and 2022, we generated revenue of $1,594.7 million, $1,244.6 million and $711.1 million, respectively. For the same periods, we generated

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profit after tax of $218.0 million, $141.3 million and $98.2 million, respectively, and Adjusted Profit Before Tax of $321.1 million, $230.0 million and $121.7 million, respectively, with a profit margin of 14%, 11% and 14%, respectively, and an Adjusted Profit Before Tax Margin of 20%, 18% and 17%, respectively. For the years ended December 31, 2024, 2023 and 2022, we achieved a return on equity of 25%, 19% and 17%, respectively. See “Presentation of Financial and Other Information—Non-IFRS Financial Measures” for the calculation method of return on equity. This represents an expansion of approximately 800 basis points since 2022, with a large portion of the uplift driven by our acquisition of ED&F Man Capital Markets in 2022.

Recent Developments

Dividend Payment

On March 31, 2025, we paid a dividend of $0.14 per share to our shareholders.

Recent Acquisitions

On April 1, 2025, we acquired Edgemere Terminals Limited, an LME-registered warehousing and logistics company.

On March 29, 2025, we completed the acquisition of Aarna Capital Limited ("ACL"), its affiliate ACL Holdings Limited (“ACHL”) and, indirectly, ACHL’s subsidiary, ACL Capital (IFSC) Private Limited.

On March 25, 2025, we acquired Darton Group Limited, together with Darton’s subsidiaries Darton Commodities Ltd, Darton Commodities USA LLC, Darton Commodities B.V., Darton Ltd and Headley Properties Limited. On October 9, 2024, we entered into a share purchase agreement to acquire Hamilton Court Group. Completion remains subject to our receipt of regulatory approvals from the regulator in the U.K. and Italy, which is expected in the second quarter of 2025.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results

Volatility in Commodity Prices and General Economic Activity Levels

We generate revenue primarily from commissions and the spreads we make facilitating and executing client orders as part of our Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions businesses. These revenue sources depend substantially on client trading volumes and commodity pricing levels, which are affected by a wide range of factors, many of which are beyond our control. These factors include volatility and pricing levels in commodities, currency, securities and other markets and inflation rates and general economic conditions and developments.

High volatility and rising commodity prices generally increase trading activity, whereas low volatility and declining commodity pricing levels generally reduce trading activity and our commission revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity.

Geopolitical developments, including, but not limited to, the imposition of sanctions, tariffs or embargoes against a specific country or parties, civil unrest, terrorist activity, domestic military intervention or revolution and international armed conflicts, impact the production, availability and cost of certain commodities from time to time and can cause substantial volatility in related commodity prices. For example, in 2022, the energy, grain and metals markets experienced significant volatility due to Russia’s invasion of Ukraine. Energy markets in particular were affected by the extensive sanctions that the United States, the European Union, the United Kingdom and others imposed on

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Russia and certain Russian government officials, private individuals and Russian companies. In 2021, Russia accounted for 45% of all coal imports by value and 25% of all petroleum oil imports by value into the European Union, as compared to 21% and 17%, respectively, for 2022. Following the introduction of sanctions on Russian oil and coal exports, the price of oil, gas and coal increased. Given Ukraine is a large producer of grain for global markets, the disruption of trade flows caused by the Russian invasion also significantly impacted activity in the agricultural markets.

Russia’s invasion of Ukraine also disrupted metal production, including nickel, palladium and raw aluminum, leading to price increases across all three commodities. Nickel market prices doubled to more than $100,000 per ton on March 8, 2022, which led the LME to temporarily suspend trading in nickel. This significant increase in volatility resulted in increased client activity and higher revenue in our Market Making and Clearing businesses, particularly in the first half of 2022.

A reduction in the production or availability, or increase in the cost, of relevant commodities (or a market perception that changes with respect to these factors has or may become likely) generally results in increased volatility. In the short term, higher volatility generally leads to an increase in commodities trading volumes and commissions for our business. However, if geopolitical developments impact production or the availability of a relevant commodity for an extended period, trading volumes may be reduced. Lower volumes of associated economic activity could also adversely impact our financial performance. The impact of any significant increase in volatility or disruption in commodity markets is seen most notably in our Market Making business. For example, trading volumes in our Market Making business increased approximately 30% year-on-year in 2022, with higher levels of client activity in both energy and metals markets caused by Russia’s invasion of Ukraine and the nickel market as described above, which more than offset lower trading volumes in the agricultural markets due to supply disruptions.

There are generally fewer providers of liquidity during periods of volatility, which leads to wider bid-offer spreads and increased commodity hedging. These conditions present us with an opportunity to increase our trading volumes and revenue in our Market Making business. In Clearing, increased client trading volumes generally translate to higher commission revenue.

Expansion and Consolidation through Acquisitions and Investments in New Capabilities

We have expanded our business substantially through acquisitions and investments in new capabilities. As a result, we have extended both our product coverage and geographic footprint and substantially increased the scale and scope of our business.

Our acquisition of ED&F Man Capital Markets provided the following benefits to our business:

•	substantially expanded our geographic exposure in North America, APAC and the Middle East;

•

increased the size of our client base (our client balances (including segregated and non-segregated client balances) grew by 83% from $8.0 billion as of June 30, 2022 to $14.6 billion as of December 31, 2022, primarily as a result of the acquisition of ED&F Man Capital Markets) and contributed in part to a significant increase in our net interest income for the year ended December 31, 2023; and

•	expanded our clearing, agency and execution capabilities in financial securities, including equities, fixed income and foreign exchange.

The acquisition of the brokerage business of OTCex in February 2023 further strengthened our capabilities in equities, fixed income products and commodities and expanded our operational capabilities in Europe and the Middle East.

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In addition to ED&F Man Capital Markets and the brokerage business of OTCex, which we acquired in 2023, we have completed selected acquisitions of varying sizes. See “Business—Our Strategic Acquisitions.”

We also have expanded and diversified our business through investments in new capabilities, increasing the number of front-office employees through strategic hires and expanding the range of products and asset classes in which we can service our clients. In particular, we developed our Market Making business by adding recycled metals capabilities and carbon offsets to our renewables product offering, and in our Hedging and Investment Solutions business, we have continued to invest in our derivatives engine and client portal.

These acquisitions and investments in new capabilities have materially increased our geographical footprint and product coverage in recent years and further diversified our business. As a result, it may be difficult to compare certain periods of growth against our prior and future periods. We anticipate pursuing a similar strategy in future periods to further expand our business through additional acquisitions and investments in new capabilities.

Industry Competition and Employee Compensation

The success of our business depends upon our ability to offer competitive products and services, which is underpinned by having a strong employee base, including front-office staff, who help to provide our competitive products and services to our growing client base.

Front-office staff play an important role in acquiring and retaining trading business from clients. We compete with other interdealer brokers for front-office staff who have key counterparty relationships and relevant market knowledge. The average number of our front-office FTE increased to 1,250 as of December 31, 2024 from 1,028 and 695 as of December 31, 2023 and 2022, respectively, as we expanded our business through both acquisitions and organic growth.

The majority of our cost base is head count-related compensation and benefits, a significant proportion of which is variable and can flex with revenue. Overall, in 2024, approximately 47% of our cost base was fixed and approximately 53% was variable, with our costs being split approximately 70% and 30% between front-office and control and support, respectively. The graphic below presents our average FTE breakdown between the front-office and control and support for each period presented.

	2024	2023
Full Time Equivalent (“FTE”) headcount[1]	Average	Average	Change
Front Office	1,250	1,028	22%
Control and Support	1,084	886	22%

Total	2,334	1,914	22%

1	Represents the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.

Salary and bonus levels for front-office staff are generally based on the volume of activity generated by the individual broker’s team and are sensitive to market compensation levels paid by our competitors, which is driven primarily by salary and bonus levels and headcount of staff, has been the largest cost we have incurred since 2022, representing 75%, 73% and 66% of our expenses for the years ended December 31, 2024, 2023 and 2022, respectively.

Interest Income

As part of our Clearing and Hedging and Investment Solutions businesses, we maintain large cash and financial instrument (including Treasury Bills) balances on behalf of clients with exchanges,

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Clearing Houses, brokers and banks. We also maintain our own cash balances. We earn interest on these balances and do not pay interest on all client balances. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Because of the size of our cash and holdings of investable securities, movements in interest rates can have a significant impact on our results of operations and financial condition.

Interest rates may change for a variety of reasons, including external factors outside of our control, such as government macroeconomic policies and responses to levels of inflation. If interest rates fall in future periods, our net interest income (“NII”) will likely decrease. Although we share interest income with certain clients, we generally retain a significant portion of the interest we earn. As a result, lower interest rates would negatively impact our NII.

Climate Change

We provide liquidity to and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower carbon economy have decreased the demand, and therefore size, of the markets for certain energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to expand into and capture market share in new energy products (such as renewables). The development and creation of new energy products are less predictable (such as wind power), which may lead to increased levels of volatility.

We have a significant presence in the global agricultural markets, with established teams in London, New York and Chicago that broker and trade agricultural products, including coffee, cotton, cocoa, dairy, forestry, grains and oil seeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have, a direct impact on trading volumes in certain products. For example, activity levels in the cocoa, coffee, sugar and grain commodity markets have been impacted by severe weather exacerbated by climate change. In particular, drought has impacted the volume of grain production in Ukraine in recent years, which in turn has reduced volumes of grain in the market. Reduced volumes in Ukrainian grains and other impacted commodities have led to an increase in hedging activity by market participants and increased our revenue.

Exchange Rates

We report our financial results in U.S. dollars. However, a significant proportion, particularly prior to our acquisition of ED&F Man Capital Markets, of our costs were and are incurred, and a proportion of our trading activity is conducted, in currencies other than the U.S. dollar. Our results of operations and financial condition may therefore be significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and Euro.

As we have extensive operations in the United Kingdom, including significant back-office and other support staff and lease obligations for office space, any appreciation in the Pound Sterling against the U.S. dollar would increase our reported expense levels. As our levels of commissions earned are tied to the volume and pricing levels of commodities traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in commodities priced in Euro.

To minimize our exposure to exchange rate volatility, we use foreign exchange forward contracts to hedge our material future dated Pound Sterling commitments. These foreign exchange forward contracts are designated as cash flow hedges and have terms that do not exceed 12 months.

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Regulation

We operate in highly regulated jurisdictions and industries. Applicable regulations influence the type of products we may offer clients, and, therefore, these regulations have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by a variety of regulators in multiple jurisdictions, including the FCA in the United Kingdom, the CFTC, NFA, SEC and FINRA in the United States and the AMF and the ACPR in France. See “Business—Regulation.” We are required to meet capital adequacy tests in certain jurisdictions to ensure that we have sufficient capital to mitigate risks from market movements and client and counterparty default.

In recent years, and most recently due to the COVID-19 pandemic and Brexit, regulators have developed new regulations and other reforms designed to strengthen the financial system and improve the operation of global financial markets. These regulations have impacted the way we conduct our business. For example, under the IFPR, a prudential regime for U.K.-authorized investment firms, we are subject to consolidated prudential supervision by the FCA.

To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.

Applicable regulations also influence the behavior of our clients. In recent years, regulators have generally tightened the capital, leverage and liquidity requirements of commercial and investment banks and taken steps to limit or separate their activities to reduce systemic and contagion risk. The volumes of transactions our clients conduct with commercial and investment banks may be affected by their reactions to any such regulatory changes.

Key Performance Indicators

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows:

“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.

“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.

“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.

“Adjusted Profit After Tax Attributable to Common Equity per FTE” means Adjusted Profit After Tax Attributable to Common Equity divided by the average FTE for the same period.

“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.

“Average balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

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“Contracts cleared” means the total number of contracts cleared in a given period.

“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.

	Year Ended December 31,
	2024	2023	2022
FTE	2,425	2,167	1,641
Average FTE	2,334	1,914	1,241
Revenue per front-office FTE ($m)	1.3	1.2	1.0
Adjusted Profit After Tax Attributable to Common Equity per FTE ($’000)	99	84	75
Active clients	5,031	4,182	2,753
Average balances ($b)	13.5	12.9	9.1
Contracts cleared (m)	1,116	856	248
Total Capital Ratio (%)	234	229	266

Segments

We report our results in five segments, which consist of our four core segments: Clearing, Agency And Execution, Market Making, Hedging and Investment Solutions, and our Corporate segment.

Our operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as our executive committee, which consists of key members of our senior management team (the “Group Executive Committee”). The CODM regularly reviews our operating results in order to assess performance and to allocate resources. We measure each reportable operating segment’s performance based on revenue and Adjusted Profit Before Tax.

Our five segments provide the following services:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capacities in APAC.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

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•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; (iii) includes interest income that we receive from interest on our house cash balances. The adjusted loss before tax from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

Components of Results of Operations

The following describes certain line items in our consolidated income statement.

Revenue

Our revenue consists of:

Net Commission Income

Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when the customers trade exchange traded derivatives, OTC traded derivatives, fixed income securities and equity securities.

We are responsible for executing and clearing the customers’ purchases and sales. As such, we act as principal, and our commission revenue is recognized on a gross basis.

Commissions on exchange traded derivatives and OTC traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed (i.e. the point at which the performance obligation is satisfied). Commissions on traded securities are sale-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances are based on a percentage of the transaction value.

Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organizations at which we or one of our clearing brokers are a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as we maintain control over the clearing and execution services provided, maintain relationships with the exchanges or clearing brokers and have ultimate discretion in whether the fees are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognized at a point in time on the trade date along with the related commission income when the client order is cleared or executed.

In connection with the execution and clearing of trades, we are required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. We also pay commissions to third-party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to us. Introducing brokers accept orders from clients while we provide the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing broker commissions are determined monthly and presented in commission and fee

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expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients’ accounts. No other costs related to the generation of commission income are included within commission and fee expense.

Net Trading Income

Net trading income includes realized and unrealized gains and losses derived from transactions in OTC derivatives, exchange traded derivatives, equity instruments, stock borrowing and stock lending, reverse repurchase agreements, fixed income securities and foreign exchange. These transactions are the result of trading activity that is being managed at fair value. As such, the resulting net trading income includes the gains and losses on transactions executed with clients and other counterparties and transactions we enter into on our own account as part of our market making activities.

Net trading income also includes fair value movements on the following financial liabilities, designated at fair value, through profit or loss:

•	Structured notes, which are hybrid debt securities issued by us. Fair value movements, excluding those related to own credit risk and interest expense, are recorded in net trading income; and

•

Repurchase agreements and stock loans, which are held as part of our trading book, are managed at fair value. The fair value movements, including the realized gain or loss on settlement and the interest derived from such activity, is recorded within net trading income.

In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognized immediately in the income statement in net trading income only when:

•	the fair value determined using valuation models, is based only on observable inputs or

•	the fair value determined using valuation models is based on both observable and unobservable inputs, but the impact of the unobservable inputs in the fair value is insignificant.

In all other cases, the financial instrument is initially recognized at the transaction price, and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs /become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.

Net Interest Income

Interest income includes the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances, and the interest earned from investments in reverse repurchase agreements and US treasuries which we undertake on our own behalf to generate liquidity (rather than in the course of our market making and opportunistic trading activities). Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or the amortized cost of the financial liability.

Interest expense includes interest paid to our clients on their balances and interest paid on debt securities issued by us and other drawn borrowings. Interest expense is calculated using the effective interest method. The interest expense component of our structured notes, designated at fair value through profit or loss, is also presented in interest expense. This approach aligns with the way that we manage the debt securities issued by us, as we consider the structured notes to be a source of liquidity and funding, the interest flows therefore crucial to understanding our interest rate sensitivity.

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Net Physical Commodities Income

We enter into contracts to purchase physical commodities for the purpose of selling in the near future (on average, 90 days) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments as a result of it being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured both initially (at inception) and subsequently (at settlement) at their fair value through profit and loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.

Expenses

Compensation and benefits

Compensation and benefits are mainly comprised of wages and salaries, including related employer national insurance contributions and similar taxes, share-based compensation expense (refer to note 35 to our financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference to this prospectus for further detail), as well as short-term employee benefits and retirement benefits. For short-term employee benefits, a liability is recognized for the amount expected to be paid if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. For retirement benefits, we operate defined contribution schemes. Payments to such defined contribution retirement benefit schemes are recognized as an expense when employees have rendered services entitling them to contributions. We expect to incur compensation and benefits costs with respect to new awards granted to our employees.

Depreciation and Amortization

Depreciation of property, plant and equipment begins when such assets are available for use (i.e., when they are in the location and condition necessary to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life.

Software relates to both hosted and internally developed software solutions, both of which have a finite useful economic life of between two and five years. Software is amortized in the income statement on a straight-line basis over the period we expect to benefit from using the software.

Other Expenses

Other expenses mainly relate to expenses for professional fees, non-trading technology and support, trading systems and market data, occupancy and equipment rental, travel and business development and communications. We also anticipate that we will incur additional costs, including related to legal, accounting, insurance and investor relations in connection with our operations as a public company.

Impairment of Goodwill

Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement.

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Provision for credit losses

We recognize a loss allowance for expected credit losses (“ECLs”) on investments in debt instruments that are measured at amortized cost or at fair value through other comprehensive income. No impairment loss is recognized for investments in equity instruments. The amount of ECLs is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. We always recognize lifetime ECLs for trade receivables. ECLs are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and forward-looking expectation.

Bargain Purchase Gain on Acquisitions

A bargain purchase results when a business is acquired for less than the fair market value of its net assets, such as if the acquisition date amounts of the identifiable assets, liabilities and contingent liabilities acquired exceed the sum of the fair value of consideration transferred. A bargain gain is recognized in the income statement.

Other Income

Other income relates mainly to a research and development tax expenditure credit.

Share of Results in Associates and Joint Ventures

Our investment in our associates is accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our share of net assets of the associate or joint venture since the acquisition date. The income statement reflects our share of the results of operations of the associate.

Tax

Tax expense represents the sum of the tax currently payable and deferred tax. A mix of geographical revenue and costs in any given period drives our effective tax rate. As our business decisions are not driven by a targeted tax rate, but rather by operating activities, this will introduce variability in our effective tax rate year over year, which impacts our net results.

Results of Operations

The following table sets forth the results of operations for the years ended December 31, 2024, 2023 and 2022. We have derived this data from our consolidated financial statements included in our Form 20-F incorporated by reference into this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included in our Form 20-F incorporated by reference into this prospectus.

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	Year Ended December 31,
	2024	2023	2022
	(millions)
Consolidated Income Statement
Commission and fee income	$1,618.1	$1,342.4	$651.0
Commission and fee expense	(762.0)	(637.5)	(299.2)
Net commission income	856.1	704.9	351.8
Net trading income	492.4	411.4	325.3
Interest income	765.2	591.8	194.4
Interest expense	(538.1)	(470.2)	(165.0)
Net interest income	227.1	121.6	29.4
Net physical commodities income	19.1	6.7	4.6
Revenue	1,594.7	1,244.6	711.1
Expenses:
Compensation and benefits	(971.1)	(770.3)	(438.6)
Depreciation and amortization	(29.5)	(27.1)	(13.8)
Other expenses	(306.3)	(237.4)	(147.8)
Impairment of goodwill	—	(10.7)	(53.9)
Provision for credit losses	1.7	(7.1)	(9.5)
Bargain purchase gain on acquisitions	—	0.3	71.6
Other income	6.3	3.4	2.8
Share of results in associates and joint ventures	—	0.8	(0.3)
Profit before tax	295.8	196.5	121.6
Tax	(77.8)	(55.2)	(23.4)

Profit after tax	$218.0	$141.3	$98.2

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Commission Income

Revenue growth was driven by net commission income, which increased by 21% to $856.1 million for the year ended December 31, 2024 from $704.9 million for the year ended December 31, 2023. The increase occurred mainly in Agency and Execution, which increased by 26% to $597.1 million for the year ended December 31, 2024 from $473.4 million for the year ended December 31, 2023, reflecting $64.8 million growth from increased customer activity in energy, $37.9 million growth from the prime services and outsourced trading business (which we acquired from Cowen in 2023) and $23.2 million growth from a strong performance in our Capital Markets division. Net commission income also notably increased in our Clearing segment which increased by 11%, reflecting favorable market conditions in metals in the second quarter as a result of revised guidance on Russian metals on the LME as well as a 30% increase in contracts cleared to 1,116 million for the year ended December 31, 2024 from 856 million for the year ended December 31, 2023.

Net Trading Income

Net trading income increased by 20% to $492.4 million for the year ended December 31, 2024 from $411.4 million for the year ended December 31, 2023. The increase was primarily led by our Hedging and Investment Solutions business, which increased by 27% to $210.3 million from $165.7 million as demand grew for commodity hedging and financial products.

Net trading income was also significantly higher within our Market Making segment, which increased 18% to $215.6 million for the year ended December 31, 2024 from $182.8 million for the year ended December 31, 2023. This increase was driven primarily from metals, which increased by

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$17.8 million, reflecting exceptional market conditions and market sentiment in the second quarter across Copper, Aluminum and Nickel following revised guidance on Russian metals from the LME, as well as increased trading income from agriculture and securities which increased by $8.1 million and $8.1 million respectively.

Net Interest Income

Net interest income increased by 87% to $227.1 million for the year ended December 31, 2024 from $121.6 million for the year ended December 31, 2023. This growth was driven by higher average balances, which increased to $13.5 billion for the year ended December 31, 2024 from $12.9 billion for the year ended December 31, 2023, and investment returns driven by an increase in the average Fed funds rate to 5.2% for the year ended December 31, 2024 from 5.0% for the year ended December 31, 2023, as well as $26.9 million growth from the prime services and outsourced trading business (which we acquired from Cowen in 2023).

Net Physical Commodities Income

Net physical commodities income increased by 185% to $19.1 million for the year ended December 31, 2024 from $6.7 million for the year ended December 31, 2023. This increase was primarily due to an increase in sales volumes from physical recycled metal, largely driven by growth in demand for recycled metals

Revenue

Revenue increased by 28% to $1,594.7 million for the year ended December 31, 2024 from $1,244.6 million for the year ended December 31, 2023, driven by robust client activity, market share gains and supportive market conditions, as well as the benefits of our prior acquisitions.

Expenses

Compensation and benefits

Compensation and benefits expense increased by 26% to $971.1 million for the year ended December 31, 2024 from $770.3 million for the year ended December 31, 2023, primarily due to a higher number of average FTEs, which increased to 2,334 for the year ended December 31, 2024 from 1,914 for the year ended December 31, 2023, reflecting a 22% increase in average front office FTEs and a 22% increase in control and support FTEs as we continue to invest in our control and support functions.

Depreciation and amortization

Depreciation and amortization expense increased by 9% to $29.5 million for the year ended December 31, 2024 from $27.1 million for the year ended December 31, 2023. The increase was primarily due to the depreciation and amortization of assets acquired during 2024, which were mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses

Other expenses increased by 29% to $306.3 million for the year ended December 31, 2024 from $237.4 million for the year ended December 31, 2023. This increase was primarily driven by increased professional fees ($26.1 million), which was primarily driven by activities relating to the preparation of

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our IPO and the standards we are required to operate within as a listed company, and increased technology costs ($27.6 million), which was driven by platform enhancements and business growth as well as the integration of recent acquisitions.

Tax

Tax expense increased by 41% to $77.8 million for the year ended December 31, 2024 from $55.2 million for the year ended December 31, 2023, driven primarily by an increase in profit after tax to $295.8 million for the year ended December 31, 2024 from $196.5 million for the year ended December 31, 2023. Our effective tax rate decreased by 200 basis points 26% for the year ended December 31, 2024 from 28% for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Commission Income

Net commission income increased by 100% to $704.9 million for the year ended December 31, 2023 from $351.8 million for the year ended December 31, 2022. The increase was primarily driven by increased customer activity in Agency and Execution, as well as in our Clearing business.

In our Agency and Execution business, net commission income increased by 129% to $473.4 million in 2023 from $207.1 million in 2022, primarily due to a $186.3 million increase in Financial Securities, reflecting the ED&F Man Capital Markets and OTCex acquisitions, both of which significantly increased our capabilities in equities, fixed income, rates and FX markets as well as $79.3 million growth in Energy due to increased activity levels and higher productivity per employee. At the same time, in our Clearing business, net commission income increased by 63% to $236.2 million in 2023 from $144.7 million in 2022, due to increased client activity on our platform compared to the prior period, as a result of the larger client base from the ED&F Man Capital Markets acquisition, which drove a $77.2 million increase, and clients in our existing businesses, which led to a $14.3 million increase.

Net Trading Income

Net trading income increased by 27% to $411.4 million for the year ended December 31, 2023 from $325.3 million for the year ended December 31, 2022. The increase was primarily led by $43.7 million growth in Agency and Execution, driven by our Financial Securities business and a $36.9 million increase in Hedging and Investment Solutions reflecting increased demand.

In Market Making, net trading income increased by 2% in 2023. We experienced strong acquisition driven growth in financial securities products, which grew by 123% to $25.6 million. However, this was partly offset by lower net trading income from the metals, agriculture and energy markets, which decreased by $10.5 million, $1.8 million and $20.5 million, respectively, reflecting lower levels of volatility and client activity due to a return to more normal levels following the exceptional conditions seen in the first half of 2022.

Net Interest Income

Interest income increased by 204% to $591.8 million for the year ended December 31, 2023 from $194.4 million for the year ended December 31, 2022. Interest expense increased by 185% to $470.2 million for the year ended December 31, 2023 from $165.0 million for the year ended December 31, 2022. This growth was driven by both increases in interest rates and average balances. During 2023, the average Fed Funds rate increased to 5.0% for the year ended December 31, 2023

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from 1.7% in 2022. In addition to the rise in interest rates, we experienced increases in our total average balances, which increased to $13.2 billion for the year ended December 31, 2023 from $9.1 billion for the year ended December 31, 2022 and $4.7 billion for the year ended December 31, 2021. Average balances grew due to a combination of increased activity levels within our core businesses, higher margin requirements at exchanges in the first half of 2023, as well as the full year impact of the acquisition of ED&F Man Capital Markets. As a result of these increases in interest rates and total client balances, our net interest income increased to $121.6 million for the year ended December 31, 2023 from $29.4 million net interest income for the year ended December 31, 2022.

Net Physical Commodities Income

Net physical commodities income increased by 46% to $6.7 million for the year ended December 31, 2023 from $4.6 million for the year ended December 31, 2022. This increase was primarily due to a 10% increase in sales volumes resulting from the acquisition of GMN. For the year ended December 31, 2023, we made a hedging gain of $3.1 million compared to a $4.2 million gain for the year ended December 31, 2022.

Revenue

Revenue increased by 75% to $1,244.6 million for the year ended December 31, 2023 from $711.1 million for the year ended December 31, 2022. Revenue increased across all segments except for Market Making and was primarily driven by an increase in revenue from our Agency and Execution and Clearing businesses, which benefited from an increased number of clients on our platform as a result of organic and inorganic growth. The reduction in Market Marketing revenue reflects lower levels of volatility and client activity compared to the exceptional conditions seen in the prior period.

Expenses

Compensation and benefits

Compensation and benefits expense increased by 76% to $770.3 million for the year ended December 31, 2023 from $438.6 million for the year ended December 31, 2022, primarily due to the full year effect of the ED&F Man Capital Markets and OTCex acquisitions, which increased compensation and benefits by $235.7 million. Costs in our existing businesses grew by $95.6 million, driven by increases to variable pay reflecting improved performance, as well as a year over year increase in salary and wage costs due to pay raises and investing in our control and support functions. Our average number of FTEs increased to 1,914 for the year ended December 31, 2023 from 1,241 for the year ended December 31, 2022.

Depreciation and amortization

Depreciation and amortization expense increased by 96% to $27.1 million for the year ended December 31, 2023 from $13.8 million for the year ended December 31, 2022. The increase was primarily due to the depreciation and amortization of assets acquired during 2023, which were mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses

Other expenses increased by 61% to $237.4 million for the year ended December 31, 2023 from $147.8 million for the year ended December 31, 2022. This increase was primarily due to higher professional fees, which increased by 39% driven by acquisitions and activities related to preparation for our IPO. Trading systems and market data expenses and occupancy and travel expenses increased significantly as a result of our growing business following acquisitions.

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Impairment of goodwill

Impairment of goodwill was $10.7 million for the year ended December 31, 2023 and $53.9 million for the year ended December 31, 2022. Our annual assessment of goodwill determined that an impairment of $10.7 million to our Volatility Performance Fund cash generating unit was required, as its value in use was determined to be lower than its carrying value as a result of historic performance and macroeconomic factors. In 2022, the impairment charge was related to the OTC energy business.

Provision for credit losses

Provision for credit losses decreased to $7.1 million for the year ended December 31, 2023 from $9.5 million for the year ended December 31, 2022. In 2023, the decrease primarily related to two impairments, one in our Metals business, increasing the 2022 provision to reflect a revised view of recoverability, and one in our Hedging and Investment Solutions business, as a client failed to pay a margin call and no payment was received by year end. In 2022, the impairment losses were recognized on amounts due from two clients unable to cover margin calls during the period.

Bargain Purchase Gain on Acquisitions

Bargain purchase gain on acquisitions was $0.3 million for the year ended December 31, 2023 and $71.6 million for the year ended December 31, 2022. Bargain purchase gains on acquisition relate to a gain of $0.3 million for year ended December 31, 2023, recognized as a result of the acquisition of ED&F Man Capital Markets’ Hong Kong business in 2023 and $71.6 million recognized as a result of the acquisition of ED&F Man Capital Markets’ US and UK businesses for the year ended December 31, 2022.

Tax

Tax expenses increased by 136% to $55.2 million for the year ended December 31, 2023 from $23.4 million for the year ended December 31, 2022. The increase was due primarily to an increase in profit in 2023 (including as a result of our acquisition of ED&F Man Capital Markets). Our effective tax rate in 2023 also increased to 28.1% from 19.2% for each of the years ended December 31, 2022 and 2021. This reflects the increase in the headline U.K. Corporation rate tax from 19% to 25% on April 1, 2023, resulting in a blended rate of 23.5% for the 2023 year, as well as the changing geographic mix of our profits. The U.S. tax expense increased by 164% to $18.79 million in 2023 from $7.12 million in 2022, while our tax expense on foreign operations increased by 234% to $20 million for 2023 from $5.9 million in 2022.

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Segment Revenue and Adjusted Profit Before Tax

Our revenue and Adjusted Profit Before Tax by operating segment is summarized below.

	Year Ended December 31,
	2024	2023	2022
	(millions)
Revenue
Clearing	$466.3	$373.6	$200.0
Agency and Execution	695.2	541.5	230.7
Market Making	207.8	153.9	172.6
Hedging and Investment Solutions	161.5	128.1	100.0
Corporate	63.9	47.5	7.8

Total Revenue	$1,594.7	$1,244.6	$711.1

Adjusted Profit Before Tax
Clearing	$247.3	$185.0	77.5
Agency and Execution	107.9	71.9	23.4
Market Making	65.6	33.3	66.5
Hedging and Investment Solutions	42.0	33.8	27.8
Corporate	(141.7)	(94.0)	(73.5)

Total Adjusted Profit Before Tax	321.1	230.0	121.7

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Clearing

Our Clearing revenue increased by 25% to $466.3 million for the year ended December 31, 2024 from $373.6 million for the year ended December 31, 2023. This increase was primarily driven by net interest income, which rose by 45% to $198.1 million from $136.2 million for the year ended December 31, 2023 as a result of both higher interest rates in 2024 compared to 2023 and higher average balances. Net commission income also grew by 11% to $261.8 million from $236.2 million for the year ended December 31, 2023. Average balances increased 4% to $13.5 billion in 2024 from $12.9 billion for the year ended December 31, 2023. Revenue growth was generated from our mature businesses, notably in Metals as a result of favorable market conditions in the second quarter. This growth was also driven by a record number of new Clearing clients combined with a high retention of existing clients.

Our Clearing Adjusted Profit Before Tax increased by 34% to $247.3 million for the year ended December 31, 2024 from $185.0 million for the year ended December 31, 2023. This increase was due to the revenue factors noted above, while controlling expenditure as the business grew.

Agency and Execution

Our Agency and Execution revenue increased by 28% to $695.2 million for the year ended December 31, 2024 from $541.5 million for the year ended December 31, 2023. This increase was driven by positive market conditions in the energy markets, and the benefit of recent acquisitions, primarily the prime services business we acquired from Cowen that completed in December 2023, which increased our capital markets capabilities in financial securities.

Energy revenue increased 30% to $286.3 million from $219.8 million for the year ended December 31, 2023. This growth was a reflection of continued improvement in activity levels in European Energy markets, strong levels of demand for our environmentals offering as we continue to

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support our clients transition toward a low carbon economy, as well as investment in new desks and capabilities.

Securities revenue increased by 27% to $407.9 million for the year ended December 31, 2024 from $319.8 million for the year ended December 31, 2023, driven by our prime services business, as well as growth across all main product lines, including Equities, Credit, FX and Rates.

Our Agency and Execution Adjusted Profit Before Tax increased 52% to $107.9 million for the year ended December 31, 2024 from $71.9 million for the year ended December 31, 2023 while Adjusted Profit Before Tax Margin increased 300 bps to 16% for the year ended December 31, 2024 from 13% for the year ended December 31, 2023, as we have continued to optimize and integrate our acquisitions.

Average headcount increased by 20% to 666 for the year ended December 31, 2024 from 553 for the year ended December 31, 2023.

Market Making

Our Market Making revenue increased by 35% to $207.8 million for the year ended December 31, 2024 from $153.9 million for the year ended December 31, 2023. The increase was driven by Metals trading which benefited from unusual market conditions across Copper, Aluminum, Nickel in the second quarter following revised guidance on Russian metals from the LME, which continued into the third quarter. Revenue from Securities also grew primarily reflecting a stronger performance from Equities.

Our Market Making Adjusted Profit Before Tax increased by 97% to $65.6 million for the year ended December 31, 2024 from $33.3 million for the year ended December 31, 2023, while Adjusted Profit Before Tax Margin increased 800 bps to 30% for the year ended December 31, 2024 from 22% for the year ended December 31, 2023, reflecting strong revenue growth.

Hedging and Investment Solutions

Our Hedging and Investment Solutions revenue increased by 26% to $161.5 million for the year ended December 31, 2024 from $128.1 million for the year ended December 31, 2023. The increase was driven by client activity across both Hedging Solutions and Financial Products. Hedging Solutions benefited from favorable market events and volatility across Cocoa and Coffee, while financial products benefited from positive investor sentiment and equity market performance. We expanded our product coverage with custom index and FX capabilities and our global footprint which now includes business from Australia and the Middle East. As a result we continue to bring new clients onto our platform for both Hedging Solutions and Financial Products.

Our Hedging and Investment Solutions Adjusted Profit Before Tax increased by 24% to $42.0 million for the year ended December 31, 2024 from $33.8 million for the year ended December 31, 2023, while Adjusted Profit Before Tax Margin were maintained at 26%. Average headcount was up 56% to 177 for the year ended December 31, 2024 from 113 for the year ended December 31, 2023.

Corporate

Our Corporate revenue increased by 34.5% to $63.9 million for the year ended December 31, 2024 from $47.5 million for the year ended December 31, 2023. The increase was mainly driven by net interest income primarily reflecting higher average balances.

Our Corporate Adjusted Profit Before Tax decreased by 28% to a loss of $94.0 million for the year ended December 31, 2024 from a loss of $73.5 million for the year ended December 31, 2023.

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The decrease primarily reflects the continued investment in our control and support functions to support business growth.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Clearing

Our Clearing revenue increased by 87% to $373.6 million for the year ended December 31, 2023 from $200.0 million for the year ended December 31, 2022. This increase was primarily due to a combination of the ED&F Man Capital Markets acquisition, which completed in the fourth quarter of 2022, the benefit of higher interest rates and higher margin requirements at exchanges in the first half of the year, as well as organic growth as new clients were acquired.

Our Clearing Adjusted Profit Before Tax increased by 139% to $185.0 million for the year ended December 31, 2023 from $77.5 million for the year ended December 31, 2022. This increase was due to the revenue factors noted above, while controlling expenditure as the business grew.

Agency and Execution

Our Agency and Execution revenue increased by 135% to $541.5 million for the year ended December 31, 2023 from $230.7 million for the year ended December 31, 2022. This increase was driven by both our Energy and Financial Securities businesses.

In Energy, lower absolute price levels and volatility in our core European energy markets supported increased activity levels. Energy revenue increased 56.4% to $79.1 million for the year ended December 31, 2023. The actions taken to restructure this business during 2022, including the closure of poor performing desks and selective hiring, also benefited from improved productivity, contributing to higher revenue and profitability. Financial Securities revenue increased by 256.5% to $231.7 million for the year ended December 31, 2023 as a result of the ED&F Man Capital Markets acquisition in the fourth quarter of 2022 and the OTCex acquisition in the first quarter of 2023, both of which significantly increased our capabilities in equities, fixed income, rates and FX markets.

Our Agency and Execution Adjusted Profit Before Tax increased by 206% to $71.9 million for the year ended December 31, 2023 from $23.4 million for the year ended December 31, 2022. This increase was driven by the client activity levels, restructuring and acquisition activity noted above.

Market Making

Our Market Making revenue decreased by 11% to $153.9 million for the year ended December 31, 2023 from $172.6 million for the year ended December 31, 2022. The decrease was due to a $20.5 million reduction in revenue from Energy markets and a $10.5 million reduction in Metals, which decreased due to lower levels of volatility and client activity, reflecting a return to more normal levels following the exceptional conditions seen in 2022. This was partly offset by growth of $14.0 million in our Securities business as a result of the ED&F Man Capital Markets acquisition.

Our Market Making Adjusted Profit Before Tax decreased by 50% to $33.3 million for the year ended December 31, 2023 from $66.5 million for the year ended December 31, 2022. This decrease was primarily due to the revenue drivers noted above.

Hedging and Investment Solutions

Our Hedging and Investment Solutions revenue increased by 28% to $128.1 million for the year ended December 31, 2023 from $100.0 million for the year ended December 31, 2022. The increase was due primarily to increasing demand for our investment solutions and commodity hedging solutions, as well as more favorable market conditions.

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Our Hedging and Investment Solutions Adjusted Profit Before Tax increased by 22% to $33.8 million for the year ended December 31, 2023 from $27.8 million for the year ended December 31, 2022. The increase was due primarily to customer demand driven revenue increases.

Corporate

Our Corporate revenue increased by 509% to $47.5 million for the year ended December 31, 2023 from $7.8 million for the year ended December 31, 2022. The increase was mainly due to the effect of rising interest rates on our house cash balances.

Our Corporate Adjusted Profit Before Tax decreased by 28% to a loss of $94.0 million for the year ended December 31, 2023 from a loss of $73.5 million for the year ended December 31, 2022. The decrease primarily reflects the continued investment in our control and support functions to support business growth.

Non-IFRS Measures

In addition to our results determined in accordance with IFRS Accounting Standards, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS Accounting Standards.

We changed the labelling of our non-IFRS measures during 2024 to simplify and better align the naming to the equivalent IFRS reported metric and support better understanding and communication while enhancing transparency and comparability.

Adjusted Profit Before Tax (formerly labeled Adjusted Operating Profit)

We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares (as defined in “Management—Equity Incentive Plans—Growth Shares”), (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance, and therefore, it is our segments’ performance measure presented under IFRS Accounting Standards. Adjusted Profit Before Tax is presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Profit Before Tax is a non-IFRS measure. The most directly comparable IFRS Accounting Standards measure is profit after tax.

We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus.

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These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

Adjusted Profit Before Tax Margin (formerly labeled Adjusting Operating Profit Margin)

We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity (formerly labeled Adjusted Operating Profit after Tax Attributable to Common Equity)

We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends adjusted for the tax benefit of the coupons. Common Equity is a non-IFRS measure, and we define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS measure is profit after tax. The most directly comparable IFRS measure to Common Equity is total equity.

Adjusted Return on Equity (formerly labeled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)

We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital.

We intend to externally disclose our results on a quarterly basis, as a result of which our management has changed the calculation approach of annual average common equity so that it is now based on a five point average (rather than just the average of the opening and closing period). Our management believes a five point average is more representative of our financial position over time and therefore enhances transparency and comparability. For the year ended December 31, 2024, Common Equity is calculated as the average balance of total equity minus AT1 capital, as at December 31 of the prior year and March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year and December 31 of the current year.

We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.

The most directly comparable IFRS measure for Adjusted Return on Equity is return on equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, average equity is calculated as the average balance of total equity as at December 31 of the prior year and December 31 of the current year. As per above, we have changed the calculation approach of annual total equity to be based on a five point average, rather than just the average of the opening and closing period.

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Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.

Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS metric is diluted earnings per share.

Adjusted Sharpe ratio

We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Profit Before Tax. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

	Year Ended December 31,
	2024	2023	2022
	(millions, except percentage, earnings per share and ratio)
Non-IFRS Measures:
Adjusted Profit Before Tax	$321.1	$230.0	$121.7
Adjusted Profit Before Tax Margin	20%	18%	17%
Adjusted Profit After Tax Attributable to Common Equity	231.0	162.6	92.7
Adjusted Return on Equity	30%	26%	17%
Adjusted Basic Earnings per Share(1)	3.34	2.46	1.40
Adjusted Diluted Earnings per Share(2)	3.07	2.31	1.37
Adjusted Sharpe Ratio	5.2	4.3	4.1

(1)	The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and 66,051,966, respectively.
(2)	The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821, respectively.

We believe that these non-IFRS measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS Accounting Standards,

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and the use of the terms Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio may vary from others in our industry. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by us to Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share and the Adjusted Sharpe ratio as reported by other companies.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	they do not reflect certain non-recurring expenses, such as costs associated with our IPO;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS Accounting Standards. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

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Accordingly, prospective investors should not place undue reliance on Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Profit After Tax Attributable to Common Equity, Adjusted Return on Equity, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share or the Adjusted Sharpe ratio.

The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit After Tax Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is basic earnings per share, (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS Accounting Standards measure, which is diluted earnings per share, and (5) Adjusted Return on Equity from the most directly comparable IFRS Accounting Standards measure, which is return on equity (which is calculated as profit after tax for the year divided by profit after tax), in each case, for the periods presented below.

	Year Ended December 31,
	2024	2023	2022
	(millions, except percentage, earnings per share and ratio)
Profit After Tax	$218.0	$141.3	$98.2
Tax	77.8	55.2	23.4
Goodwill impairment charge(1)	—	10.7	53.9
Bargain purchase gains(2)	—	(0.3)	(71.6)
Acquisition costs(3)	—	1.8	11.5
Amortization of acquired brands and customer lists(4)	5.5	2.1	1.7
Activities relating to shareholders(5)	2.4	3.1	0.5
Employer tax on vesting of the Growth Shares(6)	2.2	—	—
Owner fees(7)	2.4	6.0	3.4
IPO preparation costs(8)	8.6	10.1	0.7
Fair value of the cash settlement option on the Growth Shares(9)	2.3	—	—
Public offering of ordinary shares(10)	1.9	—	—

Adjusted Profit Before Tax	$321.1	$230.0	$121.7
Tax and the tax effect on the Adjusting Items(11)	(76.8)	(54.1)	(23.9)
Profit Attributable to AT1 note holders(12)	(13.3)	(13.3)	(5.1)
Adjusted Profit After Tax Attributable to Common Equity	231.0	162.6	92.7

Profit After Tax Margin	14%	11%	14%
Adjusted Profit Before Tax Margin(13)	20%	18%	17%

Basic Earnings per Share(14)	$2.96	$1.94	$1.39
Diluted Earnings per Share(15)	$2.72	$1.82	$1.36
Adjusted Basic Earnings per Share(14)	$3.34	$2.46	$1.40
Adjusted Diluted Earnings per Share(15)	$3.07	$2.31	$1.37
Total equity	976.9	775.9	677.7
Return on Equity(16)	25%	19%	17%
Common Equity(17)	775.6	629.2	523.9

Adjusted Return on Equity (%)(16)	30%	26%	17%

(1)	Goodwill impairment charges relate to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. and OTC Energy CGU largely due to declining projected revenues.

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(2)

A bargain purchase gain was recognized as a result of the acquisition of ED&F Man Capital Markets’ Hong Kong business in 2023 and $71.6 million recognized as a result of the ED&F Man Capital Markets division acquisition.

(3)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(4)	Amortization of acquired brands and customer list represents the amortization charge for the period of acquired brands and customers lists.
(5)	Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
(6)	Employer tax on vesting of the Growth Shares represents the Group’s tax charge arising from the vesting of the Growth Shares.
(7)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.

(8)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
(9)

Fair value of the cash settlement option on the Growth Shares represents the fair value liability of the Growth Shares at $2.3 million. Subsequent to the IPO when the holders of the Growth Shares elected to settle the awards in ordinary shares, the liability was derecognized.

(10)	Costs relating to the public offerings of ordinary shares by certain selling shareholders.
(11)

Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from profit after tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.

(12)	Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
(13)	Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) divided by revenue for the period.
(14)	The weighted average numbers of shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 69,231,625, 66,018,514 and 66,051,966, respectively.
(15)	The weighted average numbers of diluted shares used in the calculation for the years ended December 31, 2024, 2023 and 2022 were 75,279,454, 70,323,467 and 67,570,821, respectively.
(16)

Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the year ended December 31, 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, Common Equity is calculated as the average balance of total equity minus AT1 capital as at December 31 of the prior year and December 31 of the current year. As outline above Management changed its calculation approach for Common Equity during 2024.

(17)

Return on Equity is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at December 31 of the prior year, March 31, June 30, September 30 and December 31 of the current year. For the years ended December 31, 2023 and 2022, average equity is calculated as the average balance of total equity as at December 31 of the prior year and December 31 of the current year. As per above, we have changed the calculation approach of annual total equity to be based on a five point average, rather than just the average of the opening and closing period.

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Profit Before Tax divided by the standard deviation of monthly Adjusted Profit Before Tax. The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS Accounting Standards ratio, the

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Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(millions, except ratios)
Average monthly profit after tax	$18.2	$11.8	$8.2
Standard deviation on monthly profit after tax(a)	3.9	5.9	3.0
Sharpe ratio	4.7	2.0	2.8
Average monthly Adjusted Profit Before Tax	$26.8	$19.2	$10.1
Standard deviation on monthly Adjusted Profit Before Tax(a)	5.2	4.5	2.5
Adjusted Sharpe ratio	5.2	4.3	4.1

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit after tax and the mean profit after tax, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Profit Before Tax basis).

A reconciliation of Adjusted Profit Before Tax to profit after tax is included above.

Organic Growth

We measure “organic growth” as the amount of revenue, profit after tax and Adjusted Profit Before Tax derived directly from our business operations, excluding any acquisition-related revenue, profit after tax and Adjusted Profit Before Tax growth, respectively, as defined below. We define “acquisition-related growth” as revenue, profit after tax and Adjusted Profit Before Tax attributable to acquisitions from the acquisition date through to the end of the next 12 months.

We calculate revenue organic growth as total revenue growth in the period minus the acquisition-related revenue growth attributable to acquisitions from the acquisition date through to the end of the next 12 months (for example, of the first 12 months of revenue of an entity acquired in November 2024, revenue for November and December 2024 would be acquisition-related revenue for the year ended December 31, 2024 and revenue of such entity for the period January to October 2025 would be acquisition-related revenue for the year ended December 31, 2025).

We calculate profit after tax organic growth as total profit after tax growth in the period minus acquisition-related profit after tax in the period. We calculate acquisition-related profit after tax as profit before tax attributable to acquisitions from the acquisition date through the end of the next 12 months, minus the respective income tax, calculated using our effective tax rate for each period.

We calculate Adjusted Profit Before Tax organic growth as total Adjusted Profit Before Tax growth in the period, minus acquisition-related Adjusted Profit Before Tax in the period. We define acquisition-related Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) IPO preparation costs, attributable to acquisitions from the acquisition date through the end of the next 12 months.

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The following table presents the amount of our overall growth that we attribute to organic growth and to acquisition-related growth for the years ended December 31, 2024, 2023 and 2022.

	Dec. 31, 2024	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth	Dec. 31, 2023	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth	Dec. 31, 2022	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth
	(millions)
Revenue	$1,594.7	$350.1	$96.1	$254.0	$1,244.6	$533.5	$363.0	$170.2	$711.1	$169.6	$54.4	$115.1
Profit after tax	217.9	76.6	8.7	67.9	141.3	43.0	34.7	8.4	98.2	42.0	5.9	35.8
Tax	77.8	22.7	3.1	19.6	55.2	31.8	13.6	18.3	23.4	10.0	1.4	8.6
Adjusting items	25.4	(8.2)	0.6	(8.8)	33.8	33.2	—	33.2	0.6	(9.1)	0	(9.1)
Adjusted Profit Before Tax	$321.1	$91.1	$12.4	$78.7	$230.0	$108.3	$49.2	$59.1	$121.7	$42.0	$7.3	$34.9

(1)

The Adjusting Items between our reported profit after tax and our group Adjusted Profit Before Tax are detailed in the reconciliation from profit after tax to Adjusted Profit Before Tax above. Those reconciling items entirely relate to our Adjusted Profit Before Tax organic growth measure.

Seasonality

While we are not materially impacted by seasonality, traditionally financial markets around the world generally experience lower volumes at the end of the year due to a slowdown in the business activities around holiday seasons.

Client Activities

The majority of our balance sheet supports client activity, with approximately 80% of our balance sheet activity driven by client activities as of December 31, 2024. Our balance sheet is made up of short-duration, highly liquid instruments, which we believe drives quicker turnover for these items.

The following table provides a breakdown of our balance sheet by client activities and residual balances as of December 31, 2024.

		Client Activities
	Total	Repurchase Agreements	Securities	Derivatives	Client balances	Residual
	($bn)
Cash and liquid assets(1)	6.2	—	—	—	2.2	4.0
Trade receivables	7.5	—	—	—	6.9	0.6
Reverse purchase agreements	2.5	2.5	—	—	—	—
Securities(2)	6.5	—	6.5	—	—	—
Derivative assets	1.2	—	—	1.2	—	—
Other assets(3)	0.2	—	—	—	—	0.2
Goodwill and intangibles	0.2	—	—	—	—	0.2
Total assets	24.3	2.5	6.5	1.2	9.1	5.0
Total Payables	9.7	—	—	—	9.1	0.6
Repurchase agreements	2.3	2.3	—	—	—	—
Securities(4)	6.7	—	6.7	—	—	—
Debt securities	3.6	—	—	—	—	3.6
Derivative instruments	0.7	—	—	0.7	—	—
Other liabilities(5)	0.3	—	—	—	—	0.3
Total liabilities	23.3	2.3	6.7	0.7	9.1	4.5
Net assets	1.0
Total equity	1.0

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(1)	Cash and liquid assets include cash and cash equivalents, treasury instruments pledged as collateral and treasury instruments unpledged.
(2)	Securities assets include equity instruments and stock borrowing.
(3)	Other assets are inventory, corporate income tax receivable, deferred tax, investment in associate, investments, right-of-use assets, and property plant and equipment.
(4)	Securities liabilities are stock lending and short securities.
(5)	Other liabilities are short-term borrowings, deferred tax liability, lease liability, provisions and corporation tax.

Liquidity and Capital Resources

Our primary sources of liquidity include cash from operations, proceeds from the Structured Notes Program and the Public Offer Program, drawdowns under our Credit Facilities and the EMTN Program, proceeds from the AT1 Securities and Tier 2 Notes and proceeds from the Senior Notes Offering. Each of these is discussed in further detail in “Description of Indebtedness.” We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.

We require, and will continue to require, significant cash resources to, among other things, post margin with exchanges for client trades, invest into higher yielding permissible investments, pay employee compensation and fund acquisitions while maintaining regulatory minimums. One such regulatory minimum is the K-factor capital requirement, which reflects an assessment of market, credit and operational risk for a company’s operations as defined by the IFPR regulations. For the years ended December 31, 2024 and 2023, we were subject to regulatory minimum K-factor capital requirements of $256 million and $185 million, respectively, and we had $714 million and $538 million total regulatory capital available for the same periods, respectively. Growth in our K-factor requirements was due to a combination of revenue and balance sheet growth and client activity.

We hold excess capital to support our credit ratings and had a total capital ratio of 234% and 229% for the years ended December 31, 2024 and 2023, respectively, and $1,060 million and $739 million in liquidity headroom as of December 31, 2024 and 2023, respectively. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period. We calculate our liquidity requirement as the maximum cumulative outflow based on stress scenarios that consider a combination of systemic and idiosyncratic factors. The liquidity headroom (surplus liquid assets above the liquidity requirement) is monitored by executive management and the board based on approved limits and early warning indicators.

The risk-adjusted capital framework (“RACF”) is used to evaluate the capital adequacy of financial institutions. The RACF is used to derive a risk-adjusted capital ratio (“RAC ratio”) by comparing a company’s measure of capital, which is total adjusted capital including equity and hybrids, to the risks undertaken by a company as measured by risk-weighted assets (“RWAs”) including credit, market, operational and counterparty risk exposure. The RAC ratio reflects a company’s relative level of capitalization in the context of the economic and industry risks it is exposed to and measures the capital amount available for the company to absorb losses. To determine a company’s RWAs, the risk exposure amount is multiplied by the associated risk weight. The RACF is calibrated so that a RAC ratio of 8% means that a company should have sufficient capital to withstand a substantial stress scenario in developed markets. As of December 31, 2024 and December 31, 2023, we calculated our RAC ratio for S&P Global Ratings to be 12.0% and 11.2%, respectively, and our leverage ratio was 3.3 times and 4.0 times for the same periods, respectively.

In addition, on October 30, 2024, we completed an offering under our Senior Notes Program and received net proceeds of $596.7 million. Please see “Description of Indebtedness—Senior Notes” for

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more information. The Senior Notes: (i) have a fixed interest rate of 6.404%, mature in November 2029 and are rated BBB- by both S&P and Fitch; (ii) contain features such as an optional redemption clean-up call, offer to repurchase upon a change of control and interest rate adjustment based on ratings events; and (iii) do not have any financial covenants.

In February 2023, we issued 8.375% senior fixed rate notes, due February 2, 2028, in the amount of €300 million under our EMTN Program. Please see “Description of Indebtedness—EMTN Program” for more information The EMTN notes: (i) are rated BBB- by both S&P and Fitch; (ii) contain features such as early redemption calls related to refinancing (clean-up call, par call), early redemption linked to tax law changes and a negative pledge condition; and (iii) do not have any financial covenants.

We have an unsecured committed revolving credit facility of up to $150.0 million that incorporates a swingline facility of up to $37.5 million. Please see “Description of Indebtedness—Credit Facilities” for more information. The Marex Revolving Credit Facility has a maturity date of June 2026 and contains non-financial covenants customary for this type of facility. The Marex Revolving Credit Facility contains the following financial covenants (each term as defined in the Marex Revolving Credit Facility):

•	Total Leverage Ratio to be less than 3.00x;

•	Interest Coverage Ration to be greater than or equal to 3.00x; and

•	Tangible Net Worth to be greater than $250 million.

Through our subsidiary MCMI, we have a committed unsecured revolving credit facility of $125.0 million. Please see “Description of Indebtedness—Credit Facilities” for more information. The MCMI Revolving Credit Facility has a maturity date of May 2025 and contains non-financial covenants customary for this type of facility. The MCMI Revolving Credit Facility contains the following financial covenants (each term as defined in the MCMI Revolving Credit Facility):

•	Minimum Total Regulatory Capital at all times of $500.0 million,

•

Minimum Excess Net Capital at all times of $50.0 million with the exception that on up to three instances per quarter, for a maximum of five consecutive business days per occurrence, Excess Net Capital is permitted to be below $50 million, but must remain above $40.0 million at all times;

•

Maximum Total Leverage Ratio (defined as indebtedness outstanding (exclusive of subordinated facilities) divided by total regulatory capital) of 50%. Indebtedness excludes securities financing facilities and intercompany facilities that are subordinated or covered by an intercreditor agreement acceptable to the Administrative Agent;

•	Minimum Net Capital at all times of $350.0 million; and

•	One Zero Loan Days per 30-day period.

In addition to the above, many of our material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements. Please refer to Note 31 of the financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Based on our forecasts, we believe that cash flows from our operations, available cash on hand and available borrowing capacity under our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program and AT1 Securities and Tier 2 Notes will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financings.

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*	Some of the funding shown above is denominated in other currencies that have been converted to USD. Dotted boxes indicate undrawn revolving credit facilities.
[1]	Regulatory capital represents tangible equity and other instruments that qualify as regulatory capital.
[2]	Minimum capital requirement determined by the OFTR based on our latest ICARA process.
[3]	Our total capital resources as a percentage of Own Funds Requirement
[4]

Liquidity headroom is calculated as the maximum cumulative outflow based on three scenarios that we consider (systemic, idiosyncratic and combined) together with assumptions based on various factors, such as variation margin requirements, initial margin call requirements and our ability to draw on our RCF to give a total headroom over and above triggers and limits approved by our board of directors for each factor

[5]	AT1 is a perpetual note, with the first call option in 2027 but a maturity beyond 2029.

Cash Flows

Years ended December 31, 2024, 2023 and 2022

The following table summarizes our key cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	(millions)
Net cash from operating activities	$1,163.5	$735.0	$225.6
Net cash used in investing activities	(35.3)	(97.6)	(46.3)
Net cash (used in)/from financing activities	(37.2)	(72.8)	26.5

Net Cash From Operating Activities

Net cash from operating activities was $1,163.5 million for the year ended December 31, 2024 as compared to $735.0 million for the year ended December 31, 2023. The increase was primarily due to an increase in net stock borrowing and lending and trade and other payables, offset by a decrease in trade and other receivables and increase in equity instruments.

Net cash from operating activities was $735.0 million for the year ended December 31, 2023 as compared to $225.6 million for the year ended December 31, 2022. The increase was due primarily to an increase in debt securities, partly offset by a decrease in trade and other payables.

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Net Cash Used In Investing Activities

Net cash used in investing activities was $35.3 million for the year ended December 31, 2024 as compared to $97.6 million for the year ended December 31, 2023. The decrease was due to lower acquisition activity during 2024 compared to 2023.

Net cash used in investing activities was $97.6 million for the year ended December 31, 2023 as compared to $46.3 million for the year ended December 31, 2022. The increase was due primarily to cash spent on acquisitions throughout the year.

Net Cash (Used in)/From Financing Activities

Net cash used in financing activities was $37.2 million for the year ended December 31, 2024 as compared to $72.8 million for the year ended December 31, 2023. The decrease was due primarily to the receipt of proceeds from the issuance of ordinary shares in the IPO, partly offset by the $77.1 million of dividends paid to shareholders and holders of AT1 securities during the period ended December 31, 2024.

Net cash used in financing activities was $72.8 million for the year ended December 31, 2023 as compared to a net inflow of $26.5 million for the year ended December 31, 2022. The increase was due primarily to the $58.3 million of dividends paid to shareholders in 2023.

Contractual Obligations and Commitments

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The table below sets forth our contractual obligations and commitments to make future payments by type and period as of December 31, 2024 and 2023.

Contractual Obligations	Total	On Demand	Less Than 3 Months	3-12 Months	1-5 Years	More than 5 Years
	(millions)
Repurchase agreements	$2,305.8	—	$2,305.8	—	—	—
Short securities	1,704.6	—	1,704.6	—	—	—
Amounts due to exchanges, clearing houses and other counterparties	1,501.5	1,218.8	282.0	0.7	—	—
Amounts payable to clients	7,270.8	7,270.8	—	—	—	—
Trade payables	470.2	3.6	463.4	3.2	—	—
Other creditors	17.3	6.0	4.9	4.1	2.3	—
Stock lending	4,952.1	4,804.5	147.6	—	—	—
Short term borrowings	152.0	—	152.0	—	—	—
Debt securities	3,604.5	—	1,235.8	883.8	1,434.9	50.0
Lease liabilities	104.3	—	3.7	10.3	52.9	37.4

Total non-derivative financial liabilities as of December 31, 2024	$22,083.1	13,303.7	6,299.8	902.1	1,490.1	87.4

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Contractual Obligations	Total	On Demand	Less Than 3 Months	3-12 Months	1-5 Years	More than 5 Years
	(millions)
Repurchase agreements	$3,118.9	—	$3,118.9	—	—	—
Short securities	1,924.8	1.3	1,923.5	—	—	—
Amounts due to exchanges, clearing houses and other counterparties[1]	1,461.9	1,461.9	—	—	—	—
Amounts payable to clients[1]	4,899.1	4,899.1	—	—	—	—
Trade payables[1]	16.1	16.1	—	—	—	—
Other creditors[1]	18.1	6.5	9.8	1.8	—	—
Stock lending	2,323.3	—	2,323.3	—	—	—
Debt securities	2,216.3	—	440.2	868.2	889.4	18.5
Lease liabilities	57.8	—	3.4	10.4	31.5	12.5

Total non-derivative financial liabilities as of December 31, 2023	$16,036.3	6,384.9	7,819.1	880.4	920.9	31.0

[1]

We have enhanced the granularity of categories presented within “Trade and Other Payables” to better depict the nature of these balances. Prior year comparatives have been aligned for consistency of presentation.

Critical Accounting Estimates

In the application of the Group’s accounting policies, the directors are required to make judgments, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances. Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following critical accounting judgment has been applied in the preparation of these financial statements:

Accounting for Growth Shares

We issued Growth Shares and Growth Share Options under previous share-based payment awards which vest or become exercisable on the occurrence of a liquidity event which was satisfied by the IPO. The terms of the awards permitted the holders to elect for cash or equity settlement, though in the absence of an election, the default settlement was through the issuance of non-voting ordinary shares. In accordance with IFRS 2 Share-Based Payments, these awards were considered to be compound instruments since the choice of settlement method resided with the holder. Consequently, at the point of settlement the Group remeasured the liability arising from the cash settlement option to its fair value. As the awards were all settled in equity, the fair value of the liability was transferred directly to equity, as the consideration for the equity instruments issued. The Group recorded the fair value of the cash settlement option liability related to these instruments immediately prior to the IPO at $2.3 million. Consequently, in line with the subsequent settlement of the liability being through the issuance of non-voting ordinary shares, the liability was transferred to reserves immediately following the settlement post IPO through reserves.

Key sources of estimation uncertainty are as follows:

Valuation of the cash settlement option on the Growth Shares and Growth Share Options

The Group recorded the fair value of the cash settlement option liability related to the Growth Shares and Growth Share Options of $2.3 million. This fair value was calculated in line with the terms

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of the award which provided the potential for the award to be settled in cash, but which is simultaneously restricted to the amount of cash that Marex Group plc could provide for settlement of the obligation in any given year based upon its standalone profitability. As Marex Group plc activity only consists of holding shares of its subsidiaries, it does not have regular income flows. Consequently, its profitability is subject to management actions. The probability and impact of management actions that could have been reasonably contemplated, the Group’s growth rate driving potential internal and external dividend requirements and the discount rate applied to the cash flows were considered and creates estimation uncertainty. The estimation uncertainty creates a valuation range for the liability between $31.5 million and $0.8 million, representing the available management actions to take to reduce the cash outflows of any potential cash settlement option. The highest end of the range is where no management actions are taken and therefore the least likely. The $2.3 million liability reflects the likelihood of the management actions being taken and the fact that all the Growth Shares and Growth Share options were settled in equity.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which the goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future revenue from the cash generating unit and a suitable discount rate in order to calculate the present value.

A number of factors, many of which the Group has no ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include:

•	a prolonged global or regional economic downturn;

•	a significant decrease in the demand for the Group’s services;

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator; and

•	successful efforts by our competitors to gain market share in our markets.

Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate, a material impairment loss or a further impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue and cost growth rates as well as terminal growth rates. The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12 of the consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Impairment of acquired intangible assets

An impairment exists when an asset’s carrying value exceeds its recoverable amount. The recoverable amount is determined as the higher of fair value less costs of disposal and value in use. A

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portion of the premium paid for acquiring Cowen’s Prime Services and Outsourced Trading business represented the customer lists of the acquired businesses. The fair value less costs of disposal was calculated in line with the purchase price allocation exercise conducted by valuations experts, while the Group separately computed the value in use. The cash flow projections were based on actual revenues and costs incurred in 2024, applying the growth factors consistent with the impairment model.

Neither the value in use nor the fair value less costs of disposal models incorporated a terminal growth rate. Instead, both models projected revenues over the useful life of the assets. The useful lives of the intangible assets were determined at acquisition based on historical customer attrition rates. Key sources of estimation uncertainty used to determine the recoverable amount include the revenue and cost growth rates, the discount rate applied and customer attrition rate assumptions. The key assumptions used to determine the recoverable amount of the customer relationships, including a sensitivity analysis, are disclosed and further explained in note 13 of the consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Quantitative and Qualitative Disclosures of Market Risks

Our activities expose us to a number of financial risks including credit risk, market risk and liquidity risk. We manage these risks through various mitigating controls, and our approach to risk management generally is both prudent and adaptive. Overall responsibility for risk management rests with our board of directors. The board’s risk appetite is articulated and controlled through various mechanisms, including:

•	risk appetite statements applicable to each of the different categories of risk; and

•	a risk classification model which includes: credit, market, operational risk, liquidity, compliance, strategic and business, change and portfolio risk.

Implementation of risk appetite across our businesses is overseen by our Executive Risk and Credit Committee (“ERCC”). The ERCC sets a tolerance for each of the risk, which enables us to measure each individual category against our strategic objectives. The tolerances range between (i) very low, (ii) low, (iii) moderate and (iv) acceptable, with the majority set at either very low or low and two currently set at moderate. Risk limits, underpinned by trigger limits, are set across each risk factor by the ERCC (pursuant to its delegated authority as granted by our board of directors) and establish the boundaries within which our executive management team is empowered to operate.

Risk limits may be refreshed as needed to meet our changing corporate and strategic initiatives as well as emerging risks to our business. These limits, together with our overall risk appetite, are guided by regular review of the risk registers we have implemented across our businesses and ongoing engagement between our board and executive management team regarding the changing environment in which we operate and the strategic direction of our business.

A risk appetite dashboard is maintained by our risk management team and reported to each of the risk committee and the board on a quarterly basis for discussion, with any breach of a trigger or risk limit escalated as needed to the ERCC and/or the board to agree the necessary steps to remediate.

Key risk indicators are also established by our executive management team to enable us to manage our daily operations across our businesses at a more granular level. Dedicated resources within our Risk department control and management the exposures resulting from: (a) our own positions and (b) the positions our clients and related exposures to their counterparties, within the risk appetite set by our board of directors.

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For additional information, see note 31 to our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Our credit risk principally arises from cash and cash equivalents deposited with third-party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

We only make treasury deposits with banks and financial institutions that have received approval from our ERCC (or their authorized delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.

Our exposure to customer and counterparty transactions and balances is managed through our credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by our ERCC (or their authorized delegates) through a formalized process.

We have received collateral in respect of our derivative assets during the year ended December 31, 2024, amounting to $420.1 million from $184.5 million for the year ended December 31, 2023. Collateral was recognized in amounts due to exchanges, clearing houses and other counterparties.

Market risk

Our activities expose us to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. Our Agency and Execution, Market Making and Hedging and Investment Solutions businesses generate market risk as we act as principal.

Market risk sensitivity

We manage market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. We use a range of tools to monitor and limit market risk exposures; these include Value-at-Risk (“VaR”), sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented, as appropriate, to provide oversight and control over the Agency and Execution, Market Making and Hedging and Investment Solutions segments and to ensure that trading is conducted within the pre-set risk appetite of our board of directors.

Value at Risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

Our VaR model for the metals, agriculture and energy markets and the CSC business that we offer through our Market Making segment is based upon the Monte Carlo simulation technique. The VaR model for certain services within our Agency and Execution segment, including the OTC FX, US

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repurchase agreements (“US Repo”) and the US securities financing businesses, and certain services within our Market Making segment, including the Equities Market Making, Frontier FX and Volatility Performance Fund businesses and the interest rate swaps, corporate bonds and Delta One Total Return Futures desks, is based on the Historical Simulation technique.

We validate VaR by comparing the model’s output to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss.

We recognize the limitations of VaR by augmenting our VaR limits with other position and sensitivity limit structures. We also apply a wide range of stress testing, both on individual portfolios and on our consolidated positions.

Market risk management in our Agency and Execution segment

We use VaR, sensitivity limits and stress testing to assess the market risk associated with the Capital Markets division within our Agency and Execution segment; those parts of the Capital Markets division that exhibit market risk are the OTC FX, US Repo and US and EMEA securities financing businesses.

•

Market risk for the OTC FX business is monitored and regulated through limits based on FX Delta at the currency, tenor at overall book level and book level VaR. Our production and monitoring of VaR for the OTC FX business commenced in May 2024, and as at December 31, 2024 was less than $0.5 million.

•

Market risk for the US Repo business is monitored and regulated through daily limits based on DV01, and O/N vs term activity and book level VaR. As at December 31, 2024, the VaR for the US Repo business was less than $0.5 million ( compared to the VaR as at December 31, 2023, which was less than $0.5 million at December 31, 2023).

•

Market risk for the US securities financing business is monitored and regulated through daily limits based on GMV Trigger, P&L Loss Trigger, Term Limits and book level VaR. As at December 31, 2024, the VaR for the US securities financing business was less than $0.5m (compared to the VaR as at December 31, 2023, which was less than $0.5 million).

•	Market risk for the EMEA securities financing business is monitored and regulated through limits based on FX Delta, DV01, notional and tenor level.

Market risk management in our Market Making segment

We use VaR, risk sensitivity limits and stress testing to assess the market risk associated with the metals, agriculture and, energy markets and the CSC business that we offer through our Market Making segment and for certain businesses within through the Capital Markets within our Market Making segment. Those parts of the Capital Markets division considered within our Market Making that exhibit market risk are the Equities Market Making, Frontier FX and Volatility Performance Fund businesses and the interest rate swaps, corporate bonds and Delta One Total Return Futures desks.

•

For the metals, agriculture and energy markets and the CSC business, the VaR as at December 31, 2024 was less than $4.0 million (compared to the VaR as at December 31, 2023, which was less than $2.5 million). The average monthly VaR for the years ended December 31, 2024 and December 31, 2023, was less than $3.0 million and less than $2.5 million, respectively.

•	Market risk for the Equities Market Making business is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in

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place for monitoring gross long/short exposures. Additionally, a VaR limit is implemented to oversee and manage the desk activities. As at December 31, 2024, the VaR for the Equities Market Making business was less than $0.5 million (compared to the VaR as at December 31, 2023, which was less than $0.5 million).

•

Market risk for the Frontier FX business is monitored and regulated through limits based on FX Delta at the currency and tenor level and overall book level VaR. Our production and monitoring of VaR for the Frontier FX business commenced in January 2024, and as at December 31, 2024, the VaR was less than $0.5 million.

•

Market risk for the interest rate swaps desk is systematically monitored and regulated through limits based on PV01 at the currency, tenor and overall book level and book level VaR. Our production and monitoring of VaR for the interest rate swaps desk commenced in December 2024, and as at December 31, 2024 was less than $0.5 million.

•

Market risk for the corporate bonds desk is monitored and regulated through limits based on VaR, Stress, DV01 and Issuer GMV. As at December 31, 2024, the VaR for the corporate bonds desk was less than $0.5 million (compared to the VaR as at December 31, 2023, which was less than $0.5 million).

•

Market risk on the Delta One Total Return Futures desk, which was launched in 2025, is managed by risk sensitivity analysis (delta and dividend) and stress testing to ensure that market risk remains within the agreed limits. As at December 31, 2024, the delta and dividend exposure of the Delta One Total Return Futures desk was less than $0.5 million.

•

Market risk in the Volatility Performance Fund business is managed both by risk sensitivity analysis and stress testing to ensure that market risk remains within the agreed limits. As at December 31, 2024, the stress exposure for the Volatility Performance Fund business was less than $0.5 million (compared to the stress exposure as at December 31, 2023, which was less than $0.5 million).

Market risk management in our Hedging and Investment Solutions segment

The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customized OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:

•	commodity risk,

•	equity risk,

•	foreign exchange risk,

•	interest rate risk,

•	credit spread risk, and

•	crypto currency risk.

Risk sensitivity limits together with scenario stresses are used to manage the market risk for the Hedging and Investment Solutions segment given the inherent complexity of our products. The products traded within this segment give rise to a number of different market risk exposures, commonly known as the “greeks” (e.g. delta, gamma, vega). Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market Risk function.

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The net equity market risk exposure to customized OTC derivatives, which includes structured notes issuances and hedges, within the Hedging and Investment Solutions segment, using the delta measure, was less than $8.5 million for the year ended December 31, 2024 (compared to the net equity market risk exposure as at December 31, 2023, which was less than $0.5 million). Risks on other assets classes are small.

Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.

Risk sensitivity calculations are made using a dedicated risk engine, whose models have been validated. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.

We issue products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in eight other cryptocurrencies. See note 19 to our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus for a discussion of our exposures to cryptocurrencies.

Foreign currency risk

Our policy is to minimize volatility as a result of foreign currency exposure. We monitor our net exposure on a daily basis and manage it by buying or selling foreign currency. We also enter into hedges for future-dated non-USD commitments through the use of derivative instruments, which may be designated as cash flow hedge relationships in accordance with our accounting policy.

The associated gains and losses on derivatives that are used to hedge GBP commitments are recognized in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.

For the year ended December 31, 2024, the aggregate amount of gains/losses under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments was a loss of $1.8 million (compared to a gain of $2.9 million for the year ended December 31, 2023). We anticipate that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be recycled to profit and loss.

For the year ended December 31, 2024, no ineffectiveness had been recognized in profit and loss arising from the hedging of these future dated GBP commitments (compared to the year ended December 31, 2023, for which no ineffectiveness was also recognized).

For additional information, see note 31 to our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Interest rate risk

We are exposed to interest rate risk on cash, investments, derivatives, client balances and borrowings, including debt issuances. The main interest rate risk is derived from interest-bearing deposits in which we invest surplus funds and bank borrowings, although our exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-bearing assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, we are only exposed for the time it takes to reset our investments, which are held at rates fixed for a maturity that does not exceed three months, with the exception of U.S. Treasuries, which have a maturity of up to two years.

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Our risk management strategy is to reduce the volatility in our interest receipts owing to changes in the short term reference rate for our short term deposits. As such, we monitor the reference rates to ensure that any adverse changes in the reference rate does not adversely affect our earnings. During 2024, to hedge against future perceived interest rate headwinds, we entered into a series of interest rate swaps in USD and EUR to ensure a smoother profile of interest rate returns. We have designated certain interest rate swaps as hedging instruments and the associated gains and losses on the interest rate swaps hedging future interest cash flows are recognized in other comprehensive income. See our audited consolidated financial statements as of and for the year ended December 31, 2024 in our Form 20-F incorporated by reference in this prospectus for details on the interest rate swap contracts (within derivatives on the statement of financial position) that are designated in hedging relationships.

We have interest rate exposure related to the changes in the short term reference rate on our overnight deposits. We have entered into interest rate swap contracts to hedge the interest rate risk arising from these deposits, which are designated as cash flow hedges.

As at December 31, 2024, the aggregate amount of gains/losses under interest rate swap contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future interest receipts is a loss of $24.6 million (compared to as at December 31, 2023, at which it was $nil). As at December 31, 2024, no ineffectiveness has been recognized in profit and loss arising from these hedges (compared to as at December 31, 2023, at which point it was $nil).

Our exposures to interest rate risk arise from financial assets and liabilities measured at fair value, issued debt securities, investments, client balances and derivatives. Changes in interest rates also have an impact on our net interest income. The overarching risk objective is to match the risk profile of interest-bearing assets and liabilities, while maintaining risk limits and monitoring processes for residual exposures.

Interest rate risk arising from financial assets and financial liabilities measured at fair value within our trading portfolio is managed as part of the market risk management framework.

Our approach to issued debt securities, including medium-term note programs, is to convert fixed rate coupons to floating rates of interest to match predominantly floating interest rate earning assets. This is typically achieved using interest rate derivatives, which are designated as fair value hedge relationships in accordance with our accounting policy. The interest rate risk of investments is managed by approved risk limits, which consider credit quality and duration.

Our objective is to reduce the volatility of net interest income arising from client-driven balances (e.g. cash deposits to meet margin requirements), which can be remunerated on a fixed or floating (spread) basis. Interest rate exposure arises from fixed rate client interest terms, where the corresponding assets yield a floating rate of interest at an exchange, a bank account and within investments. We have entered into a rolling portfolio of interest rate swaps, for a portion of relevant client balances, which are designated as fair value hedges in accordance with our accounting policy.

We monitor interest rate movements and the potential impact to net interest income (“NII”) continuously. We are sensitive to movements in short-term rates, as changes to the rate will require a rebalancing of any fixed-rate exposure. We consider short-term rates to include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. We are able to manage interest rate exposure using a variety of instruments and are exposed to material changes in the short-term rates, as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short-term rates suggests that movements are usually within a 100bps range (based on a review of Federal Funds rate movement over a rolling three-month period

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between January 2022 and September 2023), and, as such, we have considered a movement of 100bps to be an extreme scenario over a three-month period.

We have modeled our interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets that are interest-bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behavior or related management actions.

We estimate that as of December 31, 2024, if the relevant short-term interest rates had been 100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended December 31, 2024 would increase by $17 million (from $38 million for the year ended December 31, 2023). If the short-term interest rates had been 100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended December 31, 2023 would decrease by $17 million (from $38 million for the year ended December 31, 2023). This impact relates solely to NII and does not include the impact of compensation or taxes, which would reduce the impact on profit after tax.

For additional information, see note 31 to our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus.

Fair value hedge

At December 31, 2024, we had an interest rate swap and a cross currency swap agreement in place with a notional amount of €300 million, whereby we receive SOFR + 6.1% and $327.3 million in return for €300 million and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.

At December 31, 2024, we also had an interest rate swap with a notional amount of $600.0 million, whereby we receive the fixed rate of 6.404% and pays the floating rate of SOFR + 2.5751%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). We have established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, we use the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.

Hedge ineffectiveness can arise from:

•	different interest rate curve applied to discount the hedged item and hedging instrument;

•	differences in timing of cash flows of the hedged item and hedging instrument; and/or

•	the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, we monitor these exposures carefully and ensure

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that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules. Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the ERCC.

The largest concentration of cash balances as at December 31, 2024 was 44% (from 46% as at December 31, 2023), to a U.K.-based, AA rated global banking group (and a U.K.-based, AA- rated global banking group as of December 31, 2022).

The largest concentration of exposures to exchanges, clearing houses and other counterparties as at December 31, 2024 was 32% to the ICE (from 38% as at December 31, 2023), and 26% to the CME (from 38% as at December 31, 2023).

As at December 31, 2024, the largest concentration of exposures to treasury instruments is to the U.S. government, as 86% of the instruments are issued by the U.S. government or a U.S. government-sponsored enterprise (from 97% as at December 31, 2023).

Liquidity risk

We define liquidity risk as the failure to meet our day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Internal Capital and Risk Assessment (“ICARA”) and Liquidity Risk Framework. To mitigate liquidity risk, we have implemented robust cash management policies and procedures that monitor liquidity daily to ensure that we have sufficient resources to meet our margin requirements at clearing houses and with third-party brokers. In the event of a liquidity issue, we have access to existing global cash resources, including $275 million under our two committed credit facilities (the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility), and a further $200 million via the MCMI Credit Facility. The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of our overall liquidity requirements. Short-term liquidity requirements are monitored and subject to limits reflecting our liquidity resources.

There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and U.S. Treasuries with a maturity of up to two years.

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and our two committed credit facilities, the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, as of December 31, 2022, where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.

Internal Control over Financial Reporting

Prior to the completion of our IPO, we were a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have identified material weaknesses in our internal control over financial reporting.

The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements,

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(ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support over the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

To address the material weaknesses identified above, we have developed a remediation plan in 2024 and are continuing to implement these remediation efforts. The remediation plan includes the following activities: (i) the strengthening of our financial reporting and accounting teams, including through hiring additional experienced technical personnel, and an on-going assessment of how these teams’ capabilities can be further enhanced as needs are identified; (ii)the engagement of external experts to support the design of our risk assessment processes and control framework in line with the Committee of Sponsoring Organizations of the Treadway Commission (otherwise known as “COSO”) framework, including a continued evaluation of the design and operational effectiveness of internal controls; (iii) the implementation of tools to support the allocation and tracking of completion and review over balance sheet account reconciliations, establishment of a system-enforced segregation of duties for posting and approval of manual journals and improved controls over access administration (particularly over key internal systems); and (iv) engagement with external experts to enhance documentation around control processes and the establishment of effective communication channels to monitor and report information on such control processes (which was commenced during the third quarter of 2024). See “Risk Factors—Risks Relating to this Offering and Ownership of our Ordinary Shares—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.”

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BUSINESS

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our assets and products. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $1,594.7 million and $1,244.6 million of revenue for the years ended December 31, 2024 and 2023, respectively, and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 60 exchanges, including as a Category 1 member of the LME and a top 5 participant by volume on each of the CME and the ICE. During the years ended December 31, 2024 and 2023, we cleared approximately 1,116 million and 856 million contracts, respectively. We have a diverse client base of 5,031 active clients and 4,182 active clients as of December 31, 2024 and 2023, respectively. We define “active clients” as clients who have generated more than $5,000 in revenue for us in a given period. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the APAC region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other

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independent non-bank futures commission merchants (such as ADM Investor Services and RJ O’Brien) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). In 2024, we were one of the 10 largest FCMs in the United States by average segregated funds, according to publicly available data from the FIA. There is declining competitive intensity in this segment, as the number of FCMs has declined by approximately 53% from December 2002 to December 2024, based on exchange information. There is also concentration among the largest providers, with the top 10 FCMs holding approximately 75% of margin balances as of December 2024, according to data from the FIA. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average value-at-risk (“VaR”) and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of time zones. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity and funding for our business. Our Financial Products business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

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•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support our operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted loss before tax from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

A summary of our four core businesses is set forth in the table below as of December 31, 2024.

[1]

Revenue values do not sum to 100% due to the exclusion of Corporate segment revenue. Adjusted Profit Before Tax is a non-IFRS measure. Please see “Presentation of Financial and Other Information—Non-IFRS Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for further information on the definitions of our non-IFRS measures and a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

[2]

Represents average daily VaR, across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment. Please see note 31 to our audited consolidated financial statements for the year ended December 31, 2024 in our Form 20-F incorporated by reference into this prospectus for further information about how we calculate VaR.

Our well-invested and industry leading technology and support infrastructure underpin our growth and provide centralized back-office functions for our four core businesses. For the year ended December 31, 2024, average FTE headcount in our control and support functions was 1,084, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our control and support functions and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to

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our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a CAGR of 28% from 2014 to 2024 and Adjusted Profit Before Tax by a 35% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. Our strong cash flow profile also supports capital returns and opportunistic acquisition activity. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness.

From 2021 to 2024, we grew our number of active clients from approximately 2,190 to 5,031 and average balances from $4.7 billion to $13.5 billion. Our revenue also grew at a CAGR of 43% during the same periods. For the years ended December 31, 2024, 2023 and 2022, we generated revenue of $1,594.7 million, $1,244.6 million and $711.1 million, respectively. For the same periods, we generated profit after tax of $218.0 million, $141.3 million and $98.2 million, respectively, and Adjusted Profit Before Tax of $321.1 million, $230.0 million and $121.7 million, respectively, with a profit margin of 14%, 11% and 14%, respectively, and an Adjusted Profit Before Tax Margin of 20%, 18% and 17%, respectively. For the years ended December 31, 2024, 2023 and 2022, we achieved a return on equity (calculated as profit after tax for the period divided by average equity for the period, which is calculated as the average of total equity as of December 31 of the prior period, June 30 of the current period and December 31 of the current period) of 25%, 19% and 17%, respectively.

Our principal executive offices are in New York and London, and we operate across Europe, the Americas, the Middle East and APAC regions with more than 40 offices worldwide and over 2,000 employees as of December 31, 2024.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which further expanded and diversified our product offering in financial securities and our U.S. client base.

On April 24, 2024, our registration statement on Form F-1 related to our IPO was declared effective by the SEC, and on April 25, 2024, our ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX.”

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

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We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 28% from 2014 to 2024 and Adjusted Profit Before Tax by a 35% CAGR over the same period.

Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients, including execution, hedging and connectivity to global exchanges, across what we believe is a comprehensive range of asset and product classes.

We have continued to grow market share across Clearing, Energy and Securities when looking at Marex volumes growth versus market growth, according to FIA. Marex was also the fastest growing FCM by client assets in the US in 2024, according to CFTC data.

[1]

All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX); Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX; Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, BOT, CME, Eurex, Euronext, ICE, SGX.

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A comparison of our service offerings and those of our key competitors is set forth in the table below.

[1]

Represents management’s view of core competitors by our core businesses. A check mark is indicative of the core competitors that we believe have a presence within the given core business and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a core business was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various core businesses.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Market Size and Growth

We estimate the serviceable addressable market by revenue for our services to be approximately $75 billion per annum. We calculated our total addressable market by using publicly available data for each of our four core businesses, where available. Based on our calculations as described below, we believe we had an approximately 2% share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our product offering and geographic footprint, while adding new clients and doing more business with our existing clients.

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Below is a summary of our calculations for our estimated market share for each of our four core businesses as of December 31, 2024.

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial Securities: Total market size derived from a combination of publicly available revenue reported by our key competitors and publicly available market volumes in financial execution, with our market share calculated by dividing either our volumes or our revenue from each business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making: We divide our revenue generated by this segment’s market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size, using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions: Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

The markets that we service are large, well-established and growing. Our analysis suggests that together, the commodities and financial derivative market volume has grown at a 6% CAGR between 2009 and 2024. Although the growth rate in any given year can be impacted by external events, which can impact volatility or the risk appetite of market participants and cause market conditions to evolve, we anticipate that market volumes in these core markets will continue to increase gradually. The consistent volume growth has resulted from demographic trends and globalization, with the demand for energy, commodities and financials steadily increasing. In addition, increased demand for exchange-traded derivative products after the financial crisis presents a tailwind for the addressable markets across asset classes.

[1]

Source: FIA data, includes exchange traded volumes on key exchanges for Marex (CBOE, CBOT, CME, COMEX, Eurex, Euronext, ICE, LME, SGX, Singapore) for Agriculturals, Energy, Non-Precious Metals (Commodities) and Currency, Equity Index, Individual Equity, Interest Rates (Financials

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Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to invest and compete, while commercial and investment banks have been focusing increasingly on their largest clients and de-emphasizing infrastructure-heavy business lines. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations and increased compliance and reporting obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe the breadth of our product offering, the investments we have made in our platform, our prudent capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global transition towards net-zero for greenhouse gas emissions requires a shift in capital flows and investment away from high-carbon industries and activities into the low-carbon future over time. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support this transition. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U. compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $22.7 million for the year ended December 31, 2021 to $66.1 million for the year ended December 31, 2024.

Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

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These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain, including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 5,000 active clients as of December 31, 2024, across Europe, the United States, the Middle East and APAC, including blue-chip commodities consumers and producers and large global financial institutions. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to our clients that have a need to trade to manage their business risk, regardless of market conditions.

Our financial performance and diversity across core businesses, asset classes and geographies for the year ended December 31, 2024 is set forth below.

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[1]

Excludes our Corporate segment. Adjusted Profit Before Tax is a non-IFRS measure. Please see “Presentation of Financial and Other Information—Non-IFRS Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for further information on the definitions of our non-IFRS measures and a reconciliation of each of our non-IFRS measure to its most directly comparable IFRS measure.

[2]	Represents revenue by underlying asset class in each transaction.
[3]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 5 of our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Our diversity by business segment, asset class and geography reinforces our competitive advantage and underpins the resilience in our financial performance, as demonstrated through ten consecutive years of profit after tax and Adjusted Profit Before Tax growth from 2014 to 2024 through a variety of market environments. In addition, the volatility of our results has declined, as evidenced by the increase in Sharpe ratio from 2.0 in 2023 to 4.7 in 2024, and the increase in the Adjusted Sharpe ratio from 4.3 in 2023 to 5.2 in 2024.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure: Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth.

At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence: We have an extensive global footprint across 18 countries. As of December 31, 2024, we operated across a variety of asset classes, through more than 40 offices across Europe, the Middle East, and Africa (“EMEA”), the Americas and APAC. We connect to 60 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in 2024 we became the first non-bank FCM clearing member to offer clearing of interest rate swaps through the LCH SwapClear service.

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•

Experience of M&A integration: We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base: Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability.

To assess our front-office productivity, we track revenue per front-office FTE, which reached $1.3 million in 2024, up from $0.9 million in 2021. Similarly, we have increased productivity in regard to our control and support employees within our Corporate segment, with 1.03 million contracts cleared per control and support FTE in 2024, up from 443,000 in 2021.

Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust risk management infrastructure and a large team of seasoned risk professionals.

For example, our Market Making business is client driven, and we do not take directional views on markets and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 86% positive days, 98% positive weeks and 100% positive months in the year ended December 31, 2024 and 88% positive days, 100% positive weeks and 100% positive months in the year ended December 31, 2023. Our average VaR was approximately $3.2 million for the year ended December 31, 2024.

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[1]

Represents average daily VaR, across both Marex Financial and Marex Capital Markets Inc, which comprises risk in the Market Making segment. Please see note 31 to our audited consolidated financial statements for the year ended December 31, 2024 in our Form 20-F incorporated by reference into this prospectus for further information about how we calculate VaR.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.9 million, $1.1 million, $1.0 million and $4.5 million recognized in the years ended December 31, 2021 to 2024, respectively, with realized credit losses representing 0.2%, 0.2%, 0.1% and 0.3% of revenue for each of the years ended December 31, 2021 to 2024, respectively. In the years ended December 31, 2021, 2022, 2023 and 2024, we utilized 60%, 59%, 53% and 46%, respectively, of our total credit lines based on a combination of initial margin and variation margin utilization.

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We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with total capital ratios of 234% and 229% for the years ended December 31, 2024 and 2023, respectively. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period. Our funding sources grew from $1.2 billion as of December 31, 2021 to $3.8 billion as of December 31, 2024, and our liquidity headroom grew from $475 million to $1,060.0 million over the same period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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*	Some of the funding shown above is denominated in other currencies that have been converted to USD. Dotted boxes indicate undrawn revolving credit facilities.
[1]	Regulatory capital represents tangible equity and other instruments that qualify as regulatory capital.
[2]	Minimum capital requirement determined by the OFTR based on our latest ICARA process.
[3]	Our total capital resources as a percentage of Own Funds Requirement
[4]

Liquidity headroom is calculated as the maximum cumulative outflow based on three scenarios that we consider (systemic, idiosyncratic and combined) together with assumptions based on various factors, such as variation margin requirements, initial margin call requirements and our ability to draw on our RCF to give a total headroom over and above triggers and limits approved by our board of directors for each factor.

[5]	AT1 is a perpetual note, with the first call option in 2027 but a maturity beyond 2029.

Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our organic growth has been supported by:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas;

•	cross-selling additional services to existing clients; and

•	growth in client balances and rising interest rates.

Our revenue grew at a CAGR of 43% from 2021 to 2024. Our revenue grew from $541.5 million for the year ended December 31, 2021 to $711.1 million for the year ended December 31, 2022, and of this growth, 68%, or $115.1 million, was attributable to organic growth and 32%, or $54.5 million, was attributable to acquisition-related growth. Our revenue then grew from $711.1 million for the year ended December 31, 2022 to $1,244.6 million for the year ended December 31, 2023, of which 32%, or $170.0 million, was attributable to organic growth and 68%, or $363.0 million, was attributable to acquisition-related growth. Our revenue grew from $1,244.6 million for the year ended December 31, 2023 to $1,5947 million for the year ended December 31, 2024, and of this growth, 89%, or $254.0 million, was attributable to organic growth and 27%, or $96.1 million, was attributable to acquisition-related growth.

Our profit after tax grew at a CAGR of 57% from 2021 to 2024. Our profit after tax grew from $56.5 million for the year ended December 31, 2021 to $98.2 million for the year ended December 31, 2022, and of this growth, 85%, or $35.8 million, was attributable to organic growth and 14%, or $5.9 million, was attributable to acquisition-related growth. Our profit after tax then grew from

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$98.2 million for the year ended December 31, 2022 to $141.3 million for the year ended December 31, 2023, of which 20%, or $8.4 million, was attributable to organic growth and 81%, or $34.7 million, was attributable to acquisition-related growth. Our profit after tax grew from $141.3 million for the year ended December 31, 2023 to $218.0 million for the year ended December 31, 2024, and of this growth, 11%, or $8.7 million, was attributable to organic growth and 89%, or $67.9 million, was attributable to acquisition-related growth.

Our Adjusted Profit Before Tax grew at a CAGR of 59% from 2021 to 2024. Our Adjusted Profit Before Tax grew from $79.6 million for the year ended December 31, 2021 to $121.7 million for the year ended December 31, 2022, and of this growth, 83%, or $34.9 million, was attributable to organic growth and 17%, or $7.3 million, was attributable to acquisition-related growth. Our Adjusted Profit Before Tax then grew from $121.7 million for the year ended December 31, 2022 to $230.0 million for the year ended December 31, 2023, of which 55%, or $59.1 million, was attributable to organic growth and 45%, or $49.2 million, was attributable to acquisition-related growth. Our Adjusted Profit Before Tax grew from $230.0 million for the year ended December 31, 2023 to $321.1 million for the year ended December 31, 2024, and of this growth, 86%, or $78.7 million, was attributable to organic growth and 14%, or $12.4 million, was attributable to acquisition-related growth. Please see “Management’s Discussion and Analysis of Financial Information—Non-IFRS Measures—Organic Growth” for further information regarding how we define and calculate revenue organic growth, profit after tax organic growth and Adjusted Profit Before Tax organic growth and for a reconciliation of our Adjusted Profit Before Tax attributable to organic growth to the nearest IFRS Accounting Standards measure.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 26 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 28% from 2014 to 2024 and Adjusted Profit Before Tax by a 35% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality services to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

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Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our control and support function to accommodate increases in our front-office staff and global client base.

A summary of our historical growth is set forth below.

[1]

Adjusted Profit Before Tax is a non-IFRS measure. For additional information regarding our non-IFRS measures, and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS Accounting Standards measure, see “Summary Consolidated Financial and Other Data—Non-IFRS Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

[2]	2014 represents total number of clients at the end of the year. 2019 and 2024 represents active clients (those that generate more than $5,000 in revenue) for that year.
[3]	Employees includes both permanent employees and contractors as of the end of a given period.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We grew our number of active clients from approximately 2,190 in 2021 to 4,182 and 5,031 as of December 31, 2024 and 2023, respectively. We have also grown average balances from $4.7 billion for the year ended December 31, 2021 to $13.5 billion for the year ended December 31, 2024. A key element of our growth strategy is to leverage our full service offering to deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. For the year ended December 31, 2023, 51% of our clients used more than one of our products, and in the same year, these clients generated, on average, 3.5 times more revenue than those who only used one product. Additionally, from 2021 to 2024, the number of clients generating more than $1 million in revenue has grown from 73 to 269, which represents 54% growth per annum over the period. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2024 and 2023, as we continue to grow our

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client base and increase revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

[1]	Active clients include clients that have generated more than $5,000 in revenue for us in a given period.

The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us. We define “larger clients” as clients who are in our top 100 clients based on revenue.

Extend Geographic Coverage of Our Offering

As of December 31, 2024, we had more than 40 offices across EMEA, the Americas and APAC and provided connectivity to 60 exchanges globally. Expanding our global footprint is a core part of our strategy to diversify our business and grow our client base.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our acquisition of ED&F Man Capital Markets, which significantly increased our clearing capabilities in the United States and increased our client assets. More recently, following our acquisition of Cowen’s legacy prime services and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

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We have identified significant opportunities for growth in the securities and commodities markets in the United States, including continuing to develop our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets and the potential to issue structured products in the United States. In commodities, we see opportunities to increase our presence in power and recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil, gas and power products in our Clearing and Agency and Execution businesses.

The Middle East region offers a significant opportunity for us to expand our growing client base, particularly to a large number of clients active in the energy and commodity markets. Following the acquisition of ED&F Man Capital Markets, we also gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region. As of the date of this prospectus, we have around 60 people in the region offering our four core services to clients across energy, metals and financial markets. The acquisition of the Aarna Group also gives us a presence in the ADGM and expands our Clearing capabilities in the Middle East region.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to grow our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 5 of our consolidated financial statements for the year ended December 31, 2024 included in our Form 20-F incorporated by reference into this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

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[2]	Represents the average number of our full-time equivalents over the period, including permanent employees and contractors.

Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments. The FX markets offer a significant growth opportunity. We are building out our FX hedging capabilities by hiring experienced market professionals in our Agency and Execution business. We launched Neon FX, leveraging our Neon client platform to streamline liquidity on key currency pairs for spot and forward contracts. We also announced the acquisition of Hamilton Court Group, expanding our FX operations in Europe. Also, we now offer prime services and outsourced trading capabilities for clients across Europe, the US, Asia and Middle East.

We believe there is a substantial opportunity to capitalize on environmental trends. We currently offer: emissions and biofuels and biogas products in all of our core businesses; renewable power in our Clearing, Market Making and Agency and Execution segments; and recycled metals in our Market Making segment. In addition to the environment-related products we currently offer, we believe there is a significant opportunity to develop bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from environmental products increased to $66.1 million for the year ended December 31, 2024 from $46.7 million for the year ended December 31, 2023. In July 2023, we acquired GMN, a recycled metals market maker based in Hong Kong. In October 2024, we entered into a partnership with Key Carbon, pursuant to which we acquired a minority stake in Key Carbon and provided financing for carbon offset projects within Africa; we also acquired the business of Dropet, a Spanish biofuels company. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as our coverage of financial securities, such as equities and fixed income, in Agency and Execution. Furthermore, our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financial securities, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. In the years ended December 31, 2024 and 2023, financial securities contributed revenue of $442.8 million and $345.4 million respectively, up from $100.2 million in the year ended December 31, 2022. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

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Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have also been an important driver and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to the U.S. and APAC markets and added over 1,000 new clients. As a result, our client balances (including segregated and non-segregated client balances) increased by 83% to $14.6 billion as of December 31, 2022 from $8.0 billion as of June 30, 2022, and the acquisition added to our capabilities within the financial securities markets. Through the acquisition of the Aarna Group, we expect to expand our operations in the Middle East with access to new geographies (notably in the ADGM and India) and complementing our existing Clearing and Agency and Execution business segments.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

Based on our historical success in integrating acquisitions, we believe that we have become an acquiror of choice, which, combined with large market participants retrenching from the space, has led to a supportive market for smaller bolt-on M&A.

While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage. Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period.

Going forward, we will continue to look for bolt-on acquisitions (which have historically been funded through retained earnings, while allowing us to maintain an attractive dividend policy for our shareholders) at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business. The acquired operations have been incorporated into the MCMI business in the United States, and we have retained them within the acquired Cowen entity, Cowen International Limited (which is now called

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Marex Prime Services Limited), in the United Kingdom. The acquisition of Cowen’s legacy prime services and outsourced trading business is highly complementary to our existing capabilities in the financial markets, has further expanded our asset manager client base and supports our continued expansion into the United States. We also expect to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

Our Principal Services

We provide broking and other essential specialist services to counterparties operating in the major wholesale and exchange-traded commodity markets in the United Kingdom, Europe, North America and certain markets in APAC. Our services are divided into four core businesses: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions, from which we derived 29%, 44%, 13% and 10%, respectively, of our revenue for the year ended December 31, 2024.

Clearing

We provide clients with execution and clearing services on 60 regulated exchanges worldwide. We offer execution and clearing services in metals (both base and precious), agricultural products (primarily softs, which include cocoa, coffee, grains, livestock and sugar), energy and financial futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.

Our execution and clearing teams are based in London, New York and Chicago. Our execution and clearing activities are primarily concentrated on the LME, CME and the ICE. We are a Ring Dealer and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients. We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. Our Clearing fee pricing is determined on a client-by-client basis, based on factors including creditworthiness, client type and asset class (commodities, for example, have a higher commission rate on average than other asset classes, such as financial securities). We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.

We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents or, on occasion, metal warrants. This collateral is posted to a separate, standalone account and cannot be used to fund trading. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.

In 2019, we launched Marex Clearing Services to consolidate and advance our existing clearing offerings. Marex Clearing Services caters exclusively to the wholesale market, predominantly providing services to groups of traders. Marex Clearing Services’ activities are concentrated in interest rate and stock index futures and options products traded on the ICE, the London International Financial Futures and Options Exchange and Eurex, the European derivatives exchange. Our Neon client portal complements our Clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk.

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For the years ended December 31, 2024, 2023 and 2022, we cleared 1,116 million, 856 million and 248 million contracts, respectively. Our Clearing business had a front-office headcount of 278, 253 and 260 FTEs and held average balances of $13.5 billion, $12.9 billion and $9.1 billion for the years ended December 31, 2024, 2023 and 2022, respectively. We had over 2,800 active clients in our Clearing business for the year ended December 31, 2024. Our Clearing business generated $466.3 million, $373.6 million and $200.0 million of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively, representing 29%, 30% and 28% of our total revenue for the same periods. Our Clearing business generated Adjusted Profit Before Tax of $247.3 million, $185.0 million and $77.5 million for the same periods, respectively, and an Adjusted Profit Before Tax Margin of 53%, 50% and 39% for the same periods, respectively.

We expect to integrate our commercial and operational Clearing capabilities in Europe with the United States. We also intend to expand our operations and exchange memberships in APAC and Latin America.

Agency and Execution

Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily in through its Capital Markets and Energy divisions. We utilize market connectivity to match buyers and sellers to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle and, in connection with our Prime Brokerage Services business, provide trade execution custody and clearing services. Our clients can trade with us through multiple channels, including voice, electronic and algorithmic, across all of our principal markets.

For the years ended December 31, 2024 and 2023, our Agency and Execution business had a front-office headcount of 666 and 553 FTEs, respectively. Our Agency and Execution business generated $541.5 million, $541.5 million and $230.7 million in revenue for the years ended December 31, 2024, 2023 and 2022, respectively, representing 44%, 44% and 32% of our total revenue for the same periods. Our Agency and Execution business generated Adjusted Profit Before Tax of $107.9 million, $71.9 million and $23.4 million for the same periods, respectively, and an Adjusted Profit Before Tax Margin of 16%, 13% and 10% for the same periods, respectively.

Capital Markets

Through our Capital Markets division, which is also known as our Securities business, we offer liquidity and execution services for financial securities through 42 trading desks that cover products including foreign exchange, equities, fixed income and other offerings. The division also consolidates certain businesses that we have acquired over recent years, such as XFA, Volcap Trading Partners Ltd, the Frontier Markets business, certain desks within MCMI, the brokerage business of OTCex and the prime brokerage and outsourced trading businesses of Cowen, and organically developed businesses such as our Interest Rates Swaps, Cash Equity, Equity Derivatives and Bank Facilitation desks.

In financial securities markets, we mostly operate on a matched principal basis, whereby we enter into simultaneous transactions with both a buyer and seller in such a manner that minimizes our market risk exposure under each side of the transaction, generating revenue through either a spread between buying and selling prices or commission. Our Capital Markets division comprises the following product lines: Equities, Credit, Rates, Foreign Exchange and Prime Brokerage Services. Certain product lines within our Capital Markets division, in respect of which we act as principal to buy or sell financial securities for our own account to increase market liquidity, also contribute to our Market Making segment, as set out in “—Market Making” below.

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Energy

Our Energy division is comprised of our traditional wholesale energy brokerage business and matches buyers and sellers in the OTC energy market.

We operate as an agent for our clients, leveraging our extensive knowledge of the energy sector and our relationships with clients to arrange trades in OTC energy products and add value through multi-leg, multi-product and multi-class transactions. We cover energy asset classes in all major markets and have a leading market share in many products, which allows us to access deep liquidity for our clients.

We offer Energy services across the below principal products:

•

Oil: Fuel oil financial products, light ends (such as liquefied petroleum gas and naphtha financial products), physical oil products, gasoline financial products, middle distillates financial products, crude futures, crude options, OTC crude and physical crude.

•	Power and gas: Power, natural gas, liquid natural gas futures, OTC crude, physical crude, renewables and petrochemicals.

•	Shipping and freight: Physical wet freight.

Our Energy division generates revenue through commissions from arranging trades and through the sale of OTC energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.

Market Making

We provide Market Making services across major commodities markets for metals and agricultural products and energy. We also act in a market making capacity in respect of financial securities and certain product lines within our Capital Markets division, including in equities, corporate bonds and interest rate swaps products and through our Frontier FX desk. As of December 31, 2024, we traded a total of 57 asset classes and had 134 front-office FTEs in our Market Making business. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the LME, the CME and ICE.

We offer Market Making services across four principal markets:

•

in the metals markets, which contributed $105.9 million, $69.3 million and $88.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, to our Market Making revenue. Our products include base, precious and ferrous metals;

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in the agricultural markets, which contributed $33.8 million, $27.5 million and $20.3 million for the years ended December 31, 2024, 2023 and 2022, respectively, to our Market Making revenue. Our products include coffee, cocoa, wheat, rapeseed, sugar and corn. Our RCG division also has particular expertise in grains and livestock;

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in the energy markets, which contributed $32.5 million, $31.6 million and $52.1 million for the years ended December 31, 2024, 2023 and 2022, respectively, to our Market Making revenue. Our products include Canadian crude, coal, middle distillates, fuel oil, gasoline, heating oil, naphtha, diesel, natural gas, power and renewables; and

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in the securities markets, which contributed $35.6 million, $25.6 million and $11.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, to our Market Making revenue. Our products include small cap equities and equity volatility products.

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We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do not take directional positions. The clients we serve in our Market Making business are categorized as producers and refiners (such as Codelco, ZiJin, Cooxupe, Cepsa, Glencore, Gasum and ElectroRoute), consumers (such as Wendy’s, Nestle, Nordon and Energie260), Banks (such as Goldman Sachs, BNP Paribas and RWE), and trading firms and asset managers (such as BlackRock, Wellington Management, Glencore and Shell Energy). We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low average VaR of approximately $3.2 million, $2.5 million and $2.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Market Risk—Value-at-risk” for further information on how we calculate VaR.

Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the years ended December 31, 2024, Market Making trading was profitable 86% of days, 98% of weeks and 100% of months, for 2023, Market Making trading was profitable 88% of days, 100% of weeks and 100% of months and for 2022, Market Making trading was profitable 84% of days, 96% of weeks and 100% of months.

As of December 31, 2024, 2023 and 2022, our Market Making business had a headcount of 134, 109 and 77 FTEs, respectively. Market Making generated $207.8 million, $153.9 million and $172.6 million of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively, representing 13%, 12% and 24% of our total revenue for the same periods, respectively. Our Market Making business generated Adjusted Profit Before Tax of $65.6 million, $33.3 million, $66.5 million for the same periods, respectively, and an Adjusted Profit Before Tax Margin of 32%, 22% and 39% for the same periods, respectively.

Hedging and Investment Solutions

Through the Hedging Solutions division of our Hedging and Investment Solutions business, we provide our clients with OTC traded hedging and customized OTC derivatives solutions. We generate revenue from our Hedging and Investment Solutions business by building a return into the pricing of the product. Our commodity hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in energy and commodity prices, as well as exchange rates, across a variety of different time horizons.

Where a client’s requirements go beyond the solutions offered by exchange listed products, our Hedging and Investment Solutions business creates a tailored derivatives solution through customized OTC derivatives with the objective of matching the client’s needs. The division comprises two key sub-divisions: (i) Hedging Solutions; and (ii) Financial Products.

As of December 31, 2024, 2023 and 2022, our Hedging and Investment Solutions business had FTEs of 177, 113 and 86 employees, respectively. Our Hedging and Investment Solutions generated $161.5 million, $128.1 million and $100.0 million of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively, representing 10%, 10% and 14% of our total revenue for the same periods, respectively. Our Hedging and Investment Solutions generated $42.0 million, $33.8 million and $27.8 million of Adjusted Profit Before Tax for the years ended December 31, 2024, 2023 and

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2022, respectively, and an Adjusted Profit Before Tax Margin of 26%, 26% and 28% for the same periods, respectively.

We intend to further build out the distribution network for our Hedging and Investment Solutions business in the United States, Brazil and APAC and explore opportunities in the environmentals market, including carbon credits. We also plan to continue to invest in our derivatives engine and client portal to further enhance our competitive advantage.

Hedging Solutions

The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of commodity markets, including agriculture (including grains, softs, forestry and dairy), metals, energy (including biofuels) and currency markets. Clients include trading houses, producers and consumers as well as banks and distributors.

Hedging Solutions organizes tailored hedging solutions into four primary categories:

•	Participation: Participation products allow clients to participate one-to-one in the underlying market, either in the underlying contract currency or in the local currency.

•	Protection: Protection products allow clients to mitigate against adverse or unexpected market moves that could otherwise damage the business.

•	Price Improvement: Price improvement products enable clients to achieve a better sale price compared to the market price, in exchange for less certainty in volume executed.

•	Range Extraction: Range extraction products extract value from range bound markets. These can be tailored to give more appropriate risk profiles than listed alternatives.

The Hedging Solutions division offers some margin forgiveness to most clients for a pre-agreed amount of their margin call. As a result, the Hedging Solutions division assumes a degree of credit risk for its clients to the extent of such agreed amount. We also extend credit lines to select clients for variation margin payments. Given the increased risk to our business, variation margin credit is subject to additional limits, including the capping of credit offered in specific geographies. As part of our risk management strategy, OTC exposures are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks.

Financial Products

We launched Financial Products, our structured notes business, in 2018. The Financial Products division had 770, 362 and 222 clients in the years ended December 31, 2024, 2023, and 2022, respectively. These clients, include private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The structured notes business provides our clients with structured notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.

The structured notes business allows investors to build their own structured notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB– (outlook stable) by S&P and BBB by Fitch. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs—Financial Products Programs.”

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We organize our investment solutions into four primary categories:

•	Participation: Clients invest in a single security that provides access to the performance of a selected underlying asset or assets, which can be actively managed by the client over time.

•	Capital Protected: Low risk solutions that provide investors with their principal investment back plus the growth of a chosen underlying asset at maturity.

•	Yield Enhancement: In a low interest environment, clients receive a relatively large coupon if the market remains flat or rallies but risk some capital if the market falls beyond a certain level.

•	Leverage: Investors receive full participation in the upside and downside of the chosen underlying asset without providing the full cash value of the underlying asset.

We offer a diverse portfolio of structured notes, including auto-callable, fixed, stability and credit-linked notes, with varied terms across numerous asset classes. Marex Group plc and Marex Financial act as the “manufacturers” of the structured notes. The notes are distributed to investors through a network of distributors. The structured notes are settled through the Clearstream clearing system to investors who purchase and hold the structured notes through their custodian bank. Some of the structured notes issued by Marex Financial are listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

In addition, we provide liquidity in the secondary market for our structured notes. As part of our risk management strategy, the structured notes are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks. Marex Financial also operates an alternative structured notes program, the Tier 2 Program, which, due to the long-dated term of the structured notes issued thereunder, enables the Tier 2 Notes to qualify as Tier 2 capital for the purposes of our regulatory capital requirements.

Our Principal Markets

EMEA

We have offices in London, Paris, Versailles, Dublin, Milan, Bruchköbel, Amsterdam, Rotterdam, Lisbon, Madrid, Belfast, Geneva, the DIFC and Tel Aviv. We had 580, 567 and 403 front-office employees (excluding contractors and consultants) in Europe as of December 31, 2024, 2023 and 2022, respectively, with 438, 435 and 360 of these front-office employees based in London as of the same periods.

Americas

We have offices in New York, Chicago, Houston, Stamford, Miami, San Francisco, Des Moines, Clark, Saint Louis Park, Red Bank, Richmond, Schaumburg, Calgary, Montreal and São Paulo. The number of front-office employees (excluding contractors and consultants) in the Americas was 436, 433 and 373 as of December 31, 2024, 2023 and 2022, respectively.

APAC

We have offices in Hong Kong, Singapore, Sydney, Melbourne, Brisbane and Auckland. In addition to clients served by our Asia desks, our European and North American offices have a growing base of clients located in Asia that are principally served by our London and New York desks. The number of front-office employees (excluding contractors and consultants) in APAC was 131, 117 and 70 as of December 31, 2024, 2023 and 2022, respectively.

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Our Clients

We are able to directly serve and intermediate a broad range of clients unlike other service providers in the inter-dealer brokerage industry where end-client relationships are largely dominated by banks.

Our clients include large blue chip commodity producers, consumers and merchants, brokers, trading houses, asset managers, international banks, commodity trading advisors and hedge funds.

Over the years, our client base has shifted away from traditional commodity producers and consumers to reflect a more diverse mix of market participants, including U.S. asset managers, banks and brokers, particularly in our agriculture and metals businesses. Our client base includes:

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Commodity producers, consumers and merchants: We serve a range of commodity producers, consumers and merchants, whose participation in our market is a core part of their businesses. These businesses are often active in commodities trading and hedging regardless of market conditions. Select representative clients include BP, Centrica, Glencore, RWE, Shell, Total, Trafigura and Vitol.

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Asset managers and other market participants: We serve numerous asset managers, market makers, hedge funds and other market participants, including Citadel, J. Safra Sarasin, Union Bancaire Privée and Vontobel.

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Large commercial investment banks: We serve numerous financial institutions and “money managers,” including commercial and investment banks, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Macquarie and Morgan Stanley.

We are continuing to strengthen our relationships with our client base, with revenue generated by our largest clients increasing, while at the same time, our overall client concentration is decreasing as a result of the growth in our client base. The number of clients from whom we received more than $1 million of revenue was 269 clients in 2024, 230 clients in 2023 and 95 clients in 2022.

Our Strategic Acquisitions

We have made several strategic acquisitions in recent years to enhance our geographic coverage and diversify our products and services. These acquisitions represent an important growth driver for our business and continue to be a core aspect of our growth strategy.

We fully integrate acquisitions into the Marex platform to leverage shared infrastructure and existing client relationships. We believe we have a successful track record of delivering revenue and cost synergies in connection with the integration of our acquisitions. We have experienced average growth in revenue of approximately 38% and average growth in profitability by more than 100% in the first year post-acquisition for each acquisition based on comparing revenue and Adjusted Profit Before Tax for the twelve months pre-acquisition to the twelve months post-acquisition with respect to eleven acquisitions that were completed between January 2019 and February 2023. This also reflects weighted averages for revenue and Adjusted Profit Before Tax.

We believe the high degree of fragmentation in the global commodity broker market, characterized by increasing barriers to entry including higher operating, technology and regulatory compliance costs, provides an attractive backdrop for our business to make further strategic acquisitions.

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The following summarizes our recent material M&A activity.

CSC Commodities UK Limited

In January 2019, we acquired CSC for a $21 million premium (with “premium” defined as the purchase price paid over the total net asset value at acquisition). CSC is a London-based oil trading team specializing in on-exchange commodity derivatives, market making and trading oil-related derivatives across the barrel, from crude oil to fuel oil, distillates and light ends, alongside freight, natural gas and agricultural markets. Through the acquisition of CSC, we expanded our Market Making services into the energy sector and created additional value through cross-selling new products. Since we completed the acquisition, CSC has continued to operate under its existing brand name, and its entire infrastructure was integrated into our broader organization. CSC generated $33.4 million and $52.1 million in revenue and $6.7 million and $16.4 million in profit before tax, respectively, for the years ended December 31, 2023 and 2022.

Rosenthal Collins Group LLC

In February 2019, we acquired the trade and assets of RCG for a $12 million premium. RCG was a regulated FCM based in Chicago, offering trade, execution, clearing, brokerage, managed futures and a range of electronic trading services. The RCG operates in a variety of commodities markets, including agriculture, currencies, energy, metals and stock indexes, and was subsequently consolidated within our existing U.S. FCM operations.

Through the acquisition of the RCG business, we enhanced our footprint in North America, expanded our Clearing business and augmented our product offering, particularly in our agriculture business. Further, this acquisition delivered value through cost synergies and continued investments delivering client asset growth. RCG generated $112 million, $77.7 million and $58.5 million in revenue and $55 million, $33.2 million and $11.8 million in profit before tax, respectively, for the years ended December 31, 2024, 2023 and 2022.

ED&F Man Capital Markets

In August 2022, Marex and Marex Financial agreed to acquire the global businesses of ED&F Man Capital Markets for $233.6 million, which was a negative premium. Through the acquisition of ED&F Man Capital Markets, we expanded our client offering in the Clearing business, added to our metal franchise and enhanced our growing businesses in fixed income and equities. This acquisition added over 400 employees and over 1,000 new clients to our platform, as well as increased our capabilities in financial securities markets, including broker-dealer operations. As ED&F is now fully integrated, we no longer track it as a separate entity. The last period of separate financials is as of and for the year ended December 31, 2023. The acquired business generated $284.0 million in revenue for the year ended December 31, 2023 compared with $274.8 million in the twelve months prior to acquisition (as prepared under U.S. generally accepted accounting principles prior to consolidation into our group).

The acquisition also extended our geographic footprint in Dubai and APAC and helped to further solidify our franchise in the United States.

In the course of the acquisition, we identified several operational and financial synergies between our existing U.S. clearing and execution broker, MNA, and MCMI, the U.S. business of ED&F Man Capital Markets. These synergies led us to integrate the two businesses through the sale of MNA’s assets, clients and employees to MCMI. This integration was effective as of July 15, 2023. Following the integration, on January 3, 2024, MNA was sold to a third-party purchaser. To date, we have

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recognized annualized cost synergies of approximately $15 million from this acquisition, which is based on the comparison of annualized costs of our Corporate segment for the first eight months of the year ended December 31, 2023 compared to the first eight months of the year ended December 31, 2022 (before the acquisition).

The acquisition involved staggered completions, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and Dubai businesses in December 2022 and the Hong Kong business in February 2023.

OTCex/HPC

In February 2023, we completed the acquisition of the brokerage business of OTCex for a premium of $16 million. This involved the acquisition of HPC SA (since renamed Marex SA), a French financial services company specializing in brokerage services in equity, derivatives and interest rate markets, as well as its subsidiaries and branches in France, the United Kingdom, Portugal, Italy and the United Arab Emirates. This acquisition included other subsidiaries of OTCex, including OTCex LLC based in New York, HPC OTCex Asia Pte. Ltd. based in Singapore, HPC Tel Aviv Ltd based in Tel Aviv and OTCex Hong Kong Limited (since renamed Marex Financial Services Hong Kong Limited) based in Hong Kong. Completion of the transaction occurred after we received regulatory approvals from local regulatory authorities in four jurisdictions: France, the United Kingdom, the United States and Hong Kong.

Our acquisition of the brokerage business of OTCex business strengthened our capabilities in equities, structured products, fixed income and commodities and further established our presence in Europe. The acquired business generated $156.0 million in revenue for the year ended December 31, 2024, compared with $107.0 million in the twelve months prior to acquisition.

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*	Pre-Acquisition figures were prepared in accordance with .
[1]	Premium is the purchase price of the acquisition paid over the net asset value of the acquired business.
[2]	Represents the average number of our full-time equivalents over the period, including permanent employees and contractors.

Cowen

In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business for a $25 million premium. The business offers a full range of services including multi-asset-class custody, high and low touch execution, financing solutions, security lending and related technology solutions and capital introduction. The acquired operations have been incorporated into the MCMI business, rebranded as Marex Prime Services and Marex Outsourced Trading and have been retained within the acquired Cowen entity, Cowen International Limited (now Marex Prime Services Limited) in the United Kingdom.

In the year ended December 31, 2022, the business earned approximately 30% of its revenue from outsourced trading operations and approximately 70% from prime services. In 2022, the business earned 66% of its revenue in the United States and 34% internationally. As of December 31, 2024, the business has approximately 450 active clients and more than 100 front-office FTEs.

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This acquisition has been incorporated into to our existing capabilities in the financial markets and expanded our client base with the addition of mid-sized asset managers. It has also increased our capabilities in custody to securities lending and capital introduction, while accessing a larger global client base. It also further expands upon the capabilities acquired during the acquisition of ED&F Man Capital Markets in 2022 and supports our continued expansion into the United States.

We aim to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

Information Technology

We have developed and continue to develop client-centric proprietary technology, which we believe enables us to deliver innovative solutions to our clients and create a scalable operating environment across our business and enables the efficient integration of our acquired businesses. We deploy numerous computer and communications systems and networks to operate our broking business, including front-end broking platforms available to clients and brokers to disseminate information, provide analytics and collect and manage orders, alongside our back-office infrastructure.

Our operating platforms are supported by third-party platforms, including modern cloud-based solution providers. These third-party providers help us to ensure that our technology is reliable, scalable and provide a seamless client experience. Cloud services help us accelerate our product development by ensuring that we can leverage existing technology and that we can bolt on additional services where applicable. This enables us to focus our development efforts on the platforms that differentiate our offerings and reduce our time-to-market.

At the core of our technology offering are Neon and Agile, our proprietary front-end broking platforms.

Neon

We launched Neon, our trading, risk and data platform, in 2020. Neon provides traders with direct access to global commodity and financial exchanges, enables clients to manage their risk, including through the application of risk management methodologies, and provides access to market data. Neon can be accessed by multiple channels including via desktop and mobile. The number of Neon users was approximately 22,000, 16,000, 10,000, 8,000, 2,000 and 1,000 for the years ended December 31, 2024, 2023, 2022, 2021, 2020 and 2019, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.

Neon’s applications are summarized below:

Neon Insights: Research, commentary and insights across energy, metals, agricultural and financial markets.

Neon Energy: Fully customizable, real-time view of our highly liquid energy markets.

Neon Metals: Access to our liquidity in base metals, from adjusting 3M positions to trading spreads.

Neon Crude: Real-time crude trading platform, allowing users to view and trade bids for the Canadian crude market.

Neon Trader: Real-time exchange trading with access to multiple global futures and options markets.

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Neon Risk: Comprehensive post trade risk management, allowing users to manage risk effectively with real-time P&L at instrument, account, trading group or firm level.

Agile

Agile is our full-service commodity broking platform that allows clients to manage their OTC hedging portfolio electronically. Our Agile platform aims to provide clients with full transparency and control through the hedging life cycle. Through Agile, clients can explore new trade ideas in real time, monitor and analyze their hedging portfolio and access up-to-date market data and pricing information.

Sales and Marketing

Sales and marketing is mostly conducted through our front-office employees, who aim to enhance the services that we provide to our clients in both existing and new products. Our front-office teams are also significantly involved in marketing initiatives targeting new clients, supported by product and business development teams who create service-and product-specific information about our offerings. As part of this process, we may analyze existing levels of business within our four core businesses to identify potential areas of growth and opportunities to cross-sell our varied product and service offerings.

Corporate publications, which provide information about our activities and specific services and offerings, are produced through our Corporate Affairs team. Using a variety of direct marketing, sales initiatives and marketing campaigns, our Corporate Affairs team is primarily responsible for building on and enhancing our brand and growing our global footprint by raising awareness of our products and services.

Competition

Our markets are large, fragmented and characterized by high barriers to entry and heightened regulatory scrutiny, which result in reduced competitive intensity. We compete with a number of companies across the four interconnected business services that we provide to our clients.

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Clearing: We broadly compete against other independent, non-bank FCMs, such as ADM Investor Services and RJ O’Brien, and large global investment banks, such as Citigroup, J.P. Morgan Chase, Macquarie, Mizuho and Société Générale.

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Agency and Execution: We compete with large banks and investment banks, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Morgan Stanley, Société Générale and Standard Chartered, as well against highly interconnected financial institutions such as BGC Partners, Clarksons, OTC Global Holdings, StoneX, TP ICAP and Tradition, as they facilitate a large portion of trading activity.

•	Market Making: We compete against other market makers such as Citadel, DRW, DV Trading, J.P. Morgan, Koch, Société Générale, StoneX, Sucden Financial and Virtu.

•	Hedging and Investment Solutions: We compete against other financial firms such as StoneX and Macquarie and commodity producers with in-house capabilities such as Cargill.

We believe that the diverse array of business services that we offer are complementary to one another, and together they form a differentiated, full-service solution for our clients that allows us to effectively compete in the various markets in which we operate.

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Risk Management

We are principally exposed to the following areas of risk: credit risk, market risk, liquidity risk, concentration risk and operational risk. We seek to manage risk across our business through our robust risk management governance structure and strong risk culture.

Risk Governance

“Three Lines of Defense” model

We have adopted a “Three Lines of Defense” model for risk governance. We believe this model, in addition to a strong risk culture, good communication and understanding, helps us manage risk across our business. Our “Three Lines of Defense” include:

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First Line of Defense: Business units and support functions are the primary owner of risk in their respective business and are responsible for the day-to-day management of that risk. They are responsible for (i) understanding and adhering to the risk and control environment; (ii) considering the risk/reward trade off; and (iii) the ongoing assessment, monitoring and reporting of risk exposures and events.

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Second Line of Defense: Our Risk Management and Compliance functions are responsible for the management of risk across our business. These teams provide independent risk oversight of the first line of defense and supervise the operation of our risk control framework. The second line of defense is also responsible for formulating and maintaining risk frameworks, policies and risk reporting, in addition to managing risks relating to compliance and financial crime.

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Third Line of Defense: Our Internal Audit function provides independent assurance of the first and second lines of defense. Internal Audit conducts an annual program of risk-based audits covering all aspects of the first-line and second-line risk management and risk control activities. Internal Audit also regularly undertakes additional ad hoc audit investigations at the request of our audit and compliance committee and/or the Chair of our board of directors.

Enterprise-Wide Risk Management Framework

We have put in place the Enterprise Wide Risk Management Framework (“EWRM Framework”). The EWRM Framework is a comprehensive risk management framework that sets out the control mechanisms to identify, measure, assess, monitor, control and report on underlying risks across our business. Our board of directors has overall responsibility for ensuring the risk management practices set out in the EWRM Framework remain appropriate for our business and maintain oversight over subsidiaries. Our board of directors also monitors the overall risk profile of the business and that the systems of internal control function effectively.

Local regulatory responsibilities may apply to the boards of our subsidiaries with operations in certain jurisdictions. As a result, our subsidiaries may develop their own risk frameworks and policies tailored to their specific businesses, provided that such frameworks and policies remain consistent with, and have regard for, the principles of the EWRM Framework and our policies.

Risk culture describes the values and behaviors present throughout an organization. The Marex risk culture shapes every risk decision we make and is consistent with our ethics and values and our strategic and risk objectives.

Responsibility for risk management resides at all levels within our business, from our board of directors and the Group Executive Committee down through the organization. Each business unit is

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responsible for understanding the risk environment and complying with all risk policies and limits. Responsibility for effective review and challenge of risk policies resides with our senior managers, risk oversight committees, Internal Audit, our independent risk function, our board of directors, our dedicated risk committee and our Chief Risk Officer.

Risk Appetite

Risk appetite is the level of risk our board of directors is willing to accept now and over the future planning horizon, given our financial resources to pursue the stated business and risk strategies. Our business strategy is aligned with our risk appetite to guide our business activity and associated risk taking. This ensures structures exist to identify and analyze emerging risks for issues that could become material risks going forward.

Our risk appetite is determined by reference to the high-level objectives set by our board of directors, which are formulated into detailed risk measures by specific departments, trading desks, traders and, where appropriate, to individual risk exposures.

Our risk appetite is governed by our risk appetite framework (the “Risk Appetite Framework”), which includes measures that assess risks to ensure the successful delivery of our business and risk strategies. These measures are compared against key balance sheet and profit and loss figures, as well as other specific measures and qualitative assessments. The Risk Appetite Framework is responsive to changes in our business strategy and plans, which ensures that our risk appetite is aligned with changes in our overall strategic goals.

Risk Categorization Model

We actively monitor and assess risks to which our business is exposed. Each risk we identify is categorized in accordance with our risk categorization model (“RCM”), with accompanying mitigation where possible, to ensure adherence to the stated risk appetite. The RCM is an integral part of our EWRM Framework.

Key risks identified in the RCM are consistently analyzed and measured in accordance with our approved policies and processes. Key business controls and procedures are then implemented to mitigate the risks highlighted by the risk assessment.

Oversight of Material Risk Takers

“Material Risk Takers” or “MRTs” are identified as those individuals within our business whose professional activities have a material impact on our risk profile. We have adopted a Material Risk Taker Identification Framework (the “MRT Framework”) to define the policies and processes under which we identify MRTs. Both this MRT Framework and the agreed list of MRTs are subject to review and approval by our first and second lines of defense, executive management and, ultimately, our Remuneration Committee, which is chaired and attended by independent members of our board of directors, on an annual basis.

We perform a quarterly conduct assessment on MRTs, the results of which are considered by the aforementioned stakeholders in their approval of any MRT.

Risk Reporting

An important part of our risk management process is regular and appropriate reporting and communication of risk. In line with our governance structure, periodic reporting and risk analysis is

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presented to the relevant governing bodies as well as the relevant risk takers, including our board of directors, our risk committee, our Group Executive Committee and our senior management. We believe that the escalation procedures for raising significant issues with managers and supervisors are clear and well embedded across our business.

Credit Risk

Credit risk is the risk of losses where a client or counterparty fails to perform its contractual obligations. Our Credit department is responsible for reviewing and granting credit facilities to counterparties to minimize credit losses and protect the capital of our business. Credit lines are approved by either our Chief Risk Officer and Global Head of Risk, acting within the authority as granted to them by our ERCC, or are presented to our ERCC for approval. Our ERCC comprises our Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Chief Strategist and CEO of Capital Markets, and the Global Head of Risk and is attended by our Head of Credit, credit analysts and the relevant heads of desks. Our senior risk management team and ERCC review clients’ exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles. Our ERCC, Chief Risk Officer or Global Head of Risk, within their respective delegations, review clients’ credit exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles.

Our Credit department is responsible for granting each client a position limit, which is the maximum exposure a client can take, during the on-boarding process to limit our counterparty risk. The position limit varies between clients trading on exchange and those trading OTC.

Each morning, client credit exposures are reviewed by senior management to assess any significant margin calls (or any margin calls that have been outstanding for longer than one day) and positional limit breaches. Where breaches occur, clients are instructed to reduce exposure, transfer positions away from us or make up any funding shortfall.

We have several processes in place to mitigate credit risk. The primary mitigants that we use are summarized below:

Netting: Where legally enforceable, we enter into netting agreements to reduce our credit risk. Netting agreements are bilateral arrangements that can lower our credit exposure if a counterparty enters into liquidation by permitting netting of unrealized losses against unrealized gains on outstanding derivatives transaction contracts. Under these netting agreements, a liquidating authority of a failed counterparty is obliged to perform all the transactions included (or to undertake payment of all the amounts owed on the running accounts) under the agreement, rather than only performing profitable derivatives transaction contracts.

Central clearing counterparties: Where trades are cleared, the counterparty credit risk is mitigated as clearing reduces the chance of a client or other clearing member defaulting. If there is a default, any losses would be shared between other clearing members.

Collateral: Collateral, typically in the form of cash, is posted by clients to secure credit and position limits. This collateral is held in separate, standalone accounts and therefore cannot be directly used to fund trading.

Parental or counterparty guarantee: Counterparty risk can be mitigated through a parental or counterparty guarantee. A guarantee is a legal agreement by which a parent or connected company of the client agrees to be financially responsible for the client’s financial obligations and to pay us if the client defaults in accordance with its contractual terms.

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Tri-Party Agreements: Tri-Party Agreements are most common within commodity financing. Under a Tri-Party Agreement, a commodity trade financing bank agrees to finance the trading activities of a client in one or more designated “hedging accounts” that the client holds with us. In return, the client grants the bank a security interest over those hedging accounts. This allows our credit risk to be transferred from the commodity trader to a more creditworthy commodity trade financial bank.

Market Risk

Market risk is risk that arises from fluctuations in values of our traded positions due to changes in the value of prices, volatilities or interest rates within financial markets. There are also additional balance sheet risks from fluctuations in foreign exchange (translation risk) and interest rates.

Market risk is managed by our Market Risk department, which consists of two separate teams, both of which ultimately report to our Chief Risk Officer. One team is dedicated to our Marex Solutions business and another team covers our exchange-traded house and client exposure. These teams operate under distinct market risk frameworks that are approved by our board of directors and aligned to our risk appetite, and they monitor risk-generating exposures to manage our exposure to market risk.

As with credit risk, market risk is managed through position limits granted to clients through the on-boarding process. These limits are calculated based on market liquidity and maturity. Exposures are monitored in real time.

Our processes to mitigate market risk include:

•	Pre-trade risk controls: We have pre-trade risk controls in place to prevent trades above defined parameters from being executed.

•

Post-trade risk controls: We employ extensive controls, both systemic and procedural, in the post-trade environment. We monitor trades on a real-time and T+1 basis against our limits, monitor intraday concentration risk and undertake extensive stress testing calculations.

Pre-trade controls can take various forms that include both preventative controls and detective:

•	maximum clip limits, sometimes termed “fat finger” limits, restrict the order size per order;

•	maximum long/short positions restrict outright long or short exposure for an underlying or group of underlying;

•	buying power restricts exposure to the value of the account (positive net liquidating value);

•	price collars/price reasonability; and

•	maximum messages per second.

House exposures are monitored intraday with alerts generated once predetermined thresholds are breached for either risk limits and/or notional sizes. Monitoring occurs at a multitude of levels, including product, size, sensitivity, concentration and profit and loss.

As a result of offering OTC and ETD transactions linked to cryptocurrencies and our limited physical holdings of cryptocurrencies on our balance sheet, we carry a certain degree of market exposure to changes in the price of those cryptocurrencies and related volatility. While we consider our overall net market exposure to cryptocurrencies for each of the three years ended December 31, 2023 to be immaterial, we monitor our market risk exposure to cryptocurrencies and mitigate such risks through the implementation of various procedural controls, such as restricting both our and our clients’

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exposures through a comprehensive suite of risk limits and hedging our balance sheet physical holdings against exchange-traded house and client exposures. As a result of these controls and system infrastructure, we are able to reduce our net exposure to cryptocurrencies, meaning that the impact of any significant change to the price of digital asset holdings in our operational and financial results would be immaterial.

Liquidity Risk

Liquidity risk is the risk that our business, although solvent, does not have sufficient financial resources available to meet its obligations as they fall due or is only able to secure resources at excessive cost. Liquidity risk is managed by our Treasury department, which reports to our Chief Financial Officer.

Our processes to mitigate liquidity risk include:

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Financing arrangements: We have $150 million of committed capital under the Marex Revolving Credit Facility, which includes a $37.5 million Swingline Facility, allowing us to access additional funding in short order. Through our subsidiary MCMI, we have access to a committed $100 million MCMI Revolving Credit Facility. In June 2022, we issued $100 million of AT1 Securities, and in February 2023, we completed our inaugural public senior bond issuance under the EMTN Program, raising €300 million. These issuances strengthened our liquidity position, further diversified our funding sources and extended our debt maturity profile. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

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Stable client base: We have a stable client base, including producers, consumers, utilities providers and brokers, as well as banks and asset managers. These clients typically hold both long and short positions, which provides us with some element of liquidity offset at all times.

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Cancellation of credit lines: All credit lines are uncommitted and can be cancelled at short notice. We also constantly evaluate our credit line portfolio, increasing and reducing individual credit lines to ensure that we have adequate liquidity.

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Structured notes: The Structured Notes Program and the Public Offer Program provide us with an effective way to quickly increase liquidity. The Structured Notes Program and Public Offer Program have also diversified our sources of funding, reducing our overall liquidity risk. However, we may still face liquidity risks associated with the structured notes, which would affect our ability to access this source of funding, or we may fail to hedge our processes effectively, which would subject us to increased market risks. Further, by issuing such structured notes, we will still be obligated to pay the notes upon maturity, even if we suffer any losses as a result of market movements or insufficient hedging arrangements. See “Risk Factors—Risks Relating to Our Financial Position—We require financial liquidity to facilitate our day to day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential” and “Description of Indebtedness—Other Debt Programs—Financial Products Program.”

We also have a detailed contingency funding plan which would be implemented if a crisis impacted our overall liquidity. This plan contains detailed contingency plans for managing any such crisis.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or external events. When assessing operational risk, we consider legal and compliance risk, reputational risk and business and strategic risk.

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We manage operational risk, including cybersecurity and digital privacy risks, in accordance with our Operational Risk Policy, which is implemented in line with our Operational Risk Management Framework. The Operational Risk Management Framework outlines the methodologies and standards to be employed by our employees to manage operational risk within our business, which include the following key aspects:

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Risk and Controls Self-Assessment: Risk and Controls Self-Assessments (“RCSAs”) are the industry standard approach to operational risk management. We use RCSAs to identify and assess risk and to appraise the controls in place to mitigate these risks.

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Risk Appetite Metrics and Key Risk Indicators: We use certain risk appetite metrics and key risk indicators to monitor and track significant risks. These key risk indicators are indicative of trends in risk exposure and provide early warning signals, highlighting changes in the risk environment, control effectiveness and potential risk issues. These indicators are monitored by our risk department between formal RCSA reviews.

•	Internal risk events: Any data relating to a risk that materializes, including near misses, is recorded and used by our risk department to assess operational risk exposures across our business.

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External loss data: External loss data is gathered and analyzed to enhance the assessment of operational risks and provide an early warning of potential threats or risks that we may not have foreseen or considered.

In addition, we conduct extensive scenario analysis to assess the likelihood of operational risks occurring and to ensure that we have adequate internal controls in place to minimize these risks.

Regulation

As a global financial services platform, we have the following regulated financial services companies.

Regulated Entities in the United Kingdom

The below is a list of all of our entities that are regulated in the United Kingdom (the “U.K. Regulated Entities”):

•	Marex Financial, which is regulated in the United Kingdom by the FCA, in Italy by the Consob, in the UAE by the SCA and in Australia by ASIC;

•	Marex Spectron International Limited (“MSIL”), which is regulated in the United Kingdom by the FCA and by the Alberta Securities Commission in Canada;

•	MCMI, which is regulated by the FCA;

•	Marex Prime Services Limited, which is regulated by the FCA; and

•	HPC Investment Services Limited, which is regulated by the FCA.

Regulated Entities in the United States

The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated Entities”):

•	MCMI, which is regulated as an FCM by the CFTC, and is a member of and regulated by the NFA. MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the SEC and FINRA;

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•	MSIL, which is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;

•	Marex MENA Limited (“MML”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA;

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XFA, which is regulated as a broker-dealer by the SEC, as an IB by the CFTC, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the CBOE, as its designated SRO); and

•	Marex Puerto Rico LLC (“MPR LLC”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA.

Regulated Entities in the European Union

The below is a list of all our entities that are regulated in the European Union (the “E.U. Regulated Entities”):

•	Marex SA, which is regulated by the AMF and the ACPR in France. Marex SA has regulated branches in Portugal (regulated by the CMVM) and in Italy (regulated by the Consob);

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MSEL, which is regulated by the Central Bank of Ireland (“CBI”) in Ireland. MSEL has regulated branches in Germany (regulated by BaFin) and Spain (regulated by the Comisión Nacional del Mercado de Valores);

•	Marex France SAS (“Marex AIFM”), an Alternative Investment Fund Manager (“AIFM”) regulated by the AMF in France; and

•	Arfinco SA, which is regulated by the ACPR in France.

Regulated Entities in other jurisdictions

The below is a list of all our entities that are regulated in jurisdictions other than the United Kingdom, the United States or the European Union:

•	Marex Spectron Asia Pte. Ltd. (“MSAPL”), which is regulated by the MAS in Singapore and the NFA in the United States;

•	Marex Hong Kong Limited (“MHKL”), which is regulated by the SFC in Hong Kong;

•	Marex Financial Services Hong Kong Limited (“MFS HK”) (formerly OTCex Hong Kong Limited), which is regulated by the SFC in Hong Kong;

•	MML, which is regulated by the DFSA in the DIFC;

•	ACL, which is regulated by the FSRA in the ADGM; and

•	Marex Australia Pty Ltd (“MAPL”), which is regulated by ASIC in Australia.

Each regulated company generally provides services to clients based both within and outside of its home jurisdiction in accordance with the applicable legal and regulatory requirements. In certain jurisdictions, this involves relying on applicable exemptions. In addition to the regulatory regimes in each company’s home jurisdiction, our companies may be subject to overseas law and regulation when they provide services on a cross-border basis. We are also subject to anti-money laundering, counter-terrorism financing and sanctions laws and regulations in the jurisdictions in which we operate.

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors—Risks Relating to Regulation.”

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United Kingdom

The statutory framework for the regulation of financial services in the United Kingdom is set out in the Financial Services and Markets Act 2000 (“FSMA”). FSMA requires firms that provide financial services in the United Kingdom to be authorized and regulated by the relevant regulatory authority. Financial services firms are subject to supervision by one or both of two U.K. regulators—the FCA and the Prudential Regulation Authority (“PRA”). The PRA is responsible for regulating banks and building societies (as deposit takers), insurers and credit unions and large investment firms (e.g., investment banks) for prudential purposes. The FCA regulates all other investment firms for prudential purposes, and regulates all financial services firms for conduct purposes.

Entities Subject to the FCA’s Supervision

In the United Kingdom, we have five regulated entities: Marex Financial, MSIL, MCMI, Marex Prime Services Limited and HPC Investment Services Limited. The U.K. Regulated Entities are regulated and authorized by the FCA as their sole U.K. regulator for both prudential and conduct matters. HPC Investment Services Limited is regulated and authorized by the FCA as the operator of an OTF, which is the platform through which our U.K.-based clients can trade certain products and asset classes. The FCA is also the prudential supervisor of our business on a consolidated basis. None of our entities are authorized or regulated by the PRA.

To be authorized by the FCA, firms are subject to an extensive approval process. This includes assessing their compliance with various regulatory requirements, including certain “threshold conditions”. Threshold conditions are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to have permission to carry on the relevant regulated activities under FSMA. The threshold conditions for FCA regulated firms relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the FCA;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business; and

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities.

The FCA’s Principles for Businesses sets out high-level principles that apply to all authorized firms. This includes requirements for firms to treat clients fairly, maintain adequate financial resources and risk management systems, observe proper standards of market conduct, manage conflicts of interest fairly, communicate with clients in a way that is clear, fair and not misleading, and deal with their regulators in an open and cooperative way.

The FCA also has certain powers in relation to the approval of the “controllers” of U.K. FCA authorized firms, including the U.K. Regulated Entities. Any person proposing to acquire or increase “control” at or above prescribed thresholds in an FCA authorized firm must obtain approval from the FCA prior to the change in control.

FCA Supervision and Enforcement

The FCA has a wide range of supervisory powers, including extensive powers to intervene in the affairs of an FCA authorized firm. The FCA also has various disciplinary and enforcement powers,

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which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; (iii) impose restitution orders; and (iv) fine, censure, or impose other sanctions on firms or individuals.

The FCA can formally investigate a firm, require the production of information or documents, or require a firm to provide a “skilled persons” report under section 166 of FSMA to facilitate its supervision of a firm. For example, in 2022 the FCA required us to provide a “skilled persons” report on the product governance controls and processes that we had implemented in respect of our Hedging and Investment Solutions business. After reviewing this report, the FCA determined that it did not need any further information on this subject.

The U.K. Regulated Entities are subject to the Senior Managers and Certification Regime (“SMCR”), which relates primarily to the accountability and responsibility of managers and other relevant staff. Under the SMCR, firms must have clear and effective governance structures. Different conduct rules apply to the U.K. Regulated Entities’ staff depending on the seniority of the function performed.

The FCA may take direct enforcement action under the SMCR against individuals undertaking senior management functions for authorized firms. Under the SMCR, the FCA may revoke an individual’s approval to perform certain roles within a firm. Breaches by authorized firms of certain rules can also give certain private persons (who suffer loss from the breach) a right of action against the firm for damages. The FCA can also take action against a broader population of individuals under the SMCR including so-called certification functions as well as conduct rules staff for both financial and non-financial misconduct. Misconduct both inside and outside the workplace can be relevant to FCA action. In September 2023, the FCA consulted on its approach to, and draft rules for, the supervision and enforcement of non-financial misconduct for senior managers, certification functions and conduct rules staff, with a finalized policy statement now expected in 2025. Serious instances of non-financial misconduct could lead to disciplinary action by the FCA including the issuance of prohibition orders against individuals rendering them permanently unable to work in the financial services industry in the United Kingdom.

U.K. Financial Services Legislation

FSMA is the central piece of legislation for the regulation of financial services companies in the United Kingdom. Among other things, it imposes certain requirements on FCA authorized firms and gives the FCA a broad range of powers.

Following Brexit, certain “on-shored” E.U. financial services legislation has been assimilated in U.K. law. The FCA has published relevant guidance which indicates which pieces of E.U.-derived regulations will continue to apply in the United Kingdom, in modified form where required (“On-shored E.U. Regulation”). The FCA, alongside HM Treasury and the PRA, is continuing to work on the so-called “Edinburgh Reforms” which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially reformed (or deleted with no replacement or some combination of the foregoing). The FCA is also exploring whether they can simplify regulatory requirements, through greater reliance on high-level rules instead of prescriptive requirements and have recently published a feedback statement with relevant actions (FS 25/2). This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union (and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.

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In addition to FSMA, the U.K. Regulated Entities are subject to a wide range of regulatory rules, including, but not limited to, the rules prescribed in the FCA Handbook and the On-shored E.U. Regulation. Many of the rules that apply to the U.K. Regulated Entities are derived from this “on-shored” legislation, including but, not limited to, the U.K. versions of:

•	the regime referred to collectively as MiFID II and MiFIR;

•	the EMIR;

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the Capital Requirements Regulation (Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms) (“CRR”) and the fourth Capital Requirements Directive (Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) (“CRD IV”);

•	the Market Abuse Regulation (Regulation (EU) No 596/2014 on market abuse) (“MAR”);

•	the Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”);

•	the Regulation on wholesale energy market integrity and transparency (Regulation (EU) No 1227/2011 on wholesale energy market integrity and transparency);

•	the Benchmarks Regulation (Regulation (EU) 2016/1011 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds) (“BMR”);

•	the Bank Recovery and Resolution Directive (Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms) (“BRRD”);

•	the Securities Financing Transactions Regulation (Regulation (EU) 2015/2365 on transparency of securities financing transactions and of reuse); and

•	the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 on central securities depositories).

Where E.U. regulations are “on-shored” in the United Kingdom, they typically have a similar application as the E.U. equivalent, but with various important divergences, which will likely increase over time.

United Kingdom Wholesale Markets Review and FSMA 2023

In 2021, the U.K. government established a review to improve the regulation of secondary markets in the United Kingdom (the “Wholesale Markets Review”). The Wholesale Markets Review proposed a range of changes to how trading in securities is regulated in the United Kingdom. The FCA has implemented changes where legislation is not required, and other changes have been implemented by the Financial Services and Markets Act 2023 (“FSMA 2023”), which was published in July 2023.

In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” This regime took effect in January 1, 2025 and allows the FCA to directly oversee critical services provided to regulated firms by designated critical third parties (that would otherwise be unregulated by the FCA) and make associated rules in relation to such provision. It is expected that certain service providers to our United Kingdom entities may be deemed critical service providers. However, the U.K. regulators have yet to publish details of any designated critical third parties.

The BoE, PRA and FCA are also consulting on proposals for firms to report operational incidents and their material third-party arrangements.

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Risk Management, Compliance and Governance

The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K. operational resilience and outsourcing rules. For OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply “risk mitigation techniques.”

Conduct of Business

The U.K. regulatory framework imposes various requirements relating to the conduct of business of an authorized firm. These requirements relate to, among others, product governance, the treatment of client money and assets, information provision, disclosure and reporting to clients, handling of client complaints, best execution, management of conflicts of interest, disclosure to clients of information relating to charges and the general obligation to deal with clients fairly.

The applicable conduct rules may differ depending on the type of client. While Marex Financial is authorized by the FCA to provide certain investment services to retail clients, we currently do not have any retail clients and in practice, we only provide services to professional clients and eligible counterparties.

The FCA has introduced the “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require manufacturers and distributors of financial instruments to consider their suitability for the relevant target market and distribution strategy.

U.K. regulation also governs the provision of information by authorized and unauthorized firms, including the requirement that financial promotions are compliant with certain disclosure obligations and are fair, clear and not misleading (or can otherwise be made to specified categories of recipients in line with specific exemptions).

Market Conduct and Abuse

Market conduct rules impose certain obligations on the U.K. Regulated Entities, including duties of transparency to regulators, markets and issuers. This includes trade reporting and monitoring obligations, both in relation to financial instruments and wholesale energy products to ensure that the U.K. Regulated Entities help to maintain the proper functioning and integrity of the wider U.K. financial markets.

Following Brexit, a U.K. version of MAR (“U.K. MAR”) operates in parallel to the original E.U. version (“E.U. MAR”). E.U. MAR and U.K. MAR contain prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.

U.K. MAR requires the U.K. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the FCA. Under U.K. MAR, the FCA may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments. The Financial Services and Markets Act 2023 confers new rule-making powers on the FCA, including the power to make changes to the regulatory framework on market abuse in the United Kingdom.

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The Criminal Justice Act 1993 also contains rules covering criminal penalties for insider dealing. The Financial Services Act 2012 contains criminal offenses for making false or misleading statements or creating a false or misleading impression in relation to relevant investments, including benchmarks. These offenses sit alongside the civil market abuse offenses in U.K. MAR, and the FCA is empowered to prosecute both civil and criminal market abuse offenses.

Prudential Capital and Liquidity Requirements

Under the IFPR, we are subject to consolidated prudential supervision by the FCA. Generally, U.K. Regulated Entities are subject to the IFPR when their activities fall within the scope of MiFID II. The U.K. Regulated Entities that fall within the scope of the IFPR must satisfy certain prudential capital and liquidity requirements, including the own funds requirements and the basic liquid assets requirement. Capital, liquidity and prudential governance requirements vary according to, among others, the scale and nature of our business, an internal assessment of our requirements and additional requirements imposed by the FCA.

Resolution Powers

In the United Kingdom, an investment firm may be subject to resolution or investment bank special administration depending on its systemic importance and regulatory classification. Resolution rules are included in the Banking Act 2009 and give authorities a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in” (writing down the claims of the firm’s unsecured creditors, including holders of capital instruments, and converting those claims into equity), as well as the power to force the partial or full sale of an entity subject to resolution. Special administration powers apply at the point an entity becomes insolvent and allows special administrators to take control of the entity and apply certain measures such as transferring client money and assets.

Our business does not fall within the scope of special administration rules. However, as our systemic importance may change, it is possible that we become subject to resolution rules. Decisions taken in the context of resolution or special administration may materially adversely affect investors in our ordinary shares.

Outside resolution, there are requirements for firms which hold client money. These requirements are principally intended to ensure that client money is protected in the event of the firm’s insolvency. Marex Financial is also subject to specific client money rules relating to regulated clearing arrangements.

Remuneration

We must comply with the “basic” and “standard” remuneration requirements contained in the Senior Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA Handbook. The U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles. Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G.

Financial Services Compensation Scheme / Financial Ombudsman Scheme

The U.K. Regulated Entities are within the scope of the U.K. Financial Services Compensation Scheme (“FSCS”). In certain circumstances, the FSCS would provide compensation if those entities

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were unable to satisfy the claims of their clients (for example, in the event of an entity’s insolvency). The U.K. Regulated Entities are required to pay an annual levy towards the FSCS, which is variable.

The Financial Ombudsman Scheme (“FOS”) is an independent complaints resolution body which seeks to resolve disputes between consumers and financial services providers. While the U.K. Regulated Entities are technically subject to the jurisdiction of the FOS, the FOS only considers complaints presented by an “eligible complainant”. Because “eligible complainants” are broadly non-professional persons, we do not expect any of our clients to be “eligible complainants” for the purposes of the FOS.

Benchmarks

Administering regulated benchmarks is a regulated activity under the U.K. Benchmarks Regulations (“U.K. BMR”). While we contribute to regulated benchmarks, we do not currently administer any that are subject to the U.K. BMR.

United States

MCMI, MML, MSIL, XFA and MPR LLC are subject to significant regulation in the United States, including requirements imposed by the CFTC, FINRA, the SEC, and the NFA. Certain U.S. Regulated Entities are also subject to the requirements set forth by exchanges to which they hold a membership. See “Business—Our Principal Services—Clearing.” These regulatory bodies and exchanges protect clients by imposing requirements on the U.S. Regulated Entities, including those relating to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters.

The CFTC is responsible for enforcing the CEA. The CFTC has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. The CEA also vests the CFTC with enforcement authority with respect to fraud and manipulation involving cash market trading of commodities. MCMI, MML, MSIL, XFA and MPR LLC must comply with the requirements set out by the CEA, including, by way of example, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for client funds, maintenance of record-keeping measures and in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes.

MCMI is regulated by the CFTC and NFA as a futures commission merchant; and MML, MSIL, XFA and MPR LLC are each regulated by the NFA as an IB. The foregoing U.S. Regulated Entities are also subject to the rules and requirements of the exchanges to which they are members, as applicable. The NFA has the power to search for and implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members.

The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA, a self-regulatory organization that operates under the oversight of the SEC, regulates member firms and is authorized to enforce disciplinary actions against member firms and registered representatives who violate federal securities laws or FINRA’s rules. MCMI and XFA are regulated by the SEC, and MCMI is a FINRA member firm.

The U.S. securities industry is subject to extensive regulation under federal and state securities laws. These laws and regulations include obligations relating to custody and management of client

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assets, marketing activities, self-dealing and full disclosure of material conflicts of interest. They generally grant the SEC and other supervisory bodies administrative powers to address non-compliance. The U.S. Regulated Entities must comply with a range of requirements imposed by the SEC, state securities commissions, the Municipal Securities Rulemaking Board (“MSRB”) and FINRA.

FINRA regulates trading in securities, including securities futures and options. All firms dealing in securities that are not regulated by another SRO, such as by the MSRB, are required to be member firms of FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its regulated institutions. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Net Capital Requirements

MSIL and the U.S. Regulated Entities are subject to net capital requirements as CFTC and NFA regulated entities. As an SEC registered broker-dealer and an NFA registered IB (and, in the case of MCMI, a Futures Commission Merchant under the CFTC’s and NFA’s rules), each of MCMI and XFA is subject to minimum capital requirements under Section 4(f)(b) of the CEA, Part 1.17 of the rules and regulations of the CFTC and the SEC Uniform Net Capital Rule 15c3-1 under the Exchange Act. These rules specify the minimum amount of capital that must be available to support clients’ open trading positions. Net capital and the related net capital requirement may be subject to daily fluctuations.

Failure to maintain the required net capital may subject each of the U.S. Regulated Entities to suspension or revocation of registration by the SEC, and suspension or expulsion by FINRA and other regulatory bodies. They may also experience limitations on their activities, including suspension or revocation of their registration by the CFTC, suspension or expulsion by the NFA and various exchanges of which they are members, monetary fines, prohibition on conducting business and ultimately liquidation.

France

The framework for the regulation of financial services in France is set out in (i) the French Monetary and Financial Code (Code Monétaire et Financier) as well as other French codes and legislation, (ii) the AMF General Regulation (Règlement Général), supplemented by certain instructions, positions and recommendations, (iii) the E.U. regulatory framework, as may be directly applicable in France and (iv) case law and disciplinary sanctions from French courts, the ACPR and the AMF.

Firms that provide financial services in France must be authorized and regulated by the relevant regulatory authority, the AMF and/or the ACPR. Financial services firms are subject to supervision by one or both the AMF and the ACPR.

Entities Subject To the AMF and ACPR’s Supervision

In France, we have three regulated entities: Marex SA and Arfinco SA, which each have permission to carry on a range of investment services and activities, and Marex AIFM. Marex SA is regulated and authorized by both the ACPR as an investment firm and the AMF as the operator of an OTF. Arfinco SA is regulated and authorized by the ACPR as an investment firm. Marex AIFM is regulated and authorized by the AMF as an AIFM. The ACPR also supervises, on a consolidated basis, Marex SA’s parent company, Marex European Holdings Limited (which is currently the majority shareholder of Marex SA), which qualifies as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

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To authorize a person to carry on regulated activities in France, the ACPR must determine that the applicant meets numerous regulatory requirements. The requirements are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to hold permission to carry on the relevant regulated activities in France. These conditions relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the ACPR;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business;

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities;

•

whether members of the firm’s governing body meet certain knowledge, experience, fitness and propriety requirements, both individually and collectively, and also satisfy certain availability requirements; and

•	whether managers of the firm’s key functions meet certain propriety, knowledge, experience and fitness requirements.

The authorization for operating a French OTF is granted by the AMF after consulting the ACPR. Before granting a license to the operator of a trading venue, the AMF reviews the operator’s compliance with the regulatory framework, approves the operating rules and grants a professional card to the persons in charge of certain control functions. The operator of the trading venue is also required to comply with the AMF’s reporting obligations.

AMF and ACPR Supervision and Enforcement

The AMF and ACPR have a wide range of supervisory powers, including extensive powers to intervene in the affairs of a regulated firm. The AMF and ACPR also have various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; and (iii) fine, censure, or impose other sanctions on firms or individuals. The ACPR can formally investigate a firm, require firms to produce information or documents, or require a firm to comply with additional reporting duties.

The most material regulatory requirements which apply to Marex SA, Arfinco SA and Marex AIFM are listed below.

Risk Management, Compliance and Governance

Marex SA, Arfinco SA and Marex AIFM are required to have robust risk management, compliance and governance processes so that they can be operated in accordance with the French regulatory framework and with sound risk management processes.

Certain operations by Marex SA, Arfinco SA and Marex AIFM must be subject to, at a minimum, ex-post notification to the ACPR or the AMF. In certain cases, such as changes to the firm’s capital structure exceeding certain thresholds, prior approval by the ACPR or the AMF is required.

Prudential Capital and Liquidity Requirements

Marex SA is subject to prudential regulation in France. Accordingly, Marex SA is subject to prudential supervision by the ACPR both individually, and on a consolidated basis with its parent

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company, Marex European Holdings Limited. Generally, as with the U.K. Regulated Entities, Marex SA, Arfinco SA and Marex AIFM are subject to prudential capital and liquidity requirements when their activities fall within the scope of MiFID II, as amended.

Resolution Powers

In France, an investment firm may be subject to resolution depending on its systemic importance and regulatory classification. Resolution rules are set forth in the French Monetary and Financial Code and give the ACPR and its Resolution Committee a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution.

Remuneration

The AMF has incorporated in its Position DOC-2023-03 (applicable as of October 3, 2023) the ESMA Guidelines on certain aspects of the MiFID II remuneration requirements (ESMA-35-43-3565 issued on April 3, 2023). The ESMA Guidelines aim to provide a common, uniform and consistent application of the MiFID II remuneration requirements and clarify the application of the governance requirements in the area of remuneration under MiFID II.

European Union

MSEL (and MSEL’s branches in Germany and Spain), the Italian branch of Marex Financial (pursuant to the terms of Marex Financial’s Italian license to provide services in Italy on a cross-border basis) and the Portuguese and Italian branches of Marex SA are authorized and regulated by the CBI, the FCA and the AMF/ACPR, respectively, making them subject to the regulation and rules of Ireland, the United Kingdom and France, respectively. MSEL and Marex SA also passport their services into other EEA states (as further described below), which brings them within the scope of the regulations and rules of those jurisdictions. The relevant E.U. regulatory requirements are listed below.

MiFID II

MiFID II governs the provision of investment services in financial instruments. It applies, among others, to investment firms, wealth managers, broker-dealers and product manufacturers which are authorized to carry out certain investment services and activities. It also covers trading venues, market operators, portfolio managers as well as third-country firms providing investment services in the European Union. MiFID II sets out requirements relating to client classification, management of conflicts of interest, best execution, governance, client order handling, suitability and appropriateness, outsourcing and transaction disclosures and reporting.

MSEL, Marex SA, Arfinco SA, Marex AIFM and Marex Financial are investment firms. Authorization under MiFID II in one member state enables a firm to carry on certain investment activities in other EEA states through passporting and without the requirement to obtain separate authorizations there. MSEL, Marex SA, Arfinco SA and Marex AIFM currently rely on passporting rights when undertaking cross-border activity in the European Union.

Market Abuse Regulation

E.U. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses. MAR requires the E.U. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the relevant competent authority.

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Under E.U. MAR, competent authorities may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments.

The Market Abuse Directive on criminal sanctions for market abuse (Directive 2014/57/EU) (“MAD II”) complements MAR and sets out minimum requirements for criminal penalties for market abuse. MAD II has been transposed into national law in all E.U. countries except for Denmark.

The E.U. Listing Act package was published in the Official Journal on November 14, 2024 and amongst other things makes amendments to E.U. MAR, representing the first substantive divergence between E.U. MAR and U.K. MAR in a variety of areas including: (i) the buy-back safe harbor; (ii) minor amendments to the definition of inside information; (iii) the format of certain insider lists for issuers admitted to trading on SME growth markets; (iv) market soundings; (v) PDMR transactions; and (vi) the public disclosure of inside information. Changes summarized in (i) to (v) were effective December 4, 2024, with changes summarized in (vi) to be effective on June 5, 2026. Such divergence requires both us and persons trading in our securities that are in-scope of E.U. and/or U.K. MAR to be mindful of the applicable regime and will likely increase legal and compliance costs for monitoring and implementing for two market abuse regimes, where formerly there was a single harmonized approach across the EU and UK.

CRD IV/CRR and IFD/IFR

The CRD IV and the Investment Firms Directive (Directive (EU) 2019/2034) and Regulation ((EU) 2019/2033) (“IFD” and “IFR”) set out the E.U. framework for the prudential regulation of investment firms. Certain MiFID investment firms of systemic importance, particularly those with permissions relating to underwriting or dealing as principal, are subject to the provisions of CRD IV relating to prudential and capital standards. CRD IV will be amended by CRD VI (Directive (EU) 2024/1619), which shall apply from January 11, 2026. The prudential consolidation provisions of IFR (principally Article 7) apply to MSEL and Marex European Holdings Limited, parent company (majority shareholder) of Marex SA, in its capacity as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

BRRD/SRMR

The BRRD regime, as copied in the Single Resolution Mechanism Regulation (“SRMR”) that applies to jurisdictions within the E.U. Banking Union, gives regulators a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution. Where appropriate and permitted under the regime, regulators may also have powers in relation to other entities in the same group as the relevant financial institution.

AIFMD

Unless an exemption applies, AIFMD applies to all AIFMs that (i) are E.U. based, (ii) are non-E.U. based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers, and the marketing of funds.

Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.

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Changes to AIFMD in the EU have been adopted and came into force in April 2024; however, EU Member States have two years after publication to transpose the rules into national law. This means the changes will apply from April 2026. While the Level 1 AIFMD 2 legislation has been published, the supplementary Level 2 delegated acts, setting out the supporting detail, have not yet been published and are expected throughout 2025. These changes could increase the compliance burdens on our AIFM and AIFs.

Changes to the UK’s version of the AIFMD regime are anticipated, with the UK’s Financial Conduct Authority expected to consult on proposed amendments to AIFMD in the UK in 2025. This is as a result of the so-called Edinburgh Reforms, where AIFMD in its current format in the UK will be repealed at a future, to be determined date, and replaced with an updated UK regime. It is not yet clear as to the potential direction of travel of any amendments to the UK AIFMD regime other than the FCA has previously expressed a preference to make it “more proportionate.” We expect the FCA to consult on these changes in 2025, with any changes taking effect at a future, but as yet unknown, date. Despite not yet having visibility on the substance or scale of any amendment to the UK AIFMD regime, it is likely that it will result in material divergence between the UK and EU regimes, which may increase the compliance burden on, and associated costs to, our AIFM and AIFs, particularly where they market into the UK.

Asia

In Singapore, MSAPL engages in broking and is regulated and licensed by the MAS to carry on certain regulated financial business, including (i) as a local IB in respect of Marex Financial’s OTC derivatives products (ii) to arrange trades locally in respect of Marex Financial’s structured notes, and (iii) as a clearing broker (with clearing membership on the Singapore Exchange). MSAPL is subject to Singapore law and regulation when conducting its business, including the Securities and Futures Act and Regulations, and the Financial Advisors Act and Regulations.

SEAPL engages in energy OTC broking. It operates in Singapore in reliance on an exemption from the requirement to obtain a license from the MAS. Although SEAPL is not required to obtain a license from the MAS, it remains subject to certain aspects of Singapore law and regulation while conducting its business.

In Hong Kong, MHKL and MFS HK conduct regulated financial business and are regulated by the SFC as IBs. MHKL and MFS HK are subject to Hong Kong law and regulation when conducting this business, including the Securities and Futures Ordinance.

DIFC

In the DIFC, MML conducts regulated financial business and is regulated by the DFSA as an authorized firm. MML has permission from the DFSA to undertake the following activities in the DIFC: (i) arranging deals in investments; (ii) advising on financial products; (iii) dealing in investments as principal; (iv) dealing in investments as agent; and (v) arranging custody. Pursuant to the applicable laws and regulations in the DIFC, MML must adhere to various obligations, including:

•	obtaining the appropriate license from the DFSA to operate in the DIFC;

•	meeting specific requirements, including maintaining adequate capital;

•	observing the DFSA’s conduct of business rules, which cover disclosure requirements and prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the DFSA regulations;

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•	submitting regular financial reports and other necessary disclosures to the DFSA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

•	MML and Marex SA Dubai must also comply with applicable laws in the DIFC, including UAE federal criminal law.

ADGM

In the ADGM, ACL conducts regulated financial business and is regulated by the FSRA as an authorized firm. ACL has permission from the FSRA to undertake the following activities in the DIFC: (i) arranging deals in investments; (ii) dealing in investments as agent; (iii) dealing in investments as principal; and (iv) providing custody. ACL is not permitted to deal with retail clients. Pursuant to the applicable laws and regulations in the ADGM, ACL must adhere to various obligations, including:

•	obtaining the appropriate license from the FSRA to operate in the ADGM;

•	meeting specific requirements, including maintaining adequate capital;

•	complying with the ADGM Financial Services and Markets Regulations 2015, which covers disclosure requirements and prevention of market abuse;

•	complying with the FRSA’s anti-money laundering and sanctions rulebook, including upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the FSRA regulations;

•	submitting regular financial reports and other necessary disclosures to the FSRA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

ACL must also comply with applicable laws in the ADGM, including UAE federal criminal law.

UAE (excluding DIFC and ADGM)

In the UAE, Marex Financial is regulated by the SCA and is licensed to undertake commodity brokerage and trading/general clearing activities. Pursuant to the SCA’s regulatory framework, Marex Financial must adhere to various obligations, including:

•	obtaining the appropriate license from the SCA to undertake regulated activities in the UAE (excluding the DIFC and ADGM);

•	meeting specific requirements imposed by SCA, including maintaining adequate capital and liquidity;

•	implementing policies and procedures to ensure the prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management processes, satisfying clearing and collateral obligations and maintaining adequate infrastructure and skilled personnel;

•	submitting regular financial reports, regulatory notifications and audits, and other necessary disclosures to the SCA;

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•	satisfying the SCA’s requirements with respect to segregation of client funds and client asset reporting and reconciliation; and

•	establishing strong internal controls and governance procedures, including an independent compliance officer.

Australia

In Australia, MAPL and Marex Financial conduct regulated financial business and are regulated by ASIC as an Australian Financial Services (“AFS”) Licensee and Foreign Company (Overseas) AFS Licensee respectively. MAPL and Marex Financial are subject to Australian law and regulation when conducting their businesses, including a statutory obligation to do all things necessary to ensure that the financial services covered by their AFSL licence are provided efficiently, honestly and fairly. MAPL’s obligations as an AFS Licensee also include:

•	having adequate arrangements in place for managing conflicts of interest;

•	complying with the conditions on its license;

•	complying with the financial services laws;

•	taking reasonable steps to ensure that its representatives comply with the financial services laws;

•	where it is the operator of an Australian passport fund or a person with responsibilities in relation to an Australian passport fund, complying with the law of each host economy for the fund;

•	complying with the ASIC Reference checking and information sharing protocol in relation to prospective representatives who will act as financial advisers;

•	having adequate financial, technological and human resources to provide the financial services covered by its license and to carry out supervisory arrangements;

•	maintaining the competence to provide the financial services covered by its license;

•	ensuring that its representatives are adequately trained and competent to provide the financial services covered by its licence; and

•	establish and maintain adequate risk management systems.

As a foreign AFS licensee, Marex Financial is subject to the following obligations:

•	provide financial services efficiently, honestly and fairly;

•	have in place adequate arrangements for the management of conflicts of interest;

•	comply with the conditions on its license;

•	comply with applicable financial services laws;

•	take reasonable steps to ensure that representatives comply with applicable financial services laws; and

•	have adequate risk management systems.

Anti-money Laundering

Our U.K. and European entities are subject to statutory and regulatory requirements concerning relationships with clients and the review and monitoring of their transactions. Regulated firms in both

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the United Kingdom and in the European Union must have robust governance, effective risk procedures and adequate internal control mechanisms to manage the exposure to financial crime risk. The measures require the U.K. and E.U. entities to verify client identity and understand the nature and purpose of the proposed relationship on the basis of documents, data or information obtained from a reliable and independent source; and review and monitor their client’s transactions and activities to identify anything suspicious.

Our U.K. and E.U. entities take a risk-based approach and senior management are responsible for addressing these risks. There is a requirement to regularly identify and assess the exposure to financial crime risk and report to the governing body on the same. This enables the targeting of financial crime resources on the areas of greatest risk. Procedures in the United Kingdom and European Union are based on guidance and requirements issued both at a national and supranational level.

The FCA and the financial supervisory authorities in the European Union require our entities to have systems and controls in place to enable them to identify, assess, monitor and manage financial crime risk. Accordingly, we have implemented appropriate systems and controls which are proportionate to the nature, scale and complexity of our activities. We provide relevant training to our employees in relation to financial crime. As required, our Money Laundering Reporting Officer, supported by regional compliance functions with financial crime responsibilities, provides regular reports to the Audit and Compliance Committee on the operation and effectiveness of these systems and controls, including details of our regular assessments of the adequacy of these systems and controls to ensure their compliance with the local regulatory requirements.

We are subject to similar anti-money laundering obligations to those described above in relation to the United States, United Kingdom and European Union for our subsidiaries that are regulated outside of those jurisdictions. Where such obligations exist, we put in place appropriate systems, controls and training to ensure we operate in line with requirements.

Data Privacy

Because we handle, collect, store, receive, transmit and otherwise process certain Personal Information of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy Requirements, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see “Risk Factors—Risks Relating to Regulation—Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage” for further details.

Intellectual Property

Our key trademarks include MAREX and NEON. We seek to register our key trademarks in the countries where we operate or intend to operate.

We also hold a portfolio of domain name registrations including www.marex.com, www.marexspectron.com and www.marexsolutions.com. Our websites are supported and managed by a third-party service provider and hosted on our server.

We have proprietary rights in certain data analytics and technology systems. These include our Neon trading and risk platform and AGILE, the commodity solutions platforms used by Marex Solutions

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and Marex Financial. We also license technology and software from third parties to manage and operate aspects of our business and use open-source software where we believe it is appropriate. Although we believe these licenses are sufficient for the operation of our business, these licenses are typically limited to specific uses and for limited time periods.

We sometimes engage third parties to develop processes, techniques, technology or other intellectual property on our behalf. As a matter of general practice, our contracts with such third parties provide for the assignment of the intellectual property in such developments to Marex or the grant of a license to use such intellectual property in our business. Our employees and direct contractors who are involved in the development of our intellectual property and technology are generally contractually required both to transfer the intellectual property in such developments to us and to maintain the confidentiality of our non-public proprietary information.

Employees

As of December 31, 2024, we directly employed 2,340 people in the United Kingdom, Europe, Asia and North America, of which 1,241 were front office employees. In addition, we also had a total of 85 contractors and consultants working with us as of December 31, 2024. The number of our full-time employees (excluding contractors and consultants) by geography and role are summarized below as of December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Employees by geography
United Kingdom	1,095	956	794
Europe	218	196	58
North America	709	688	617
APAC	200	171	106
Other Regions(1)	118	63	15

Total	2,340	2,074	1,590

Employees by role
Front-office employees	1,241	1,175	858
Control and support employees	1,099	899	732

Total	2,340	2,074	1,590

(1)	Other regions include South America and Middle East.

Our employees in our Paris office are represented by a Works Council. No other employees are represented by labor unions, collective bargaining agreements or other similar agreements. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Sustainability

Sustainability is an important part of both our business strategy and our approach to risk management.

In recent years, we have developed environmental offerings to support our clients as they transition to a low carbon economy. We connect interested clients to environmental markets through

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extensive coverage of clean energy, biofuels, recycled metals and carbon management including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of many governments and businesses, including many of our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.

Since 2020, we have embarked on our sustainability journey. In 2024 we focused on our approach to sustainability, which is underpinned by our People & Planet Plan. We seek to foster work environments where talent can thrive, as well as supporting the global green transition and reducing Marex’s own carbon footprint.

Our People & Planet Plan sets out our four sustainability goals and the underlying measures used to monitor our progress:

•	Goal 1: Create an environment that is inclusive and diverse so that we can recruit and retain the best talent.

•	Goal 2: Play an active role in growing awareness of opportunities in our industry to broaden the talent pool.

•	Goal 3: Become a go-to provider of environmental commodities adapting to our clients’ growing decarbonization needs.

•	Goal 4: Become a net-zero business by 2050, by reducing our environmental impact and carbon footprint and offsetting unavoidable emissions, we are unable to reduce using credible and verified sources.

Our activity is underpinned by strong governance, policies and procedures to manage risks and opportunities.

People

We have a strong culture and deeply value respect, integrity and development. Our people pillar is comprised of two goals; ensuring we build a team of talented individuals and empowering our team to drive our ambition for change across the business. We track our progress in this area by measuring employee engagement using the Peakon methodology. From 2019 to 2024, these employee engagement scores have remained stable even through transformational acquisitions. Our staff turnover is also below the industry average reported in the Payscale 2024 Compensation Best Practices report. In addition, we offer a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counseling and emotional support.

We created a DE&I Steering Group and established a cadence of regular events to celebrate and encourage diversity across our operations. A 12-month pilot mentoring program ran until June 2024 to develop our pipeline of high performing women within the firm.

We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In 2024, Marex volunteers in London supported a total of 275 students from various backgrounds through career coaching and a range of bespoke events, including a “World of Work Day” and school talks, through a charitable partnership with Future Frontiers.

Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In the years ended December 31, 2024 and 2023, Marex donated $376,955 and $470,419, respectively, to charities.

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Planet

We have two focus areas in managing our environmental impact: playing a leading role in environmental markets to help clients meet their sustainability goals and reducing our own environmental footprint. We seek to be a part of the transition to a low carbon economy by using our experienced position across the broader energy, commodities and financial markets to connect clients to voluntary and regulated environmental markets across the globe. We do so by introducing new environmental products and extending our geographic coverage, helping clients navigate the opportunities and risks of the transition from both a local and global perspective. We have over 50 environmental products and services covering our clients’ clean energy, renewable fuels, emissions management and recycled metals needs. By working in both traditional and green industries and facilitating and innovating in these markets, we believe we are well placed to work beyond market silos to make a difference to the sustainability of energy, commodities and financial markets and support the green transition.

In 2024, our environmental business continued to grow with revenue of $66.1 million, an increase of 42% compared to 2023. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. We saw organic growth in the fast-growing renewable fuels, renewable energy and recycled metals markets whilst we positioned ourselves for growth as carbon markets increasingly move towards regulated mechanisms. We also continued to invest in our environmental capabilities. On October 1, 2024, we acquired Dropet, a Spanish biolfuels business, expanding the range of our biofuels offering. We also made an investment in Key Carbon, which sources and finances carbon credit projects, giving us access to a wider client base and access to high integrity carbon credits. Elsewhere in the carbon markets, our office in New Zealand, which opened in July 2024, brought new customers and greater access to the country’s emissions trading scheme.

We are focused on helping our clients and global economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy Certificates and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition. As well as providing connectivity to clients in the carbon markets, we are active in carbon offset origination through our partnerships with strong organisations, including Key Carbon since 2024. Key Carbon sources and finances carbon credit projects and provides ongoing governance, monitoring and operational support so that its projects are held to high quality and integrity standards. The funding from Marex is planned to predominantly be used to help finance the production and distribution of low-emission, affordable cookstoves within Africa through the project developer Global Cookstoves, Key Carbon’s joint venture with BURN Manufacturing. We also continue to partner with the Global Mangrove Trust, OxCarbon (a not-for-profit spinout from the University of Oxford), Kumi Analytics and other key stakeholders to continue to develop scalable, verifiable and high-integrity carbon offset methodologies using satellite technology, while preserving and restoring mangrove forests in Southeast Asia, which have a number of highly beneficial environmental and social impacts.

We also recognize the importance of an industry-wide shift, including by contributing to the dialogue with trade organizations. We are a founding sponsor of the Oxford Program on the Sustainable Future of Capital Intensive Industries, which is a multi-year research program at the Smith School of Enterprise and the Environment at the University of Oxford. The program focuses on the ways that capital-intensive industries, such as mining, oil and gas, infrastructure and construction, can better support current global environmental challenges, including the role of commodity derivatives markets and technology in advancing social objectives.

As we support our clients in the green transition, we recognize our responsibility to address our own environmental footprint. Over 2024, we took significant steps to build the capabilities, data and

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processes that will allow us to transition to a net-zero business by 2050 or sooner. After introducing a sustainability platform in 2023 to automate the collection, storage and reporting of emissions data, 2024 saw us further strengthening our data collection and establishing quarterly internal reporting processes.

We remain focused on improving energy efficiency across the group and aims to become net-zero by 2050 or earlier. As part of the transition plan, our future objective is to drive down GHG emissions as much as possible and offset residual emissions using carbon offsets. However, in the near term, we aim to offset our Scope 1 and 2 emissions so that these offsets are credible and verifiable. They are purchased from the 001–OxC—The Global Mangrove Trust restoration and conservation project in North Sumatra. We have helped to establish this project and working in partnership with the Global Mangrove Trust, OxCarbon and Kumi Analytics to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification (the “OxCarbon Standard”). We used carbon credits from this project to offset Marex’s Scope 1 and 2 emissions since 2022 and will continue to do so in 2025. The Global Mangrove Trust project provides Marex, our clients and the wider market with an inventory of high-quality carbon offsets, verified and issued under the OxCarbon Standard.

During 2024, we have enhanced its process and undertaken various sustainability initiatives regarding Scope 1 and 2 methodology and reporting. We continue to implement the recommendations from our U.K. Energy Savings Opportunities Scheme report, for example by rolling out LED lighting across all offices. The majority of our office estate is leased and when we sign a lease on a new building, or renew an existing lease, we put sustainability at the forefront of our considerations. As a result, we have contracted to have 100% renewable electricity use at our Bishopsgate office in the City of London, and our Asia Square office in Singapore has a U.S. Green Building Council LEED Platinum certification and currently the largest photovoltaic installation (224 KWH peak) in the City’s Central Business District.

As an acquisitive business, our property footprint is closely monitored to drive efficiencies. Sustainability is a key factor while securing these efficiencies, buildings are consolidated and transitioned to more modern and environmentally efficient buildings insofar. During 2024, we took steps to consolidate our Chicago and Hong Kong offices.

Our Scope 3 emissions strategy continues to develop, and we do not currently report Scope 3 emissions externally. During 2024, we took steps to further develop our Scope 3 strategy, and we have been onboarding data in specific categories. Our focus for 2025 will build on the work conducted in 2024, both to continue to onboard data and to identify which of the 15 categories of Scope 3 emissions under the Greenhouse Gas Protocol are either significant, material or relevant to our business and consider how to report against them. We then aim to build a baseline of our most significant upstream and downstream emissions categories.

We remain focused on reaching net zero by 2050 or sooner, and we have invested in sustainability data management tools, team resources and training to allow us to create a detailed transition plan in the years ahead.

Legal Proceedings

We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See “Risk Factors” for more information.

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Properties

We lease our principal properties, which are used as office space. Our principal executive offices are in New York, United States and London, United Kingdom.

Our principal properties are summarized below.

Country	Location	Occupancy type	Lease end date
United Kingdom	London	Leased	October 2035
United States of America	New York	Leased	July 2030
United States of America	Chicago	Leased	December 2029
France	Paris	Leased	January 2033

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MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Ian Lowitt	61	Chief Executive Officer and Director
Rob Irvin	47	Chief Financial Officer and Director
Paolo Tonucci	56	Chief Strategist and CEO of Capital Markets
Simon van den Born	57	President
Thomas Texier	51	Group Head of Clearing
Nilesh Jethwa	46	Chief Executive Officer of Marex Solutions

Board of Directors
Robert Pickering	65	Chair
Konstantin Graf von Schweinitz	64	Director
Sarah Ing	58	Director
Linda Myers	61	Director
Roger Nagioff	60	Director
John W. Pietrowicz	61	Director
Henry Richards	40	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our board of directors since November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012, Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of Science in Electrical Engineering from University of Witwatersrand in Johannesburg.

Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our board of directors since May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honors in Economics and Social History from University of York.

Paolo Tonucci has served as our Chief Strategist and CEO of Capital Markets since May 2023. Mr. Tonucci joined us in May 2018 as Chief Operating Officer and served as Chief Financial Officer between October 2020 and April 2023. From January 2014 to April 2018, Mr. Tonucci served as Group

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Treasurer at the Commonwealth Bank of Australia based in Sydney, where he was responsible for funding, capital, asset and balance sheet management and investment of group liquidity. From September 2008 to December 2013, Mr. Tonucci served as the Head of Balance Sheet Management and later as the Head of Funding and Liquidity and Head of Africa Treasury at Barclays. From December 1996 to September 2008, Mr. Tonucci worked at Lehman Brothers in London and New York in various roles including Global Head of Asset and Liability Management, Global Head of Financial Planning, International Treasurer and later as Global Treasurer, where he sat on the board of several management committees. Mr. Tonucci is a Chartered Accountant and holds a Master of Arts in Economics from the University of Cambridge.

Simon van den Born has served as our President since June 2019. Mr. van den Born joined us in 2010 as Managing Director and Global Head of Metals and served on our board of directors from January 2016 to February 2021. From 2004 to 2010, Mr. van den Born worked at Valhalla Capital Management as a Portfolio Manager, and from 1994 to 2002, he worked at Goldman Sachs in the Commodity Index and Metals teams.

Thomas Texier has served as our Group Head of Clearing since July 2020. From April 2015 to July 2020, Mr. Texier served as Managing Director and later as Chief Operating Officer of R.J. O’Brien’s London business, where he was responsible for the global IT organization and served on their Executive Committee. From July 2002 to March 2015, he held several roles at Kyte Group London, prior to which he served as Operations Manager at FCT Europe Limited between August 2001 and June 2002 and as Deputy General Manager at Société Générale in Japan between November 1997 and July 2001. Mr. Texier holds a Master of Management from the Kedge Business School in France.

Nilesh Jethwa is Chief Executive Officer of our Marex Solutions business, which he set up in 2017. From April 2008 to December 2016, Mr. Jethwa worked at Leonteq, which he helped launch and ultimately went public on the Swiss Stock Exchange, where he ran their Markets Division, managing trading, sales, structuring, quantitative analytics and treasury. From July 2000 to March 2008, he worked at Lehman Brothers as an Executive Director and the Head of Single Stock Exotics, trading for Europe and the Middle East. Mr. Jethwa is also a Trustee of Noah’s Ark Children’s Hospice. Mr. Jethwa holds a Master of Arts in Mathematics from the University of Cambridge.

Board of Directors

The following is a brief summary of the business experience of our board of directors. See “—Executive Officers” for a summary of the business experience of Ian Lowitt and Rob Irvin.

Robert Pickering has served on our board of directors since September 2021, becoming Senior Independent Director in March 2022 and then Chair of the board in October 2023. Mr. Pickering previously served on the board of directors of Itau BBA, the investment banking arm of Itau Unibanco. From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. Robert also negotiated and led Cazenove’s successful joint venture with JPMorgan in 2004. Since leaving Cazenove, Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering’s extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.

Konstantin Graf von Schweinitz  has served on our board of directors since September 2021 and as Chair of the risk committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group,

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including Head of Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of SG Kleinwort Hambros Bank and as a non-executive director at Egerton Capital. He holds Bachelor of Arts and Master of Arts degrees in History and Economics from the University of Oxford.

Sarah Ing  has served on our board of directors since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the audit and compliance committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc, XPS Pensions Group plc and City of London Investment Group plc. Ms. Ing is a chartered accountant and holds a Bachelor of Science with Honors from Durham University.

Linda Myers  has served on our board of directors since January 2024 and was appointed Chair of our remuneration committee in March 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis LLP. During her tenure at Kirkland & Ellis, she served on the firm’s global management committee from 2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity-focused task forces and initiatives. Ms. Myers also serves as the chair of the board of directors of the National Philanthropic Trust and, for both Gibraltar Industries and LCI Industries, on the boards of directors and as chair of their respective Nomination and Governance Committees. She holds a Bachelor of Arts in International Relations and Economics from the University of Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center.

Roger Nagioff  has represented JRJ Group on our board since 2010. Mr. Nagioff is a founding partner of JRJ Group, and from 1997 to 2008, he served in various senior executive positions at Lehman Brothers, including Global Head of Fixed Income, Chief Operating Officer for Europe and Co-Head Global Equities. Prior to that, between 1989 and 1997, Mr. Nagioff held a variety of senior positions in the Equities division at NatWest Markets. He holds a Bachelor of Arts degree in Law from what is now the University of London.

John W. Pietrowicz  joined our board of directors in April 2024 and was appointed Chair of our mergers and acquisitions committee from its inception in March 2025. Mr. Pietrowicz served as Chief Financial Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the CME Group in 2003, where he served on the management team from 2010. From 2012 to 2023, Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the Financial Accounting Standards Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial Officer for The Merchants’ Exchange, an electronic commodities exchange based in Chicago. Mr. Pietrowicz has also served as an independent director of Federal Home Loan Bank of Chicago since January 2025. Mr. Pietrowicz holds a Bachelor of Business Administration in accounting from the University of Notre Dame and a Master of Business Administration in Finance from Loyola University Chicago. He is also a Certified Public Accountant.

Henry Richards  was a director on our board from 2018 to 2021, representing JRJ Group, and was reappointed to our board of directors in April 2024. Mr. Richards has 17 years of experience in investment banking and private equity, with special focus on financial services. Since 2015, Mr. Richards has been at JRJ Group, holding the role of Principal since 2018. From 2014 to 2015, Mr. Richards was a senior associate at Partners Capital LLP. Prior to that, Mr. Richards was an investment banker at JP Morgan. He holds a Bachelor of Arts (Honors) degree in Classics from Durham University.

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Composition of our Board of Directors

Our board of directors consists of nine members and has determined that Robert Pickering, Sarah Ing, Konstantin Graf von Schweinitz, Linda Myers and John W. Pietrowicz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors.

Foreign Private Issuer Status

As a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain U.K. corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended.

•	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer.

•

We do not intend to follow Nasdaq Rule 5605(d)(2), which requires that a listed company must have a remuneration committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to remuneration committee membership set forth in Nasdaq Rule 5605(d)(2).

•

We do not intend to follow Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Description of Share Capital and Articles of Association” for an overview of our corporate governance principles.

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Board Committee Composition

The board has established an audit and compliance committee, a remuneration committee, a nomination and corporate governance committee and a risk committee.

Audit and Compliance Committee

The audit and compliance committee, which consists of Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Sarah Ing serves as Chair of the committee. The audit and compliance committee consists exclusively of members of our board who are financially literate, and Sarah Ing is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Sarah Ing, Linda Myers, John Pietrowicz and Konstantin Graf von Schweinitz each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and compliance committee is governed by a charter, or terms of reference, that complies with Nasdaq listing rules.

The audit and compliance committee is responsible for, among other things:

•	monitoring the integrity of our financial statements and related disclosures;

•	reviewing and discussing with management and our external auditor the adequacy of the Company’s internal financial controls;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	evaluating our external auditor’s objectivity and independence;

•	pre-approving the audit services and non-audit services to be provided by our external auditor before the auditor is engaged to render such services;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy; and

•	reviewing our Code of Conduct (as defined below).

The audit and compliance committee meets as often as one or more members of the audit and compliance committee deem necessary, but in any event meets at least once per quarter. The audit and compliance committee meets at least once per year with our independent accountant, without our management being present.

Remuneration Committee

The remuneration committee, which consists of Linda Myers, Robert Pickering, Sarah Ing, Roger Nagioff and Henry Richards, assists the board in determining the remuneration policy and practices of the Company for executive directors’ remuneration and to design and determine the remuneration for the Chair of the board, executive directors and senior management. Linda Myers serves as Chair of the remuneration committee. Under SEC and Nasdaq listing rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our board has determined that Linda Myers, Robert Pickering and Sarah Ing each satisfies the heightened independence standards under SEC and Nasdaq listing rules.

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The remuneration committee is responsible for, among other things:

•	determining the policy for remuneration of our employees;

•	determining the total individual remuneration package of our executive directors, the Chair of the board and material risk takers for each year;

•	approving the strategic, risk and financial measures with respect to the compensation of our Chief Executive Officer;

•

overseeing the evaluation of our executive officers other than the Chief Executive Officer and, after considering such evaluation, to review and set, or make recommendations to the board regarding the remuneration of such executive officers;

•	reviewing, approving and recommending to the board for approval as necessary, all aspects of our incentive plans; and

•	administering and overseeing our compliance with the compensation recovery policy.

Mergers and Acquisitions Committee

The mergers and acquisitions committee was established in March 2025. It consists of John Pietrowicz, Linda Myers and Henry Richards and assists the board in reviewing potential mergers, acquisitions, disposals and similar transactions, and if appropriate, recommending these to the Board for final approval. John Pietrowicz serves as Chair of the mergers and acquisitions committee.

The mergers and acquisitions committee’s responsibilities include:

•	reviewing strategic alignment, significant business issues and risks, regulatory and legal issues, and employee-related issues of any proposal;

•	overseeing negotiations and the provision of appropriate funding and capital structures; and

•	conducting post-acquisition reviews of financial performance and integration.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which consists of Robert Pickering, Sarah Ing, Konstantin Graf von Schweinitz and Henry Richards, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Robert Pickering serves as Chair of the committee.

The nomination and corporate governance committee is responsible for, among other things:

•	identifying and recommending director candidates to the board for approval;

•	reviewing our succession plans;

•	reviewing and evaluating the structure and performance of our board;

•	recommending nominees for selection to our board’s committees;

•	developing and implementing appropriate corporate governance arrangements; and

•	overseeing sustainability and ESG matters, including diversity, equity and inclusion matters.

Risk Committee

The risk committee, which consists of Konstantin Graf von Schweinitz, Sarah Ing and Roger Nagioff, assists the board in overseeing and providing advice to the board on our current risk exposure and future risk strategies. Konstantin Graf von Schweinitz serves as Chair of the risk committee.

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The risk committee’s responsibilities include:

•	overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management;

•

assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; and

•	advising the board on risk strategy.

Appointment Rights

Pursuant to our shareholders’ agreement that terminated upon the completion of our IPO, certain of our shareholders had rights to appoint members of our board of directors. Our directors Roger Nagioff and Henry Richards were nominated by Amphitryon Ltd. on behalf of JRJ Investor 1 LP.

Pursuant to the shareholders’ agreement that became effective upon completion of our IPO, certain of our shareholders have rights to appoint members of our board of directors. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Code of Conduct

We have adopted a code of business conduct and ethics (the “Code of Conduct”), which covers a broad range of matters including the handling of conflicts of interest, dealing with corporate opportunities, handling confidential information and compliance with laws and regulations. This Code of Conduct applies to all of our executive officers, directors and employees.

Executive Officer and Director Compensation

The total aggregate amount of remuneration paid and benefits in kind provided to our executive officers and directors for services in all capacities for the year ended December 31, 2024 was $40.5 million. Of that aggregate amount, $12.5 million related to remuneration paid to members of our board of directors. These aggregate amounts include remuneration paid, bonuses paid for the year, amounts received under the incentive plans described below under “—Equity Incentive Plans,” contributions to pensions and other retirement benefits, excess retirement benefits, compensation for loss of office and consideration paid to third parties for directors’ services. For the year ended December 31, 2024, the highest paid director received remuneration of $6.9 million. One non-executive director stepped down in December 2024 and received an immaterial payment comprised of accrued fees to December 18, 2024 (the date of termination) and in respect of settlement of her entitlements for her notice period.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our directors and executive officers, which are included in the aggregate total above. We do not currently maintain any profit sharing plan for the benefit of our executive officers or directors.

During the year ended December 31, 2024, pursuant to our equity incentive plans described under “—Equity Incentive Plans,” we granted awards to our executive officers and directors in the aggregate amount of $10 million, of which $2.6 million was awarded to the highest paid director. During the year ended December 31, 2023, five executive officers and directors had vestings under the 2021 DBP and six executive officers and directors had vestings under the 2022 DBP. As described below,

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our executive officers and other employees receive discretionary bonuses, which may be included in a deferred bonus plan or other incentive plan as relevant to such employee. See “—Equity Incentive Plans.”

Executive Officer and Director Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of 12 months for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. We also entered into customary agreements with our non-executive directors in connection with our IPO.

Equity Incentive Plans

Options and other equity incentive awards are outstanding under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to the registration statement of which this prospectus is a part.

The number of awards and other interests held by directors and executive officers pursuant to the below arrangements is included in “Principal and Selling Shareholders” below.

Warrants

In 2012, we granted a warrant to Simon van den Born, our President (the “SvdB Warrant”). Mr. van den Born exercised the SvdB Warrant, and as a result, non-voting ordinary shares were issued to him immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Following the effective 1.88 to one reverse split of our ordinary shares in connection with our IPO, 465,536 ordinary shares were issued upon the exercise of the SvdB Warrant, and a proportion of such ordinary shares were retained by the EBT to satisfy an aggregate $3.5 million exercise price payable to exercise the SvdB Warrant.

In 2019, we granted a warrant to Ian Lowitt, our CEO, entitling him to acquire 268,282 non-voting ordinary shares for $0.000165 per non-voting ordinary share (prior to the 1.88 to one reverse split of our ordinary shares) (the “IL Warrant”). Following the effective 1.88 to one reverse split of our ordinary shares and the completion of our IPO, the IL Warrant was terminated, and Mr. Lowitt will be issued 142,709 ordinary shares in connection therewith on or shortly following the twelve-month anniversary of the completion date of our IPO (subject to earlier distribution in the event of certain corporate events that occur prior to such twelve-month anniversary). In addition, the ordinary shares will not be distributed to Mr. Lowitt in connection with the termination of the IL Warrant in the event Mr. Lowitt is deemed to be a “bad leaver” at any time prior to the twelve-month anniversary of the completion date.

Growth Shares

We offered multiple series of growth shares to our employees, including directors and senior managers, since 2010 (the “Growth Shares”). Growth Shares participated in the value of the Company above an initial threshold market capitalization, set at a premium to the market capitalization at the time Growth Shares were issued. The economic value of each “series” of Growth Share was therefore different, as a result of the changing market capitalization of the Company over the period in which Growth Shares were issued.

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Growth Shares “vested” immediately prior to completion of our IPO, entitling holders to have their Growth Shares redeemed for either: (i) a cash payment equal to the value of their Growth Shares; or (ii) non-voting ordinary shares with equivalent value, in each case subject to deductions for any required tax withholding in any jurisdiction. All holders elected for satisfaction in non-voting ordinary shares. The value of the Growth Shares, and the resulting number of non-voting ordinary shares required to be issued to satisfy them, was calculated in accordance with our Articles of Association.

In accordance with the terms upon which the 2016, 2019 and 2020 series of Growth Shares were issued, upon completion of our IPO, holders of those Growth Shares were also issued additional ordinary shares reflecting the value of dividends paid by us since their respective Growth Shares were issued, with the number of additional ordinary shares deliverable to holders calculated on a grossed-up basis, partially compensating holders for the taxes that arose on such additional ordinary shares (the “dividend adjustment”).

Each recipient of the series 2020 Growth Shares remains subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth Shares within one year of completion of our IPO in excess of 33% of the recipient’s series 2020 Growth Shares and within two years of completion of our IPO in excess of 66% of the recipient’s series 2020 Growth Shares (unless we determine otherwise).

Based on the price of $19.00 per ordinary share at our IPO, the Growth Shares had an aggregate value of $172.5 million (including the value of additional ordinary shares payable to holders of 2016, 2019 and 2020 series of Growth Shares to reflect the dividend adjustment).

The redemption of Growth Shares and delivery of non-voting ordinary shares to holders in satisfaction took place immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Any non-voting ordinary shares acquired in exchange for Growth Shares were re-classified as ordinary shares at the same time as other non-voting ordinary shares, as described in the section entitled “Description of Share Capital and Articles of Association.”

Growth Options

Series 2010 Growth Options were held by our current and former employees (the “Series 2010 Growth Options”). The value of the Series 2010 Growth Shares underlying the Series 2010 Growth Options was calculated in the manner described in the Growth Shares section above. The Series 2010 Growth Options had an aggregate value of $1.2 million.

Series 2010 Growth Options “vested” immediately prior to completion of our IPO, which entitled holders to have their Series 2010 Growth Options redeemed for a cash payment equal to the value of their Series 2010 Growth Options. We also offered holders the ability to instead receive Series 2010 Growth Shares with equivalent value. In each case, they were subject to deductions for any required tax withholding in any jurisdiction. Any Series 2010 Growth Shares delivered in satisfaction of Series 2010 Growth Options were then redeemed for non-voting ordinary shares in the same manner as described in the Growth Shares section above. Cash and/or Series 2010 Growth Shares were delivered to holders of Series 2010 Growth Options immediately prior to the conversion of Growth Shares into non-voting ordinary shares.

As described above for the Growth Shares, the satisfaction of Series 2010 Growth Options took place immediately prior to completion of our IPO as part of the reorganization of our share capital in connection with our IPO. Please see “Description of Share Capital and Articles of Association” for more detail.

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Nil-Cost Options

Nil-cost options over 592,356 non-voting ordinary shares (prior to the effective 1.88 to one reverse split of our ordinary shares) were held by current and former employees pursuant to our 2007 Employee Share Purchase Plan (“Nil-cost Options”). All Nil-cost Options are vested. Following the effective 1.88 to one reverse split of our ordinary shares, Nil-cost Options remained outstanding over 315,092 ordinary shares following the completion of our IPO. All Nil-cost Options have been exercised, and none remain outstanding.

Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Form of awards: Awards take the form of a conditional right to receive non-voting shares which are automatically transferred to the participant following vesting.

Non-transferable and non-pensionable: Awards are non-transferable, save to personal representatives following death, and do not form part of pensionable earnings.

Source of Shares: Shares may be newly issued, transferred from treasury or market purchased for the purposes of the Retention LTIP (as defined below), LTIP, 2021 DBP and 2022 DBP.

Variation of capital: The number of shares subject to awards may be adjusted, in such manner as our board or the remuneration committee may determine, following any variation of share capital of the Company or a demerger of a substantial part of our business, a special dividend or a similar event affecting the value of shares to a material extent.

Dividend equivalents: Participants may receive an additional payment (or ordinary shares of equivalent value) equal to the dividends which would have been paid during the vesting period. Cash dividend equivalents will be paid following the expiry of any applicable retention period.

Corporate actions: In the event of a change of control, scheme of arrangement or voluntary winding up of the Company (not being an internal corporate reorganization), unless otherwise required by the remuneration requirements of SYSC 19G applicable to our business, awards granted under the Retention LTIP, 2021 DBP and 2022 DBP will vest early subject, in the case of awards granted under the Retention LTIP to:

•	the extent that the performance conditions have been satisfied at that time; and

•

unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time elapsed in the normal vesting period and such other factors as it considers appropriate.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the remuneration committee, would affect the market price of ordinary shares to a material extent, then the remuneration committee may decide that awards will vest on the basis set out above.

However, LTIP awards will not vest early in the event of a change of control, scheme of arrangement or voluntary winding up of the Company. For all LTIP awards, and those Retention LTIP, 2021 DBP and 2022 DBP awards which do not vest early but instead remain outstanding on such an event, the remuneration committee has a discretion to make such adjustments to the award, including converting it into a cash-based award, as the remuneration committee may determine, to reflect the event.

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In the event of an internal corporate reorganization awards will be replaced by equivalent new awards over shares in a new holding company unless the remuneration committee decides that awards should vest on the basis set out above.

Alterations: The board may amend the rules of the Retention LTIP, LTIP, 2021 DBP and 2022 DBP as it considers appropriate save that an amendment to the detriment of participants requires their individual or the consent of 75% as a class.

Malus and clawback: The remuneration committee may apply malus or clawback where at any time before or within five years following grant it determines that our financial results were misstated or that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been. The remuneration committee may also apply clawback before or within five years following grant where it determines that, at any time prior to the later of the vesting of an award or the expiry of any retention period:

•	the participant committed misconduct that justified, or could have justified, dismissal;

•	the participant’s action or omission has contributed to reputational damage to any member of our group;

•	there has been corporate failure of any member of our group;

•	there has been a failure of risk management; or

•	the participant has breached any codes of conduct operated by any member of our group; or has failed to meet the required standards of fitness and conduct imposed by any regulatory body.

A clawback may be satisfied in a number of ways, including by reducing the amount of any future bonus, by reducing the vesting of any subsisting or future awards, by reducing the number of shares under any vested but unexercised option and/or by either one or both of a requirement to make a cash payment or transfer of shares to us. The circumstances or period over which malus and clawback may be applied shall be adjusted by the remuneration committee to the extent required to comply with any regulatory requirements applicable to our business and/or individual participants. For awards granted under the Retention LTIP, 2021 DBP and 2022 DBP, such clawback provisions will not apply following the occurrence of a takeover or similar corporate event.

Furthermore, to the extent applicable, awards granted under the Retention LTIP, 2021 DBP and 2022 DBP are subject to the terms of any other clawback policy adopted by us, including to comply with applicable SEC and Nasdaq listing requirements.

Retention Long-term Incentive Plan (“Retention LTIP”)

One-off awards were granted to 25 senior employees under the Retention LTIP and, as of December 31, 2024, were outstanding over in aggregate 1,606,849 ordinary shares (following the effective 1.88 to one reverse split of our ordinary shares and the completion of our IPO).

All outstanding shares in the Retention LTIP award vested on publication of our audited annual financial results for the year ended December 31, 2024.

2021 Deferred Bonus Plan (“2021 DBP”)

The 2021 DBP was operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2021 and provided for the remuneration committee to require

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deferral of a portion of employees’ 2021 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). As of December 31, 2024, 2021 DBP awards were outstanding over an aggregate amount of 149,874 ordinary shares.

All outstanding shares in the 2021 DBP awards vested following publication of our audited annual financial results for the year ended December 31, 2024 (subject to certain vesting conditions set out in the 2021 DBP).

2022 Deferred Bonus Plan (“2022 DBP”)

The 2022 DBP was first operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2022 and provides for the deferral of at least 50% of “Material Risk Takers” 2022 annual bonuses into an award over non-voting ordinary shares and for the remuneration committee to require deferral of a portion of other employees’ 2022 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). As of December 31, 2024, 2022 DBP awards were outstanding over an aggregate amount of 688,557 ordinary shares.

The outstanding balance of 2022 DBP awards are expected to vest in two equal annual tranches on the second and third anniversary of the date of grant (or, if later in the relevant year, publication of audited annual financial results for the prior year) (in each case, subject to certain vesting conditions set out in the 2022 DBP).

2022 DBP awards are subject to materially the same terms as the 2021 DBP (as described in the 2021 DBP section above), other than the following terms, which were primarily implemented to comply with regulatory requirements applicable to our business pursuant to SYSC 19G:

•

the level and duration of deferral of annual bonuses into 2022 DBP awards is applied for participants that are designated as “Material Risk Takers” in line with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated for Material Risk Takers on cessation of employment or in connection with a corporate event;

•	awards may be subject to a retention period, during which the transfer of shares received on vesting is restricted. A mandatory six-month retention period is applied for “Material Risk Takers;”

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they become a “Career Retiree” as determined by the remuneration committee.

Long-term Incentive Plan (“LTIP”)

Awards were granted to four senior executives under the LTIP and are outstanding over in aggregate 217,509 ordinary shares (following the effective 1.88 to one reverse split of our ordinary shares and the completion of our IPO). LTIP awards were not impacted as a result of completion of our IPO, other than being adjusted to incorporate certain required amendments and remain outstanding over ordinary shares.

LTIP awards remain capable of vesting on their normal vesting date, being the later of: September 6, 2026; publication of our audited annual financial results for the year ended December 31, 2025; and assessment of the performance conditions applicable to LTIP awards.

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The LTIP is on materially the same terms as the Retention LTIP (as described in the “—Retention LTIP” and “—Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP” sections above), other than the following terms:

•

as all LTIP participants are designated as “Material Risk Takers,” the terms of the LTIP are intended to comply with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated on cessation of employment or in connection with a corporate event;

•	LTIP awards are subject to an individual limit of 300% of gross annual basic salary on the grant date (or 400% if the remuneration committee determines that exceptional circumstances apply);

•

LTIP awards are subject to a two year retention period, during which the transfer of shares received on vesting is restricted. The retention period may be reduced by up to 18 months at the discretion of the remuneration committee;

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they depart due to redundancy, mutual agreement with us or if they become a “Career Retiree” as determined by the remuneration committee.

Employee Benefit Trust (“EBT”)

We have established the EBT, which currently holds unencumbered ordinary shares that may be used to satisfy the incentive arrangements referred to in this Equity Incentive Plans section. The EBT is constituted by a trust deed between us and an offshore independent professional trustee. The power to appoint and remove the trustee rests with us. As of March 31, 2025, 1,537,046 ordinary shares were held by our EBT.

Global Omnibus Plan

In connection with our IPO, we adopted the Marex Group plc Global Omnibus Plan (“Global Omnibus Plan”). The Global Omnibus Plan became effective shortly prior to the completion of our IPO. The Global Omnibus Plan provides for the grant of equity and cash-based incentive awards to our eligible employees and non-employee directors. Non-employees (including, non-employee directors and consultants) are eligible to be granted awards under a Non-Employee Sub-Plan to the Global Omnibus Plan (the “Non-Employee Sub-Plan”).

The material terms of the Global Omnibus Plan are summarized below. This summary is not a complete description of all provisions of the Global Omnibus Plan and is qualified in its entirety by reference to the Global Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration

Employees and employee directors of the Company and its subsidiaries are eligible to receive awards under the Global Omnibus Plan. The Global Omnibus Plan is administered by our remuneration committee except with respect to awards to non-employee directors under the Non-Employee Sub-Plan (discussed below), which are administered by the board, each of which in turn may delegate its duties and responsibilities (the board, remuneration committee and any

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authorized delegates are referred to collectively as the “Plan Administrator”). The Plan Administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with and adopt rules for the administration of, the Global Omnibus Plan, subject to its express terms and conditions. The Plan Administrator also sets the terms and conditions of all awards under the Global Omnibus Plan, including any vesting and vesting acceleration conditions.

Share Reserve and Evergreen

The aggregate number of shares reserved for issuance under the Global Omnibus Plan equals the sum of (i) 7,081,808 shares; (ii) 142,709 shares in respect of an award to Ian Lowitt, our CEO; and (iii) an annual increase on the first day of each calendar year beginning in 2025 and ending in and including 2034, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board (the “Share Reserve”). For the avoidance of doubt, the board has the right to determine that no increase should be made to the Share Reserve. The evergreen provision providing for an automatic increase in the amount of the Share Reserve (unless otherwise determined by the board) is intended to provide us with the continuing ability to grant equity awards to eligible employees and employee directors for the ten-year term of the Global Omnibus Plan and ensure that sufficient shares are within the Share Reserve to meet such awards.

The Share Reserve was increased on January 1, 2025 by the maximum amount of shares permitted under the evergreen provision (being 5% of the outstanding shares as at December 31, 2024). The aggregate number of shares reserved for issuance under the Share Reserve as at March 31, 2025 was 7,585,743.

Awards

The Global Omnibus Plan provides for the grant of share options, including incentive share options (“ISOs”), conditional awards, restricted shares, share appreciation rights (“SARs”) or any other share- or cash-based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Global Omnibus Plan. The Global Omnibus Plan contains the ability to impose post-termination exercise restrictions applicable to participants. All awards under the Global Omnibus Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and any post-termination exercise limitations in addition to those set out in the Global Omnibus Plan. Awards other than cash awards generally will be settled in our ordinary shares, but the Plan Administrator may provide for cash settlement of any award. A brief description of each award type follows.

Share Options: Share options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. Vesting conditions determined by the Plan Administrator may apply to share options and may include continued service, performance and/or other conditions. For U.S. tax resident participants, ISOs may provide tax deferral beyond exercise and favorable capital gains tax treatment if certain requirements of the Code are satisfied. The exercise price of an ISO may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction.

SARs: SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). Vesting conditions, which may be determined by the Plan Administrator, may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Shares: Restricted shares are non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met. Participants may or may not be required to acquire their restricted shares for a set purchase price. Conditions applicable to restricted shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine. Holders of restricted shares generally have all of the rights of a shareholder upon the issuance of restricted shares. Notwithstanding the foregoing, unless otherwise determined by the remuneration committee, the holder of a restricted share will be required to waive their right to all dividends on their restricted shares until vesting. Holders of restricted shares will also be required to enter into certain tax elections (such as Section 431 or 83(b) elections) if required by the remuneration committee.

Conditional Awards: Conditional awards are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the ordinary shares underlying conditional awards may be deferred under the terms of the award. Conditions applicable to conditional awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine. Conditional award holders have no rights of a shareholder with respect to ordinary shares subject to conditional awards unless and until such ordinary shares are delivered in settlement. In the sole discretion of the Plan Administrator, conditional awards may also be settled for an amount of cash on the maturity date of the conditional award, or a combination of cash and ordinary shares.

Other Share-or Cash-Based Awards: Other share-or cash-based awards are awards of cash, fully vested ordinary shares and other awards denominated in, linked to, or derived from our ordinary shares or value metrics related to our ordinary shares. Other share-or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other share or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine.

Dividend Equivalents: Dividend equivalents represent the right to receive a benefit determined by reference to the value of dividends paid on ordinary shares and may be granted alone or in tandem with awards, including share options and SARs. Dividend equivalents may be settled in cash, ordinary shares or additional awards, delivered at such time as may be determined by the remuneration committee. The remuneration committee shall decide the basis on which the value of such dividends shall be calculated, which may assume the reinvestment of dividends.

Vesting

Vesting conditions determined by the Plan Administrator may apply to each award and may include continued service, performance and/or other conditions. Vesting conditions will be set out in individual award agreements.

IFPR

As the IFPR Rules apply to our business, awards made to “material risk takers” comply with these requirements. The relevant award agreements contain vesting conditions, and the Global Omnibus Plan includes a post-vesting holding period that is imposed for “material risk takers,” in each case, that comply with the IFPR Rules.

Corporate Events and Adjustments of Awards

The Plan Administrator has broad discretion to take action under the Global Omnibus Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the

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dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our ordinary shares, such as changes of control, reorganizations, variations in share capital, demergers, special dividends and other corporate transactions. In the event of a “change in control” of the Company, which is not an internal reorganization or merger and unless otherwise restricted by tax, legal or regulatory considerations or the Plan Administrator, all unvested awards are expected to become vested. In addition, in the event of transactions where the Plan Administrator determines that such transactions are internal reconstructions or reorganizations, the Plan Administrator may treat all awards as surrendered in consideration for the grant of new substantially equivalent awards. The Plan Administrator may also make amendments to the Share Reserve and/or outstanding awards in the event of a variation of share capital, demerger, special dividend or other similar events or transactions. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Other Key Terms

Sub-Plans: The Plan Administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the Share Reserve described above (such Share Reserve shall only be amended by the board), in order to facilitate grants of awards subject to the laws of countries outside of the United Kingdom. All awards will be subject to the provisions of the Global Omnibus Plan and/or any clawback policy implemented by us.

Transferability: With limited exceptions, awards under the Global Omnibus Plan are generally non-transferable and exercisable only by the participant.

Tax: Each participant will be responsible for all taxes, social security contributions and other liabilities arising in respect of their award. To the extent a participant has not otherwise discharged any taxes that may arise in respect of their award, the participant will be required to indemnify and hold us harmless against any such tax. We may demand such amounts under the indemnity, withhold such amounts from payments to the participant (including, from salary, bonus or any other payments of any kind otherwise due to the participant) or make such other arrangements as are determined appropriate with respect to the collection of any such amount (including, selling or withholding ordinary shares).

Plan Amendment and Termination

The board may amend or terminate the Global Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws. No awards may be granted pursuant to the Global Omnibus Plan after the tenth anniversary of the earlier of (i) the date on which our board adopts the Global Omnibus Plan; and (ii) the date on which our shareholders approve the Global Omnibus Plan.

Non-Employee Sub-Plan to the Global Omnibus Plan

Together with the Global Omnibus Plan, we have adopted the Non-Employee Sub-Plan, pursuant to the authority of our board under the Global Omnibus Plan, which became effective shortly prior to the completion of our IPO.

The Non-Employee Sub-Plan is to be read as a continuation of the Global Omnibus Plan. In the event of any conflict between the provisions of the Non-Employee Sub-Plan and the Global Omnibus Plan, the provisions set out in the Non-Employee Sub-Plan prevail. A portion of the fees payable to the non-employee directors are delivered in the form of conditional awards granted pursuant to the Non-Employee Sub-Plan of the Global Omnibus Plan.

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UK Sharesave Sub-Plan

Together with the Global Omnibus Plan and the Non-Employee Sub-Plan, we have adopted the UK Sharesave Sub-Plan to the Global Omnibus Plan (the “UK Sharesave Sub-Plan”), pursuant to the authority of our board under the Global Omnibus Plan, which became effective shortly prior to the completion of our IPO.

The UK Sharesave Sub-Plan is an all-employee savings related share option plan, which has been designed to meet the requirements of Schedule 3 of ITEPA, so that if the board decides to operate the UK Sharesave Sub-Plan, ordinary shares can be acquired by U.K. employees in a tax-efficient manner.

Under the plan, qualifying employees are able to acquire options over ordinary shares on a tax-favored basis and at a discount of up to 20% of their market value at the date of grant. To exercise these options, participants will be required to save out of contributions from their salary under a three- or five-year HMRC-approved savings contract. Savings contributions are subject to a statutory limit, which is currently £500 per month. The board has discretion to determine whether, and if so, when the UK Sharesave Sub-Plan will operate.

As of March 31, 2025, no offerings have been made under the UK Sharesave Sub-Plan.

Eligibility; Invitations

If the board resolves to operate the UK Sharesave Sub-Plan, invitations must be sent to all eligible employees of a participating company and those participating company directors who are required to work a minimum of 25 hours per week. Employees will be eligible, provided they have been employed for any qualifying period determined by the board, which cannot exceed five years. The board also has discretion to include any other employee or non-employee director of a participating company. Invitations to apply for options may be issued by the board at any time.

Option Price

The option price will be determined by the board and must not be less than 80% of the market value of an ordinary share on the invitation date as determined in accordance with Part VIII of the U.K.’s Taxation of Chargeable Gains Act 1992 and as agreed in advance with HMRC, or, if greater (and ordinary shares are to be subscribed), the nominal value of an ordinary share.

Savings Contract

To participate in the UK Sharesave Sub-Plan, a qualifying employee will need to enter into an HMRC-approved savings contract of three or five years agreeing to make contributions of a fixed amount between £5 and £500 per month (or any other maximum amount as directed by the board under the terms of the UK Sharesave Sub-Plan, subject to any limit permitted by the relevant legislation from time to time) (the “Savings Contract”). Upon expiry of the Savings Contract, the employee may be entitled to receive a tax-free bonus in addition to repayment of the savings contributions. The employee may elect to apply the proceeds of the Savings Contract to exercise the option and acquire ordinary shares. Alternatively, the employee may choose to withdraw the proceeds of the Savings Contract.

Grant of Options

Employees who enter into Savings Contracts will be granted options to acquire ordinary shares at the option price using the amount saved, including any bonus or interest. Options will need to be

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granted within 30 days (or 42 days if the applications are scaled down) of the first day by reference to which the option price was set. Options are not transferable (other than on the death of a participant), assignable or chargeable and will lapse immediately in the event of any breach of the transfer prohibition.

Exercise of Options

Options must normally be exercised in whole or in part within six months after the completion of the related Savings Contract, provided the participant remains a director or employee of a participating company. Following the date of exercise, ordinary shares will need to be allotted and transferred to the participant within 30 days.

Options may be exercised early in the event of a participant ceasing employment with us or our subsidiaries because of death, retirement, injury, disability, redundancy, a relevant transfer under the UK’s Transfer of Undertaking (Protection of Employment) Regulations 2006 or the individual’s employing company or employing part of a business being sold out of our group. On death, options may be exercised by the participant’s personal representatives. A participant’s options will normally lapse if leaving us or our subsidiaries for any other reason.

Options may also be exercised early in the event of a voluntary winding-up of the Company. On cessation of employment for other reasons or if a participant ceases to pay contributions under the related savings contract, options will normally lapse.

Change of Control

Options may be exercised early if:

•	any person obtains control of the Company as a result of a general offer to acquire ordinary shares;

•	a person (or a group of persons acting in concert) becomes bound or entitled to acquire ordinary shares by serving a notice under sections 979-982 or 983-985 of the Companies Act; or

•	a scheme of arrangement in connection with the acquisition of ordinary shares is sanctioned pursuant to section 899 of the Companies Act.

Options may be exercised within six months of the event. In the event of a reorganization or merger, where the shareholders of the acquiring company are substantially the same as the Company shareholders immediately before the change of control, no options will be exercisable but will be exchanged for equivalent rights.

Rights Attaching to Shares and Transferability

Shares allotted or transferred under the UK Sharesave Plan will rank alongside shares of the same class then in issue. Options are not transferable (except on death) and are not pensionable benefits.

Variation of Capital

In the event of a variation in the equity share capital of the Company including a capitalization or rights issue, sub-division, consolidation or reduction, the board may adjust the number of ordinary shares subject to the option and the option price, provided that the total option price and total market value of the ordinary shares under option must remain substantially the same. The board shall give notice to the option holders as soon as reasonably practicable after making such adjustments.

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Alterations

The UK Sharesave Plan may at any time be altered by the board in any respect. However, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws (except for minor amendments to benefit the administration of the UK Sharesave Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders or for a participating company).

New Awards

Employee Awards

In connection with our IPO, we granted, pursuant to the Global Omnibus Plan (i) conditional share awards in respect of 1,133,336 ordinary shares in connection with the deferral of a portion of the annual bonuses to be paid to employees for the financial year ended December 31, 2023 (“Deferred Bonus Awards”), of which awards in respect of an aggregate of 580,554 shares were granted to our executive officers, (ii) conditional shares in respect of 684,173 ordinary shares in connection with retention awards to certain key employees, of which awards in respect of an aggregate of 63,157 shares were granted to our executive officers, (iii) conditional share awards in respect of 234,960 ordinary shares in connection with an initial public offering employee share award program for our current employees in good standing (other than those employees receiving retention awards pursuant to the foregoing clause (ii)), which awards were based on such employees’ years of service with us and (iv) conditional share awards in respect of 240,613 ordinary shares were granted to our executive officers in connection with annual incentive awards for 2023 (“2023 LTI Awards”) (which were adopted on substantially the same terms as the LTIP described above), in each case based on the initial public offering price of $19.00 per ordinary share. The retention awards will vest on the third anniversary of the grant date, subject to the achievement of certain pre-established performance targets and the employee’s continued service through such date (provided that employees who incur an earlier qualifying termination will remain eligible to earn the award on the original vesting date). The employee share awards will vest on the third anniversary of the grant date, subject to the employee’s continued service through such date (or earlier qualifying termination), subject to the terms of the Global Omnibus Plan and the applicable award agreement in respect of vesting.

In March 2025, we granted, pursuant to the Global Omnibus Plan (i) conditional share awards in respect of 1,025,433 ordinary shares in connection with the deferral of a portion of the annual bonuses to be paid to employees for the financial year ended December 31, 2024, of which awards in respect of an aggregate of 471,667 shares were granted to our executive officers, and (ii) conditional share awards in respect of 113,003 ordinary shares were granted to our executive officers in connection with annual incentive awards for 2024 (which were granted on substantially the same terms as the LTIP described above). Awards were granted based on the mid-market closing price on March 10, 2025 of $31.77 per ordinary share.

Non-Employee Sub-Plan

In November 2024, we also granted, pursuant to the Non-Employee Sub-Plan of our Global Omnibus Plan, conditional share awards in respect of 50,520 ordinary shares in connection with the annual fixed award over ordinary shares of the non-executive directors for 2024 (“2024 NED Awards”). The 2024 NED awards will vest on the first anniversary of their grant date, and are subject to Non-Employee Sub-Plan terms of the Global Omnibus Plan but are not subject to performance conditions or to any post vesting sale restrictions.

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Employee Share Purchase Plan

In connection with our IPO, we adopted the Marex Group plc Employee Share Purchase Plan (the “ESPP”). The ESPP is designed to allow our eligible employees to purchase ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code, and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available; Administration

The aggregate number of ordinary shares reserved for issuance under the ESPP equals to the sum of (i) 1,416,362 ordinary shares and (ii) an annual increase on the first day of each calendar year beginning in 2025 and ending in and including 2034 equal to the lesser of (A) 1% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board; provided that in no event will more than 7,081,800 ordinary shares be available for issuance under the Section 423 component of the ESPP. Our board or the remuneration committee has the authority to interpret the terms of the ESPP and determine eligibility of participants. The remuneration committee is currently the administrator of the ESPP.

Eligibility

The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase ordinary shares under the ESPP, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares and other securities, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those customarily employed by us for twenty hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.

Grant of Rights

The Section 423 component of the ESPP is intended to qualify under Section 423 of the Code, and shares will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. No offering periods have commenced under the ESPP at the time of this offering.

The ESPP permits participants to purchase shares through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 20,000 shares. In addition, under the Section 423 component, no employee is permitted to accrue the right to purchase shares under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first trading day of the offering period).

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PURSUANT TO 17 C.F.R. SECTION 200.83

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares.

Unless a participant has previously canceled their participation in the ESPP before the purchase date, the participant will be deemed to have exercised their option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that their accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.

A participant is not permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our shares, such as any share dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees may participate in the ESPP or as may otherwise be required pursuant to Section 423 of the Code or other applicable law.

Insurance and Indemnification

Our Articles of Association provide that, subject to certain limitations, we may indemnify our directors and executive officers to the maximum extent allowed under applicable law against any losses or liabilities that they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2025, as adjusted to reflect the sale of our ordinary shares in this offering by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each Selling Shareholder;

•	each of our executive officers and our directors; and

•	our executive officers and our directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Certain Relationships and Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2025 through the exercise or vesting of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 71,231,706 ordinary shares outstanding as of March 31, 2025, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025. Ordinary shares that a person has the right to acquire within 60 days of March 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Our principal shareholders do not have any different voting rights from any of our other shareholders.

The following table does not reflect any ordinary shares that may be purchased in this offering. If any ordinary shares are purchased by our executive officers, directors or their respective affiliated entities, the number and percentage of the ordinary shares beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Marex Group plc, 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

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PURSUANT TO 17 C.F.R. SECTION 200.83

				Ordinary shares beneficially owned after this offering
Name of beneficial owner	Number of ordinary shares beneficially owned before this offering		Ordinary shares offered hereby	No exercise of underwriters’ option to purchase additional ordinary shares		Full exercise of underwriters’ option to purchase additional ordinary shares
	Number	Percent	Number	Number	Percent	Number	Percent
3% or Greater Shareholders and the Selling Shareholders
Amphitryon Limited (1)	14,370,304	20.2%
MASP Investor Limited Partnership(2)	10,083,349	14.2%
Ocean Ring Jersey Co Limited(3)	9,444,092	13.3%
Executive Officers and Directors
Ian Lowitt(4)	2,899,103	4.1%	—
Robert Irvin	7,143	*%	—
Paolo Tonucci(5)	1,159,428	1.6%	—
Simon van den Born(6)	1,312,685	1.8%	—
Thomas Texier(7)	144,959	*%	—
Nilesh Jethwa(8)	273,082	*%	—
Robert Pickering	17,894	*%	—
Konstantin Graf von Schweinitz	7,893	*%	—
Sarah Ing(9)	1,279	*%	—
Linda Myers	13,157	*%	—
Roger Nagioff(1)	—	—%	—
John W. Pietrowicz	13,157	*%	—
Henry Richards	—	—%	—
All executive officers and directors as a group (13 persons)	5,849,780	8.2%	—

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Based on the Schedule 13G filed with the SEC on November 14, 2024 and information known to us. The business address of Amphitryon Limited, a company organized under the laws of Jersey, is 44 Esplanade, St. Helier, JE4 9WG, Jersey. Amphitryon Ltd. is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Limited. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited. All reporting persons share voting power and dispositive power over our shares.

(2)

Based on the Schedule 13G filed with the SEC on November 14, 2024 and information known to us. The business address of MASP Investor Limited Partnership (“MASP Investor LP”), a limited partnership established under the laws of Jersey, is 44 Esplanade, St. Helier, JE4 9WG, Jersey. MASP Investor LP acts through its general partner Forty Two Point Two Acquisition Limited (“FTPTAL”), a company organized under the laws of the British Virgin Islands, whose business address is Little Denmark Building, PO Box 4584, Road Town, Tortola, British Virgin Islands. FTPTAL, in its capacity as general partner of MASP Investor LP, is the record holder of the shares reported herein. FTPTAL is indirectly wholly-owned by BXR Group Holdings Limited, which is deemed to have beneficial ownership of the ordinary shares held directly by FTPTAL, in

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PURSUANT TO 17 C.F.R. SECTION 200.83

its capacity as general partner of MASP Investor LP. Each aforementioned entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. All reporting persons share voting power and dispositive power over our shares.
(3)

Based on the Schedule 13G filed with the SEC on November 14, 2024 and information known to us. The business address of Ocean Ring Jersey Co Limited (“Ocean Ring”), a company organized under the laws of Jersey, is 47 Esplanade, St. Helier, JE1 0BD, Jersey. Ocean Ring is a wholly owned subsidiary of Ocean Trade Lux Co S.à r.l. (“Ocean Trade”), a Luxembourg company having its registered office at 44 Boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, which itself is owned by Trilantic Capital Partners IV (Europe) L.P., a limited partnership registered in England and Wales, whose address is 35 Portman Square, W1H 6LR, London (“Trilantic Europe IV”) and other co-investors. The voting and investment control over the ordinary shares of the Company held by Ocean Ring is exercised indirectly by the board of directors of Trilantic Capital Partners Management Limited (“TCPML”), a Guernsey company, acting as general partner of Trilantic Capital Partners Associates IV (Europe) L.P. Inc (“TCPA IV Europe”), a Guernsey partnership, acting itself as general partner of Trilantic Europe IV, which is the controlling shareholder of Ocean Trade. The board of directors of TCPML is comprised of Vittorio Pignatti, Javier Bañon, Mark Huntley, Laurence Mc Nairn and Benedict Morgan. Each member of the board of directors of TCPML disclaims beneficial ownership of the ordinary shares held by Ocean Ring, except to the extent, if any, of his pecuniary interest therein. The registered office for TCPML and TCPA IV Europe is Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey. All reporting persons share voting power and dispositive power over our shares.

(4)

This includes 83,994 ordinary shares under a Deferred Bonus Plan (“DBP”), which will vest within 60 days of March 31, 2025. In accordance with a warrant agreement, 142,709 ordinary shares will also be distributed to Mr. Lowitt on the anniversary of the IPO.

(5)	This includes 66,124 ordinary shares under a DBP, which will vest within 60 days of March 31, 2025.
(6)	This includes 111,081 ordinary shares under a DBP, which will vest within 60 days of March 31, 2025.
(7)	This includes 41,785 ordinary shares under a DBP, which will vest within 60 days of March 31, 2025.
(8)	This includes 84,381 ordinary shares under a DBP, which will vest within 60 days of March 31, 2025.
(9)	This includes 300 ordinary shares held by Ms. Ing’s spouse.

As of March 31, 2025, we had two holders of record of our ordinary shares in the United States, holding, in the aggregate 71,231,706, or 100%, of our outstanding ordinary shares, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025.

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PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2021 with any of the members of our executive officers or board of directors and the holders of more than 5% of our ordinary shares.

Shareholders’ Agreement

On October 20, 2020, we entered into a shareholders’ agreement (the “2020 Shareholders’ Agreement”) with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L., which terminated upon completion of our IPO.

On April 24, 2024, in connection with our IPO, we entered into a new shareholders’ agreement with Amphitryon Limited, JRJ Jersey Limited as general partner of JRJ Investor 1 Limited Partnership (“JRJ Investor 1 LP”) and Forty Two Point Two Acquisition Limited as general partner of MASP Investor Limited Partnership (“MASP Investor LP”) (the “Shareholder Agreement”), which governs certain aspects of the relationship between us and the parties thereto since the completion of our IPO.

Director Nomination Rights

Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Limited , JRJ Investor 1 LP and MASP Investor LP hold in aggregate:

•

a beneficial interest in 10% or more of our issued ordinary share capital but less than 25% of our issued ordinary share capital, Amphitryon Limited (on behalf of and at the direction of JRJ Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our board of directors up to one natural person to be a non-executive director; and

•

a beneficial interest in 25% or more of our issued ordinary share capital, Amphitryon Limited (on behalf of and at the direction of JRJ Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our board of directors on behalf of and at the direction of JRJ Investor 1 LP up to two natural persons to be non-executive directors.

In addition, for so long as Amphitryon Limited or JRJ Investor 1 LP is entitled to nominate one or more nominee directors to our board, then Amphitryon Limited and JRJ Investor 1 LP shall have the right to appoint two nominee directors as members of our remuneration committee and one nominee director as a member of each other committee of our board of directors (other than our audit and compliance committee), subject to the composition of the relevant committee satisfying the independence requirements under the Nasdaq rules as applicable to us.

Consent Right

Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Limited , JRJ Investor 1 LP and MASP Investor LP hold in aggregate beneficial interest in 20% or more of our issued ordinary share capital, then the prior written consent of JRJ Investor 1 LP would be required for establishing any incentive scheme (including the adoption of any sub-plan or template award agreement) or amending or varying the terms of an existing incentive plan or a new incentive scheme once established, save that the prior written consent of JRJ Investor 1 LP will not be required in respect of granting of bonuses or other awards under new or existing incentive schemes in accordance with their terms or any amendment or variation that we consider to be immaterial or administrative or required in order to implement any current or future regulatory requirement.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Exercise of Rights

Pursuant to the terms of the Shareholder Agreement, in the event that Amphitryon Limited and JRJ Investor 1 LP collectively hold a beneficial interest in less than 5% of our issued ordinary share capital, but together Amphitryon Limited , JRJ Investor 1 LP and MASP Investor LP hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital, then the rights and obligations of Amphitryon Limited and JRJ Investor 1 LP shall instead be rights and obligations of MASP Investor LP.

Termination

The Shareholder Agreement will terminate with immediate effect in accordance with its terms in the event that:

•	the parties agree in writing;

•	Amphitryon Limited , JRJ Investor 1 LP and MASP Investor LP shall cease to hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital; or

•

we enter into voluntary or compulsory liquidation or a winding-up process, we are placed into administration or a receiver is appointed over all or any part of our property, undertaking or assets, or we enter into any composition or voluntary arrangement with its creditors or otherwise cease to exist as a consequence of a legal merger or spin off.

Management Fee

Pursuant to the terms of the 2020 Shareholders’ Agreement, we have paid a management fee of 2.5% of our EBITDA each year to JRJ Jersey Ltd., the general partner of JRJ Investor 1 LP and one of our significant shareholders, for services provided to us. For the years ended December 31, 2023 and 2022, we paid $6.1 million and $3.4 million, respectively, to JRJ Jersey Ltd. for these services. This management fee, as part of the 2020 Shareholders’ Agreement, terminated upon completion of our IPO.

Registration Rights Agreement

In connection with our IPO, we entered into a Registration Rights Agreement with Amphitryon Limited , JRJ Investor 1 LP, BXR Group Holdings Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the “Registration Rights Agreement”), pursuant to which such shareholders were granted certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Company Lock-up Agreements

Our executive officers and certain other members of our management team entered into a lock-up agreement with the Company (the “Company Lock-up Agreement”). Pursuant to the Company Lock-up Agreement, each such shareholder agreed not to sell certain shares owned by them for a period of one year after the date of the final prospectus of our IPO, with the exception of our Chief Executive Officer, who is subject to a two year lock-up period. After 180 days from the date of the final prospectus of our IPO, the Company Lock-up Agreement may be waived with the consent of our Chief Executive Officer and our remuneration committee.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Agreements With Executive Officers and Directors

In the year ended December 31, 2024, one of our directors resigned and received an immaterial payment comprised of accrued fees to December 18, 2024 (the date of termination) and in respect of settlement of her entitlements for her notice period. In the year ended December 31, 2023, in the ordinary course of our business, we made immaterial payments to one of our directors upon leaving the Company in connection with their overall compensation. For a description of our agreements with our executive officers and directors, please see “Management—Executive Officer and Director Agreements.”

Indemnification and Insurance

We have entered into deeds of indemnity with our executive officers and directors. Our Articles of Association permit us to indemnify our executive officers and directors to the extent permitted by law. See “Management—Insurance and Indemnification” for a description of these deeds of indemnity. In addition to such indemnification, we provide our executive officers and directors with directors’ and officers’ liability insurance.

Related Party Transaction Policy

Our board of directors has adopted a written related person transaction policy, which set forth the policies and procedures for the review and approval or ratification of related person transactions.

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PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our Articles of Association and relevant provisions of the Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association and applicable English law.

General

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc. Our registered office in the United Kingdom is located at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom, and the telephone number of our registered office is +44 2076 556000.

On May 7, 2021, we undertook a reduction of capital using the solvency statement procedure to reduce the nominal value of the deferred shares from $1.65 to $0.000651 per share in order to create distributable reserves.

On May 10, 2021, we approved the redenomination of the deferred shares from U.S. dollars into British pounds sterling, resulting in a new nominal value of the deferred shares of £0.000469 per share in order to obtain the required authorized minimum of share capital for a public company limited by shares. On May 24, 2021, we re-registered as a public company limited by shares and changed our name to Marex Group plc.

On December 21, 2022, we: (i) redenominated 2,304,155 Growth Shares of $0.000165 each into 2,304,155 Growth Shares of £0.000135246 each; (ii) consolidated 2,304,155 Growth Shares of £0.000135246 each into 664,451 Growth Shares of £0.000469 each; and (iii) redesignated 664,451 Growth Shares of £0.000469 each into 664,451 Deferred Shares of £0.000469 each.

On December 14, 2023, we: (i) redenominated 100,000 Growth Shares of $0.000165 each into 28,501 Growth Shares of £0.000133668 each; (ii) consolidated 100,000 Growth Shares of £0.000133668 each into 28,501 Growth Shares of £0.000469 each; and (iii) redesignated 28,501 Growth Shares of £0.000469 each into 28,501 Deferred Shares of £0.000469 each.

As of December 31, 2023, the issued and outstanding share capital of Marex Group plc was $22,336.18 and £50,413.51. The nominal value of each share was $0.000165, with the nominal value of each deferred share being £0.000469, and each issued share was (and remains) fully paid.

In connection with and immediately prior to the consummation of our IPO, we undertook the following steps to reorganize our share capital:

•	at the election of holders of Series 2010 Growth Options, converted the Series 2010 Growth Options into Series 2010 Growth Shares in accordance with their terms;

•	issued 465,536 non-voting ordinary shares upon the exercise of the SvdB Warrant;

•

at the election of holders of Growth Shares (including those acquired pursuant to Series 2010 Growth Options), converted the Growth Shares into non-voting ordinary shares in accordance with their terms;

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PURSUANT TO 17 C.F.R. SECTION 200.83

•	reclassified all non-voting ordinary shares into ordinary shares on a one-for-one basis;

•	issued additional ordinary shares to former holders of Growth Shares to satisfy the dividend adjustment described above under “Management—Equity Incentive Plans—Growth Shares;”

•	amended the terms of the Nil-cost Options such that they are exercisable over ordinary shares;

•	issued 514,164,456 new bonus ordinary shares in aggregate to our existing shareholders on a pro rata basis; and

•	consolidated 642,705,570 ordinary shares of $0.000165 each into 68,375,690 ordinary shares of $0.001551 each.

As part of the IPO, 3,846,153 new ordinary shares of $0.001551 each were then issued.

On March 10, 2025, we issued 546,909 new ordinary shares in connection with the satisfaction of vested awards under the 2021 DBP and Retention LTIP.

As of March 31, 2025, there were 71,231,706 ordinary shares of $0.001551 each issued and outstanding, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025.

Ordinary Shares

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally; and

•	the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

See also “—Articles of Association” below.

Redeemable Shares

Any share may be issued which is or is to be liable to be redeemed at our or the holder’s option, and the directors may determine the terms, conditions and manner of redemption of any such share. In the event that rights and restrictions attaching to shares are determined by the directors, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar, Computershare Investor Services plc.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being sold in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Articles of Association

A summary of the terms of our Articles of Association is set out below. The summary below is not a complete copy of the terms of our Articles of Association, and our Articles of Association, in full, are filed as an exhibit to the registration statement of which this prospectus forms a part.

Our Articles of Association contain, among other things, provisions to the following effect:

Objects

The objects of the Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them such rights and restrictions as we may, by ordinary resolution of the shareholders, determine or, in the absence of any such determination, as our board of directors may determine.

Deferred Shares

Notwithstanding any other provision of our Articles of Association, but subject to the Companies Act, we shall have the power and authority at any time to purchase all or any of the deferred shares for an aggregate consideration of £1. We shall also, subject to the Companies Act, be entitled to cancel the deferred shares without paying any consideration to the holders of such shares.

Holders of deferred shares shall not be entitled to any dividend in respect of such shares.

On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to the Company’s members shall be applied to the holders of shares in the following order of priority:

•

in paying a sum equal to £1 to be distributed to the holders of the deferred shares pro-rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1, with our board of directors having the final say on the allocation thereof); and

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•	thereafter distributing the balance to the holders of the ordinary shares pro-rata according to the number of ordinary shares held by them.

Holders of deferred shares shall not be entitled to receive notice of, attend or vote at any general meeting in respect of such shares.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to ordinary shares are as follows:

•	on a show of hands, each ordinary shareholder is entitled to one vote; and

•

on a poll, every ordinary shareholder is entitled to one vote for each ordinary share of which they are the holder. A shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way.

For so long as any shares are held in a settlement system operated by DTC, all votes shall take place on a poll.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporative representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

Restrictions on Voting

No shareholder (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors determine otherwise) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by them unless all calls or other sums payable by them in respect of that share have been paid.

Dividends

We may, subject to the provisions of the Companies Act and our Articles of Association, pay interim dividends in accordance with the respective rights of shareholders.

We may, by ordinary resolution of shareholders, declare dividends provided no dividend shall exceed the amount recommended by our board.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

We may cease to send any payment in respect of any dividend payable in respect of a share if:

•	in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);

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PURSUANT TO 17 C.F.R. SECTION 200.83

•

in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable enquiries have failed to establish any new address or account of the recipient; or

•

a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to our Articles of Association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may, with the authority of an ordinary resolution of shareholders, offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distributions on Winding Up

Upon our winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanction required by law, divide amongst the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as they may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Variation of Rights

The rights attached to any class of shares may be varied, either while we are a going concern or during or in contemplation of our winding up (i) in such manner (if any) as may be provided by those rights; or (ii) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount than our existing shares, and determine that, as between the shares resulting from such a sub-division, any of the shares may have any preference or advantage as compared with the others.

We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares as described in “—Other Relevant English Law Considerations—Purchase of Own Shares.”

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of their shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the

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Companies Act and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.

Where any class of shares is, for the time being, a participating security for the purpose of the Uncertificated Securities Regulations 2001, title to shares of that class which are recorded on an operator’s register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The directors may, in their absolute discretion, refuse to register any transfer of any share in certificated form, which is not fully paid. The directors may also refuse to register any transfer of any share in certificated form (whether fully paid or not) unless the instrument of transfer:

•

is lodged, duly stamped, at our registered office or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

•	is in respect of only one class of share; and

•	is not in favor of more than four transferees.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where we are entitled to refuse (or are excepted from the requirement) under the Uncertificated Securities Regulations 2001 or other applicable regulations to register the transfer.

If the directors refuse to register a transfer, they shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged (in the case of a transfer of a share in certificated form), or the date on which the transfer instructions were received by us or the operator (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal, together with reasons for the refusal or, in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he or she has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and, where the interest in shares represent at least 0.25% of their class (excluding treasury shares), also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Calling of General Meetings

A general meeting may be called by the directors. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

The directors are also required to call a general meeting once we have received requests from our members to do so in accordance with the Companies Act.

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Notice of General Meetings

The notice of a general meeting shall specify the place, the date and the time of meeting and the general nature of the business to be transacted. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.”

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings.”

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Attendance at General Meetings

The directors or the chair of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

Number of Directors

We may not have fewer than two directors on the board. We may, by ordinary resolution of the shareholders, vary the minimum and/or maximum number of directors from time to time.

Appointment of Directors

Subject to our Articles of Association and the Companies Act, we may by ordinary resolution appoint a person who is willing to act as a director, and the board shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors, provided the total number of directors shall not exceed any number fixed as the maximum number of directors.

Retirement of Directors

At each annual general meeting all of the directors shall retire from office, except any director appointed by the board after the notice of that annual general meeting has been given and before that annual general meeting has been held.

If we, at the meeting at which a director retires, do not fill the vacancy, then the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. If a

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director retiring at an annual general meeting is not reappointed or deemed to have been reappointed, they shall retain office until the meeting elects someone in their place or, if it does not do so, until the close of the meeting.

Termination of a Director’s Appointment

A director may be removed with the approval of all the other directors or by an ordinary resolution of the shareholders, and a person would cease to be a director as the result of certain other circumstances as set out in our Articles of Association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our Articles of Association.

Directors’ Interests

Provided that a director has disclosed to the other directors the nature and extent of any material interest of such director, a director notwithstanding his or her office may:

•

be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested and may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any entity in which we are interested;

•	be counted in determining whether or not a quorum is present at any meeting of directors considering that transaction or arrangement or proposed transaction or arrangement; and

•	vote in respect of, or in respect of any matter arising out of, the transaction or arrangement or proposed transaction or arrangement.

A director shall not, by reason of his or her office as a director, be accountable to us for any benefit that he or she derives from any interest or position referred to above and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position referred to above.

The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorization) authorize, to the fullest extent permitted by law:

•

any matter that would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

•

a director to accept or continue in any office, employment or position in addition to his or her office as a director and, without prejudice to the generality of the above, may authorize the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorization is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

Directors’ Fees and Remuneration

Each of the directors who do not hold executive office (other than alternate directors) shall be paid a fee at such rate as may from time to time be determined by the board (or for the avoidance of

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doubt any duly authorized committee of the board) provided that the aggregate of all such fees so paid to such directors shall not exceed £3,000,000 per annum, or such other figure as may from time to time be determined by ordinary resolution of the shareholders or in accordance with the prevailing directors’ remuneration policy.

Each director may be paid their reasonable traveling, hotel and other expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures and shall be paid all expenses properly incurred by them in the conduct of the Company’s business.

Any director who holds any other office in the Company (including for this purpose the office of chair, serves on any committee of the directors or performs (or undertakes to perform) services that the directors consider go beyond the ordinary duties of a director) may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

Borrowing Powers

Subject to the provisions of the Companies Act, the board may exercise all the powers to borrow money; give a guarantee; hypothecate, mortgage, charge or pledge all or any part of our undertaking, property and assets (present and future); and create and issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

To the extent permitted by law, each person who is or was a director or officer of us, or a director of any associated company of us, may be indemnified by us, directly or indirectly, against any loss or liability sustained or incurred by him or her in the execution and discharge of his or her duties or powers. The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director. We may purchase and maintain insurance for each person who is or was a director or officer of us, or a director of any of our associated company, against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to us or any of our associated company.

Exclusive Jurisdiction

Except with respect to any cause of action arising under the Securities Act or the Exchange Act, the courts of England and Wales shall have exclusive jurisdiction to resolve:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee to the Company;

•	any action or proceeding asserting a claim arising out of any provision of the Companies Act or our Articles of Association; or

•	any action or proceeding asserting a claim or otherwise related to the affairs of the Company.

The United States District Court for the Southern District of New York shall have exclusive jurisdiction to resolve any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal

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and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction.

Other Relevant English Law Considerations

Allotment of Shares

In accordance with the Companies Act, the board may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

Preemptive Rights

The laws of England and Wales generally provide shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder resolution to which the authorization relates, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years) to be effective.

In connection with and immediately prior to the consummation of our IPO, our shareholders approved (i) an authority of our board of directors to allot equity securities up to an aggregate nominal value of $37,337.19, representing approximately one-third of our issued share capital immediately following completion of our IPO and (ii) the disapplication of preemptive rights for the allotment of equity securities up to an aggregate nominal value of $11,201.16, representing approximately 10% of our issued share capital immediately following completion of our IPO. Our shareholders approved this authority, and this disapplication to be effective until the end of our next annual general meeting or, if earlier, on the date that is 15 months from the date of such resolutions, being July 15, 2025.

Application of the U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies to all offers for companies that have their registered office in the United Kingdom, the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.

Until 11.59 p.m. on February 2, 2027 (the “Transition Period”), the Takeover Code also applies to all offers for public companies that have their registered office in the United Kingdom, the Channel Islands or the Isle of Man if they are considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is known as the “residency test.” In determining whether the residency test is satisfied, the Takeover Panel has regard primarily to whether a majority of a company’s directors are resident in these jurisdictions.

Our registered office is in the United Kingdom and our place of central management and control is currently in the United Kingdom for the purposes of the jurisdictional criteria of the Takeover Code.

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Accordingly, we are currently subject to the Takeover Code during the Transition Period, and as a result, our shareholders are currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids (a summary of which is set out below). We expect the Takeover Code will cease to apply to us following the end of the Transition Period.

Under Rule 9 of the Takeover Code, where:

•

any person, together with persons acting in concert with them, acquires, whether by a series of transactions over a period of time or not, an interest in shares of the Company, which, taken together with shares in which such person is already interested and in which persons acting in concert with such person are interested, carry 30% or more of the voting rights in the Company; or

•

any person who, together with persons acting in concert with them, is interested in shares, which, in the aggregate, carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with them, acquires an additional interest in shares that increases the percentage of shares carrying voting rights in which they are interested, such person shall, except in limited circumstances, be obliged to make an offer, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code for our outstanding ordinary shares.

An offer under Rule 9 of the Takeover Code must be made in cash (or accompanied by a cash alternative) at a price not less than the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with such person during the 12 months prior to the announcement of the offer.

Under the Takeover Code, “persons acting in concert” comprise persons who, pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) actively cooperate, through the acquisition by them of an interest in shares in a company, to obtain or consolidate control of the company. “Control” means holding, or aggregate holdings, of an interest or interests in shares carrying in the aggregate 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control. In this context, “voting rights” means all the voting rights attributable to the capital of the company which are currently exercisable at a general meeting.

Under the Takeover Code, shareholders in a private company, who, following the re-registration of that company as a public company in connection with an initial public offering or otherwise, become shareholders in a company to which the Takeover Code applies, are additionally presumed to be acting in concert in respect of that company unless the contrary is established.

Applying this presumption, all of our shareholders prior to our IPO would be presumed to be acting in concert with each other. However, we have agreed with the Takeover Panel that Amphitryon Limited (which is beneficially owned by funds affiliated with JRJ Group), JRJ Group, MASP Investor LP (which is beneficially owned by funds affiliated with BXR Group Holdings Limited and which was formerly an indirect minority shareholder of Amphitryon Limited, to which Amphitryon Limited transferred 12,981,592 ordinary shares in May 2024), BXR Group, Ocean Ring Jersey Co. Limited (which is beneficially owned by funds affiliated with Trilantic Capital Partners IV (Europe) L.P.) and Trilantic Capital Partners are members of a concert party, but that none of our other shareholders prior to our IPO are members of a concert party.

As of the date of this prospectus, Amphitryon Limited is the beneficial owner of 14,370,304 ordinary shares, MASP Investor LP is the beneficial owner of 10,083,349 ordinary shares and Ocean

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Ring Jersey Co Limited is the beneficial owner of 9,444,092 ordinary shares, representing 20.2%, 14.2% and 13.3%, respectively, of our ordinary shares outstanding as of March 31, 2025, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025. Including the 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025, Amphitryon Limited, MASP Investor LP and Ocean Ring Jersey Co. Limited are the beneficial owners of ordinary shares representing 19.7%, 13.9% and 13.0%, respectively of our issued share capital as of March 31, 2025. Immediately following completion of this offering, Amphitryon Limited, MASP Investor LP and Ocean Ring Jersey Co. Limited will in aggregate hold approximately     % of our ordinary shares outstanding as of March 31, 2025, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025, if there is no exercise of the underwriters’ option to purchase additional ordinary shares from the Selling Shareholders (or     % including the 1,537,046 ordinary shares held by our EBT that were unallocated as at March 31, 2025), or approximately     % of our ordinary shares outstanding as of March 31, 2025, which excludes 1,537,046 ordinary shares held by our EBT that were unallocated as of March 31, 2025, if there is full exercise of the underwriters’ option to purchase additional ordinary shares from the Selling Shareholders (or    % including the 1,537,046 ordinary shares held by our EBT that are unallocated as at March 31, 2025). As a result, immediately following completion of this offering the members of the concert party will hold ordinary shares carrying more than 30% of the voting rights in our share capital, but will not hold ordinary shares carrying more than 50% of the voting rights of our share capital, and, for so long as they continue to be acting in concert, any increase in their aggregate interest in our share capital will be subject to the provisions of Rule 9 of the Takeover Code.

Squeeze-out Provisions

Under Sections 979 to 982 of the Companies Act, where a takeover offer (as defined in Section 974 of the Companies Act) has been made for our shares and the offeror has acquired, or unconditionally contracted to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror could then compulsorily acquire the remaining 10%. It would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares to which the offer relates.

The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, at which time the offeror would execute a transfer of the outstanding shares to which the offer relates in its favor and pay the consideration to us to be held in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer.

Sell-Out Provisions

Sections 983 to 985 of the Companies Act also give our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for our shares. Any holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire its shares if, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of our shares to which the offer relates and not less than 90% of the voting rights carried by those shares. The offeror is required to give any shareholder notice of their right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period, or if longer, a period of three months from the date of the notice. If a shareholder exercises their rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.

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Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act and our Articles of Association, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within their knowledge) details of any other interest that subsists or subsisted in those shares.

Under our Article of Association, if a person defaults in supplying us with the required details in relation to the shares in question (the “default shares”) within the prescribed period of 14 days, our directors may by notice direct that:

•

in respect of the default shares and any other shares held by such person, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (i) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (ii) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder itself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares), provided that, where shares are uncertificated, any refusal to transfer such shares can only be made in accordance with and subject to the provisions of the Uncertificated Securities Regulation 2001.

Purchase of Own Shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that the articles of association do not restrict the company’s ability to purchase its own shares. Our Articles of Association will not prohibit us from purchasing our own shares. Therefore, subject to the Companies Act and without prejudice to any relevant special rights attached to any class of shares, we may purchase any of our own shares of any class in any way and at any price (whether at par or above or below par). A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Any such purchase will be either a “market purchase” or an “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

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A share buy-back by a company of its shares will give rise to U.K. stamp duty (and may give rise to SDRT) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or SDRT) will be paid by the company. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Nasdaq is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. See “Material Tax Considerations—Material U.K. Tax Considerations.”

Requisitioning Shareholder Meetings

If any shareholder or shareholders representing at least 5% of the paid-up capital of the Company carrying voting rights requests, in accordance with the provisions of the Companies Act, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or (b) give notice of a resolution to be proposed at a general meeting, such request must among other things (in addition to any other statutory requirements):

•

set forth the name and address of the requesting person and equivalent details of any person associated with it or them (in the manner contemplated by the Articles of Association), together with details of all interests held by such person (and their associated persons) in us;

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•

if the request relates to any business the shareholder proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and, in the case of any proposal to amend the Articles of Association, the complete text of the proposed amendment;

•

set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment to the board of directors, all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board of directors.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles of Association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of hose voting in person or by proxy at a general meeting) irrespective of any provisions	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the

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PURSUANT TO 17 C.F.R. SECTION 200.83

	England and Wales	Delaware
	of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the. Companies Act must also be followed such as allowing the director to make representations against their removal either at the meeting or in writing.	certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which they are a part.

Vacancies on the Board of Directors	Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation; or (ii) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time

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PURSUANT TO 17 C.F.R. SECTION 200.83

	England and Wales	Delaware
by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the

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	England and Wales	Delaware
	and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	purpose or purposes of the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the Company other than shares that, with respect to dividends and capital, carry a right to	Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock

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	England and Wales	Delaware
	participate only up to a specified amount in a distribution, referred to as “ordinary shares;” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the

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	England and Wales	Delaware

company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which they are convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights	For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chair of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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England and Wales	Delaware

Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded,

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PURSUANT TO 17 C.F.R. SECTION 200.83

	England and Wales	Delaware
a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and

•  the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:

•  to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

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England and Wales	Delaware

likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, clients and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;

•  to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to act in accordance with our constitution and only exercise their powers for the purposes for which they are conferred;

•  to exercise independent judgment;

•  to exercise reasonable care, skill, and diligence;

•  not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and

•  a duty to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the Company.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner they reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation,

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	England and Wales	Delaware
the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

Our ordinary shares are listed on Nasdaq under the symbol “MRX.”

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DESCRIPTION OF INDEBTEDNESS

Set forth below is a summary of certain information concerning our existing indebtedness.

Senior Notes

In October 2024, we filed a registration statement on Form F-1 with the SEC (File No. 333-282656) (the “Senior Notes Registration Statement”) to offer, on a continuous basis, up to $700 million in aggregate principal amount (or the equivalent thereof in any other currency) of senior notes due nine months or more from date of issue (the “Senior Notes” and the Senior Notes program the “Senior Notes Program”). In conjunction with the Senior Notes Registration Statement, we entered into a senior indenture with Citibank, N.A. as trustee. On October 30, 2024, we completed an offering under the Senior Notes Registration Statement and received net proceeds of $596.7 million.

Interest

The Senior Notes will bear interest at a fixed rate of 6.404% per annum. Interest on the Notes will accrue from and including November 4, 2024 or the most recent date to which interest has been paid or duly provided for. We will pay interest on the Notes semi-annually in arrears on May 4 and November 4 of each year, commencing on May 4, 2025.

The interest payable on the Notes on any interest payment date will be paid to the person in whose name the Notes are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the applicable interest payment date. Interest that we pay on the maturity date of the Notes will be paid to the person to whom the principal will be payable.

Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Notes is not a business day, the payment of the interest payable on that date will be made on the next day that is a business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled payment date. If the maturity date of the Notes falls on a day that is not a business day, the payment of interest and principal shall be made on the next succeeding business day, and no interest will accrue after such maturity date.

Optional Redemption

We may redeem the Notes, in whole at any time or in part from time to time, at our option, on not less than 10 days’ nor more than 60 days’ notice prior to the date fixed for redemption. Any redemption notice given in respect of a redemption may be subject to the satisfaction of one or more conditions precedent set forth in the notice of redemption.

Prior to the date that is one month prior to the stated maturity date for the Notes (the “Par Call Date”), we may redeem the Notes, in whole or in part, at our option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the Notes to be redeemed equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii)(a) the sum of the present values of the remaining scheduled payments of principal of the Notes to be redeemed and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. Such redemption is referred to as a “Make-Whole Redemption.”

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On or after the Par Call Date, we may redeem the Notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Such redemption is referred to as a “Par Call Redemption.”

Events of Default

The Senior Notes will be our senior, direct, unsecured obligations and rank pari passu with our other senior unsecured indebtedness, and the notes will rank equally and ratably without any preference among themselves. Senior indebtedness will not include any indebtedness that is expressed to be subordinated to or pari passu with subordinated debt securities. It will be an event of default with respect to Senior Notes if any one of the following events occurs:

•	failure to pay interest (including any additional interest) for 30 days after the date payment on any Note is due and payable;

•

failure to pay principal or premium, if any, on any Note when due, either at maturity, upon any redemption, by declaration or otherwise, and, in the case of technical or administrative difficulties, such failure continues for a period of three days;

•

a default under any mortgage, indenture, bond, debenture, note or other evidence of indebtedness for borrowed money, in an aggregate principal amount equivalent to the greater of (x) $50 million or (y) 5.0% of the Net Assets of the Group, which default (i) is caused by our failure to pay principal of such indebtedness after any applicable grace period provided in such indebtedness on the date of such default, or (ii) results in such indebtedness being accelerated and becoming due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled or such Indebtedness shall not have been discharged and such default continues for a period of 30 consecutive days after written notice to us by the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes;

•	failure by us to perform any other covenant in the Indenture or the Notes (“other covenants”) for 90 days after notice by the Trustee that performance was required; or

•	events related to our bankruptcy, insolvency, reorganization or liquidation.

The term “Net Assets” means, with respect to any Person, the excess (if positive) of (a) such Person’s consolidated assets over (b) such Person’s consolidated liabilities, in each case determined in accordance with IFRS.

If an Event of Default relating to the payment of interest (including any additional interest) or principal with respect to the Notes has occurred and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the entire principal of the Notes to be due and payable immediately.

If an Event of Default relating to the performance of other covenants occurs and is continuing, and a responsible officer of the Trustee has actual knowledge of such Event of Default, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the entire principal amount of the Notes to be due and payable immediately.

The holders of not less than a majority in aggregate principal amount of the Notes may, after satisfying applicable conditions, rescind and annul any of the above-described declarations and consequences.

If an Event of Default relating to events of our bankruptcy, insolvency, reorganization or liquidation occurs and is continuing, then the principal amount of the Notes outstanding, and any

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accrued interest, will automatically become due and payable immediately, without any declaration or other act by the Trustee or any holder.

Other Debt Programs

As of December 31, 2024, we had $3,604.5 million of debt securities outstanding, which included (i) $2,181.5 million of debt securities issued under the Structured Notes Program and (ii) $485.9 million of debt securities issued under the Public Offer Program. The average expected maturity over both programs is 17 months and an average interest rate of 6.4%. As of December 31, 2024, we also had $7.2 million of debt securities issued under our Tier 2 Program, with an average maturity of 14 months and an average interest rate of SOFR plus 643 basis points, $333.4 million of debt securities issued under the EMTN, with an average maturity of 37 months and an interest rate of 8.375%, and $596.5 million of debt securities issued under the Senior Note Program, with an average maturity of 58 months and an interest rate of 6.404%. The Senior Notes issued under the Senior Notes Program are designated in a fair value hedging relationship for interest rate risk.

Financial Products Programs

In 2018 and 2021 respectively, we launched our Structured Notes Program and Public Offer Program, which together are the core of Financial Products business. Financial Products provides our clients with structured investment products (the “Structured Notes”) and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. As of December 31, 2024, we had $2,667.4 million of debt securities issued under the Structured Notes Program and Public Offer Program collectively, with an average maturity of 17 months across these issuances], although some of these debt securities include early redemption clauses that result in early maturity if certain underlying market conditions are met. If a large amount of investors are able to redeem these debt securities, this could negatively impact our liquidity. See “Risk Factors—Risks Relating to Our Financial Position—We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.”

Structured Notes Program

Under the Structured Notes Program, we and Marex Financial may issue warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the “Structured Securities”).

We publish a private placement memorandum for the Structured Notes Program, which has not been approved by any competent regulatory authority. Structured Securities issued under the Structured Notes Program may be listed on a stock exchange or unlisted. The Structured Notes Program and each of Marex Group plc and Marex Financial (as the issuing entities) have been approved by the Vienna Stock Exchange and by the Nordic Growth Market NGM AB, and the Structured Securities issued out of the Structured Notes Program can be listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange, and/or the Nordic MTF, a multilateral trading facility operated by the Nordic Growth Market NGM AB.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into a program agreement with Citibank N.A., London Branch in respect of the Structured Notes Program (the “Structured Notes Program Agreements”). Pursuant to the terms of the Structured Notes Program Agreements, Marex Group plc

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and Marex Financial appointed Citibank N.A., London Branch as principal program agent in respect of the Structured Notes Program (the “Structured Notes Agent”). Marex Financial agreed to act as the calculation agent for warrants and certificates in respect of the Structured Notes Program. Marex Group plc and Marex Financial may at any time terminate the appointment of the Structured Notes Agents, provided that, so long as any instrument held in a clearing system is outstanding, there will at all times be Structured Notes Agents.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into an agency agreement with Citibank N.A. London Branch and Citigroup Europe plc in respect of the Structured Notes Program (the “Structured Notes Agency Agreements”). Pursuant to the terms of the Structured Notes Agency Agreements, Marex Group plc and Marex Financial appointed Citigroup Europe plc as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together, the “Structured Notes Agency Agents”). Marex Financial agreed to act as the calculation agent for the notes in respect of the Structured Notes Program. Marex Group plc and Marex Financial may revoke the appointment of any Structured Notes Agency Agents as their agent under the Structured Notes Agency Agreements and/or in relation to any series of notes by not less than thirty days’ notice provided, however, such revocation shall not be effective until a successor thereto has been appointed.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Structured Notes Program (the “Structured Notes Deeds of Covenant”). The Structured Notes Deeds of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Structured Notes Deeds of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Structured Notes Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Structured Notes Program conditions contained in the private placement memorandum relating the Structured Notes Program.

Public Offer Program

We have a public offer program, under which our subsidiary, Marex Financial, may issue warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the “Public Offer Securities”, and the public offer program the “Public Offer Program”).

We publish a base prospectus for the Public Offer Program, which is approved by the Commission de Surveillance du Secteur Financier as the competent regulatory authority of Luxembourg (the “CSSF”) on an annual basis, with such approval then notified to the competent regulatory authority of Italy. The most recent approval of the base prospectus by the CSSF was on September 27, 2024. Public Offer Securities may be listed and traded on the regulated market of the Luxembourg Stock Exchange and listed on Borsa Italiana S.p.A. and traded on the regulated markets of and/or certain multilateral trading facilities organized and managed by Borsa Italiana S.p.A. The base prospectus may be registered in Switzerland with the SIX Exchange Regulation AG as an approved prospectus, which would permit public offers of Public Offer Securities issued by Marex Financial into Switzerland.

Following the CSSF’s approval of our latest base prospectus, on September 27, 2024, Marex Group plc and Marex Financial renewed its program agency agreement with Citibank N.A., London Branch and Citibank Europe PLC in respect of the Public Offer Program (the “Public Offer Program Agency Agreement”). Pursuant to the terms of the Public Offer Program Agency Agreement, Marex Group plc and Marex Financial appointed Citibank N.A., London Branch as fiscal agent, principal

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program agent, paying agent and transfer agent and Citibank Europe PLC as registrar in respect of the Public Offer Program (together the “Public Offer Program Agents”). Marex Financial agreed to act as calculation agent in respect of the Public Offer Program. Marex Group plc and Marex Financial may at any time terminate the appointment of a Public Offer Program Agent as their agent under the Public Offer Agency Agreement and/or in relation to any series of notes, provided that, so long as any security held in a clearing system is outstanding, there will at all times be a relevant Public Offer Program Agent.

Also on September 27, 2024, Marex Group plc and Marex Financial renewed the deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds securities under the Public Offer Program (the “Public Offer Deed of Covenant”). The Public Offer Deed of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Public Offer Deed of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Public Offer Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Public Offer Program conditions contained in the base prospectus relating to the Public Offer Program.

Tier 2 Program

We have a Tier 2 Capital structured notes program within which Marex Financial, as issuer or co-issuer, can offer investors returns that are linked to the performance of a variety of asset classes (the “Tier 2 Program”).Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index-linked notes with varied terms that qualify as Tier 2 Capital (the “Tier 2 Notes”).

In July 2020, Marex Financial established a Tier 2 Program and subsequently issued Tier 2 Notes. On June 8, 2020 Marex Financial entered into an agency agreement with Citigroup Global Markets Europe AG and Citibank, N.A., London Branch and on September 28, 2021, Marex Financial entered into an agency agreement with Citigroup Europe plc and Citibank, N.A., London Branch (the “Tier 2 Agency Agreements”). Pursuant to the terms of the Tier 2 Agency Agreements, Marex Financial appointed Citigroup Global Markets Europe AG (in respect of the 2020 Tier 2 Agency Agreement) and Citibank Europe plc (in respect of the 2021 Tier 2 Agency Agreement) as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together the “Tier 2 Agents”). On each of June 8, 2020 and September 23, 2021, Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Tier 2 Program (the “Tier 2 Deeds of Covenant”). The Tier 2 Deeds of Covenant are intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Tier 2 Deeds of Covenant, Marex Financial issued the Tier 2 Notes pursuant to the Tier 2 Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Tier 2 Program conditions contained in the private placement memorandum relating the Tier 2 Program.

The Tier 2 Program has been approved by the Vienna Stock Exchange, and the Tier 2 Notes are listed on the Vienna MTF. As of December 31, 2024, we had $7.2 million of Tier 2 Notes outstanding, with an average maturity of 14 months.

EMTN Program

On October 13, 2022, Marex Group plc entered into a dealer agreement with Goldman Sachs International and HSBC Bank plc to establish our Euro Medium Term Note program (the “EMTN Dealer Agreement”, and the Euro Medium Term Note program the “EMTN Program”). Pursuant to the terms of

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the EMTN Dealer Agreement, Marex Group plc appointed Goldman Sachs International as arranger and dealer (the “Arranger”) and HSBC Bank plc as dealer (together with the Arranger, the “EMTN Dealers”) in respect of the EMTN Program. Under the EMTN Dealer Agreement, the EMTN Dealers may agree from time to time with Marex Group plc, as the issuer of the EMTN notes (all tranches of notes issued under the EMTN Program collectively, the “EMTN Notes”), to subscribe and pay for a tranche of EMTN Notes. Under the EMTN Program, Marex Group plc may, from time to time, issue tranches of notes with varying terms. The establishment of the EMTN Program further strengthened our liquidity position and diversified our sources of funds.

On October 13, 2022, Marex Group plc entered into an agency agreement with Citicorp Trustee Company Limited, Citibank, N.A., London Branch and Citibank Europe plc in respect of the EMTN Program (the “EMTN Agency Agreement”). Pursuant to the terms of the EMTN Agency Agreement, Marex Group plc appointed Citibank, N.A., London Branch as principal paying agent and calculation agent and Citibank Europe plc as registrar and transfer agent. On the same date, Marex Group plc entered into a trust deed with Citicorp Trustee Company Limited (the “EMTN Trustee”) under which the EMTN Trustee agreed to act as trustee of the EMTN Program (the “EMTN Trust Deed”). Pursuant to the terms of EMTN Trust Deed, EMTN Notes issued under the EMTN Program are constituted by the EMTN Trust Deed and Marex Group plc makes a covenant to pay sums due under the EMTN Notes. The EMTN Trustee holds the benefit of the covenants made by Marex Group plc under the EMTN Trust Deed on trust for itself and any holders of the EMTN Notes.

The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0 million (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Marex Group plc. The EMTN Notes (and any coupon relating thereto) rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of Marex Group plc, present or future (other than obligations of Marex Group plc, which rank or are expressed to rank junior to the EMTN Notes and other than such obligations of Marex Group plc, which are given priority pursuant to applicable statutory provisions or other applicable mandatory law of general application). The EMTN Program contains also certain customary events of default and optional redemption, and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions). The EMTN Program and the EMTN Notes are listed and traded on the Vienna MTF.

In February 2023, we issued 8.375% senior fixed rate notes due February 2, 2028 in the amount of €300.0 million under our EMTN Program (the “2028 Notes”), which was the first tranche of EMTN Notes issued. All of the 2028 Notes may be redeemed at the option of Marex Group plc at par on any day on or after November 2, 2027, up to (but excluding) the maturity date. The net proceeds of the issuance of the 2028 Notes were applied for general corporate purposes, which included the funding of acquisitions.

Additional Tier 1 Capital (“AT1 Securities”)

In June 2022, Marex Group plc issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes (the “AT1 Securities”). The AT1 Securities are perpetual securities with no fixed maturity date and are structured to qualify as AT1 instruments under prevailing applicable capital requirements and are classified as equity instruments according to IAS 32 Financial Instruments: Presentation.

Interest on the AT1 Securities accrues at a fixed rate of 13.250% per annum and is payable semi-annually in arrear in equal instalments on June 30 and December 30 in each year, which commenced

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on December 30, 2022. If the AT1 Securities have not previously been redeemed, on the first reset date, December 30, 2027, the interest rate will be reset to the five-year semi-annual U.S. treasury securities yield at a constant maturity, plus a margin of 10.158% per annum. Payments of interest on the AT1 Securities are fully discretionary, non-cumulative and conditional upon us being solvent at the time of payment and immediately thereafter. Interest payments will also be canceled if we do not have sufficient distributable reserves or if we are required by the relevant regulator to cancel an interest payment.

In the year ended December 31, 2024, we paid distributions amounting to $13.3 million on the AT1 Securities. We may, in our sole and full discretion, subject to regulatory approval, redeem all of the ATI Securities on any day falling in the period commencing on (and including) June 30, 2027 and ending on (and including) the first reset date or on any reset date, which is the fifth anniversary of the first reset date, thereafter at the prevailing principal amount together with accrued but unpaid interest (to the extent that such interest has not been canceled). In addition, the AT1 Securities are redeemable at our option for certain regulatory or tax reasons, subject to regulatory approval, at the principal amount together with accrued but unpaid interest (to the extent that such interest has not been canceled).

In the event of a winding up of Marex Group plc prior to the occurrence of a trigger event, the rights and claims of the holders of the AT1 Securities will rank ahead of the claims of holders of our share capital but junior to the claims of our senior creditors (including holders of our Tier 2 Notes). The AT1 Securities will convert into ordinary shares of Marex Group plc, at a pre-determined conversion price, should our IFPR Common Equity Tier 1 Ratio fall to less than 64% (the “trigger event”). As of the date of this prospectus, the conversion price for our AT1 Securities is $1,879.924 per ordinary share, which has been adjusted as a result of the reorganization of our share capital in connection with our IPO.

Credit Facilities

As of December 31, 2024, we had access to three external credit facilities with a total of $475 million, two unsecured committed revolving credit facilities with a total of $275 million and an uncommitted securities financing facility of $200 million.

Marex Revolving Credit Facility

We entered into a facility agreement of $120.0 million with Lloyd’s Bank on June 6, 2014, which we renewed in March 2021 (the “2014 Facility Agreement”). On June 30, 2023, we refinanced the 2014 Facility Agreement with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch. The Marex Revolving Credit Facility is currently committed up to $150.0 million and incorporates a swingline facility of up to $37.5 million (the “Swingline Facility”). Barclays Bank plc and HSBC Bank plc are the lenders for the purposes of the Swingline Facility. Both the Swingline Facility and the Marex Revolving Credit Facility are subject to the overall limit of $150.0 million.

Advances under the Marex Revolving Credit Facility and the Swingline Facility may be applied towards the repayment of any outstanding loans and other financial indebtedness outstanding under the 2014 Facility Agreement, as well as general corporate and working capital purposes.

The rate of interest on a loan under the Marex Revolving Credit Facility or the Swingline Facility will either be: (a) the percentage rate per annum that is the aggregate of the applicable margin, which is by default and subject to certain conditions, including, but not limited to, a change in the credit rating

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of Marex Group plc, 2.10% per annum (the “Margin”) and the euro interbank offered rate administered by the European Money Markets Institute, or (b) the percentage rate per annum that is the aggregate of the applicable Margin and compounded reference rate for that day as calculated in accordance with the calculation described in the agreement governing the Marex Revolving Credit Facility.

The agreement governing the Marex Revolving Credit Facility contains customary provisions, including voluntary and mandatory prepayment upon a change of control (excluding a qualifying initial public offering of Marex Group plc), and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Financial Indebtedness (subject to exceptions such as Financial Indebtedness incurred by the Parent (Borrower) (as defined in the Marex Revolving Credit Facility)).

The agreement governing the Marex Revolving Credit Facility also requires us to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include a total leverage ratio of less than 3.00:1 (the total leverage ratio being the ratio of net debt to consolidated EBITDA for the 12 months preceding the end of each quarter (the “Relevant Period”)), an interest cover ratio of more than or equal to 3.00:1 (the interest cover ratio being the ratio in any Relevant Period of consolidated EBITDA to net finance charges for that Relevant Period) and a tangible net worth greater than $250,000,000 in respect of any Relevant Period.

The final maturity date of the Marex Revolving Credit Facility is June 30, 2026, subject to an extension option of 12 months.

MCMI Revolving Credit Facility

Through our acquisition of ED&F Man Capital Markets Inc. (now Marex Capital Markets Inc.), we have access to a committed revolving credit facility of $125.0 million (previously $100.0 million as at December 31, 2023 and $160.0 million as at December 31, 2022) arranged by BMO Harris Bank N.A. (now BMO Bank N.A.) (“BMO”) and in which BMO, Barclays Bank PLC, Customers Bank, TriState Capital Bank and Northbrook Bank & Trust Company are lenders. The MCMI Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Revolving Credit Facility). The applicable interest rate for each loan made under the MCMI Facility is the rate announced by the administrative agent under the MCMI Facility from time to time as such administrative agent’s prime commercial rate in effect on such day. We are also required to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include (i) a minimum net capital amount equal to $312,320,000 and (ii) a minimum total regulatory capital amount equal to $412,500,000.

MCMI Credit Facility

Also through our acquisition of ED&F Man Capital Markets Inc., we have access to a $125.0 million uncommitted securities financing facility through MCMI with BMO Harris Bank N.A. (now BMO Bank N.A.), which is secured by a promissory note and first liens on collateral deposited with BMO Harris Bank N.A., including negotiable warehouse receipts and marketable securities subject to certain haircuts. The MCMI Credit Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to

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dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Credit Facility). We are also required to comply with certain financial covenants. The interest rate to be paid is mutually agreed between us and BMO Bank N.A. in accordance with the MCMI Credit Facility.

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ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of our ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares” for more information.

As of March 31, 2025, we had 71,231,706 ordinary shares outstanding, which excludes 1,537,046 ordinary shares that were held by our EBT that were unallocated. Of these shares, all of the ordinary shares expected to be sold in this offering by the Selling Shareholders, including any ordinary shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act. The outstanding ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, are subject to lock-up restrictions and/or are restricted from selling shares by Rule 144. Such shares are deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below, the lock-up arrangements in connection with the series 2020 Growth Shares (see “Management—Equity Incentive Plans—Growth Shares” for additional information) and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ordinary shares, the ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning on ;

•

233,351 ordinary shares, as applicable, will be eligible for sale upon expiration of the restrictions set forth under the terms of the 2020 Growth Shares, beginning on April 27, 2025, one year after April 26, 2024; and

•

233,351 ordinary shares, as applicable, will be eligible for sale upon expiration of the restrictions set forth under the terms of the 2020 Growth Shares, beginning on April 27, 2026, two years after April 26, 2024.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 702,909 ordinary shares immediately after this offering; or

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•	the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, executive officers, directors, consultants or advisors who acquired shares from us in connection with a compensatory share or option plan or other written agreement prior to our IPO is entitled to resell such shares in reliance on Rule 144. Accordingly, subject to any applicable lock-up restrictions, under Rule 701, persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

In connection with this offering, the Selling Shareholders, our executive officers and directors have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or such other securities for a period of   days after the date of this prospectus, subject to certain exceptions, including as it relates to any shares pledged to a third party in arm’s length transactions, from time to time, so long as the pledgee shall agree to be bound to lock-up arrangements in substantially the same form as the pledgor, without the prior written consent of          .

Company Lock-up Agreements

In connection with our IPO, our executive officers and certain other members of our management team entered into a lock-up agreement with the Company (the “Company Lock-up Agreement”). Pursuant to the Company Lock-up Agreement, each such shareholder agreed not to sell certain shares owned by them for a period of through and including April 24, 2025 (which is the date that is one year after the date of the final prospectus relating to our IPO), with the exception of our Chief Executive Officer, who is subject to a two year lock-up period. After October 22, 2024 (which is the date that is 180 days after the date of the final prospectus relating to our IPO), the Company Lock-up Agreement may be waived with the consent of our Chief Executive Officer and our remuneration committee. Following the expiration of the Company Lock-up Agreement on April 24, 2025,        ordinary shares will be released from the terms of the Company Lock-up Agreement, and as of April 24, 2026,        ordinary shares will be released from the terms of the Company Lock-up Agreement, unless otherwise waived in accordance with the terms of the Company Lock-up Agreement.

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Growth Shares Lock-Up Arrangements

Each recipient of the series 2020 Growth Shares is subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth Shares within one year of completion of our IPO in excess of 33% of the recipient’s series 2020 Growth Shares and within two years of completion of our IPO in excess of 66% of the recipient’s series 2020 Growth Shares (unless we determine otherwise). See section entitled “Management—Equity Incentive Plans—Growth Shares” for additional information.

Registration Rights

In connection with our IPO, we entered into a Registration Rights Agreement pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Following this offering, any such ordinary shares sold by the Selling Shareholders in this offering will no longer be entitled to such registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of England and Wales and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material U.K. Tax Considerations

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “U.S. Federal Income Taxation.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis or under the U.K.’s foreign income and gains regime.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF

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ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in the 2024/25 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).

Chargeable Gains

A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

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If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate (for disposals made from October 30, 2024) will be 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate (for disposals made from October 30, 2024) would be 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable (for disposals made from October 30, 2024) to the excess would be 24%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently 25%) would apply.

A holder of ordinary shares that is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.

Transfers of Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Transfers Into (or Between) Depositary Receipt Issuers and Clearance Services

Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the

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provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986 (a “section 97A election”). No such charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service.

The 1.5% U.K. stamp duty and SDRT charges should not, however, arise on a transfer of U.K. shares to a depositary receipt issuer or to a clearance service to the extent that such transfer is an “exempt capital-raising transfer” or an “exempt listing transfer,” as defined in Finance Act 2024.

Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to U.K. stamp duty and SDRT (assuming that the clearance service has not entered into a section 97A election) and, as such, the transfer of our ordinary shares on completion of this offering from the depositary receipt issuer to the nominee for DTC should not give rise to a liability to U.K. stamp duty or SDRT. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

No stamp duty or SDRT should be required to be paid on a transfer of our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.

Material U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ordinary shares. This summary deals only with the ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum taxes, holders that acquired the ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

If we make any distributions, subject to the discussion below under “—Passive foreign investment company,” the amount of dividends paid to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on the ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

re-characterized as United States source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.

United States Treasury regulations impose various limitations on a United States Holder’s ability to claim foreign tax credit in respect of any foreign tax imposed on a distribution on the ordinary shares. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States—United Kingdom income tax treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “—Passive foreign investment company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Special rules apply for a dealer as specifically defined under the PFIC rules. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

The application of the PFIC rules (including the special rules for a dealer) to a corporation in the type of business that we are engaged in is subject to uncertainty. If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a PFIC, as described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a United States Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange” (which includes Nasdaq). If a United States Holder makes an effective mark-to-market election, such United States Holder will include in each year as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares, and will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Gain or loss on a sale or exchange of the ordinary shares will be treated similarly. If a United States Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a United States Holder will not include in income mark-to-market gain or loss) unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election generally cannot be made for equity interests in Lower-tier PFICs, United States Holders generally will continue to be subject to the PFIC rules with

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

respect to their indirect interest in any Lower-tier PFICs. As a result, distributions from, and dispositions of, Lower-tier PFICs, as well as certain other transactions, generally will be treated as distributions or dispositions subject to the special tax rules above, even if a mark-to-market election is made. United States Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any Lower-tier PFICs. If we are a PFIC, a timely election to treat us as a qualified electing fund treatment would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election.

For each taxable year we are considered a PFIC, a United States Holder will be subject to annual information reporting requirements under the PFIC rules, including the filling of IRS Form 8621. A failure to file forms as required may toll the running of the statute of limitations in respect of each of the United States Holder’s taxable years for which such form is required to be filed.

Each United States Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of holding the ordinary shares if we are a PFIC in any taxable year during its holding period, including the desirability of making a mark-to-market election.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

UNDERWRITING

We, the Selling Shareholders and the underwriters named below will enter into an underwriting agreement with respect to the ordinary shares being offered by the Selling Shareholders. Subject to certain conditions, each underwriter (in alphabetical order) has severally agreed to purchase the number of ordinary shares indicated in the following table.    are the representatives of the underwriters (the “Representatives”).

Underwriters	Number of Ordinary shares

Total

The underwriters will be committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional     ordinary shares from the Selling Shareholders to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of the final prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase     additional ordinary shares.

Paid by the Selling Shareholders
	No Exercise	Full Exercise
Per ordinary share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per ordinary share from the public offering price. After the offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the public offering price, the Representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Selling Shareholders, our executive officers and directors (each a “Lock-Up Party”), have agreed that they will not, and will not cause or direct any of their respective affiliates to, for a period of      days after the date of this prospectus (the “Lock-Up Period”), (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares (such ordinary shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by any Lock-Up Party, (ii) engage in any hedging or other transaction or arrangement

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(including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by any Lock-up Party or someone other than any Lock-Up Party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The restrictions set forth above applicable to the Lock-Up Parties are subject to specified exceptions, including:

(a)	transfer its Lock-Up Securities:

(1)	in this offering pursuant to the underwriting agreement,

(2)	as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,

(3)	upon death by will, testamentary document or intestate succession to the legal representatives, heirs, beneficiaries or immediate family members of such Lock-Up Party,

(4)

if the Lock-Up Party is a natural person, to any member of the Lock-Up Party’s immediate family or to any trust for the direct or indirect benefit of the Lock-Up Party or the immediate family of the Lock-Up Party or, if the Lock-Up Party is a trust, to a trustor, trustee or beneficiary of the trust or the estate of a beneficiary of such trust,

(5)	to a partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the Lock-Up Party or the immediate family of the Lock-Up Party,

(6)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(ii) through (v) above,

(7)

if the Lock-Up Party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the Lock-Up Party, (B) to any investment fund, vehicle, account, portion of a fund, vehicle or account or other entity which fund or entity is controlling, controlled by, managing, managed by or under common control with the Lock-Up Party or affiliates of the Lock-Up Party, or (C) as part of a distribution or transfer by the Lock-Up Party to its shareholders, partners, members, any investment fund controlled or managed by any affiliate of the Lock-Up Party or other equityholders or to the estate of any such shareholders, partners, members, other equityholders or any investment fund controlled or managed by any affiliate of the Lock-Up Party,

(8)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,

(9)

pursuant to an order of a court or regulatory agency or to comply with any regulations related to the Lock-Up Party’s ownership of Lock-Up Securities, provided that if the Lock-Up Party is required to file a report under the Exchange Act, the Lock-Up Party shall include a statement in such report to the effect that such transfer is pursuant to an order of a court or regulatory agency or to comply with any regulations related to the ownership of the Lock-Up Securities unless such a statement would be prohibited by any applicable law, regulation or order of a court or regulatory authority,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

(10)	to the Company or its affiliates (or to the trustee of any employee benefit trust established by the Company) upon death, disability or termination of employment, in each case, of the Lock-Up Party,

(11)

to the Company or its affiliates (or to the trustee of any employee benefit trust established by the Company) (A) deemed to occur upon the cashless exercise of options or similar awards or (B) for the primary purpose of paying the exercise price of such options or similar awards,

(12)

if the Lock-Up Party is not an officer or director of the Company, in connection with a sale of the Lock-Up Party’s ordinary shares acquired in open market transactions after the closing date of the offering,

(13)	if the Lock-Up Party is not an officer or director of the Company, in connection with a sale of the Lock-Up Party’s ordinary shares acquired from the underwriters in the offering,

(14)

pursuant to the exercise of warrants on a “cashless” basis as described in the registration statement, including for the purpose of paying the exercise price of such warrants or for paying taxes (including estimated taxes) and social security (or similar liabilities) due as a result of the exercise of such warrants, provided that the restrictions contained in the lock-up agreement shall apply to remaining Lock-Up Securities issued upon such “cashless” exercise,

(15)

received pursuant to or in connection with the vesting or settlement of awards received under the 2021 DBP and 2022 DBP to the Company or its affiliates (or to the trustee of any employee benefit trust established by the Company),

(16)

to the Company or its affiliates (or to the trustee of any employee benefit trust established by the Company) in connection with the vesting, settlement or exercise of restricted share units, options, warrants, deferred bonus plan or similar awards or other rights to receive or purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise), including the 2022 DBP, that are scheduled to expire, automatically vest or settle during the Lock-Up Period, including any transfer to the Company (or to the trustee of any employee benefit trust established by the Company) for the payment or discharge of tax or social security (or similar liabilities) withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted share units, options, warrants, deferred bonus plan or similar awards or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a share incentive plan, deferred bonus plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in this registration statement, the preliminary prospectus relating to the ordinary shares included in this registration statement immediately prior to the time the underwriting agreement is executed and this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement,

(17)

to the Company in connection with the conversion or reclassification of the outstanding equity securities of the Company in accordance with the Company’s Articles of Association, provided that any such securities received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement;

(18)

pursuant to pledges to any third-party pledgee in a bona fide, arm’s length transaction, to the extent necessary for bona fide business purposes, as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the lock-up parties and/or their affiliates or any similar arrangement relating to a financing agreement for the benefit of the lock-up parties and/or their affiliates, provided that the terms of such pledge require that, to the extent the pledgees enforce their security

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PURSUANT TO 17 C.F.R. SECTION 200.83

interest during the term of the Lock-Up Period by way of sale, transfer, appropriation or other disposition, each purchaser or transferee shall execute and deliver to the Representatives (prior to or substantially contemporaneously with such sale, transfer, appropriation or other disposition) a lock-up letter substantially in the form of the lock-up agreement in respect of the remainder of the Lock-Up Period, or

(19)

with the prior written consent of       , acting on behalf of the Underwriters; provided, however, that the undersigned shall have delivered such request for a waiver from the lock-up agreement, or any provision thereof, in a manner such that        would have been provided with a reasonable opportunity to review and respond to the Lock-Up Party request; provided; further, that following the Lock-Up Party’s receipt of the written consent required pursuant to this clause (xix), the Lock-Up Party shall deliver notice to        at least twenty-four hours in advance of effectuating a transfer of the Lock-Up Securities pursuant to this clause (a)(xix);

provided that (A) in the case of clauses (a)(ii), (iii), (iv), (v), (vi) and (vii) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(ii) through (vii), (viii) and (xv) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver to the Representatives a lock-up agreement in the form of the lock-up agreement, (C) in the case of clauses (a)(ii) through (vii), (ix), (x), (xi) and (xvi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act or other public filing, report or announcement reporting a reduction in the beneficial ownership of the Lock-Up Securities shall be voluntarily made, and if any such filing, report or announcement reporting a reduction in the beneficial ownership of the Lock-Up Securities shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (1) the circumstances of such transfer or distribution and (2) in the cases required in clause (B) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of the lock-up agreement;

(b)

enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) relating to the transfer, sale or other disposition of the Lock-Up Party’s Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be required or shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period; provided that if any such filing, report, or announcement shall be legally required during the Lock-Up Period, such filing, report, or announcement shall clearly indicate therein that none of the securities subject to such plan may be transferred, sold, or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period;

(c)

transfer the Lock-Up Securities pursuant to a 10b5-1 Plan in effect on the date of the lock-up agreement, provided that (i) the Lock-Up Parties agree that any such 10b5-1 Plan shall not be amended, waived or otherwise modified during the Lock-Up Period in a manner that would provide for the transfer of Lock-Up Securities during the Lock-Up Period and (ii) any filing under the Exchange Act that is made in connection with any such transfer during the Lock-Up Period shall state (x) that such transfer has been executed under a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act and (y) the date of adoption of such 10b5-1 Plan; and

(d)

accept a general offer for, or execute and deliver an irrevocable commitment or undertaking to accept such an offer for, and transfer (as applicable), the Lock-Up Party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

that is approved by the board of directors of the Company and made to all holders of the Company’s share capital involving a change of control of the Company, in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement.

       acting on behalf of the underwriters, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our ordinary shares are listed on Nasdaq under the symbol “MRX.”

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the OTC market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . The underwriters have agreed to reimburse

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certain of our expenses in connection with the offering. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $    .

We and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. In particular, certain affiliates of the underwriters are acting as the lead arrangers and/or lenders in connection with the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, for which they have received, and will receive, customary fees and expenses as consideration therewith. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. The underwriters and their respective affiliates may also be, and some have been, clients of ours, and may also enter into, and some have entered into, hedging transactions with us.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

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provided that no such offer of ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters, each of the Selling Shareholders and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary share to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in each relevant Member State.

United Kingdom

In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the Financial Conduct Authority, except that offers of ordinary shares may be made to the public in the United Kingdom at any time under the following exemptions under the U.K. Prospectus Regulation:

(d)	to any legal entity which is a qualified investor as defined in Article 2 of the U.K. Prospectus Regulation;

(e)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(f)

in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA, provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

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For the purposes of this provision, the expression an “offer to the public” in relation to any units in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, the expression “Order” means the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for

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subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

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Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

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LEGAL MATTERS

The validity of our ordinary shares and other and certain legal matters of English law in connection with this offering will be passed upon for us by Herbert Smith Freehills LLP. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Kirkland & Ellis LLP.

EXPERTS

The financial statements of Marex Group plc as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this prospectus by reference to Marex Group plc’s Annual Report on Form 20-F for the year ended December 31, 2024, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing. The current address of Deloitte LLP is 1 New Street Square, London, EC4A 3HQ, United Kingdom.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Herbert Smith Freehills LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Herbert Smith Freehills LLP that any final and conclusive monetary judgment for a debt or definite sum obtained against us in United States courts with competent jurisdiction will be given effect by the courts of England and Wales at common law by an action or counterclaim for the amount due under such judgment, without a substantive re-examination of the merits of such judgment, provided that:

•	the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;

•

the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by, or impeachable on the grounds of, fraud;

•

the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

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•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;

•	there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any defenses of set-off or counterclaim against the judgment creditor.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

In addition, we are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.marex.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information we file with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We hereby incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 21, 2025.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Marex Group plc, 155 Bishopsgate, London EC2M 3TQ, United Kingdom. These documents are also available at our website, www.marex.com, or as described under “Where You Can Find Additional Information” above. The information on our website does not constitute part of this document and is not incorporated by reference herein.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

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Ordinary Shares

Prospectus dated    , 2025

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

To the extent permitted by law, our Articles of Association provide that the directors and officers of Marex Group plc or any associated company shall be entitled to be indemnified against all losses or liabilities which they incur in execution of their duty in their respective offices. We have entered into deeds of indemnity with each of our executive officers and directors.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, our executive officers and directors (each a “Relevant Officer”) shall have the benefit of a deed of indemnity containing provisions that entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all charges, losses, liabilities and damages and all properly incurred costs and expenses incurred by them in relation thereto to the fullest extent permitted by law), provided that our Articles of Association shall not authorize any such person to indemnification to the extent that it would be prohibited or rendered void under the Companies Act or other applicable law, in connection with any proven or alleged negligence, default, breach of duty or breach of trust or otherwise by them in relation to us or any of our associated companies (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to us or any of our associated companies; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by us or our associated companies in which judgment is given against the Relevant Officer; (v) any claim which our board of directors determines as arising from the Relevant Officer’s fraud or willful default or which a court has determined as arising from the Relevant Officer’s fraud, willful default, recklessness or gross negligence; and (vi) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer.

Subject to the provisions of the Companies Act, pursuant to a deed of indemnity, the Company may provide any Relevant Officer with funds to meet reasonable costs and expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust or otherwise by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.

The underwriting agreement that the Company will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the Relevant Officers of the Company against certain liabilities arising in connection with this offering.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

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PURSUANT TO 17 C.F.R. SECTION 200.83

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, Marex Group plc issued the following securities without registration under the Securities Act:

•

Structured Notes Program: We issued a total of 7,430 Structured Securities during the past three years for a total aggregate offering price of approximately $5,825.3 million. Our Structured Securities are warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms and were issued as part of our Financial Products business. We used the proceeds of the issuance of the Structured Securities to diversify our sources of funding and for general corporate purposes. Our Structured Securities are customarily purchased by institutional investors.

•

EMTN Program: In February 2023, we issued an aggregate principal amount of €300.0 million of 8.375% senior fixed rates notes due February 2, 2028, under our EMTN Program (the proceeds of which were subsequently swapped to USD at an interest rate of SOFR plus 612 basis points). We used the proceeds of the issuance of the 2028 Notes for general corporate purposes, which included the funding of acquisitions. Our 2028 Notes were purchased by institutional investors focused on fixed income debt securities.

•

AT1 Securities: In June 2022, we issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes for an aggregate offering price, net of issuance costs, of €97.6 million. We used the proceeds of the issuance of the AT1 Securities for general corporate purposes. Our AT1 Securities were purchased by institutional investors focused on fixed income debt securities with a small proportion also purchased by senior management.

Such securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters were involved in these transactions.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits

(a) The Exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the audited consolidated financial statements incorporated by reference in this prospectus and related notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Association of the Registrant	F-1	333-278231	3.1	March 26, 2024

3.2	Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank N.A. as trustee	F-1	333-282656	4.1	October 22, 2024

3.3	Form of Mater Global Note (included in 3.2 above)	F-1	333-282656	4.2	October 22, 2024

5.1*	Opinion of Herbert Smith Freehills LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1	Form of Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant	F-1	333-278231	10.1	April 15, 2024

10.2	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant	F-1	333-278231	10.2	April 15, 2024

10.3	Form of Deed of Indemnity	F-1	333-278231	10.3	April 15, 2024

10.4#	Marex Group plc Retention Long Term Incentive Plan	F-1	333-278231	10.4	April 15, 2024

10.5#	Marex Group plc 2021 Deferred Bonus Plan	F-1	333-278231	10.5	April 15, 2024

10.6#	Marex Group plc 2022 Deferred Bonus Plan	F-1	333-278231	10.6	April 15, 2024

10.7#	Long-Term Incentive Plan	F-1	333-278231	10.7	April 15, 2024

10.8	Revolving Credit Facility by and among Lloyd’s Bank dated March 2014, as amended on June 30, 2023, by and among the Company, Barclays Bank plc, HSBC Bank plc, Bank of China Limited, London Branch, and Industrial and Commercial Bank of China Limited, London Branch	F-1	333-278231	10.8	March 26, 2024

10.9#	Marex Group plc Global Omnibus Plan	S-8	333-278953	99.5	April 26, 2024

10.10#	Marex Group Limited 2007 Employee Share Purchase Plan, as amended on April 10, 2024	F-1	333-278231	10.10	April 15, 2024

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

10.11	Form of Company Lock-up Agreement	F-1	333-278231	10.11	April 15, 2024

10.12#	Marex Group plc Employee Share Purchase Plan	S-8	333-278953	99.6	April 26, 2024

21.1	List of subsidiaries of the Registrant	F-1	333-278231	21.1	March 26, 2024

23.1*	Consent of Deloitte LLP, an independent registered public accounting firm

23.2*	Consent of Herbert Smith Freehills LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

107*	Calculation of Filing Fee Table

#	Indicates management contract or compensatory plan.
*	To be filed by amendment.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on     , 2025.

Marex Group plc

By:
Name: Ian Lowitt
Title: Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ian Lowitt and Robert Irvin as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on     , 2025 in the capacities indicated:

Name	Title

Ian Lowitt	Chief Executive Officer and Director (principal executive officer)

Robert Irvin	Chief Financial Officer and Director (principal financial officer and principal accounting officer)

Robert Pickering	Chair of the Board of Directors

Konstantin Graf von Schweinitz	Director

Sarah Ing	Director

Linda Myers	Director

Roger Nagioff	Director

John W. Pietrowicz	Director

Henry Richards	Director

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Marex Group plc has signed this registration statement on     , 2025.

Marex Capital Markets, Inc.

By:
	Name:	Michael Conti
	Title:	Head of Legal - North America